Exhibit 99.1

March 8, 2011

Bezeq The Israel Telecommunication Corporation Ltd.

Periodic Report for the Year 2010*

Chapter A	-	Description of Company Operations

Chapter B	-	Directors' Report on the State of the Company's Affairs

Chapter C	-	Financial Statements

Chapter D	-	Additional Information about the Company

*	The periodic report was drawn up in accordance with the Securities (Periodic and Immediate Reports) Regulations, 1970

Table of Contents

1. General development of the Group's business		1
1.1	Group activities and business development	1
1.2	Segments of operation	3
1.3	Investments in the Company's capital and transactions in its shares	4
1.4	Distribution of dividends	6
1.5	Financial information about the Group's segments of operation	8
1.6	Group forecast	15
1.7	General environment and influence of external factors on the Group's activities	15
2. Bezeq – Domestic fixed-line communications		25
2.1	General information about the segment of operation	25
2.2	Products and services	30
2.3	Segmentation of product and service revenues	33
2.4	Customers	33
2.5	Marketing, distribution and service	34
2.6	Competition	34
2.7	Property, plant and equipment, and facilities	38
2.8	Intangible assets	42
2.9	Human capital	43
2.10	Equipment and suppliers	48
2.11	Working capital	48
2.12	Investments	48
2.13	Financing	49
2.14	Taxation	50
2.15	Environmental risks and their management	51
2.16	Restrictions and control of the Company's operations	51
2.17	Substantial agreements	59
2.18	Legal proceedings	61
2.19	Business Objectives and Strategy	65
2.20	Expectations for development in the coming year	67
2.21	Risk factors	67
3. Pelephone – Mobile radio-telephone (cellular telephony)		71
3.1	General information about the segment of operation	71
3.2	Products and services	75
3.3	Segmentation of revenues from products and services	76
3.4	New products	76
3.5	Customers	77
3.6	Marketing, distribution and service	77
3.7	Competition	77
3.8	Seasonality	80
3.9	Property, plant and equipment, and facilities	80
3.10	Intangible assets	82
3.11	Human capital	83
3.12	Suppliers	84
3.13	Working capital	85
3.14	Investment in affiliates and in a partnership	86
3.15	Financing	86
3.16	Taxation	87

A-i

3.17	Environmental risks and their management	87
3.18	Restrictions on and control of Pelephone's operations	89
3.19	Substantial agreements	94
3.20	Cooperation agreements	94
3.21	Legal proceedings	94
3.22	Business objectives and strategy	99
3.23	Outlook for development in the coming year	99
3.24	Risk factors	100
4. Bezeq International – international communication and internet services		103
4.1	General	103
4.2	Products and Services	104
4.3	Revenue	105
4.4	New Products	105
4.5	Customers	106
4.6	Marketing, distribution and service	106
4.7	Competition	106
4.8	Seasonality	108
4.9	Property, plant and equipment	108
4.10	Intangible assets	108
4.11	Human capital	108
4.12	Suppliers	109
4.13	Working Capital	110
4.14	Investments	111
4.15	Financing	111
4.16	Taxation	111
4.17	Restrictions and supervision of Bezeq International's operations	111
4.18	Substantial agreements	114
4.19	Cooperation agreements	114
4.20	Legal Proceedings	115
4.21	Objectives, business strategy and projected development	116
4.22	Risk Factors	117
5. DBS – Multi-channel television		119
5.1	General Information on the segment of operation	119
5.2	Products and Services	123
5.3	Revenue and profitability of products and services	123
5.4	New Products	123
5.5	Customers	123
5.6	Marketing and Distribution	124
5.7	Competition	124
5.8	Production capacity	126
5.9	Property, plant and equipment	127
5.10	Intangible assets	128
5.11	Broadcasting Rights	128
5.12	Human Resources	130
5.13	Suppliers	131
5.14	Working Capital	131
5.15	Financing	132
5.16	Taxation	137
5.17	Restrictions on and supervision of the company	137
5.18	Substantial agreements	140
5.19	Cooperation Agreements	142
5.20	Legal Proceedings	142
5.21	Business objectives and strategy	144
5.22	Discussion of Risk Factors	144

A-ii

LIST OF TERMS

A.	Names of laws appearing in the report

Consumer Protection Law	Consumer Protection Law, 1981
Antitrust Law	Antitrust Law, 1988
Arrangements Law	Economic Policy for 2011-2012 (Legislative Amendments) Law, 2011
Companies Law	Companies Law, 19990
Non-Ionizing Radiation Law	Non-Ionizing Radiation law, 2006
Second Authority Law	Second Authority for Television and Radio Law, 1990
Planning and Construction Law	Planning and Construction Law, 1965
Communications Law	Communications (Telecommunications and Broadcasts) Law, 1982
Securities Law	Securities Law, 1968
Class Actions Law	Class Actions Law, 2006
Telegraph Ordinance	Wireless Telegraph Ordinance [New Version[, 1972
Communications Order	Communications (Telecommunications and Broadcasts) (Determination of an Essential Service Provided by Bezeq Israel Communications Corp.) Order, 1997
Frequency Regulations for Access Installations	Communications (Telecommunications and Broadcasts) (Frequencies for Wireless Access Installations) Regulations, 2002
Royalties Regulations	Communications (Telecommunications and Broadcasts) (Royalties) Regulations, 2001 and Communications (Telecommunications and Broadcasts) (Royalties) (Temporary Order) Regulations, 2011
Royalties Regulations (Satellite Broadcasts)	Communications (Telecommunications and Broadcasts) (Satellite Television Broadcasts) (License fees and Royalties), 1999
Interconnect Regulations	Communications (Telecommunications and Broadcasts) (Payments for Interconnect) Regulations, 5760
Satellite Broadcasting License Regulations	Communications (Telecommunications and Broadcasts) (Proceedings and Conditions for Grant of a Satellite Broadcasts License), 1998
International Operator License Regulations	Communications (Telecommunications and broadcasts) (Proceedings and terms for receipt of a general license for providing international telecommunications services) Regulations, 2004

B.	Other principal technological terms appearing in the report1

Bezeq On Line	Bezeq On Line Ltd.
Bezeq International	Bezeq International Ltd.
Bezeq Zahav Holdings	Bezeq Zahav (Holdings) Ltd.
B Communications	B Communications Ltd. (formerly – 012 Smile Communications Ltd.)
2010 Financials	The consolidated financial statements of the Company for the year ended December 31, 2010
DBS 2010 Financials	The financial statements of DBS for the year ended December 31, 2010, which are attached to this report
interconnect fees	Interconnect fees (also called "call completion fees") are paid by one carrier to another for interconnection (see definition below)

1	Please note that the definitions are for reader convenience only, and are not necessarily identical to the definitions in the Communications Law or its Regulations.

A-iii

DBS	D.B.S. Satellite Services (1998) Ltd.
HOT	HOT Communications Systems Ltd. and corporations in its control which operate in broadcasting (multi-channel television)
HOT Telecom	HOT Telecom Limited Partnership
HOT-Net	HOT-Net Internet Services Ltd.
the Stock Exchange	The Tel Aviv Stock Exchange Ltd.
the Gronau Report
9, 2008The report published on March 8 by the committee appointed to formulate detailed recommendations concerning policy and the principles of competition in communications in Israel, headed by Prof. Gronau

Walla	Walla! Communications Ltd. and corporations in its control
Haik Commission	Committee headed by Mr. Amir Haik for reviewing the structure and updating of Bezeq tariffs and for setting wholesale service tariffs in fixed-line communications
Eurocom DBS	Eurocom D.B.S. Ltd.
Mirs	Mirs Communications Ltd. and corporations in its control
public switching	A telephony system supporting the connection of installations for passing calls between various end units
Mbps	Megabits per second; a unit of measure for the speed of data transfer
Domestic Carrier	An entity providing fixed-line domestic telephony services under a general or special domestic carrier license
PVR decoders	Digital decoders enabling viewing of satellite broadcasts, with recording ability on a hard disk (Personal Video Recorder) and enabling other advanced services
HDPVR decoders	PVR decoders that also enable receipt of HD broadcasts in addition to the other services provided by PVR decoders
Roaming
Roaming services allow a customer of one communications network to receive services from another communications network which is not his home network, based on roaming agreements between the home network and the host network

NEP
Network End Point – an interface to which a public telecommunications network and terminal equipment or a private network are connected. NEP services include the supply and maintenance of equipment and services on the customer's premises

Cellcom	Cellcom Israel Ltd. and corporations in its control
Pelephone	Pelephone Communications Ltd. and corporations in its control
Partner	Partner Communications Ltd. and corporations in its control
interconnect
Interconnect enables telecommunications messages to be transferred between subscribers of various license-holders or services to be provided by one license-holder to the subscribers of another license-holder; interconnect is made possible by means of a connection between a public telecommunications network of one license-holder (e.g. the Company) and a public network of another license-holder (e.g. a cellular operator). See also the definition of "interconnect fees".

cellular	Mobile radio-telephone; cellular telephony
ITS license	General license for providing international telecommunications services
domestic carrier license	General license for providing fixed-line domestic telecommunications services
cellular license	General license for providing mobile radio-telephone services by the cellular method
broadcasting license	License for satellite television broadcasts

A-iv

transmission services	Transfer service for electromagnetic signals or a series of bits between telecommunications facilities of a license-holder (excluding terminal equipment)
data communication services
Network services for transferring data from point to point, transferring data between computers and between different communications networks, communications network connection services for the Internet, and remote access services for businesses

012 Smile	012 Smile Telecom Ltd. and corporations in its control
ARPU	Average Revenue Per User
CDMA	Code Division Multiple Access – Access technology for cellular communications networks based on separation of subscribers by encoding
xDSL
Digital Subscriber Line – Technology that uses copper wires of telephone lines to transfer data (the Internet) at high speeds by using frequencies higher than the audible frequency and therefore enabling simultaneous call and data transfer

DTT	Digital Terrestrial Television – Wireless digital broadcast of television channels by means of terrestrial transmission stations
GSM	Global System for Mobile Communications – International standard for cellular communications networks ("2nd Generation")
HD	High Definition TV
HSPA	Cellular technology succeeding the UMTS standard, enabling data transfer at high speeds ("3.5 Generation")
IP	Internet Protocol. The protocol enables unity between voice, data and video services using the same network
IPVPN
Virtual Private Network based on IP and located on the public network, through which it is possible to (a) enable end users to connect to the organizational network by remote access, and (b) connect between the organization's branches (intranet)

ISP
Internet Service Provider – Holder of a special license for providing Internet access services. The Internet access provider is the entity enabling the end user to connect to TCP/IP protocol that links him and the global Internet

MOU	Minutes of Use – the average number of minutes of use of a subscriber to the communications services
MVNO	Mobile Virtual Network Operator – A virtual cellular operator that uses the existing communications infrastructures of the cellular carriers without need for its own infrastructures
NGN	Next Generation Network – The communications network of the next generation, based on IP architecture
PSTN	Public Switch Telephone Network – The Company's long-standing fixed-line domestic communications infrastructure
UMTS	International standard for cellular communications developed from the GSM standard ("3rd Generation")
VDSL2	Very High Bit Rate Digital Subscriber Line – Digital Subscriber Line (DSL) with very high speed. One of the fastest technologies for data transfer at high bandwidth on ordinary telephone lines
VoB	Voice over Broadband – Telephony and associated services in IP technology using fixed-line broadband access services
VoC	Voice over Cellular Broadband – Telephony services over a cellular data communications channel ("Mobile VoB Services")
VOD	Video on Demand – Television services per customer demand
VoIP	Voice over Internet Protocol – Technology enabling the transfer of voice messages (provision of telephony services) by means of IP protocol
Wi Fi	Wireless Fidelity – Wireless access to the Internet within a local space

A-v

CHAPTER A – DESCRIPTION OF THE COMPANY'S BUSINESS

Bezeq – The Israel Communications Corp Ltd. ("the Company" or "Bezeq"), together with its subsidiaries, whether wholly or partly owned, whose financial statements are consolidated with those of the Company, as well as D.B.S. Satellite Services (1998) Ltd., an affiliate, are hereafter together referred to in this Periodic Report as "the Group" or "Bezeq Group".2

1.	General development of the Group's business

1.1	Group activities and business development

1.1.1	General

At the date of this periodic report, Bezeq Group is a principal provider of communications services in Israel. The Bezeq Group implements and provides a broad range of telecommunications operations and services, including domestic fixed-line, cellular and international communication services, multi-channel satellite television broadcasts, internet infrastructure and access services, customer call centers, maintenance and development of communications infrastructures, provision of communications services to other communications providers, television and radio broadcasts, and supply and maintenance of equipment on customer premises (network end point – NEP – services).

The Company was established in 1980 as a government company to which the activities carried out until then at the Ministry of Communications were transferred, and it was privatized over a period of years. The Company became a public company in 1990 and its shares are traded on the Tel Aviv Stock Exchange.

Since April 14, 2010, the controlling shareholder of the Company is B Communications, through its wholly-controlled (indirectly) company B Tikshoret (SP2) Ltd. ("B Tikshoret"), which at March 1, 2011 holds 30.39% (29.08% at full dilution).3 For details about the agreement for acquisition of control in the Company, see Section 1.3.1.

Below is a schematic of the structure of holdings in the Company and the Company's holdings in the subsidiaries and principal affiliates, at March 1, 2011.

2
We draw attention to the fact that the financial statements of DBS are not consolidated with those of the Company, and therefore, the definition of "the Group" in the 2010 Financials differs from its definition in the Chapter "Description of the Company's Business" in the reports of previous years in that it no longer includes DBS.

3
B Communications is a private company registered in Israel, wholly owned and controlled by B Tikshoret (SP1) Ltd., which is wholly owned and controlled by B Communications. B Communications is an Israeli public company whose shares are traded by way of double listing on the Stock Exchange and on Nasdaq. The controlling shareholder in B Communications is Internet Gold – Golden Lines Ltd., and the controlling shareholder in Internet Gold – Golden Lines Ltd. is Eurocom Communications Ltd. (Eurocom Communications"), which is controlled by Eurocom Holdings (1979) Ltd., in which the controlling shareholder is Mr. Shaul Elovitz. The shares of B Tikshoret in the Company are held through a trustee for B Tikshoret as owner and for entities who made financing available to B Tikshoret as lien-holders.

D.B.S. Satellite Services (1998) Ltd.(2)

Bezeq International
Ltd.

71.54%

Walla! Communications
 Ltd. (1)

B Communications
 (through B Tikshoret)

100%

The Public

“Bezeq” The Israel Telecommunication Corp., Limited

69.70%

30.30%

100%

Pelephone Communications Ltd.

49.78%

(1)          A public company traded on the Stock Exchange.

(2)          The Company has options which, at the date of publication of the Periodic Report, grant a right to 8,6% of the shares of DBS (on the non-approval of a merger between the Company and DBS, see Section 1.1.2). The remainder of DBS's shares are held by Eurocom DBS, as described in Section 1.1.2.

In addition, the Company holds 100% of the issued capital of Bezeq On Line, which operates customer call centers of a scope that is not material to the Company, and 100% of the issued capital of Bezeq Zahav Holdings, whose entire operation is the holding of Debentures Series 5 of the Company (see Section 2.17.1).

Below are details of the present holdings in the Company at full dilution, assuming exercise of all the options actually allotted to Group employees and managers (see Section 1.3.2), on December 31, 2010 and at March 1, 2011.

	Percentage of holdings
Shareholders	At December 31, 2009	At March 1, 2011	At full dilution at March 1, 20114
B Communications (through B Tikshoret)	30.31%	30.29%	29.08%
The Public	69.69%	69.71%	70.92%

1.1.2	Mergers and acquisitions

DBS

In view of the decision of the Supreme Court in 2009 not to approve the merger of the Company and DBS (see Section 2.16.8C), the Company ended its control in DBS and commencing August 21, 2009 it ceased consolidation of the financial statements in its financial statements and since that date its investment in DBS shares is stated by the equity method. On this matter, see Note 5 to the 2010 Financials.

To the best of the Company's knowledge, on November 28, 2010, transactions of Eurocom DBS,5 a DBS shareholder, were closed for the purchase of all the holdings and the rights of other shareholder (excluding the Company) in DBS.6 All the acquired shares (approximately 17.6% of the issued and paid up capital of DBS) were placed by Eurocom DBS with a trustee, which holds in trust for it the remainder of its holdings in DBS,7 so that thereafter, the trustee holds for Eurocom DBS approximately 50.22% of the issued and paid up capital of DBS. The approval of the Antitrust Commissioner for B Communications' transaction to acquire control in the Company was made contingent, among other things, on the sale of Eurocom DBS's holdings in DBS within a defined period of time. See Section 1.3.1.

4
The calculation of full dilution assumes that the allotted options will be exercised for shares. In view of the mechanism of exercise of stock appreciation rights in the plan for managers and senior employees in the Group (see Sections 1.3.2 and 2.9.7), this assumption is theoretical only, since in practice, under the terms of the plan and according to the outline, offerees who exercise the options will not be allocated the full number of shares underlying them, only the number of shares that reflects the amount of the financial benefit embodied in the options.

5	Eurocom DBS is indirectly controlled by Mr. Shaul Elovitz, the controlling shareholder (indirectly) in the Company.

6	The other shareholders in DBS were Gilat DBS Ltd.. Lidan Investment Agencies (1994) Ltd., Polar Communications Ltd., Mr. Yoav Harlap and Naniach Ltd.

It is noted that prior to the acquisition, Eurocom DBS approached the Company, as required by the Articles of Association of DBS and the DBS shareholders agreement, with an offer to exercise its right of first refusal. Subsequently, the Company gave notice that it had decided not to exercise the right in view of the March 2009 decision of the Supreme Court prohibiting the Company from increasing its holdings in DBS to more than 50%.

7	The shares are registered to Eurocom DBS and irrevocable power of attorney was granted to the trustee – see Section 1.3.1.a.2.

Walla

Following an announcement in Haaretz Publishing Ltd. ("Haaretz") on March 14, 2010, of its agreement to sell its shares in Walla, on April 25, 2010 Bezeq International exercised its right of first refusal for the Walla shares owned by Haaretz and purchased 14.807,939 shares ("the Acquired Shares") for NIS 6 per share, and in all – NIS 88,847,634. Upon receipt of the Acquired Shares, Bezeq International transferred some of them to a trustee to be held in a blind trust, so that after the transfer, Bezeq International held shares accounting for 44.99% of the issued and paid up capital of Walla.

On September 2, 2010, Bezeq International completed the purchase of an additional 2,274,299 shares of Walla (accounting for approximately 5% of the issued and paid up capital of Walla) by means of a special tender offer in accordance with the Companies Law and the Securities (Tender Offer) Regulations, 2000, at NIS 6 per share and a total consideration of NIS 13,645,794.

Subsequently, and after receipt of the approval of the Antitrust Commissioner,8 on September 21, 2010 all the Walla shares held by the trustee were returned to Bezeq International, and on the same date, the Company purchased all the shares in Walla held by Bezeq International (32,644,997 shares) at NIS 6 per share (for a total of NIS 195.87 million), so that after the purchase, the Company holds approximately 71.66% of the shares of Walla.

Yad 2

Acquisition of Yad 2 – On September 2, 2010, Walla signed an agreement for the acquisition of 75% of the share capital of Koral Tel Ltd. ("Yad 2"), a private company that operates the Yad 2 site on the Internet, in consideration of NIS 117.5 million plus an additional sum to be paid to some of the sellers based on the working capital of Yad 2 and subject to adjustments, and which is not expected to be material for the Company. On this matter, see also Note 5B to the 2010 Financials.

1.2	Segments of operation

The Group has four principal segments of operation which correspond to the corporate division among the Group companies and report as business segments in the Company's consolidated financial statements (see also Note 29 to the 2010 Financials):

1.2.1	The Company – Fixed-line domestic communications

This segment consists primarily of the Company’s operation as a Domestic Carrier, including telephony services, Internet infrastructure and access services, transmission and data communications services. The Company's activities in the domestic fixed-line segment are described in Section 2 of this report.

1.2.2	Pelephone – Cellular communications

Cellular communications, marketing of terminal equipment, installation, operation and maintenance of cellular communication equipment and systems. Pelephone's operations are described in Section 3.

8	See Section 2.16.8E.

1.2.3	Bezeq International – International communications, Internet and NEP services

Internet access services (ISP), international communications services and NEP services. Bezeq International's operations are described in Section 4.

1.2.4	DBS – Multi-channel television

Multi-channel digital satellite television broadcasting services for subscribers (DBS) and the provision of value added services for subscribers. DBS's operations are described in Section 5.

It is noted that in addition, the Company's consolidated financial statements include an "Others" segment, which covers mainly Internet-related fields and the operation of Internet portals (through Walla), customer call center services (through the subsidiary Bezeq Online) and investment in a venture capital fund. The Others segment is not material at the Group level.

1.3	Investments in the Company's capital and transactions in its shares

1.3.1	Transactions in Bezeq shares

A.	Sale of core control

On April 14, 2010, a transaction was closed between the previous controlling shareholder in the Company, Ap.Sb.Ar. Holding Ltd. ("Ap.Sb.Ar") and B Communications, for the off-the-floor sale of all of Ap.Sb.Ar's shares in the Company – 814,211,545 ordinary shares of NIS 1 par value each, accounting at that time for approximately 30.44% of the issued and paid up capital of the Company, at NIS 8 per share and a total consideration of NIS 6,513,692,260.

The Company was told that the transaction was closed after all the preconditions to the agreement were met, including receipt of all the regulatory approvals required by law, including these:

1.
Ministry of Communications approvals (including grant of control permits). The approvals were made contingent upon certain conditions, mainly – a determination that transactions between Eurocom Group9 and Pelephone for the purchase of terminal equipment would be considered an exceptional transaction under Section 270(4) of the Companies Law, and in addition to the approval proceeding employed at Pelephone, also an approval proceeding in the Company; board discussions on the matter must be documented in complete and detailed minutes and forwarded to the Director General at he Ministry of Communications (these two conditions were applied also to DBS with regard to transactions concerning satellite terminal equipment);  Eurocom Group would not transfer to Pelephone any information relating to the supply / provision of products and services to its (Pelephone's) competitors; an employee of Eurocom Cellular Communications Ltd. would not serve as a director in Pelephone and vice versa. Other directives related to DBS shares held in trust  (see sub-section 2 below).

2.
Approval of the Antitrust Commissioner. The approval was made contingent upon certain conditions, mainly – the imposition of a ban on Eurocom Group10 being involved in the determination of commercial terms that a cellular company purchasing terminal equipment from Eurocom Cellular Communications Ltd. offers consumers in Israel, other than participation in financing the sales campaigns of the cellular company, and a requirement for Eurocom Group to sell its holdings in DBS. Until those holdings were sold, Eurocom Group was required to transfer its shares in DBS to a trustee, who would act as owner of the shares and exercise its authority and/or rights at its discretion for the benefit of DBS only, under irrevocable power of attorney. Eurocom Group would no issue instructions or guidelines to the trustee (other than in connection with sale of the shares subject to the provisions in the Commissioner's decision), nor would  the trustee be subject to the interests of Eurocom Group or its objectives, directly or indirectly.

9
For this matter, Eurocom Group means all the corporations controlled, directly or indirectly, by Eurocom Holdings (1979) Ltd. and/or Eurocom Media-Net Holdings Ltd., excluding the Company, Pelephone, Bezeq International and B.E.P Communications Solutions Limited Partnership, as well as employees of Bezeq and those companies who are not employees in other companies in the Group.

10
For this matter, Eurocom Group means all the corporations controlled, directly or indirectly, by Eurocom Holdings (1979) Ltd. and/or Eurocom Media-Net Holdings Ltd., as well as any person related to those companies and excluding the Company and companies in which the Company holds more than 50% of the shares.

In the matter of Eurocom DBS's shares in DBS in respect of which the trustee received the aforementioned power of attorney, it was determined, with the approval of the Ministry of Communications, that any change in the trustee's holding in DBS requires the approval of the Ministry of Communications, and that the trustee would act on an instruction received from any entity that concerned, directly or indirectly, the arrangement of the Ministry of Communications only after receipt of the Ministry's approval.

3.
Approval of the Prime Minister and the Minister of Communications in accordance with the provisions of the Communications Law and of the Communications Order, including the approval of corporations from B Communications Group and the controlling individuals in it to control Bezeq ("the Control Permits"). The Control Permit is contingent, inter alia, upon the percentage of B Tikshoret's holding in the Company not falling below 30% ("the Minimum Percentage"), subject to a number of exceptions stated in the Communications Order.11

The Company's shares were purchased through B Tikshoret.

After  the transfer of control in the Company the competent organs of the Company approved various engagements of the Company and its subsidiaries12 with B Communications Group, including exceptional transactions. Such approval of transactions was given from time to time in accordance with the needs of the Company and its subsidiaries and was duly reported to the public. For additional information, see Section 9 in Chapter D of the Periodic Report and Note 30 to the 2010 Financials.

B.	Other transactions in Bezeq shares

1.
On August 10,2009, October 19, 2009 and November 9, 2009, transactions were closed for the sale of Company shares held at the time by Zeevi Communications Holdings Ltd. (in receivership) ("Zeevi") through UBS Limited investment house, so that after the last transaction as closed, all the Company shares still held by Zeevi  were sold, whereupon Zeevi ceased to have an interest in the Company. The transactions:

Date	Number of shares sold (NIS 1 par value each)	Total price (NIS)	Price per share (NIS)
Aug. 10, 2009	155,000,000	1,151,650,000	7.43
Oct. 19, 2009	120,000,000	976,800,000	8.14
Nov. 9, 2009	184,331,617	1,533,270,390	8.318

11
It is noted that on February 2, 2011, the Prime Minister and Minister of Communications gave approval permitting the Minimum Percentage to fall to 29%, provided that the cause was an allotment of Company shares as part of an exercise of employee stock options, and for a period of six months from the date of decrease of the Minimum Percentage. The approval will take effect on the date of the decrease to below the Minimum Percentage. At the end of the six months, the approval will expire and the Minimum Percentage will apply.

12
Concerning the approval of engagements of the subsidiaries Pelephone, Bezeq International and Bezeq On Line, and of DBS – the Company's approval was given after approval of the transactions by the competent organs of those companies.

2.
On August 11,2009 a transaction was closed for the distribution of 149,376,642 Bezeq shares of NIS 1 par value each which were held by Ap.Sb.Ar. through Citigroup Global Markets Ltd., in consideration of NIS 1,120,324,815, so that after the distribution, no buyer held more tan 5% of the Company's share capital.

3.
On September 17, 2009 a transaction was closed for the distribution of 95,623,358 Bezeq shares of NIS 1 par value each, which were held by Ap.Sb.Ar. through Citigroup Global Markets Ltd., in consideration of NIS 748,730,893, so that after the distribution no buyer held more than 5% of the Company's share capital. On completion of sale of the shares described in this sub-section, the holdings of Apo.Sb.Ar. in the Company fell to approximately 30.68% (26.99% at fill dilution).

4.
On December 10, 2009, Amitim (the veteran pension funds in the arrangement – under special management) ("Amitim") notified the Company that it had become an interested party in the Company following an off-the-floor purchase of 63,928,590 ordinary shares of NIS 1 par value each of the Company for NIS 8.534 per share, so that after the purchase, Amitim held 195,605,625 Company shares which at the time accounted for approximately 7.36% of the issued capital of the Company. On December 19, 2009 Amitim ceased to be an interested party in the Company.

1.3.2	Employee stock option plans

For details of employee stock option plans, see Section 2.9.7.

Options exercised in 2009, 2010 and up to March 1, 2011:

	No. of shares issued due to exercise of options	Total exercise price paid to the Company
2009	54,682,019	128,362,819
2010	26,189,422	26,068,365
Jan.1 ,2011 – March 1, 2011	2,333,005	1,646,677

1.4	Distribution of dividends

1.4.1	Dividend policy

On August 4, 2009, the Board of Directors of the Company resolved to adopt a dividend distribution policy under which the Company would distribute to its shareholders, once every six months, a dividend of 100% of the half-yearly profit (after tax) ("Profit for the period attributable to the Company's owners") according to the consolidated financial statements of the Company. Implementation of the dividend distribution policy is subject to the provisions of any law, including the distribution tests laid down in the Companies Law, and to the Board's assessment as to the Company's ability to meet its existing and foreseen obligations, and all with due attention to the Company's projected cash flow, activities and liabilities, its cash balances, its plans and its situation from time to time, and subject to the approval of the general meeting of the shareholders of the Company for each specific distribution, as provided in the Company's Articles of Association. Since the date of that decision, the Company has not changed its dividend policy.

1.4.2	Dividend distribution

Distributions made by the Company during 2009-2010 and up to the date of publication of this Periodic Report:

Date of distribution	Type of distribution	Total sum distributed (NIS millions)		Sum distributed per share (NIS)
May 24, 2009	Cash dividend	792		0.3013025
October 5, 2009	Cash dividend	1,149		0.4329743
May 3, 2010	Cash dividend	2,453	13	0.9170679
October 7, 2010	Cash dividend	1,280		0.4780459

13
Of this sum, NIS 1,538 million as a result of ending the consolidation of DBS (see Note 13 to the 2010 Financials). For the matter of distribution of this sum, an external legal opinion was presented to the Board of Directors.

The above dividends were distributed in accordance with the Company's dividend distribution policy noted in Section 1.4.1.14

The balance of distributable profits at the date of the report – NIS 1,163 million (surpluses accumulated in the past two years after deduction of prior distributions).

On March 7, 2011, the Board of Directors of the Company resolved  to recommend to the general meeting of the shareholders of the Company the distribution of a cash dividend to the shareholders in the amount of NIS 1,163 million. At the date of the report, this dividend has not yet been approved by the general meeting.

1.4.3	Distribution that does not pass the profit test

On December 30, 2010, the Board of Directors resolved to approve, and to recommend that the general meetings of its shareholders approve, a distribution to the shareholders of the Company ("the Planned Distribution") in a total amount of NIS 3 billion, a sum which exceeds the Company's profits as defined in Section 302 of the Companies Law,, where the amount of the Planned Distribution would be distributed to the shareholders, as far as possible, in six equal half-yearly portions during the years 2011-2013 (without payment of interest and linkage) together with the expected distribution of the regular dividend, and all in accordance with the principles and terms described in the immediate report of the Company on the subject of a distribution to the shareholders, dated December 30, 2010, which is cited by way of reference.

The general meeting of the shareholders approved the Planned Distribution on January 24, 2011.

The Planned Distribution is subject to the approval of the court. On January 26, 2011 the Company filed an application for approval of the Planned Distribution. On March 4, 2011 the court handed down its decision that the position of the Securities Authority on the matter must be filed within seven days.

For more details about the Planned Distribution, see (1) the immediate report on an application to the court for approval of a distribution which was published by the Company on January 26, 2011, to which the text of the application for approval of the distribution as filed in the court was attached, and (2) an immediate report about the distribution published by the Company on February 17, 2011,which includes explanations and additional emphases relating to the Planned Distribution, cited here by way of reference. And for the matter of the Company's rating, see Section 2.13.6.

The effects of a distribution that does not pass the profit test on the equity of the Company at December 31, 2010: total capital prior to the distribution – NIS 5,370 million; total capital after the distribution – NIS 2,370 million.

14
The May 2009 dividend was distributed before adoption of the dividend distribution policy, but is nevertheless in keeping with it (i.e. distribution of 100% of the half-yearly profit (after tax) according to the consolidated financial statements of the Company).

1.5	Financial information about the Group's segments of operation

All the data in this Section 1.5 are in NIS millions.

1.5.1	2010

	Domestic fixed line communications	Mobile radio telephone	International communications, Internet services and NEP	Multi-channel television	Others	Adjustments to consolidated**	Consolidated
	NIS millions	NIS millions	NIS millions	NIS millions	NIS millions	NIS millions	NIS millions
Total revenues:
From externals	4,990	5,474	1,333	1,578	178	(1,578)	11,975
From other segments of operation in the corporation	273	258	47	5	32	(603)	12
Total income	5,263	5,732	1,380	1,583	210	(2,181)	11,987
Total costs attributable to:
Variable costs attributable to segment of operation*	1,414	2,311	668	553	97
Fixed costs attributable to segment of operation*	1,806	2,038	392	852	99
Total costs	3,220	4,349	1,060	1,405	196	(1,987)	8,243
Costs that do not constitute revenue in \ another segment of operation	2,957	4,145	926	1,393	194	(1,377)	8,238
Costs that constitute revenue of another segment of operation	263	204	134	12	2	(610)	5
Total costs	3,220	4,349	1,060	1,405	196	(1,987)	8,243
Profit from ordinary operations attributable to owners of the Company	2,043	1,383	320	88	11	(104)	3,741
Profit from ordinary operations attributable to rights that do not grant control	-	-	-	90	3	(90)	3
Total assets attributable to operations at December 31, 2010	6,352	4,892	1,038	1,243	375	338	14,238
Total liabilities attributable to segment of operation at December 31, 2010	7,964	1,930	304	4,665	241	(6,236)	8,868

*
The Group companies that are companies providing services (as opposed to manufacturing companies), do not manage a dedicated price system, which differentiates between fixed and variable costs. The above distinction was made for purposes of this report only. Variable costs are costs for which the companies have flexible management and control in the short-term and which directly affect output, compared with fixed expenses, which are not flexible in the short term and do not directly affect output.

**	Details of adjustments to consolidated – Transactions between segments of operation and transactions in multi-channel television.

1.5.2	2009

	Domestic fixed line communications	Mobile radio telephone	International communications, Internet services and NEP	Multi-channel television	Others	Adjustments to consolidated**	Consolidated
	NIS millions	NIS millions	NIS millions	NIS millions	NIS millions	NIS millions	NIS millions
Total revenues:
From externals	5,039	5,130	1,273	1,529	54	(1,529)	11,496
From other segments of operation in the corporation	264	246	45	1	20	(553)	23
Total income	5,303	5,376	1,318	1,530	74	(2,082)	11,519
Total costs attributable to:
Variable costs attributable to segment of operation*	1,774	2,153	635	498	47
Fixed costs attributable to segment of operation*	2,006	2,033	422	784	23
Total costs	3,780	4,186	1,057	1,282	70	(1,828)	8,547
Costs that do not constitute revenues in another segment of operation	3,543	4,003	934	1,259	66	(1,259)	8,546
Costs that constitute revenues in other segments of operation	237	183	123	23	4	(569)	1
Total costs	3,780	4,186	1,057	1,282	70	(1,828)	8,547
Profit from ordinary operations attributable to owners of the Company	1,523	1,190	261	123	5	(130)	2,972
Profit from ordinary operations attributable to rights that do not grant control	-	-	-	125	(1)	(125)	(1)
Total assets attributable to operations at December 31, 2010	6,368	4,990	1,106	1,206	85	186	13,941
Total liabilities attributable to segment of operation at December 31, 2010	6,390	2,440	404	4,314	22	(6,167)	7,403

*
The Group companies that are companies providing services (as opposed to manufacturing companies), do not manage a dedicated price system, which differentiates between fixed and variable costs. The above distinction was made for purposes of this report only. Variable costs are costs for which the companies have flexible management and control in the short-term and which directly affect output, compared with fixed expenses, which are not flexible in the short term and do not directly affect output.

**	Details of adjustments to consolidated – Transactions between segments of operation and transactions in multi-channel television.

1.5.3	2008

	Domestic fixed line communications	Mobile radio telephone	International communications, Internet services and NEP	Multi-channel television	Others	Adjustments to consolidated**	Consolidated
	NIS millions	NIS millions	NIS millions	NIS millions	NIS millions	NIS millions	NIS millions
Total revenues:
From externals	5,179	4,448	1,243	1,506	31	(1,506)	10,901
From other segments of operation in the corporation	319	265	63	7	44	(584)	114
Total income	5,498	4,713	1,306	1,513	75	(2,090)	11,015
Total costs attributable to:
Variable costs attributable to segment of operation*	1,785	1,849	622	555	53
Fixed costs attributable to segment of operation*	2,238	1,931	442	781	22
Total costs	4,023	3,780	1,064	1,336	75	(1,903)	8,375
Costs that do not constitute revenue in another segment of operation	3,743	3,614	928	1,222	73	(1,212)	8,368
Costs that constitute revenue in other segments of operation	280	166	136	114	2	(691)	7
Total costs	4,023	3,780	1,064	1,336	75	(1,903)	8,375
Profit from ordinary operations attributable to owners of the Company	1,475	933	242	88	(1)	(97)	2,640
Profit from ordinary operations attributable to rights that do not grant control	-	-	-	89	1	(89)	1
Total assets attributable to operations at December 31, 2010	6,281	4,644	994	1,132	100	1,163	14,314
Total liabilities attributable to segment of operations at December 31, 2010	6,037	2,552	284	4,024	29	(2,856)	10,070

*
The Group companies that are companies providing services (as opposed to manufacturing companies), do not manage a dedicated price system, which differentiates between fixed and variable costs. The above distinction was made for purposes of this report only. Variable costs are costs for which the companies have flexible management and control in the short-term and which directly affect output, compared with fixed expenses, which are not flexible in the short term and do not directly affect output.

**	Details of adjustments to consolidated – Transactions between segments of operation and transactions in multi-channel television.

For explanations about the development of the financial data shown in Sections 1.5.1 – 1.5.3, see Section 2 of the Directors' Report on the State of the Company's Affairs.

1.5.4	Main results and operational data

Condensed data showing the results of each of the Company's main segments of operation in 2009 and 2010:

A.	Bezeq Landline (the Company's domestic communications segment)

	2010	2009	Q4 2010	Q3 2010	Q2 2010	Q1 2010	Q4 2009	Q3 2009	Q2 2009	Q1 2009
Revenues (NIS millions)	5,263	5,303	1,329	1,323	1,307	1,304	1,316	1,343	1,318	1,326
Operating profit (NIS millions)	2,043	1,523	494	556	503	490	161	491	434	437
Depreciation and amortization (NIS millions)	690	794	178	171	171	170	194	184	205	211
Operating profit before depreciation and amortization (EBITDA) (NIS millions)	2,733	2,317	672	727	674	660	355	675	639	648
Net profit (NIS millions)	1,426	1,107	340	377	349	360	136	319	316	336
Cash flow from current operations (NIS millions)	2,140	2,220	540	684	523	393	651	526	408	635
Payments for investments in property, plant and equipment and intangible assets (NIS millions)	1,032	853	302	245	247	238	220	204	191	238
Receipts from the sale of property, plant and equipment and intangible assets (NIS millions)	132	86	43	48	26	15	9	19	9	49
Free cash flow (in NIS millions)*	1,240	1,453	281	487	302	170	440	341	226	446
Number of active subscriber lines at the end of the period** (in thousands)	2,365	2,489	2,365	2,395	2,425	2,458	2,489	2,518	2,547	2,579
Average monthly income per line (NIS) (ARPL)***	81	82	83	82	81	80	82	83	81	81
Number of outgoing minutes (in millions)	10,883	12,196	2,668	2,675	2,764	2,775	2,964	3,096	3,014	3,123
Number of incoming minutes (in millions)	6,547	6,718	1,644	1,665	1,634	1,623	1,674	1,731	1,659	1,654
Number of Internet subscribers at the end of the period* (in thousands)	1,066	1,035	1,066	1,056	1,051	1,045	1,035	1,026	1,016	1,011
Rate of subscribers using NGN services out of total Internet subscribers (%)	34%	12%	34%
Average monthly revenue per Internet subscriber **** (NIS)	75	69	78	76	72	73	70	70	67	67
Average bandwidth per Internet subscriber (Mbps)	4.3	2.7	4.3	3.8	3.4	3.0	2.7	2.5	2.4	2.3
Churn rate*****	12.5%	12.0%	3.1%	3.1%	3.1%	3.0%	3.0%	3.0%	2.8%	3.2%

*	Cash from operating activities less purchase of property, plant and equipment and intangible assets, net.

**	Inactive subscribers are subscribers whose Bezeq lines have been physically disconnected (except for a subscriber during (roughly) the first three months of the collection process)

***	Excluding revenues from transmission and data communication, Internet services, services to communications operators and contract and other works: calculated according to average lines for the period

****
Total revenues from Internet services after eliminating revenues from a business register, divided by the average Internet subscribers. Until September 30, 2010, average revenue was calculated without eliminating revenue from the business register. In light of the change in the definition of Internet services for purposes of calculating the ARPU as aforesaid, the data for the period to September 30, 2010 (inclusive) were recalculated and are shown in the above table in accordance with the updated definition.

*****	The number of telephony subscribers who left Bezeq Landline during the period, divided by the average number of registered subscribers in the period.

B.	Pelephone

	2010	2009	Q4 2010	Q3 2010	Q2 2010	Q1 2010	Q4 2009	Q3 2009	Q2 2009	Q1 2009
Revenue from services (NIS millions)	4,550	4,256	1,145	1,159	1,140	1,106	1,086	1,101	1,050	1,019
Revenues from sale of terminal equipment (NIS millions)	1,182	1,120	323	283	289	287	307	271	296	246
Total revenue (NIS millions)	5,732	5,376	1,468	1,442	1,429	1,393	1,393	1,372	1,346	1,265
Operating profit (NIS millions)	1,383	1,190	343	356	362	322	251	316	321	302
Depreciation and amortization (NIS)	601	603	154	149	149	149	158	155	151	139
Operating profit plus depreciation (EBITDA) (NIS millions)	1,984	1,794	497	505	511	471	410	471	472	441
Net profit (NIS millions)	1,033	875	268	239	267	259	181	231	233	230
Cash flow from operating activities (NIS millions)	1,219	1,115	91	400	378	350	55	395	290	375
Payments for investments in property, plant and equipment and intangible assets (NIS millions)	397	559	92	99	114	92	101	146	163	149
Free cash flow (in NIS millions)*	822	560	(1)	301	264	258	(45)	249	131	226
Number of subscribers at the end of the period (thousands)**	2,857	2,766	2,857	2,825	2,807	2,789	2,766	2,721	2,694	2,669
Average number of minutes per subscriber per month (MOU)***	349	333	364	347	348	336	339	339	329	323
Average monthly revenue per subscriber (NIS) (ARPU)****	135	132	134	137	136	133	132	136	131	128
Number of HSPA subscribers at the end of the period (thousands)	1,325	676	1,325	1,160	1,005	845	676	471	283	117
% revenues from value added services and content out of revenue from cellular services	23.8%	19.6%	25%	24.5%	23.0%	22.6%	20.8%	20.0%	19.1%	18.5%
Subscriber churn rate*****	15.3%	13.8%	3.9%	3.5%	3.9%	3.9%	3.4%	3.8%	3.3%	3.3%

*	Cash from operating activities less purchase of property, plant and equipment and intangible assets, net.

**
Subscriber data do not include subscribers connected to Pelephone services for six months or more but who are inactive. An inactive subscriber is one who in the past six months has not received or made at ;east one call or who has no paid for Pelephone services.

***
Average monthly use per subscriber (in minutes) is calculated by the average monthly total outgoing minutes and incoming minutes in the period, divided by the average number of subscribers in he same period.

****
Average monthly revenue per subscriber is calculated by dividing total revenues from cellular services (airtime, usage fees, call completion fees, roaming fees, value added services, etc.), repair and other services in the period, by the average number of active subscribers in the same period.

*****
The churn rate is calculated at the ratio of subscribers who disconnected from the company's services and subscribers who became inactive during the period, to the average number of active subscribers during the period.

C.	Bezeq International

	2010	2009	Q4 2010	Q3 2010	Q2 2010	Q1 2010	Q4 2009	Q3 2009	Q2 2009	Q1 2009
Income (NIS millions)	1,380	1,318	350	347	340	343	334	332	327	324
Operating profit (NIS millions)	320	261	65	70	124	62	67	66	68	60
Depreciation and amortization (NIS)	94	84	25	23	23	23	23	21	21	20
Operating profit before depreciation and amortization (EBITDA) (NIS millions)	414	345	90	93	147	84	89	88	88	80
Net profit (NIS millions)	253	200	46	53	107	46	49	51	56	44
Cash flow from operating activities (NIS millions)	292	320	92	75	66	59	72	82	83	84
Payments for investments in property, plant and equipment and intangible assets (NIS millions)*	180	120	80	30	33	37	39	33	26	21
Free cash flow (in NIS millions)**	112	200	17	45	33	23	33	48	57	62
Churn rate***	12.7%	14.8%	3.5%	3.2%	2.9%	3.2%	3.9%	3.4%	3.6%	3.9%

*	The item also includes long-term investments in long-term assets.

**	Cash from operating activities less purchase of property, plant and equipment and intangible assets, net.

***	The number of Internet subscribers who left Bezeq International during the period, divided by the average number of registered Internet subscribers in the period.

D.	DBS

	2010	2009	Q4 2010	Q3 2010	Q2 2010	Q1 2010	Q4 2009	Q3 2009	Q2 2009	Q1 2009
Income (NIS millions)	1,583	1,530	400	395	396	391	390	380	376	384
Operating profit(NIS millions)	178	248	41	72	7	59	63	61	59	66
Depreciation and amortization (NIS)	285	234	85	68	68	64	62	59	56	57
Operating profit before depreciation (EBITDA) (NIS millions)	463	482	126	140	75	122	126	120	115	122
Net profit (loss) (NIS millions)	(314)	(222)	(84)	(78)	(143)	(8)	(38)	(88)	(95)	(1)
Cash flow from operating activities (NIS millions)	488	410	131	126	109	121	91	135	93	91
Payments for investments in property, plant and equipment and intangible assets (NIS millions)*	278	262	90	64	63	61	53	87	60	61
Free cash flow (NIS millions)**
Number of subscribers*** (at the end of the period, in thousands)	578	571	578	575	573	571	571	567	562	560
Average monthly revenues per subscriber (ARPU)**** (NIS)	230	226	231	229	231	229	229	224	224	228
Churn rate*****	13.0%	13.3%	3.1%	3.3%	3.1%	3.5%	3.2%	3.3%	3.1%	3.7%

*	This item also includes investments in the cost of subscriber acquisition.

**	Cash from operating activities less purchase of property, plant and equipment and intangible assets, net.

***
Subscriber – one household or small business customer. Where a business customer has many reception points or many decodes (such as a hotel, kibbutz or gym), the number of subscribers is calculated by dividing the total payment received from the business customer by the average revenue per small business customer.

****
Monthly ARPU is calculated by dividing total DBS revenues (from content and equipment, premium channels, technical service, advanced products, one-tom sale of content, revenues from channels, Internet and other)by average number of customers.

*****	Number of DBS subscribers who left DBS during the period, divided by the average number of DBS registered subscribers in the period.

1.6	Group forecast

Bezeq Group estimates despite the expected decline in its income as a result of the reduction in cellular interconnect fees,15 net profit and EDITDA in 2011, will will be similar to those of 2010 after eliminating the effects of the provision of NIS 281.5 million for early retirement  which is expected to be recorded in the first 1uarter of 2011, and after eliminating expenses of NIS 120 million for the value of options which will be recorded 2011, which stem from the new employee stock options plan.16

Bezeq Group is continuing to invest in the NGN network , and believes that its coverage ill reach 85% of households in Israel by the end of 2011.17 The Froup\s gross investment in property, plant and equipment in 2011 is expected to be between 5% and 10% higher than in 2010, mainly due to the start of the undersea cable project pf BI, which, upon its completion, will significantly improve the Group's Internet capacity and its global Internet connection.18 In addition, Bezeq Group is looking into the possibility of investing in the purchase of real estate to serve as its headquarters instead of leasing properties.19 If the Group decides on this option, its investments can be expected to increase by 5 – 10% in 2011.

The Company's forecasts in this section is forward-looking information as defined in the Securities Law, based on the Company' assessment  of, among other things, the structure of competition in the communications market and the applicable regulation, the economic situation in the country as w whole, the Group's ability to execute its plans for the coming year, the changes in  implementation of the employee retirement plans, and the Company's investment in infrastructure. Actual results might differ significantly from the above, if any of the assessments is not realized or if one of more of the risk factors described in Sections 2.21, 3.24, 4.22 and 5.22 are not realized.

1.7	General environment and influence of external factors on the Group's activities

The communications industry around the world and in Israel is characterized by rapid development and by frequent changes in technologies, in the business structure of the industry and in applicable regulation. Below is a description of the main trends and central characteristics of the communications industry in recent years, which have significantly affected the operations of the Group as a whole.

1.7.1	Forming of communications groups in the Israeli market and transition to competition among the groups

One of the main trends that has characterized the Israeli communications market in recent years us the forming of a number of communications groups consisting of companies under joint control that operate in different segments of the communications market,19 as shown in the following table and its footnotes:

15	See Section 1.7.3.

16	See Section 2.9.7C.

17	See Section 2.7.2.

18	See Section 4.12.3.

19	See Section 2.7.4E.

20	For this matter, "group" is characterized by joint control even though in some of the groups there is corporate, accounting or marketing separation of the entities comprising the group.

Activity	Group	Bezeq	IDB (a)	Partner (b)	Hot – Mirs(c)
Cellular telephony		Pelephone	Cellcom	Partner	Mirs
Fixed-line telephony		Bezeq	Cellcom Netvision	Partner 012 Smile	HOT Telecom
Internet services (fixed-line / cellular		Bezeq Pelephone Bezeq International	Cellcom Netvision	Partner 012 Smile	HOT Telecom HOT-Net
International calls		Bezeq International	Netvision	012 Smile	-
Multi-channel television		(DBS)21	-	-	HOT Broadcasts

a.
IDB Group – To the best of the Company's knowledge, IDB Group provides communications services through Cellcom and Netvision, which are public companies under joint control. Cellcom provides cellular telephony services (including cellular Internet), fixed-line telephony mainly to business customers on its own infrastructure, transmission and data communication services for business customers through its own transmission network, and ISP services. Netvision provides ISP services, international call services and fixed-line telephony services using VoB technology. In September 2009, Cellcom and Netvision announced that they were in very preliminary stages of reviewing the possibility of combining their businesses, but to the best of the Company's knowledge at the date of this report, no announcement of an actual combination has been made.

b.
Partner Group – To the best of the Company's knowledge at the date of this periodic Report, Partner Group provides communications services through Partner, a public company. Partner provides cellular telephony services (including cellular Internet), fixed-line telephony, transmission and data communications, and ISP services. On March 3, 2011, Partner announced that it has closed a transaction from October 2010 to purchase the shares of 012 Smile, an ISP, international telephony services and fixed-line telephony services in VoB technology. According to the Ministry of Communications  announcement, its approval of the acquisition of 012 Smile by Partner was conditional upon 012 Smile's international call operation being managed separately from Partner's cellular services, subject to limitations of structural separation set in the regulations of an international operator license, until the earlier of the date on which a Mobile Virtual Network Operator (MVNO) starts operation in Israel or until the end of 2012. On amendment of the International Operator License Regulations in this matter, see also Section 4.17.6A.

c.
HOT-Mirs Group – To the best of the Company's knowledge, HOT-Mirs Group provides communications service through HOT and through Mirs, which is controlled by Mr. Patrick Drahy, the controlling shareholder in HOT.22 HOT-Mirs Group owns a cable infrastructure which is deployed nationwide, and it provides multi-channel television services though HOT, as well as fixed-line telephony services. The group has Internet infrastructure and provides transmission and data communications services through HOT Telecom. Mirs provides cellular communication services using iDEN technology (and in February 2011 it submitted its bid in a tender for UMTS frequencies – see Section 3.1.9D). In December 2009, HOT-Net was granted an ISP license, subject to structural separation limitations between HOT-Net and HOT and HOT Telecom, and limitations on marketing  joint service bundles that include HOT-Net's Internet access (among the limitations are an obligation to market bundles that correspond to competing ISPs, and an obligation to sell the ISP services separately and on the same terms as they are sold when part of the bundle (unbundling).

21
As noted in Section 1.1.2, the Company does not control DBS and following the decision of the Supreme Court in 2009, it is forbidden to control DBS. For the purpose of this report, DBS is shown as part of Bezeq Group even though it is not controlled by Bezeq.

22
It is noted that according to reports issued by HOT, in October 2010 a company controlled by the controlling shareholder in HOT entered into transactions which, if closed, would increase the holding of the controlling shareholder in HOT to more than 50%.

While in the past the competition in the communications market was mainly among independent communications services providers in each segment separately, more recently and especially in the reporting period the trend has been to competition among communications groups. In some cases, the groups operate on the basis of marketing cooperation among the various communications providers in the group so as to provide full communications services, extracting every last marketing and operational advantage embodied in such a structure, while in other cases where there is no cooperation of this kind, they might be created in the future in view of the control links between the companies and taking into account also the changing regulatory policy in the industry.

More recently there has been an increase in the consumption of "service bundles" (packages containing various communications services such as telephony, Internet and broadcasts). This trend is strengthening with the transition to technologies based on IP protocol, which promotes technology convergence between the different communications systems and with the start of penetration of integrated products enabling various communications solutions on the same handset (e.g. cellular and fixed-line telephony services in one handset. Communications groups market, or are likely to market in the future, "joint" service bundles consisting of different communications services of the companies in each group. As a rule, the marketing of the joint bundle enables the communications group to offer its customers tariffs that are more attractive than purchasing each service separately (in some cases with "cross-subsidization" among the bundle's components), and a total solution that does away with the need to be subscribed to a number of different providers.

Unlike the other groups, Bezeq Group is subject, at the date of this report, to the stricter limitations described below.

1.7.2	Activities of Bezeq Group as a communications group and the structural separation restriction

At the date of this report, the Group is subject to a number of regulatory limitations relating to the formation of joint ventures among the Group's companies. These limitations challenge the Group to provide an appropriate response to the threats of intensifying competition from the other communications groups.

A.	Structural separation

The Domestic Carrier license states that the Company must maintain structural separation between itself and its subsidiaries.23 This framework includes complete separation of the companies' managements, including business systems, the financial system and the marketing system; complete separation of assets; a ban on the Company hiring employees of a subsidiary and vice versa; restrictions on the appointment of a Company employee24 as a director in a subsidiary, and a ban on the transfer of commercial information to a subsidiary (including in relation to the Company).

The structural separation limitations put the Group in an inferior competitive position compared with the other communications groups, which are not subject to such far-reaching limitations, and give rise to high management overhead.

On the recommendations of the Haik Commission on March 3, 2011 which were presented for public response, including recommendations concerning th cancellation of structural separation, see Section 1.7.3.

23	Pelephone, Bezeq International (including the merged Goldnet partnership), DBS and Bezeq On Line.

24	Except for chairman of the board.

B.	Easing of structural separation – Limited approval for marketing joint bundles

Until recently, the structural separation limitations prevented the Company from marketing joint service bundles. Following the decline of the Company's market share to below 85%.25 in May 2010 the Company was permitted to offer private subscribers joint service bundles with the subsidiaries, subject to approvals by the Ministry of Communications and other conditions laid down in the Domestic Carrier license, including these:

1.	The bundles must be able to be unbundled, meaning that a service included in them will be offered separately and on the same terms.

2.
At the time of submitting a request for approval of a bundle, there is a group of services in similar format being marketed to a private subscriber as a package by a license-holder who is not a subsidiary of the Company, or there is a group that includes license-holders who provide a private subscriber with all the services included in the joint service bundle.

Joint service bundles marketed by the subsidiaries and which include the services of the Company, are also subject, according to their licenses, to similar limitations, including unbundling (except for a bundle marketed by a subsidiary that contains only the Company's Internet infrastructure service).

These limitations, and in particular the unbundling obligation, which severely limits the Group's ability to offer discounts on the components of the bundle, put the Group in a competitively inferior position compared to the competing communications groups which are not subject to similar limitation in marketing joint bundles (other than a limitation on marketing a joint bundle of HOT-Net and other companies in HOT Group, as noted in Section 1.7.1).

At the date of this report, the Company may market joint service bundles to the private sector only, Since the Company's market share in the business sector declined to below 85% in September 2009, the Company has requested that the Ministry of Communications amend its Domestic Carrier license so as to enable it to market joint bundles also to business customers. On February 3, 2011, the Ministry of Communications sent a draft amendment to the communications licenses of the group companies that will enable them to market  joint service bundles in the business sector under the same limitations.

C.	Other limitations on offering benefits to Group companies and joint ventures among them

Other limitations on cooperative ventures between the Company and Group companies stem from various provisions applicable to them, both under antitrust laws and conditions laid down by the Antitrust Commissioner in approvals of mergers between the Company and Group companies, which prohibit discrimination in favor of Group companies when providing certain services (see Section 2.16.8), and by virtue of the provisions of the Company's license, which oblige it to provide its services equally to all.

If the final recommendations of the Haik Commission on the cancellation of structural separation, subject to the terms of its cancellation being similar to the recommendations presented to the public, and if they are adopted, then the principles applicable to the Company in this matter will change significantly – se Section 1.7.3.

D.	Ban on control of DBS

The Company holds 49.78% of the shares of DBS,26 with the balance held by Eurocom DBS which is (indirectly) controlled by Mr. Shaul Elovitz, who indirectly controls the Company.27 In light of the structure of the holdings in DBS, cooperative ventures between it and Group companies (such as agreements for mutual marketing of products and services) must currently be approved as transactions in which the controlling shareholder in the Company has a personal interest (see Section 5.19), in a way that could impede the business flexibility of the Group in such cooperative ventures.

25
The permit to market joint bundles was granted (by way of amendment of the Domestic Carrier license) pursuant to the policy paper published by the Minister of Communications in 2004, which stated that after the Company's market share in a particular segment (private or business) falls below 85%, it will be allowed to market joint service bundles with the subsidiaries in the same segment. The Company's market share in the private sector (according to the method of calculation determined by the Ministry of Communications for this matter) fell below 85% in 2008, and in the business sector in September 2009.

26	As well as options exercisable for additional shares in DBS – see Section 1.1.1.

27	On placing these shares in trust under irrevocable power of attorney in accordance with the terns laid down in the transaction for acquisition of control in the Company – see Section 1.3.1A.

In view of the position taken by the Antitrust Commissioner and the ruling of the Supreme Court in 2009 (see Section 2.16.8G), the Company refrained from increasing its holdings in DBS or controlling it, in a way that limits the Group's ability to benefit fully from the advantages which could have stemmed from the inclusion of DBS in the Group. If in the future these regulatory limitations and structural separation and the other limitations applicable to cooperative ventures between the companies in the Group are removed, then the options open to the Company to increase its holdings in DBS or to control it could create opportunities for the Group to utilize synergies with DBS or facilitate the utilization of such synergies. It is emphasized that a the date of this report, existing regulation does not allow the Company to increase its holdings in DBS or to control it.

Recommendations under consideration by the Haik Commission which were presented to the public for its remarks on Match 3, 2011, include, among others, a recommendation to cancel the structural separation in the multi-channel television segment upon fulfillment of certain terms (see Section 1.7.3).

1.7.3	Regulatory oversight and changes in the regulatory environment

Communications in Israel in general and the activities of the Company in particular, are subject to extensive regulation and close supervision. The principal body overseeing the activities of the Group is the Ministry of Communications.28 Regulation of the communications market in Israel is characterized by frequent changes, mainly aimed at increasing competition in the industry.

Considering the diversity of the Group's communications operations, regulatory developments could, in certain cases, have different effects on different areas of operation in the Group, meaning that changes in regulation that adversely affect one area, could potentially have a positive effecting another area (see for example, the effects of the reduction of interconnect fees for the cellular network in sub-section c. below). In certain cases, opposing effects on the areas of operation might be offset one against the other at the Group level.

Below is a description of some of the main regulatory developments in the reporting period and in recent years, which affect a material part of the areas of operation of the Group.

A.	Policy for regulating competition

Gronau Committee

The policy of the Ministry of Communications for the principles of competition in communications was outlined in the Gronau Report and in the letter of the then Minister of Communications  concerning adoption of the report, with a number of changes ("the Competition Policy Documents"). The Competition Policy Documents laid down a number of principles relating to the Group's activities, among them these:

1.
Wholesale market of fixed-line infrastructure – The wholesale market in the fixed-line segment must be developed, with the prime goal being dismantling into sections. Owners of universal infrastructures (the Company and HOT) will be required to ell services wholesale (e.g. resale – wholesale purchase at a reduced price from the owner of the infrastructure by a communications operator and retail marketing to end users), and the leasing of access sections to competitors (Unbundling Local Loop), which for reasons of technological applicability it was determined would apply at this stage only to the Company). It was also determined that the Ministry of Communications would start working on preparation of the regulatory and pricing basis required for establishing the wholesale market. Among other things, the Haik Commission was set up for this purpose.

28
In July 2010, the Ministry of Communications distributed the Israel Communications Authority Law Memorandum, 2010, describing the establishment of a communications authority which would be the main regulatory body for communications in Israel, both in telecommunications and in broadcasts, which would be vested with the powers of the Ministry of Communications, the Second Authority, the Second Authority Council and the Satellite Broadcasts Council.

2.
Sale of packages that cannot be unbundled by the subsidiaries – It was recommended that after implementation of the wholesale market arrangement, the subsidiaries of the Company would be granted a permit to provide service bundles that cannot be unbundled (i.e. bundles in which the individual services cannot necessarily be purchased on the same terms as those at which they are offered in the bundle).

3.	Flexibility in the approval of alternative tariff packages for the Company – See Section 2.16.1.

4.	Promotion of grant of MVNO licenses to virtual cellular operators – See Section 3.7.2B.

5.
Structural separation – It was decided to enforce structural separation on HOT Group (nevertheless, the license of HOT Telecom was amended in June 2009 and exceptions were determined to the structural separation obligation between it and HOT Broadcasts) and to leave the structural separation in Bezeq Group as long as there are only two companies that own a nationally-deployed fixed-line infrastructure.

6.	Entry of cellular operators into the international calls arena – See Section 4.17.6A.

7.
Lowering the rate of royalties – A gradual lowering of the rate of the royalties applicable to license-holders was decided upon, until their eventual future cancellation. If taxes are reduced in the years 2008-2012, the royalties will be cancelled. Cancellation of the royalties should be accompanied by a corresponding reduction in tariffs. On the raising of the rate of royalties contrary to this recommendation – see sub-section b. below.

Haik Commission

On March 28, 2010, the Ministers of Communications and Finance appointed the Haik  Committee to review and revise the structure of the Company's tariffs and to set wholesale service tariffs  and call completion tariffs in the fixed-line networks. In the letter of appointment, the Committee was requested to make recommendations in the matter of setting the base level of telecommunications tariffs and how they would be calculated, a tariff control mechanism, tariff updates including an efficiency factor and mechanisms for the prevention of cross-subsidization among the various services, based on the cost of the services.

In addition, and with the approval of the Minister of Communications, the Chairman of the Committee would be able to discuss other topics not included in the letter of appointment. The Minister of Communications approved the Committee's discussion of structural separation in the communications market, and the question of tariff control – its format and its necessity, and the communications project of Israel Electric Corporation (see Section 2.6.4C).. On February 12, 2011, the Haik Commission sent a request to the Company for data to enable it to examine the costs of components in Domestic Carrier networks.

On March 3, 2011, the Haik Commission invited the public to submit positions to the Committee by March 22, 201, on the Committee's recommendations on structural matters in the communications industry. The structural recommendations in the document constitute, according to the Committee's letter, conditions for implementation of the detailed arrangements that would then be formulated by the Committee. The main points:

1.
Structural separation – Compulsory structural separation in fixed-line and other areas of the communications industry would be cancelled, except for the structural separation in multi-channel television, which would be cancelled after operation in the television market is enabled on the Internet infrastructure.

2.
Tariffs – Control of the Company's wholesale tariff would be by setting a maximum tariff. It is proposed that this arrangement will take effect immediately, irrespective of any other topic referred to in the document. The Committee is also considering removal of the control by means of setting tariffs and a transition to control by virtue of Section 17 of the Communications Law,29 and to do so gradually. On the control applicable today to the Company's tariffs, see Section 2.16.1.

29	Section 17 of the Communications Law states that "For a telecommunications service for which no payment is determined under Section 15, a license-holder may demand reasonable payment."

3.
Providing service and enabling use of infrastructures – Holders of general Domestic Carrier licenses will provide service and allow use of all the infrastructures required to enable other license-holders to provide service for end-users (among them, passive infrastructure, transmission lines in various technologies, and others).

Broadband access service will be provided immediately, in a way that enables the service provider that does not have its own infrastructure to manage the service. The infrastructure provider will be required to provide everything needed beyond the line itself, so as to permit the transparency needed for control and management of the service.

4.
Holders of general Domestic Carrier licenses will reach agreements with other license-holders for the use of the types of services referred to in sub-section 3 above. The agreements will be forwarded to the regulating entity and will be made known to the public.

5.	In the absence of agreement between the parties and to the extent required, the regulating entity will intervene to put in place the arrangements that the Committee intends to formulate

6.	Holders of general Domestic Carrier licenses will regularly inform other license-holders of the deployment of the existing infrastructures.

7.
The Committee attributes great importance to the advancement of the communications company on the infrastructure of Israel Electric Corporation ("IEC") (see Section 2.6.4) and to the terms of implementation of cancellation structural separation as described in sub-section 1 above. The Committee believes that the regulatory principles for providing wholesale services should be applied equally to the entity that will be established as part of this initiative, and to other general Domestic Carrier license-holders. On amendment of the government decision and approval for the establishment of a communications company, see Section 7.6.4.

8.	The cancellation of structural separation is conditional upon and will be implemented immediately upon fulfillment of the following terms:

•	Implementation of sub-sections 3, 4 and 7.

•
After the elapse of six months from the date on which agreements as referred to in sub-section 4 are signed, or from the date on which the holders of general Domestic Carrier licenses start to provide the wholesale services as provided in those agreements – the earlier of the two dates.

•	Deposit of autonomous bank guarantees in significant amounts(hundreds of millions of shekels) by general Domestic Carrier license-holders, for assuring the existence of a wholesale market.

9.
Failure to comply wit one or more of these principles will result, inter alia, in a regimen of close control, the imposition of personal liability on the managers of companies that hold general Domestic Carrier licenses, forfeiture of the guarantees, an obligation for structural separation between the infrastructure of the license-holder and the services provided to the end-users.

The Committee intends to formulate detailed recommendations for these arrangements, and to present them to the Ministers of Communications and Finance after receiving and hearing the remarks of the public, for application of the principles described above. Remarks and positions submitted to the Committee will be published on the Ministry of Communications website.

The Company, which is studying the recommendations published for remarks by the public, believes that the recommendations that are adopted by the Haik Commission could materially influence the Group, even though they are difficult to assess before their adoption. Moreover, the Company sees a lack of clarity in some of the detailed arrangements that will be formulated by the Committee. The effects of the Committee's recommendations also depend largely on the balance that will eventually be given to various factors in the recommendations and in their detailed explanations. For example, development of a wholesale market and imposition of the duty to break up the fixed-line network into sections, could have a significantly adverse effect on the Company. Conversely, if recommendations are adopted concerning the cancellation of structural separation, such factors would have far-reaching and positive implications for the Group and its results. With regard to a change in the tariff control mechanism, it is difficult to assess its implications before the final format is decided, although in certain conditions it could impact positively on the Company.

The Company's assessments with regard to the effects of the Haik Commission's recommendations on the Group's operations and results are forward-looking information. They are based, inter alia, on the structure of competition in the communications market, on the recommendations included in the Policy Documents and their actual application, and on the request for the public's positions as noted above. These assessment might not be realized or might be realized in significantly different ways than foreseen, inter alia depending on the final recommendations that will actually be made by the Haik Commission, on how their implementation will affect the Group and how they will affect its competitors, on changes in the structure of competition in the market and the regulation applicable to it. As already mentioned, at this stage, when recommendations concerning structural separation have been presented to the public for its remarks but the final recommendations have not yet been received or adopted and the Company believes that clarification is needed for those recommendations, the Company s unable to estimate the full effect of the recommendations on the Group.

B.	Increase in the rate of royalties

The Communications Law states that a holder of a license for providing telecommunications services shall pay royalties to the State out of its revenues from providing the services named in the Regulations. The Royalties Regulations impose of a general Domestic Carrier licensee (which includes the Company), an international call service license (which includes Bezeq International) and a cellular licensee (which includes Pelephone), a duty to pay royalties on its revenues (excluding VAT) from the services listed in the Schedule to the Regulations. Over the years the royalties were lowered to 1% per year commencing 2010. Furthermore, the Royalties (Satellite Broadcasts) Regulations impose on a satellite broadcasts licensee (DBS) a duty to pay royalties at the rate of 1$ of its taxable income.

However, on January 19, 2011, a temporary order was published stating that the royalties to be paid by a general Domestic Carrier licensee (excluding a special Domestic Carrier) and a cellular licensee would be raised to 1.75% in 2011 and to 2.5% in 2012. The temporary order would remain in force until the earlier of December 31, 2012 or the date on which the terms laid down in the temporary order have been met.30 On February 28, 2011 the Company petitioned the High Court of Justice against this temporary order.

In addition, in January 2011 the Knesset Finance Committee approved an amendment to the Royalties (Satellite Broadcasts) Regulations so that in 2011 and 2012 the rate of royalties would be 1.75% and 2.5% of taxable income respectively, and would revert to 1% commencing 2013 or on the date when the terms laid down in the Regulations are met.31

30
With regard to a general Domestic Carrier licensee (excluding a special Domestic Carrier licensee) – in a case where a general licensee that receives its license in 2001 or later deploys infrastructure to 5% of the population; for a cellular licensee – in a case where (1) a cellular operator started providing domestic roaming services, or (2) the MVNO market share is less than 5% (see Section 3.1.9).

31	The date on which the Director General at the Ministry of Communications publishes a notice in the Official Gazette stating that seven channels will be added to the DTT array (see Section 5.1.4A).

For details about the amounts of royalties that Group companies paid in 2009 and 2010, see Sections 2.16.4, 3.18.4, 4.17.4 and 5.17.1.

C.	Change in interconnect tariffs to the cellular networks

The Interconnect Regulations set the interconnect tariffs to be paid to the Domestic Carrier, as well as limitations for the matter of the interconnect tariffs to be paid to a cellular operator. In September 2010 the regulations were amended so that commencing January 1, 2011, the interconnect tariffs that a cellular carrier can collect from other operators (Domestic Carrier, international call operator or another cellular operator) were lowered significantly. Below are the interconnect tariffs to a cellular operator that were in force in the past, and the tariffs after the amendment:32

	March 1, 2010 – December 31, 2012	2011	2012	2013	2014 onwards
Call minute completion tariff	25.1	6.87	6.34	5.91	5.55
SMS (text) completion tariff	2.85	0.16	0.15	0.14	0.13

*  The tariffs are in agorot and do not include VAT.

The effect of the change in the interconnect fees on the Group companies is not yet reflected in the Group's financial statements, and in the Group's assessment that effect is not uniform –

In the Company's domestic communications segment – The Company charges its customers interconnect fees in the phone bill for calls originating in the Company's network and terminating in the cellular networks, and pays the cellular operators the same amount for transferring call traffic in their network.

Below are data on the Company's revenues in fixed-line domestic communications from subscribers in interconnect fees to the cellular network, and its expenses in respect of call completion fees to the cellular companies in 2008 – 2010 (in NIS millions):

	2010	2009	2008
Income / expenses	801	823	893

In the cellular segment (Pelephone) – Pelephone pays the other cellular operators interconnect fees for calls originating in the Pelephone network and terminating in their cellular networks (expense side), while the other operators (cellular, domestic and international) pay Pelephone interconnect fees for call terminating in its cellular network (income side).

Below are data for Pelephone's revenues from interconnect fees received from other communications networks in respect of incoming text messages (SMS) to the Pelephone network, and its expenses in respect of interconnect fees to the other cellular networks in 2008 – 2010 (in NIS millions).

	2010	2009	2008
Income	1,054	920	895
Expenses	813	707	678

In the international calls segment (Bezeq International) – Bezeq International pays interconnect fees to the cellular operators for calls terminating in their cellular networks.

Pelephone believes that overall, reduction of the tariffs could lower its revenue from interconnect fees beyond the amount by which the expense is lowered, since the source of part of the decrease in revenue from interconnect fees lies in the lower revenue from non-cellular operators who prior to the change paid interconnect fees at a higher rate than after the change. Furthermore, it could be that reduction of the interconnect fees will lead to a rise in the volume of calls from the fixed-line networks at the expense of calls from cellular handsets, and therefore a further decrease in Pelephone's revenues (see below). In view of this assessment, Pelephone expects the reduction in the fees to have a materially adverse effect on its results.

32
The tariffs, which are denominated in agorot, will be revised every year on January 1st and linked to the index (the base index being the average CPI for 2009), and both VAT and the rate of royalties applicable to cellular operators under the Royalties Regulations multiplied by the indexed interconnect tariff, will be added.

Nevertheless, the Company believes that in its operations as a Domestic Carrier, the reduction in interconnect fees could be positive for the Company, especially since the lower fees it pays to the cellular companies is rolled over onto the customer,33 inter alia in light of the expected increase in calls originating in its fixed-line network due to that reduction and the resulting less costly fixed-line calls. In addition, Bezeq International  estimates that the reduction of the interconnect fees could be positive for its results, but this is not material at the Group level.

The Company believes that the positive effects foreseen for the results of the Group in domestic communications and international calls will partially offset the negative effects on expenses in the cellular services segment (Pelephone), and accordingly, the overall adverse effect  of the reduction on the Group's results will not be material.

The assessments of the Company, Pelephone and Bezeq International with regard to the effects of the reduction in interconnect fees to the cellular network on Bezeq International, on Pelephone, on the Company and on the Group, as the case may be, are forward-looking information as defined in the Securities Law. These assessments are based, inter alia, on the market share and scope of operations of the Company and of Pelephone (including the assumption that the reduction in interconnect fees will lead to a rise in the number of fixed-line calls), on the existing tariff structure, on the structure and regulation of competition in the market, and on customer behavior. There is no certainty that the market shares and scope of operations of the Group will be the same as or similar to its assessments, or that the reduction in interconnect fees will lead to an increase in calls fixed-line calls or the rate of such increase. These assessments might not be realized, night be partially realized  or realized in a way that differs significantly from projections.

D.	Limitation of the exit penalty a license-holder can collect from a subscriber

On February 13, 2011, the Ministry of Communications distributed a Law Memorandum – Communications (Amendment No. 47) (Limitation on payment and loss of benefit due to cancellation of an agreement) Bill, 2011, in which it is proposed to apply provisions to communications license-holders as listed in the Memorandum, which are similar to those applied to the cellular companies in the matter of limiting the exit commission that a license-holder can collect from a subscriber (see Section 3.7.2D). According to the memorandum, the payment that a license-holder is allowed to collect from a subscriber who cancels the communications agreement will be limited to 8% of the average monthly bill of the subscriber up to the date of cancellation, multiplied by the number of months remaining at the end of the term of the commitment. A license-holder will also be forbidden to demand immediate payment of the balance of the subscriber's payments for the terminal equipment in the event of cancellation of the agreement. According to the Memorandum, it will apply also to existing subscribers who request to cancel the agreement with the license-holder after the amendment comes into force.

Under the Memorandum, these provisions will apply, inter alia, to Domestic Carriers  (including the Company), to international call operators (including Bezeq International), and to broadcasting licensees (including DBS).

The Company, Bezeq International and DBS believe that if the proposed amendment is adopted, it could increase the churn rate of subscribers in their areas of operation. This assessment is forward-looking information as defined in the Securities Law, which might not be realized or realized in a way that differs significantly from the way foreseen, inter alia, depending on the conditions that will be laid down in the amendment (if adopted) and on the scope of its application to subscribers.

For a description of other regulatory developments in the reporting period and of the main limitations application to the areas of operation of the Group, see Sections 2.16, 3.18, 4.17 and 5.17.

1.7.4	Level of economic activity in Israel

The activities of the Group are influenced by the level of economic activity in Israel, and accordingly, a change for the better or worse in that level can be expected to affect the Group's business.

33
Revenues from interconnect fees that the Company collects from its customers for calls to a cellular telephone are set off against payments that the Company makes to the cellular companies for interconnect fees in respect of those calls.

2.	Bezeq – Domestic fixed-line communications

2.1	General information about the segment of operation

2.1.1	The segment of operation and changes occurring in it

The Company holds a general license for providing domestic fixed-line communication services and provides a range of such services as described in Section 2.2, principally these: domestic fixed-line telephony (landline telephony), Internet access infrastructure services, and transmission and data communication services.

2.1.2	Legislative limitations and standards and special constraints

A.	Communications laws and the Company's Domestic Carrier license

The Company's operations are subject to government regulation and comprehensive supervision that stem from the Company's status as a general license-holder under the Communications Law, to the provisions of the Communications Law and its concomitant provisions, regulations and principles, and to the provisions of the Domestic Carrier license and of other laws.

In addition, the Company was declared a provider of essential telecommunication services under the Communications Order. Pursuant to that declaration, the Company is obliged to provide a number of basic services under the Domestic Carrier license, and may not terminate them or narrow them without approval. The order also lays down limitations on the transfer and acquisition of means of control in the Company, and certain limitations on the activities of the Company. For details, see Section 2.16.3.

The Company's tariffs for most of its domestic fixed-line services are subject to control under the Communications Law and the provisions of its Domestic Carrier license. For details, see Section 2.16.1.

The Domestic Carrier license lays down additional limitations on the Company's activities (see Section 2.16.2), the main ones being these: (1) a duty to provide universal service, i.e. to provide its services to everyone, without discrimination; (2) structural separation – see Section 1.7.2; (3) a duty to provide interconnect services for other communications license-holders on reasonable and equal terms; (4) various limitations concerning the quality and terms of the services the Company provides, a duty to pay royalties, and others.

For the recommendations of the Haik Commission on March 3, 2011 as published for the remarks of the public, including in the matter of tariff control, cancellation of structural separation and the terms for doing so, provision of services and options for use of the Company's infrastructures by other license-holders, and intervention of the regulating body – see Section 1.7.3.

In addition, the Company is required to obtain approval from the Ministry of Communications for providing new communications services and service bundles. This limitation could make it difficult for the Company to develop various services in response to various technological developments, and could also harm the speed of its response to changes in the activities of its competitors.

B.	Antitrust laws

The Company was declared a monopoly in the main areas of its activities,, and is also subject to supervision and to limitations under the Antitrust Law (see Section 2.16.8).

C.	Environmental laws and planning and construction laws

In addition, some of the activities of the Company involve the use of wireless frequencies and the use of facilities that emit electromagnetic radiation, which are subject, respectively, to the Telegraph Ordinance (see Section 2.16.9), the Non-Ionizing Radiation Law (see Section 2.15), and to UBP 36 and UBP 56 (see Section 2.16.11).

2.1.3	Changes in the scope of operation in the segment, and its profitability

For the principal data about the scope of operation in domestic fixed-line communications and its profitability in 2009 and 2010, see Section 1.5.4A. Below is a description of the main changes in the scope of operation in the segment in the reporting period.34

A.
Fixed-line telephony – In 2010, a decrease f 5% was recorded in the number of lines and of 8% in the volume of average call minutes (incoming and outgoing) on the Company's fixed telephone lines compared with 2009. This followed the rising trend in the pace of removal of fixed lines and the decrease in the volume of fixed-line calls recorded in recent years, which stems, so the Company believes, from the rise in calls from cellular telephones and calls over the Internet (see Section 2.1.4), and from competition with other Domestic Carriers. No significant change has occurred in the average monthly revenues from a telephone line.

B.
Internet access – In 2010, a rise of about 3% was recorded in the number of the Company's Internet subscribers, and of about 9% in the average monthly revenue per Internet subscriber, compared with 2009. The Company believes that the increase in revenues in this area stems from a rise in the speeds offered in the surfing packages (see Section 2.2.3) and the adoption of advanced services and value added applications.

2.1.4	Market developments and customer characteristics

A.	Domestic fixed-line telephony services

In he past few years, fixed-line telephony has been characterized by a decline in demand and in prices. The decline in demand is reflected in the gradual erosion of the number of calls originating in the fixed-line networks. The Company believes that this trend stems primarily from the rise in the number of cellular subscribers and the volume of use of cellular telephones (the Company estimates that about two-thirds of calls originate in the cellular network).

Figure 1 – Changes in the number of fixed telephone lines compared with cellular telephone lines in Israel, 1995-201035

34	For detailed data and definitions of subscriber and average income, see the notes to the table in Section 1.5.4A.

35
The data are based on a Ministry of Communications publication on cellular lines, the reports of HOT to the public and assessment about the other operators. Accordingly, some of the data in the figure are based on estimates and the actual data might be different.

Figure 2 – Changes in the number of call minutes from fixed-line telephones compared with the number of call minutes from cellular telephones in Israel, 1995-201036

In the matter of reduction of interconnect fees to the cellular networks and the Company's assessment as to their effect on the volume of calls originating in the Company's telephony network, see Section 1.7.3.

In addition, in recent years the volume of call over the Internet has been increasing, which also reduces the number of call made in fixed-line networks.

B.	Internet access infrastructure services

In the Internet segment, while growth has been recorded in recent years in terms of the number of customers, the rate of that growth is slowing over time as a result of the high Internet penetration rate in Israel. Nevertheless, the Internet segment is characterized by a rise in surfing speeds and by the adoption of advanced services and value added applications.

Figure 3 – Changes in the number of Internet lines and the internet growth rate, 2010-201337

In 2009, the Company launched its NGN (Next Generation Network) and HOT launched its UFI network. These networks enable surfing at considerably higher speed than were available until then. It is noted that a considerable number of Company customers who are connected to the NGN are upgrading their surfing speeds t these new levels. For details, see Section 2.2.3.

36
The data are based on a Ministry of Communications publication on cellular lines, the reports of HOT to the public and assessment about the other operators. Accordingly, some of the data in the figure are based on estimates and the actual data might be different..

37
The data for 2003-2009 are based on Company data and Hot reports to the public. The data for 2010 are based on Company data and assessments as to the volume of active lines of HOT, which has not yet published its financial statements Therefore, some of the data are based on estimates and the actual data might be different.

On the possible establishment of a competing fixed-lime network on the Company's infrastructure, on the electricity grid, see Section 2.6.4C.

C.	Transmission and data communication services

The transmission and data communications segment for business customers and communications providers is characterized by a rapid increase in the customers' broadband consumption, but in general by lower prices per given volume of traffic. This stems both from  development of the technology allowing greater bandwidth at lower prices than in the past, and from competition in this area (see Section 2.6.3).

D.	Service bundles

On the increase in consumption of service bundles, see Section 1.7.1.

On the development of competition in domestic fixed-line communications, see Section 2.6.

For the recommendations of the Haik Commission on March 3, 2011 as published for the remarks of the public, including in the matter of tariff control, cancellation of structural separation and the terms for doing so, provision of services and options for use of the Company's infrastructures by other license-holders – see Section 1.7.3.

2.1.5	Technological changes that can materially influence the segment of operation

A.
The ongoing trend of increasing bandwidth and the availability of technologies based on IP protocol, allow the customer a broader range of applications and services on IP-based infrastructures, such as telephony services, video transfer services, network services with organizational applications on the Internet infrastructure (ERP, CRM, etc).

B.
These changes are leading to an increase in the demand for bandwidth by Company customers of Internet infrastructure, transmission and data communication. The Company is deploying its NGN in a way that enables it to provide its customers with greater bandwidths (see Sections 2.6.6 and 2.7.2).

Conversely, the technological developments that enable IP-based telephony services are one of the factors that have led to the decline in the consumption of the Group's fixed-line telephony services (on competition in telephony by providing services over the Company's Internet infrastructure (VoB), see Section 2.6.1.

C.
The increase in the capacity of the cellular network along with technological improvements, allow the cellular operators to compete with the Company's telephony services and more recently also with its Internet services, and to market larger bandwidths to their customers at lower prices. In the past year the trend of growing numbers of cellular Internet users has continued (see Section 2.6.2). At the date of this report, the Company estimates the increase in cellular Internet consumption has not materially affected the volume of its Internet usage. Nevertheless, the growth potential of the cellular networks at the expense of the Company's market share is a real one.

D.
In addition, wireless technologies (such as WiMAX)are being developed, which enable the provisions of services that compete with thoe of the Company both in telephony and in data communication and the Internet, without need for heavy investments in land-based access infrastructures.

E.	Technological developments and falling prices of the equipment could enable other operators to provide services similar to those provided by the Company at much lower cost.

F.	It is possible that a communications company will be established with a fixed-line infrastructure that competes with that of the Company, based on the IEC's electricity grid (see Section 2.6.4C.).

2.1.6	Critical success factors in the segment and the changes in them

A.	The ability to offer reliable communications systems are a competitive price based on a cost structure suited to the frequent changes in the Company's business environment.

B.	Regulatory decisions.

C.	The ability to maintain innovation and technological leadership and to translate them into advanced and reliable applications of value to the customer at short response times, and marketing primacy.

D.	Preservation of brand values and their adaptation to the conditions of the changing competitive environment.

E.	Effectiveness of the sales arrays and the internal and external distribution channels.

F.	The ability to provide a high-quality commercial and technical service.

G.
Managing an intelligent price policy, subject to regulatory limitations, in light of the intensifying competition and technological changes that are reflected in erosion of the general price level in the industry.

H.	Informed moving of customers away from traditional networks to new generation networks.

2.1.7	Principal entry and exit barriers of the segment of operation, and changes occurring in them

Operating in the domestic fixed-line communications segment requires receipt of the appropriate Domestic Carrier licenses.

Traditionally, the main entry barrier to this segment stemmed from the need for heavy investment in technological infrastructure and in surrounding systems until obtaining economies of scale, and from high costs involving the establishment of marketing, sales, collection and customer support systems and the building of a brand. In recent years, these traditional carriers to the Company's segments of operation have lessened considerably as a result of the following factors: technological improvements, lower infrastructure and equipment prices, easing of regulation granted to new competitors, and the ability to use existing set-ups, including the Company's network, by competing  communications carriers or those destined to compete with the Company.

The regulation of competition in VoB-based telephony, which enables telephony services to be provided on a broadband infrastructure of another operator without need for an independent line telephony infrastructure (and in the future, if it becomes possible, competition based on dividing the network into sections and wholesale sale of services – see Section 1.7.3), significantly reduces the size of investment required from those competing with the Company, thereby making the entry barriers to the segment much smaller.

The main exit barriers stem from the commitment of the Company laid down in its license to provide its services to a defined quality and universally (to the entire public in Israel), its subordination to the provisions of the Communications Order, the regulations accompanying the Communications Law, and the provisions by virtue of Section 13A of the Communications law relating to emergency operation, its commitment to those of its employees who are employed under collective agreements, long-term agreements with infrastructure suppliers, the large investments requiring time before seeing a return, and the commitment to the repayment of long-term loans taken to finance the investments.

2.1.8	Substitutes for segment products and changes occurring in them

Cellular communications services are a substitute product for the Company's services, both in telephony and in Internet (see Sections 2.6.1 and 2.6.2).

IP technology such as VoB (see Section 2.6.1) and the Internet are also substitutes for the Company's services. In Internet services, transmission and data communications, technological developments (e.g. G4 in cellular, infrastructure based on optical fibers, including by means of the electricity grid and advanced cable Internet protocols), enable the provision of new services at high speeds and competitive prices.

2.1.9	The structure of competition in the segment and changes occurring in it

Domestic fixed-line telephony is regulated and controlled by the Ministry of Communications, inter alia by means of granting licenses to entities operating in the segment.

Until 2004, the Company was the only provider of fixed-line telephony services in Israel. HOT telecom started operation in telephony 2004. Subsequently, the Ministry of Communications granted licenses to other entities, which included licenses with no duty to provide universal services (i.e. no obligation to offer services to the entire public in Israel).

Fixed-line telephony is characterized by a lively competitive dynamic. The Company's competitors are HOT Telecom, VoB service providers (Cellcom, 012 Smile, Netvision, Partner and Bezeq International), and also, the Company believes, the cellular companies (see Section 2.6.1).,

Over the past year, the trend of VoB service providers to recruit customers has strengthened. These providers have operated for several years under license with no obligation to provide universal service, and without their own independent access infrastructure, most of them being entities related to  providers of Internet access services (ISP) and international communications services, while some are the cellular companies (See Section 1.7.1).

The Internet segment is typified by high penetration rates, which are attributed at least partially to the high level of competition between the Company and HOT Telecom, both owners of a nationwide access infrastructure (HOT Telecom started operation in its area in 2002), and among the ISP companies. Here, the Company is also exposed to competition from the cellular companies (see Section 2.1.5).

Transmission and data communication opened up to competition at the end of 2000, and among its operators are HOT telecom, Cellcom and Partner.

Competition in the industry depends on a number of factors, such as regulatory decisions, possible changes in the terms of the licenses of the Company and the subsidiaries and the terms of the licenses of their competitors, mergers and joint ventures between companies that compete with the Group companies, financing universal services, the new services that the Company has been permitted to provide, tariff policy, and the extent of flexibility allowed to the Company when offering service bundles, including with the subsidiaries.

For a description of the development of competition, see Section 2.6.

For the recommendations of the Haik Commission dated March 3, 2011 which were published for the public's comments, see Section 1.7.3.

2.2	Products and services

2.2.1	General

The Company provides a wide range of communications services for its business and private customers, as described below.

2.2.2	Telephony

The Company's telephony services include mainly the basic telephony service on the domestic telephone line, plus associated services such as voice mail, caller ID, call waiting, call forwarding, speed dial, and conference calls.

The Company also provides its customers with a national numbering services for businesses (1-800, 1-700), for full or partial payment for the calls by the business.

The Company currently operates about 12,500 public telephones around he country, which are operated by various types of cards.

The Company operates a unified telephone directory38 at the code (1344) determined by the Ministry of Communications for fixed-line and cellular telephony operators, as well as a unified website which is free of charge, in addition to the Company's 144 service. At the end of 2009, the Ministry of Communications published a request for positions of the public in the matter of the need for and format of opening number information services to competition, by way of having these services provided by entities other than telephony operators or those acting on their behalf or by way of canceling the Company's 144 code. The Company opposed the proposed alternatives. At the date of this report, the position of the Ministry of Communications on the matter has not yet been published.

The Company's telephony services are its main services, and in recent years have been characterized by a decline in consumption and revenues, mainly die to the competition from the other fixed-line telephony service providers and the cellular companies. At the end of 2010 the Company had 2,365,000 active telephone lines (compared with 2,489,000 at the end of 2009). For details about change in the number of active lines and average monthly revenue per line, see Section 1.5.4A. For details about the Company's market share in this segment, see Section 2.6.1.

As part of its marketing strategy, the Company is working on the development and penetration of new services, both in the private sector and in the business sector. The Company plans to continue to launch more products on the basis of market trends and customer needs.

2.2.3	Internet access infrastructure services

The Company provides broadband Internet access infrastructure services in xDSL technology.

At the end of 2010, the Company had 1.066,000 Internet subscribers (compared with 1,035,000 at the end of 2009). At December 31, 2010, the percentage of Internet subscribers connected to the NGN was about 52% of total Internet subscribers, and the percentage of subscribers using NGN services (those with packages of 10 mbps or higher) was 18% of all Internet subscribers.

For details about changes in the number of the Company's Internet subscribers and average monthly revenue per Internet subscriber, see Section 1.5.4A. For details about the Company's market share in this segment, see Section 2.6.2.

The Internet market has been one of the fastest growing markets of recent years (although a slower pace of growth has been seen compared with a rise in requested bandwidth – see Section 2.1.4B), and this service has become on of the main occupations of the Company and a central channel for its investments in technology, marketing, advertising and customer acquisition and upgrades.

The average surfing speed of the Company's Internet subscribers at the end of 2010 was 4.3 mbps, compared with 2.7 mbps at the end of 2009.

38
A "unified" directory service is an information service containing data on the subscribers of all the operators. Fixed-line and cellular telephony operators are obliged under the terms of the licenses to provide unified information services.

Figure 4 – Changes in the surfing speeds of the Company's Internet subscribers , 2006-2010 (in Mbps at the end of each year)

Furthermore, the Internet market is characterized by lively competition with HOT, and more recently with the cellular companies, which offer cellular surfing services (see Section 2.6.2).

2.2.4	Transmission and data communication services

Data communication services are network services for transferring data from point to point, transferring data between computers and between various communications networks, services connecting communications networks to the Internet, and remote access services.

Data communication services are provide on a traditional and long-standing infrastructure such as Sifranet and frame relay, on an ATM infrastructure, and on newer and advanced infrastructures such as IPVPN and Metro Ethernet. The IPVPN infrastructure enables managed communications solutions for businesses with connection between the branches of the organization. The Metro Ethernet infrastructure enables the provisions of communications infrastructure services in Ethernet technology for services to the business and private sectors. In recent years a trend has developed of customer transition from data communications solutions in the traditional infrastructure to IP-based infrastructures (such as IPVPN) and Ethernet (such as Metro Ethernet). The transition enables the Company to offer its customers larger transfer capacities at lower prices, and demand is increasing.

The Company offers transmission services, including a high speeds, to communications operators and its business customers in a range of interfaces (see Section 2.6.3). For details about the notice of the Ministry of Communications to the Company concerning ostensible violation of the provisions of the Domestic Carrier license in connection with providing transmission services for the Domestic Carriers Cellcom and Partner, see Section 2.6.2.

For the recommendations of the Hail Committee dated March 3, 2011 which were published for the public's comments, including in the matter of providing services and enabling use of the Company's infrastructures by other license-holders – see Section 1.7.3.

2.2.5	Other services

A.	Services to communications operators

The Company provides services for other communications operators, such as cellular operators, international call operators, cable broadcast license-holders, NEP operators, ISPs, Domestic Carriers, and Palestinian communications providers.

Among the services provided by the Company are infrastructure services, connection to the Company's network, transmission services, billing services,  leasing of space, and services in leased premises and grant of usage right in undersea cables.

For the recommendations of the Haik Commission dated March 3, 2011 which were published for the public's comments, see Section 1.7.3.

B.	Broadcasting services

The Company operates and maintains radio transmitters which are operated, inter alia, by Israel Broadcasting Corporation, the television broadcasts of Channel 1 and Educational Television, the television broadcasts of Channel 2, and the broadcasts of a number of regional radio stations. It also operates the DTT transmitters. The Company is responsible only for operating and maintaining the transmitters, and not for the content of the broadcasts – see also Section 2.15.

C.	Contract works

The Company caries out set-up and operation works of networks or sub-networks for various customers *e.g. the Ministry of Defense, HOT, radio and television broadcasting companies, cellular operators, international call operators, local authorities, municipalities, and government bodies).

The Company has agreements with HOT Telecom for providing installation and maintenance services of the cable networks in the Company's infrastructures, from the exit point of the operation of the license-holders to the delivery point at the entrance to the homes of the subscribers (the connection and maintenance from these points to the subscribers' homes themselves are not the responsibility of the Company).

D.	IP Centrex – IP Centrex service is a private and virtual exchange service in a public network.

E.	Data Center – A service enabling a backup and survivability solution for the customer.

F.	144 Internet site (B144) – A search engine for finding the telephone numbers of businesses and private persons, including a classified search.

G.
New services – Among other things and in addition to launching its NGN (see Section 2.7.2), the Company has launched new services such as Bphone (a service enabling telephone calls to be made through the Internet as calls made from a fixed-line phone), on-hold music, storage services in the network, and home exchange services.

2.3	Breakdown of product and service revenues

The table below shows data for the breakdown of the Company's revenues by principal product and service in its segment of operation, 208-2010 (in NIS millions).

	2010	2009	2008
Revenues from line telephony	3,160	3,333	3,572
Percentage out of total Company income	60.04%	62.85%	64.97%
Revenues from Internet infrastructure services	977	863	790
Percentage out of total Company income	18.56%	16.27%	14.36%
Revenues from transmission and communication services	882	851	811
Percentage out of total Company income	16.76%	16.04%	14.75%
Revenues from other services	244	256	325
Percentage out of total Company income	4.64%	4.84%	5.92%
Total income from domestic fixed-line communications services segment	5,263	5,303	5,498

2.4	Customers

The Company is not dependent on a single customer or small number of customers, the loss of which would materially affect the segment of operation, and there is no customer which accounts for 10% or more of the Company's total revenue.

The Company's sales are divided into two main customer types – private (about 60%), and business (about 40%). The division is by revenues, as shown in the following table:

(NIS millions)	2010		2009	2008
Revenues from private customers	3,128		3,165	3,303
Revenues from business customers	2,134		2,138	2,195
Total revenues	5,263	39	5,303	5,498

39
It is noted that the difference between the cumulative amount of revenues from private customers and revenues from business customers and total revenues shown in the table, stem from the rounding of the amounts.

2.5	Marketing, distribution and service

The Company has marketing, sales and service arrays for its business and private customer, which include customer managers for the business sector, combined sales and service centers (including Moked 199) around the country, technical support centers for private and business customers, as well as 16 points of sale and service (Bezeqstores) at various locations.

The Company markets its services mainly through advertising in the mass media and telephone sales centers, customer managers and an array of independent dealers which are mainly ISPs, and sales centers that operate by the outsourcing method.

2.6	Competition

Below is a description of the development of competition in the domestic fixed-line communications segment.

2.6.1	Telephony

The Company believes that at the end of 2010, its market share in the fixed-line telephony market was approximately 65% in the private sector and 78% in the business sector. , compared with 72% and 82% at the end of 2009 in those two sectors respectively.40

The competition in the fixed-line communications segment is lively:

A.	Competition from other Domestic Carrier license-holders

The Company and HOT Telecom both own nationally-deployed fixed-line telephony infrastructure and they are in lively competition which is reflected, inter alia, in the marketing of service bundles combining Internet infrastructure, telephony and cable television aimed mainly at households (for the marketing of service bundles of Bezeq Group, see Section 1.7.2). In addition, HOT markets telephony services to business customers.

The Company also has competition from six license-holders for domestic fixed-line communications services, including VoB (see Section 2.1.9).

B.	Competition in telephony from the cellular companies

The penetration rate of cellular telephony in Israel is among the highest in the world at 127% (see Section 3.1.4). In the opinion of the Company, this penetration rate combined with low airtime rates on an international scale, have made the cellular telephone a product that largely substitutes for the landline telephone. The Company believes that a deepening of this substitution of the fixed line is one of he causes of the growing removal rate of telephone line (see Section 2.1.3).

Partner and Cellcom also provide fixed-domestic fixed-line services through corporations they own, and they sell service bundles that combine fixed-line and  cellular telephony and Internet services. On the transaction for the acquisition of 012 Smile by Partner, see Section 1.7.1B.

C.	Regulation of VoC services

On December 17, 2010, the Ministry of Communications announced a hearing  on the matter of setting regulation policy for VoC services (telephony services on the cellular Internet infrastructure), which will examine the regulation of these services under a license for cellular operators and virtual operators (MVNO) and/or as part of a special VoB domestic operator license. In response to the hearing, the Company noted that VoC service is indeed the continuation of VoB service, both of which are provided over the Internet and the Company wishes to provide it. The Company believes that marketing VoC services under a VoB license, if allowed, can be expected to increase competition in telephony, and will enable telephony services to be provided  at fixed-line call prices on the cellular network.

40
These market shares are in terms of lines, based on the Company's assessment. It is noted that the Ministry of Communications publishes data based on its own calculations for the Company's market share, in terms of normative income (a calculation that was relevant in the past for checking the decline in the Company's market share to below 85% for the purpose of granting a permit for the Company to sell joint bundles – "the First Measurement Method"), and data calculated by the Ministry in standard (individual) lines in terms of normative income and PRI trunks (a calculation designed for determining the discount brackets permitted with the approval of alternative tariff packages based on the Gronau recommendations – see Section 2.16.1 – "the Second Measurement Method"). The Company's position is that these methods have become irrelevant since the Company's market share fell below 85% in the private and business sectors, and fell below 70% (for the matter of granting discounts in tariff packages). According to Ministry of Communications publications, these methods showed that in October 2010 the Company's market share was 71.7% in the private sector and 80.7% in the business sector using the First Measurement Method and 70.5% in individual lines and 74.3% in PRI trunks by the Second Measurement Method.

2.6.2	Internet infrastructure segment

The Company believes that at the end of 2010, its market share in the Internet infrastructure market was approximately 59%, similar to the end of 2009.

The competition in this field is also lively:

A.
Competition from HOT Group – HOT's Internet infrastructure is deployed nationwide (and was recently upgrade to  UFI (Ultra Fast Internet) network), in which a range of communications services and interactive applications can be provided. The network is currently the main alternative to competition with the Company in the private sector., The upgrading of the infrastructure and grant of an ISP license to HOT-Net in December 2010 (see Section 1.7.1C), are expected to increase the level of competition in Internet and could also increase the number of HOT customer who subscribe to service packages.

B.
Competition from cellular operators – The cellular companies have deepened their Internet activities on the cellular range both n the private sector and in the business sector. Unlike the fixed-line communications segment (where the provision of access infrastructure services – by HOT, is separate from provision of Internet access services – by the ISP) , the cellular Internet service is provided as one unit. Surfing services are provided both from the cellular handset and through a cellular modem that connects laptop and desktop computers in combination with Internet access services. On the matter of a hearing on the subject of regulation of the broadband market structure in the cellular network, see Section 3.7.2C).

2.6.3	Transmission and data communications

The companies operating in this field are Cellcom, Partner (which acquired the Med-1 operation), HOT, and Internet companies that also use leased infrastructures.

To the best of the Company's knowledge, Cellcom has deployed and set up a transmission network which it uses both for its own needs (instead of transmission provided for it in the past by the Company) and for competition with the Company in the transmission and data communications market. Cellcom offers its customers a complete package of solutions that includes domestic telephony, data communication and cellular communication, using its own infrastructure and its own sales array. Partner has also stepped up its activities in providing transmission and data communication services combined with telephony, for business customers.

Under the terms of its license, the Company is obliged to provide some of its communications services to all. According to Ministry of Communications interpretation of this and other provisions in the Domestic Carrier license in the matter of providing infrastructures services to license-holders, the Company is also obliged to provide infrastructure and transmission services to competing communications operators for providing services which compete with those of the Company. In October 2010, the Ministry of Communications notified the Company that it had violated the provisions of its license by refusing to provide transmission services to the Domestic Operator companies controlled by Cellcom and Partner, and that if the Company did not give notice within 7 working days that it had ceased the violation, the Ministry would be compelled to institute a proceeding for the imposition of financial a sanction or to consider some other action. The Company acted in accordance with the Ministry's decision but demanded the basis and reasons for it. On this matter, see also Section 2.16.8. For the Haik Commission's request for positions on its recommendations dated March 3, 2011, including on the matter of providing services and enabling use of the Company's infrastructures, see Section 1.7.3.

2.6.4	Additional factors that could influence competition

A.	Narrowing of transition barriers among companies

Numbering and number portability – Since 2007, number portability has existed In the fixed-line and cellular telephony market, enabling customers to switch between various communications operators without changing their telephone number. Number portability increases competition, and the Company believes that it has significantly increased the churn rate in its fixed-line telephony services.

Limitation on the exit penalty that a license-holder can demand of a subscriber – See Section 1.7.3D.

B.	Other potentially competing infrastructures

In addition to HOT's cable and optical fiber network and the optical fiber infrastructures of Cellcom and Partner, there are today in Israel a number of infrastructures with the potential to serve as communications infrastructures, which are based on optical fibers and are mostly owned by government companies and bodies. Among these are Israel Electric Corporation ("IEC"), Israel Railways, Mekorot (water grid), Oil Infrastructures, and the Cross Israel Highway company. Some municipalities are also trying to create an alternative to pipes being laid by communications license-holders by deploying their own infrastructures.

On July 15, 2010, the Government, during its discussion of the Arrangements Law, decided to instruct the Minister of National Infrastructures and the Minister of Finance to exercise their authority under the Electricity Law, 1996, and to permit IEC (which in 2010 started a technological trial to ascertain its ability to provide a high-speed communications infrastructure by the FTTH method – optical fibers to the customer's home) to operate in communications on certain conditions, mainly these: a "communications company" would be established for use a fixed-line communications infrastructure on the electricity grid; IEC would not hold more than 49% of the means of control in the company and would not control it; the communications company would do business with communications license-holders and not directly with private consumers (except an agreement with Ministry of Communications approval with large business customers, for which it would provide transmission or other services).

On March 7, 2011, the government made a further decision whereby IEC was granted approval to establish the communications company together with another company, which would use and operate the fixed-line communications infrastructure on the electricity grid. In addition, in this decision the government amended its decision from July 15, 2010 (see previous paragraph) so that the communications company would be have to an exclusive right of use for providing telecommunications services only, on the basis of IEC's optical fiber communications infrastructures, in certain volumes and on certain terms. The same decision also states that the financing of that company will be from sources made available by the controlling shareholder and will be selected in accordance with the government's above decision, including by means of raising capital by the company. The decision also makes clear that it does not restrain the discretion of the government to change the decision or prevent the Ministers from exercising their authority  under any law.

For the importance that the Haik Commission attaches to the operation of the communications company on the IEC infrastructure, see the description of the Committee's recommendations published on March 3, 2011 (Section 1.7.3).

In the Company's estimation, of such a communications company is established, which would compete wit the Company in infrastructure, and particularly if that new company is permitted to provide services to operators and business customers without an obligation for universal deployment of an FTTH network or before completing deployment  of a significant portion of the network, this could  cause significant harm to the operations and the results of the Company.

The Company's assessments of how the establishment of a communications company with a competing infrastructure would affect the Company and its results, are forward-looking information as defined in the Securities Law. It is not certain that a competing communications company will be established, what limitations will be imposed on its activities and what breaks it might be granted. These assessments might not be realized, depending, inter alia, on the question of whether such a company will be established, what restrictions will apply to its activities, and whether any changes will be made to the structure of competition in the communications market.

C.	Technological developments

Technological developments enable competing companies to supply, at relatively low costs, telephony and data communications services on OP-based fixed-line networks and by means of advanced cellular infrastructures. The large number of subscribers of the cellular companies and broadband Internet customers, the improvement in broadband audio quality enabled by alternative technologies, are damaging to the number of call minutes in the Company's network and are reducing its revenues from telephony services.

2.6.5	The Company's preparation and ways of coping with the intensifying competition

The Company deals with the competition in domestic fixed-line telecommunications services in several ways:

A.
The Company launches new communications services, value added applications and product packages, including terminal equipment and services, in order to broaden the scope of use of subscriber lines, to respond to customer needs and to strengthen its image of technological innovation. The Company invests in enhancement and modernization of its infrastructure so as to enable it to provide advanced services and products for its subscribers. In 2010, upon receipt of the requisite [permit (see Section 1.7.2), the Company started marketing joint products packages, while broadening the supply of the services it offers and offering packages that correspond to some of those offered by its competitors.

B.
The Company worked on the penetration of a high-speed internet infrastructure service and on increasing the number of its customers for the service, including by offering applications for businesses. Deployment of the NGN will enable advanced telephony applications to be provided, customer upgrades to higher speeds, and the creation of added value for the customer by means of broader consumption of content,   leisure and entertainment applications (see also Sections 2.2.3 and 2.7.2).

C.	The Company works constantly to improve the quality of its services and to preserve its customers.

D.	The Company has simplified its tariff structure and offers its customers alternative payment packages (see Section 2.16.1), tracks and campaigns.

E.	The Company is working to increase awareness of the use of the fixed-line telephone and to encourage the use of other services that increase telephone use.

F.
The Company makes adjustments on the expenses side for the purpose of focusing investments on fixed assets in growth activities and in projects for cutting operating costs. Nevertheless, the Company's ability to make adjustments in its expenses in the short and medium term is limited due to the structure of its costs, which are mainly rigid in the short and medium term. These costs include mainly depreciation expenses and expenses related to wages and wage incidentals. In addition, the Company has operating expenses such as infrastructure maintenance and the leasing and upkeep of buildings, which are also rigid in the short term.

G.
In selling services to its customers, the Company also sells terminal equipment (home networks, laptop computers, streamers, etc., as well as telephony terminal equipment), as a tool for competitive differentiation, customer retention and increasing its revenues.

2.6.6	Positives and negatives that affect the competitive status of the Company

A.	Positive factors

1.	Nationally deployed infrastructure through which a range of services are provided.

2.	Presence in most businesses and households.

3.	Strong and familiar brand.

4.	Technological innovation.

5.	Strong capital structure and positive cash flows.

6	Broad service infrastructure and varied customer interfaces.

7.	Professional, experienced and skilled human resources.

B.	Negative factors

The Company believes that various limitations imposed upon it by existing regulation, impede its ability to compete in its areas of operation. The main limitations in this contest are these:

1.	Absence of tariff flexibility

The Company is limited in its ability to grant discounts on its principal services and to offer differential tariffs. On this matter, see Section 2.16.1.

For the Haik Commission's request for positions on its recommendations published March 3, 2011, including in the matter of tariff control, see Section 1.7.3.

2.	Structural separation

See Section 1.7.2A. For the Haik Commission's request for positions on its recommendations published March 3, 2011, including in the matter of cancellation of structural separation and the conditions for doing so, see Section 1.7.3.

3.	Duty to provide universal service

The Company operates under an obligation to provide service to the entire public in Israel (universal service). Due to this obligation, the Company could be required to provide services also in circumstances which are not financially viable. This obligation is not imposed on the holders of special Domestic Carrier licenses, which can offer their services to the most profitable of the Company's customers (mainly business customers), which are a material source of the Company’s income,

In the opinion of the Company, a fund should be set up for financing universal service, so that an operator that does not provide its services to all and sundry would be obliged to contribute to the fund.

4.	"Access deficit"

The Company's telephony tariffs are set in regulations by the Minister of Communications in consultation with the Minister of Finance. As a result of a deliberate regulatory policy, the monthly usage fee tariff for a telephone line is set at a level that does not cover the cost involved in providing it (a situation known as the "'access deficit"). This deficit has been reduced over the years but still exists. It is emphasized that in a competition format that relies on the Company's infrastructure and uses the access deficit (such as VoB service), the negative effects of this factor increases.

5.	Limitations in marketing joint services of the Company and other Group companies

See Section 1.7.2B.

6.	The nature of fixed-line telephony terminal equipment

Fixed-line terminal equipment is technologically less advanced that the cellular terminal equipment, and the supply of advanced services that can be consumed with it is limited.

2.7	Property, plant and equipment, and facilities

2.7.1	General

The Company's property, plant and equipment consists mainly of domestic communications infrastructure, real estate assets (land and buildings), computer systems, vehicles, and office equipment.

2.7.2	Domestic fixed-line communications infrastructure

PSTN network – This infrastructure has five main components which are deployed throughout the country:

a.	Exchanges

These are used for switching and transferring calls from origin to destination according to the signal (dialing) received from the subscriber.

b.	Transmission network

A system through which thee exchanges are connected. In practice, the system functions as a national skeleton that connects the local networks, each of which consists of an exchange and an access network to it. The transmission network is based mainly on systems that operate in optical fibers and partly (a very minor part) on radio systems.

c.	Data communication networks

Networks for providing data communications services at various speeds and in various communications regimens.

d.	Access network

A system that connects between network end points at the customer and the exchange. The network is based on copper pairs, on optical cables and partly (a very minor part) on wireless systems.

e.	Terminal equipment

Equipment installed on the customer's premises (e.g. telephone handsets, private exchanges, fax machines, modems, routers, etc.), through which the subscriber receives the service.

NGN

The demand for communications services in Israel and worldwide includes a demand for ever-increasing bandwidths and an advanced IP platform. In order to meet this demand, at the end of 2009 the Company started the gradual set-up of an NGN based on a core IP network and deployment of an optical fiber network to street cabinet (known as fiber to the curb - FTTC). The access network and the terminal equipment in this network are also as described above.

In this network and using VDSL241 technology, bandwidth of up to 100 Mbps download speed can be provided, as well as innovative added value services. Other advantages of the new technology are simplification of the network structure and better management ability. The NGN set-up project is a gradual process, with the pace of deployment reviewed and reset annually. The Company launched the NGN in September 2009.For data about the number of subscribers connected to the NGN, changes in the volume of customers who consume NGN services and average bandwidths in 2009 and 2010, see Sections 1.5.4A and 2.2.3.

The Company foresees that by the end of 2011, the NGN will be deployed in about 80% of the country. Accordingly, investment in the network in 2011 is expected to be similar to 2010, while in 2012 the Company foresees a material decrease in investment in the network since ti expects that most of it will have been deployed by the end of 2011. This assessment is forward-looking information as defined in the Securities Law, and is based on the Company's work plans and on the pace of deployment in the past. The assessment might not be realized, inter alia in circumstances of changes in the market structure in Israel and in the demand for the Company's services, significant changes in the costs of deploying the network or in the pace of progress in the set-up project.

On this matter, see also Note 10 to the 2010 Financials.

41	Very High Bit Rate Digital Subscriber Line. One of the fastest technologies for data transfer on high bandwidth in standard telephone lines.

2.7.3	Computerization

The computerization array in the Company supports four main areas:

A.	Marketing and customer management

The system supports management of a database of the Company's customers, service order management, management of follow-up of customer complaints, management of the sales and service process, application of the number portability plan, and billing. The billing array includes the production of phone bills to the Company's customers for services provided by the Company and for the services of other communications operators. The array also includes the management of accounting with communications operators.

B.	Information systems for the engineering infrastructures of the telecommunications networks

These support the planning, management, control and maintenance of engineering resources for the provision and assurance of the services. Inter alia, the systems manage stocks of numbers and support massive changes of numbers and equipment (when necessary).

C.	Information systems for management of the Company's resources

These support the management, control and maintenance of the expense side in the Company, the financial information (including budget and control), purchasing and stock processes, property, real estate, human resources and salary control, fleet of vehicles, Company projects, and the like.

D.	Company-wide systems

The Company's computerization array is large and complex, and supports critical work processes and handles very large volumes of data. The array consists of a large umber of systems, some old, which were developed many years ago and operate on mainframe computers, others modern, developed and applies more recently and operating in open computerization environments.

The systems support decision-making processes by means of a data warehouse operated by the Company. The Company also operates a website which provides information about the Company's services and enables the display of information about the telephone bill, payment of the telephone bill and other services. There are also computerized office systems (e-mail, decision follow-up, etc.), and knowledge management systems.

The Company also develops and assimilates advanced computerization systems, among them a Customer Relations Management system (CRM), engineering network management systems, and service order and supply systems.

2.7.4	Real estate

A.	General

The Company's real estate assets are from two sources: assets transferred to the Company by the State in 1984 under the Asset Transfer Agreement (see Section 2.17.2A), and assets in which the rights were purchased or received by the Company after that date, including assets that it leases from third parties.

At the date of publication of this Periodic Report, the Company owns or leases or has right of lease in about 420 real estate properties all over the country. The total area in which the Company has full ownership rights or capitalized lease rights (including joint lease rights as described below) is 1,135,000 sq.m. of land on which the built-up area is about 320,000 sq.m. Six of these properties, with a total area of 7,000 sq.m. and 500 sq.m. built- up, are in Israeli towns in the Administered Territories (of the above total, about 400 properties  with an area of 1,020,000 sq.m. of land and 250,000 sq.m. built up, are for communications needs, while the rest are for administrative needs).

 In addition, the Company has a right to receive an area of about 70 dunams in Sakia (near Mesubim junction), for warehouses and offices. The Company received a draft contract from Israel lands Administration (the Administration") which would allow the Company to plan prepare plans for the area that do not include warehouses and offices, and the Company submitted its reservations about the contract to the Administration.

At the date of publication of this report, of the abovementioned prop0erties, 45 are jointly owned with the Ministry of Communications and/or the Postal Authority (now Israel Postal Co. Ltd.). On June 30, 2001, am agreement was signed between the Company and the Postal Authority for defining and regulating the rights of the Company and of the postal Authority in these properties (see Section 2.17.2C). The parties operate as required by the provisions of the agreement, and inter alia  they separate joint debits and systems.

In addition to the 420 properties referred to above, the Company holds, at the date of publication of this report, about 60 properties in Israeli towns in the Administered Territories, covering a total area of 9,300 sq.m. of land and about 1,500 sq.m. built up (all for communications needs). There is no written regulation of the contractual rights for these properties, but in the Company's opinion this does not create material exposure.

The real estate assets are used by the Company for communications activities (exchanges, neighborhood rooms, broadcasting sites, etc.) and for other activities (offices, storage areas, etc.). Some of them are undeveloped or partially developed, and can be used for other purposes.

At the date of publication of this report, the Company leases about 195 properties from various landlords, in a total area of about 60,000 sq.m. (about 185 of these properties have a built-up area of 8,000 sq.m. and are for communications purposes, while the rest are for administrative uses).

The Company has an interest (transition rights, etc.) in other real estate (such as for the erection of offices and for laying cables) .Also at the Company's disposal are about 550 neighborhood rooms (for cables and installations used for neighborhood communications), in a total area of 8,310 sq.m. (all for communications purposes).for most of which there is no written regulation of rights with their owners (e.g. the Administration, settlement entities, the entrepreneurs of project in which the properties are located, and house committees).

B.	Registration

At the date of publication of this Periodic Report, the Company's rights in a considerable umber of its real estate assets are not registered in the Lands Registry, and therefore they correspond to contractual rights. The Company is in the process of registering in its name those properties which can be registered in the Lands Registry.

C.	Real estate settlement agreement

On March 10, 2008, a settlement agreement between the Company and the Administration and the State ("the Settlement Agreement") was validated as a court decision. The Agreement concerns most of the real estate that was transferred to the Company in the asset transfer agreement signed prior to the start of the business operations of the Company. The Settlement Agreement states that the assets remaining in the Company's possession have the status of a capitalized lease and subject to the execution of individual lease contacts (at the date of this report, such contracts have been signed for about 60 of the 215 properties for which they are required), the Company would be bale to make any transaction in the properties and to enhance them. The Agreement sets out a mechanism for payment to the Administration for enhancement actions in the properties (if undertaken), beyond the rights according to plans approved by 1993 as set out in the Agreement, at the rate of 51% of the increase in value of the property following the enhancement (and less part of amounts paid for a betterment levy, if paid). The Settlement Agreement also states that 17 assets must be returned tom the State, through the Administration, on various dates (up to 2010), and on the terms laid down in the Settlement Agreement.

At the date of publication of this Periodic Report, the Company has returned 15 assets to the Administration, Two others will be returned after the Company receives substitutes properties, as provided in the Settlement Agreement.

D.	Sale of real estate assets

Following a new review by the Company's Management concerning the sale of the Company's real estate assets, the Board of Directors approved further sales of assets which are not active and/or which can be relatively easily vacated without incurring significant expenses, in accordance with a list presented to it from time to time. The transition to the NGN allows the Company to increase the efficiency of the network and to sell some of the real estate assets that will be vacated as a result of the transition. During 2010, the Company sold 10 such properties, in a total area of 19,000 sq.m. of land and 15,000 sq.m. built up, for a total consideration of approximately NIS 150 million.

E.	Review of investment in real estate as an alternative to leasing

From time to time the Company considers possible investment in the purchase of real estate that would serve as Group headquarters instead of leasing space. At the date of this report, no decision has been made by the Company organs.

2.8	Intangible assets

2.8.1	The Company's Domestic Carrier license

The Company operates under its Domestic Carrier license, which forms the basis for its activities in domestic fixed-line communications (for a description of the main points of the license, see Section 2.16.2).

2.8.2	Trademarks

The Company uses trademarks that characterize its services and products. At the date of publication of this Periodic Report, there are about 180 trademarks registered or in the process of being registered in the Company's name with the Registrar of Trademarks. The main trademarks of the Company are "Bezeq" – the name of the Company, and "B" – the Company's logo. The investment in advertising the trademarks is intended to raise the level of exposure and awareness of the public to the trademarks and to build differentiation and uniqueness for the Company, which will influence the customer purchasing  considerations and preference.

2.9	Human resources

2.9.1	Organizational structure and headcount

The chart shows the general organizational structure of the Company:

Business Division

Marketing Division
Legal
Advisor

Regulation

Private Division

Human
Resources
Division

Spokesperson

Company Secretary

CFO and Deputy CEO

Management (without directors)]

 (36)

Company Auditor

Chairman of the Board

CEO

Engineering
and Network Division

Operations and Logistics Division

Information Technology Division

(1718)

(898)

(3392)

Economics
& Budget
Division

Headquarters
devisions
(Including
Deputy CFO)
(1172)

On September 4, 2007, the Board of Directors of the Company resolved, pursuant to Section 50(a) of the Companies Law and Sections 119 and 1221.1 of the Company's Articles of Association, that the authority of the CEO in all matters relating to corporations held directly or indirectly by the Company (Pelephone, Bezeq International, DBS, Walla, Bezeq on Line and Bezeq Zahav Holdings), would transfer to the Board of Directors, and the Board adopted resolutions accordingly. As a result, on matters relating to the subsidiaries the Deputy CEO and CFO reports to the Board of Directors, while on the Company's activities as Domestic Carrier he reports to the CEO of the Company.

2.9.2	Headcount by employment framework

Description of employment framework	Number of employees
	At December 31, 2010	At December 31, 2009
Senior managers excluded from application of the Company’s collective bargaining agreements. The terms of their employment are set in personal agreements.	65	63
Permanent employees employed under collective agreements.	3,290	3,073
Employees employed under personal agreements that are not part of the collective agreements.	664	684
Employees employed under individual agreements on the terms of the collective agreement ("Rank Rating Contracts").	26	8
Employees employed in accordance with the special collective agreement of December 2006, on an hourly basis ("Hourly Collective Agreement".	2,195	2,038
Employees employed under the special collective agreement of December 2006, on a monthly basis ("Monthly Collective Agreement").	1,124	1,350
Total	7,364	7,216

Remark

The Hourly Collective Agreement applies to every "former Generation 2000" worker (see Section 2.17.4D) and former temporary hourly agreement workers, as well as to new workers hired on hourly employment. The Monthly Collective Agreement applies to former Generation 2000 workers who were hired in occupations for which employment is monthly in essence, former global salary contract workers, and monthly workers hired in monthly occupation.

For details about the special collective agreement of December 2006 and its amendment in December 2010, see Section 2.9.6.

2.9.3	Early retirement plans

On November 4, 2009 the Board of Directors approved a Company early retirement plan for 2010, in which early retirement was approved for 171 employees42 (out of 245 employees regarding whom the Company could terminate their employment), at a total cost of approximately NIS 225 million, in accordance with the terns of the special collective agreement of December 2006.

On January 24, 2011 the Board of Directors of the Company approved a Company early retirement plan for 2011 (which includes completion of the quota for 2010), in which up to 260 employees will retire from the Company at a total cost not exceeding NIS 281,5 million, in accordance with the terns of the special collective agreement of December 2006 and its amendment in December 2010. On this matter, see also Note17 to the 2010 Financials and Section 2 of the Directors' Report.

2.9.4	Retirement of permanent employees since January 1, 2011

Between January 1, 2011 and February 28, 2011, 3 permanent employees retired from the Company, in accordance with the early retirement plan.

2.9.5	Company investments in further study, training, employee certification and university studies

The Company conducts in-house training by company employees who are professional experts, at times with outside assistance, in all areas of its operations. Total workdays allocated to training activities for all employees in 2010 was 32,987 days, of which an average of about 4.6 days per employee. The training activities include professional certification in technology, sales, management, service and other areas.

The Company runs a service school that deals with the asimilatio9n of service couture and values at customer service centers and the acquisition of knowledge and skills for providing a superior service. The Company also participates in the financing university studies and courses at outside facilities.

Total Company investment in 2010 in the above activities was approximately NIS 3.6 million, which exceeds the cost of the employees' workdays for training an studies.

2.9.6	The nature of employee agreements in the Company

Labor relations in the Company are regulated in collective agreements between the Company and the representatives of Company employees and the New General federation of Workers ("Histadrut"), and in personal agreements. Company employees are also subject to expansion orders to certain general collective agreements such as cost-of-living increment agreements.

A.	Special collective agreement of December 2006

In December 2006, a special collective agreement was signed between the Company and the employees union and the Histadrut, regulating the labor relations in the Company following the transfer of control in the Company from the State to Ap.Sb.Ar. Holdings Ltd,, and determining a new organizational structure for the Company (see Section 2.9.1).

Under the agreement, all the agreements, arrangements and traditional behaviors in the Company prior to execution of the agreement, including the mechanism for linkage of wages to the public sector, would continue to apply only to the veteran permanent employees of the Company to which the agreement would apply, subject to changes inserted specifically in the agreement. The hiring of existing and future temporary workers would be on the basis of monthly/hourly wage agreements based on a wage model according to occupation, with high managerial flexibility. The agreement sets out limitations on certain kinds of future organizational changes, and a mechanism of notification, negotiation and arbitration with the union in ht4e event of organizational changes. The agreement also states that the Company can, at its discretion, terminate the employment of 245 permanent employees in each of the years 2009 – 2013.

42	In practice, another 12 employees retied from the Company in 2010 in accordance with the early retirement plan (in addition to these 171), at an additional cost of about NIS 11 million.

Under the agreement, during the term of the agreement, two employee-directors will serve on the Board of Directors of the Company, who would be proposed by the union (subject to their election by the general meeting). The employee-directors are not entitled to payment for their service as directors, and will not participate in Board discussions of the terms of employment of senior employees.

B.	Amendment of the special collective agreement of December 2006

On December 19, 2010, an amendment to the collective agreement, dating it to December 31, 2015 (with an option for extension top December 31, 2017). The main points of the amendment are these:

1.
Extension of the retirement arrangements under the collective agreement to December 31, 2006. Under these retirement arrangements, the Company may, at its discretion, terminate the employment of up to 245 permanent employees in each of the years 2010 – 2016.43

2.
Definition of "New Permanent Employee", the terms of whose employment differ from those of a veteran permanent employee of the Company (under the collective  agreement): his wage model is according to the Company's wage policy and market wages; at the end of his employment in the Company he is entitled to increased severance pay only (depending on the number of years of employment).

3.
Agreement of the union to a distribution that does not pass the profit test, of up to NIS 3 billion, with the approval of a court of law pursuant to Section 3093 of the Companies Law and subject to an allotment of options to employees as described below and subject to confirmation from the ratings companies S&P Maalot and Midroog that the rating of the Company's debt after the distribution will not fall below AA and Aa2 respectively (on the matter of the ilAA rating by S&P Maalot on February 6, 2011, see Section 2.13.6). On the matter of the request for approval of a distribution filed in court, see Section 1.4.3.

4.
The Company granted to employees, subject to the approval of the general meeting of the shareholders, free of charge, 70,000,000 options exercisable for up to 70,000,000 ordinary shares of NIS 1 par value each (in a mechanism of exercise of stock appreciation rights), accounting for approximately 2.61% of the issued capital of the Company (before the allotment), at an exercise price of NIS 7.457, which will be adjusted for changes in the share capital and for distribution of a dividend. On the matter of allotment of these options, see Section 2.9.7C.

5.
The Company will pay its employees a one-t0me bonus for performance in 2010, amounting to approximately NIS 52 million, which will be paid in two equal installments in the January 2011 and January 2012 wages.

For details of other material agreements concerning labor relations, see Section 2.17.4.

2.9.7	Employee reward plans

A.	2007 stock options plan

The Company's employee stock options plan (which excludes senior management), in which 78,151,368 options were allotted free of charge on March 25, 2007,44 based on criteria laid down in the collective agreement December 5, 2006, exercisable for 78,11,368 shares of the Company, which accounted for about 3% of the Company's capital, at an exercise price (adjusted for all types of distribution and the like45) of 50% of the last closing price of the share prior to the date of allotment (NIS 3.201 per share).

43	The Company may complete the retirement process also in 2017, if it is not completed in the above year.

44	Of which approximately 59,000 options were allotted to two employee-directors on January 22, 2008.

45
In view of the expected fall in the exercise price of the options to below the par value of the share (NIS 1) as a result of adjustment of the exercise price for the distribution of a dividend, on March 18, 2010 the Board of Directors of the Company approved that the Company would convert to share capital, out of a premium on shares registered in the Company's books, a sum equal to the difference between the par value of the share and the exercise price of the options exercised under this plan, in a total not exceeding NIS 22,469,081. Conversion of the premium to share capital would be registered in the Company's books against the actual exercise of options at the time of exercise.

The options were blocked for two years from the date of allotment, and can be exercised during the three years from the end of the blocking period (at March 1, 2011, 63,093,609 options from this plan had been exercised).

For additional details about the terms of the stock options plan, see the Company's Outline Offering of Securities published by the Company on February 22, 2007, which is cited by way of reference.

B.	Stock options plan for senior managers in the Group, November 2007

A stock options plan for managers and senior employees in the Company and/or in related companies for the allotment of up to 65,000,000 non-marketable options, exercisable for up 60 65,000,000 shares of the Company, accounting for approximately 2.5% of the Company's issued share capital and approximately 2.37% at full dilution. The plan includes a mechanism for exercise of stock appreciation rights, so that the exerciser receives a number of shares reflecting the value of the benefit only, without actually paying an exercise price.

The options will vest in three equal annual portions. The vesting dates of each portion fall at the end of each of the first, second and third years from the date of grant, respectively.

The exercise price of each option will be NIS 5.50, and reflected a discount of about 16.8% on the closing price of the Company's shares on the Tel Aviv Stock Exchange on January 31, 2008, the date of approval by the general meeting. In accordance with the resolution of the Company's Board of Directors  on June 26, 2008, the exercise price of each option allotted from that date onwards is equal to the average closing price of the Company's shares in the thirty days prior to the date of the Board's decision to allot the options.46

At March 1, 2011, 59,050,001 options exercisable for up to 59,050,001 shares had been offered in accordance with this stock options plan (net of options that had expired), including to the CEO of the Company and a former Chairman of the Board.

For more information about the stock options plan, see the Outline Offering to Employees and material private placement published by the Company on December 25, 2007, and the Outline Offering to Employees published by the Company on March 3, 2008, May 27, 2009 and March 3, 2010, which are cited by way of reference.

C.	Employee stock options plan – 2010

On December 19, 2010, the Board of Directors of the Company approved an employee stock options plan (including to two employee-directors and excluding senior management), I which 70,000,000 options will be allotted, free of charge and exercisable for 70,000,000 ordinary shares of NIS 1 par value each (in a mechanism for exercise of stock appreciation rights), accounting for approximately 2.61% of the issued capital of the Company (before the allotment), at an exercise price of NIS 7.457, which will be adjusted for changes in the share capital and for distribution of dividends. The options will vest in three equal annual portions.47 The vesting dates of each portion will fall at the end of each of the first, second and third years from the date of grant, respectively. The options will be exercisable commencing from the end of their blocking period (two years) and until the elapse of 5 years from the date of grant (and in any case, no later than the date on which the plan expires – December 31, 2018).  The stock options plan was adopted following the Company's undertaking pursuant to the December 2010 amendment of the 2006 collective agreement (see Section 2.9.6). Allotment of the options (and the shares underlying them)was approved by the general meeting of the shareholders on January 11, 2011. At March 1, 2011, 67,552,269 options had been allotted, which are exercisable for 67,552,269 shares.

For more information about this plan, see the Outline Offering of Securities to Employees published by the Company on December 20, 2010 and on March 7, 2011, which are cited by way of reference.

46	Excluding the allotment to the CEO of an investee company on September 25. 2008, on the original terms (exercise price of NIS 5.3 and adjusted for distributions of dividends).

47
Except for a person who was a permanent employee of the Company on April 14, 2010 and took early retirement prior to the first allotment date under the plan, for which all the options will vest immediately upon their allotment, and excluding a permanent employee who signs a retirement agreement and ends his employment in the Company, for whim the vesting period for unvested options will be expedited so that they will vest on the date of retirement of the permanent employee.

D.	"Phantom" stock options plan for senior employees – 2010

On December 30, 2010, the Board of Directors of the Company adopted a "phantom" stock options plan under which 16,400,000 "phantom" options will be granted to senior managers in the Company and in the subsidiaries Pelephone and Bezeq International, which will be exercisable for a monetary bonus (and not for Company securities)in a sum equal to the difference between the average price per shares in the 30 days prior to the date of grant (subject to adjustments)and the closing price of the shares on the trading day before the date of the notice of exercise. The options will vest in three equal annual portions. The vesting dates of each portion will fall at the end of each of the first, second and third years from the date of grant, respectively. The options can be exercised commencing from the end of the vesting period of each portion, until the elapse of give years from the date of grant.  All the options under this plan were allotted on January 1, 2011.

For more information about this plan, see the immediate report of the Company dated December 30, 2010, which is cited by way of reference.

On the matter of this Section 2.9.7, see also Note 27 to the 2010 Financials.

2.9.8	Officers and senior management in the Company

On the date of publication of this Periodic Report, the Company has 14 directors, of whom two are external directors, two are employee-directors (see Section 2.17.3F) and two are "independent" directors pursuant to Section 249B of the Companies Law. In addition, senior management has 14 members.

The Chairman of the Board of the Company through the end of 2010 was a salaried employee.48 The terms of his employment were described in an immediate report issued by the Company on April 18, 2008, concerning a private placement and terms of employment of the Chairman, which is cited by way of reference. Commencing January 1, 2011, Mr. Shaul Elovitz, the controlling shareholder (indirectly) in the Company serves as Chairman of the Board of Directors of the Company.

The two external directors and the two independent directors serving on the Board of Directors receive compensation in accordance with the Companies (Rules for compensation and expenses of an external director) Regulations, 2000. The other directors do not receive any compensation or other pay from the Company in respect of their service as directors he two employee-directors receive a salary for their work in the Company and not for their service as directors).

The members of the senior management are employed under personal agreements which include, inter alia, pension coverage, payment of bonuses based on targets, and advance notice months before retirement. The Company also allots options for Company shares to the members of senior management, at its discretion (see Section 2.9.7).

48	Until June 2, 2011, the previous Chairman of the Board is in his notice period (see Section 7A in Chapter D of the Periodic Report.

2.10	Equipment and suppliers

2.10.1	Equipment

The principal equipment used by the Company is exchanges, copper cables, optical cables, transmission equipment, data communication systems and equipment, servers, Internet modems and routers. The Company purchases most of the equipment needed fir its communications infrastructure from Israeli companies affiliated with international communications equipment manufacturers. Hardware and software are purchased from a number of suppliers.

2.10.2	Percentage of purchases from principal suppliers and form of agreement with them

During 2010, the Company had no suppliers from which the volume of purchases exceeded 5% of the Group's total annual purchasing, or suppliers from which the volume of purchases exceeded 10% of total purchasing in a particular segment of operation.

2.10.3	Dependence on suppliers

Most of the equipment purchased for data communication, switching, transmission and radio systems is unique, and over its years of operation the possibility of obtaining support other than through the manufacturer, is limited.

In the opinion of the Company, in view of the importance of manufacturer support for certain systems used by the Company, it could become dependent, in the areas of public switching and metro transmission, on Alcatel Group, represented in Israel by Alcatel Telecom Israel Ltd., which supplies the Company with transfer exchanges for linking operators to the switching network in the Company and transmission network equipment, while in public switching the Company is also dependent on Varez Networks, which also supplies the Company with transfer exchanges for linking operators to the switching network in the Company. In public switching equipment, the Company could also become dependent on Comverse, which supplies the Company with switching exchanges to end users in the NGN, in billing systems on Amdocs Software Systems, in databases and CRM systems on Oracle, and in transmission – on ECI, which supplies the Company with systems for the transmission system for connecting the Company's network to business customers.

2.11	Working capital

Inventory purchased by the Company is for the most part intended for investment in property, plant and equipment. The Company’s inventory policy strives to maintain an inventory sufficient for the Company’s needs for average consumption as determined from time to time, with flexibility in exceptional cases, depending on the nature of the consumption and price of the item. Orders from suppliers are made taking into consideration past demand and projections for the future.

At December 31, 2010, the deficit in the Company's working capital was NIS 1,208 million (this figure relates to the separate financial statements of the Company. The working capital deficit in the 2010 Financials as NIS 93 million). The Board of Directors of the Company determined on March 7, 2011 that despite the deficit, liquidity is not a problem for the Company. See Section 4 of the Directors' Report.

The following table shows data on supplier and customer credit in 2010:

	Average credit extended (NIS millions)	Average credit days
Customers*	896	54
Suppliers	263	37

* After elimination of doubtful debts.

2.12	Investments

For information on investments in affiliates, see Note 13 to the 2010 Financials, and see also Sections 3 and 4 in Chapter D of this Periodic Report.

2.13	Financing

2.13.1	Average and effective interest rates on loans

At 31 December 2010, the Company is not financed by any short-term credit (less than one year). The table shows the distribution of the long-term loans (including current maturities):

Source of financing	Amount at Dec. 31, 2010	Currency or linkage	Type of interest and change mechanism	Average interest rate	Effective interest rate	Interest range in 2010
Banks	1,300	Unlinked NIS	Variable, based on prime rate*	3.77%	3.80%	2.77-3.27%
Banks	1,300	Unlinked NIS	Fixed	5.35%	5.42%	-
Non-bank	2,215	CPI-linked NIS	Fixed	4.09%	4.09%	-

* Prime interest rate in March 2011 –  4%.

2.13.2	Limitations on borrowings

A.	Limitations included in the Company's loans

See Note 14 to the 2010 Financials. At the date of the financial statements and the date of publication of this Periodic Report, subject to the contents of the above Note, the Company is in compliance with all the limitations applicable to it.

B.	Bank of Israel restrictions on a single borrower and group of borrowers

Directives of the Supervisor of Banks include restrictions on liability of a single borrower and of a group of borrowers towards the banks. Concerning these directives, the Company could be seen as part of one "group of borrowers" with B Communications Group and its controlling shareholders. The directives of the Supervisor of Banks could from time to time affect the ability of banks to grant further credit to the Company.

2.13.3	Credit received during the reporting period

On April 15, 2010, the Company completed the raising of NIS 1.5 billion of debt by means of loans from Israeli banks at an average duration of 4.5 years (at the date of the loan).

On May 6, 2010, the Company completed a recycling of bank loans received on March 12, 2009 in a total amount of NIS 400 million, by means of loans from Israeli banks at an average duration of 4.6 years (at the date of the loan).

On September 1, 2010, the Company completed the raising of NIS 700 million of debt by means of loans from Israeli banks at an average duration of 4.78 years 9at the date of the loan).

On this matter, see Note 14 to the 2010 Financials.

2.13.4	Credit received during the reporting period

The Company has taken no loans after December 31, 2010. For details about a letter of undertaking to make a credit facility available, see Section 2.13.7.

2.13.5	Company debentures

The Company issued two series of debentures (series 4 and 5), which were listed for trading on the Stock Exchange. For details of the terms of the debentures and of debentures held by a subsidiary of the Company, see Section E in the Directors' Report  and Section 2.17.1 below. The Company also issued debentures in a private placement which were not listed for trading on the Stock Exchange, the balance of which in the Company's books at December 31, 2010, was approximately NIS 102 million.

2.13.6	Credit rating

The Company is rated by two rating agencies.49  Below are details of the rating of each of the agencies at the date of publication of this Periodic Report (including the latest updates):

Rating agency	Rating	Changes in rating	Type of credit rated
S&P Maalot	ilAA +
May 27, 2010 – Ratification of the Company's rating of ilAA+ (removal from CreditWatch with negative outlook due to notice of sale of core control in the Company). The outlook in this notice was stable.

December 22, 2010 – Transfer to CreditWatch with negative outlook due to the Company's notice on December 19, 20109 stating that it is considering a capital reduction of NIS 3 billion by way of a special dividend and/or buy-back.

February 11, 2100 -  Ratification of the Company's present rating of ilAA+ (removal from CreditWatch as above). The outlook is negative.
The Company and Debentures Series 4 and 5
Midroog	Aa1
December 6, 2010 – Re-approval of Aa1 rating with stable outlook.

January 2, 2011 – Transfer to Watch List with negative outlook, following the Company's notice of distribution of a dividend of NIS 3 billion in 2011-2013, which does not pass the profit test.
Debenture series 4 and 5

2.13.7	Company assessment for raising financing and possible sources in 2011

During 2011, the Company expects to repay approximately NIS 940 million on account of loan principals and interest (including debentures). For details of expected repayments by Pelephone in 2011, see Section 3.15.6.

The Company intends to raise debt during 2011 for the repayment of loans as described above, and for its current need, including for financing a distribution that does not pass the profit test (see Section 1.4.3). Raising such funds ill increase the Company's leverage and its financing expenses. At the date of this report, no decision has been made concerning the amount of financing that will actually be raised.

On February 17, 2011 the Company received a letter of undertaking from an Israeli bank to provide a long-term credit facility of up to NIS 1.5 billion for financing the Company's cash flow needs. The facility can be used for a period of one year, subject to terms agreed by the parties.

The Company is preparing to file a first draft of a shelf prospectus o the Securities Authority in March 2011. At the date of this report, no decision has been made on raising funds under the prospectus, if it is published,

The Company's financing options are to raise debt by means of new bank loans and/or by means of raising debt or capital on the capital market, and to raise debt by selling debentures from series 5, which are held by Bezeq Zahav Holdings, a wholly-owned subsidiary.

2.13.8	Charges and guarantees

For information about charges and guarantees of the Company, see Note 14 and 20 to the 2010 Financials.

2.14	Taxation

For information on the subject of taxation, see Note 9 to the 2010 Financials.

48	In addition, the Company was rated internationally in the past (until December 2010) by Standard & Poor's (BBB+) and by Moody's (Baa1). Sine this rating is no longer needed, it has been cancelled.

2.15	Environmental risks and their management

2.15.1	General

Some of the Company's facilities, such as broadcasting facilities and wireless communications facilities, are sources of electromagnetic radiation which are included in the definition of "Sources of Radiation" in the Non-Ionizing Radiation Law.

2.15.2	Non-Ionizing Radiation Law

The law regulates the handling of Sources of Radiation, their erection, operation and supervision. The law provides, inter alia, that the erection and operation of a Source of Radiation and the provision of a radiation measurement service require a permit; sets penal provisions and severe strict liability of a company, employees and officers; imposes recording and reporting obligations on a permit-holder, and grants supervisory powers mainly to the Supervisor of Non-ionizing Radiation at the Ministry for Protection of the Environment ("the Supervisor"), including for the matter of the terms of the permit, cancellation of the permit and removal of a Source of Radiation.

The Company obtained operating permits from the Supervisor for the communication facilities and broadcasting sites it operates.

It is noted that the Commissioner may require building permits as a condition for the continued validity of the operating permits for communications facilities (including broadcasting facilities) he granted, as well as the fulfillment of additional conditions, inter alia, concerning wireless access installations which have category approval granted to the Company by the Supervisor. See also Section 2.16.11.

Regulations concerning non-ionizing radiation criminal liability for the matter of failure to take and report measurements in accordance with the provisions of the regulations.

2.15.3	Permits

On the permits for broadcasting facilities required under the Planning and Construction Law, see Section 2.16.11.

2.15.4	Claims

On claims in the matter of ostensible radiation from the Hillel broadcasting station, see Section 2.18.3. It is noted that the Company's third party liability insurance does not currently cover damages in respect of electromagnetic radiation.

2.15.5	Company policy for radiation risk management

The Company applies a work procedure for the erection, operation and measurement of sources of non-ionizing radiation, and an appropriate compliance procedure that was approved by its Board of Directors. The Company has assigned an officer to oversee implementation of the compliance procedure. Periodic reports on the status of Sources of Radiation are submitted to the CEO and to the Board of Directors.

2.16	Restrictions and control of the Company's operations

The Company is subject to systems of laws that regulate and limit its business activities. The principal body overseeing the Company's activities as a communications company, is the Ministry of Communications.

2.16.1	Control of Company tariffs

Arrangements in Sections 15 to 17 of the Communications Law and the terms of the Company's license, apply to the Company's tariffs.

A.
Tariffs fixed in the regulations - The tariffs for the Company’s controlled services (telephony and others) which are fixed in regulations promulgated by virtue of the aforementioned Section 15, were updated in accordance with a linkage formula less an efficiency factor consisting of linkage to the CPI plus an efficiency factor), as provided in the regulations, so that on average, the Company's controlled tariffs erode in real terms.

The Competition Policy Documents (see Section 1.7.3) state that as long as the Group's market share is higher than 60%, tariff control will continue in a format of fixing binding tariffs. The recommendations of the Haik Commission for reviewing and revising the structure of the Company's tariffs, if adopted, could change the mechanism for fixing and updating the tariffs. On the Hail Committee's request for positions on its recommendations published on March 3, 2011, see Section 1.7.3.

B.
Alternative payment packages – Under Section 15A of the Communications Law, if tariffs are fixed for the services controlled under the aforementioned Section 15, the Minister may, with the consent of the Minister of Finance, approve the request made by the licensee for an alternative payment package for a service package. The approval mechanism was simplified in December 2010 as part of the Arrangements Law, so that the Company can offer an alternative payment package after the period defined in the law unless the Minister of Communications or the Minister of Finance announces his objection. The Competition Policy Documents (see Section 1.7.3) state that an alternative payment package will be approved only of it is worthwhile for 30% or more of consumers subscribers who consume the services offered in the package, and the smaller the market share of the Group in fixed-line telephony, the higher the maximum discount rate permitted in an alternative payment package can be.50

C.
Duty to set reasonable tariffs for services – Under Section 17 of the Communications Law, “a license-holder can demand reasonable payment for a telecommunications service for which payment is not fixed in Section 15." For these of its services, the Company sets the tariffs.

The control of the Company's tariffs has a number of implications: once every few years, the Company's controlled tariffs are reviewed by a public committee, and the Company is exposed to material changes in its tariff structure and tariff levels. The review mechanism for the controlled tariffs, as defined in the regulations, results in a real average erosion of the tariffs over the years. Control of the tariffs creates or could create difficulties for the Company in providing a appropriate and competitive response to changes in the market and in offers of competitive prices at short notice. Furthermore, the restrictions on granting discounts on tariffs limit the Company in participation in certain tenders.

2.16.2	The Company's Domestic Carrier license

The Company operates, inter alia, under the Domestic Carrier license.51 The main topics covered in the license are these:

A.	Scope of license, the services the Company must provide, and the duty of universal service

To provide its services to all on equal term for each type of service, irrespective of the location or unique cost. The license is unlimited in time; the Minister may modify or cancel the license or make it contingent; the license and any pat of it cannot be transferred, no charge can be imposed on it, nor can it be subject to attachment.

B.	Principles of structural separation

For a general description of the structural separation applicable to the Company, see Section 1.7.2. The Company employs various means or compliance with these principles among its employees, including training sessions and periodic refresher courses on the relevant procedures.

In 2009, the Ministry of Communications notified the Company that it was considering imposing a monetary sanction on the Company in the amount of NIS 15,000,000, in respect of alleged violation of the provisions of the license relating to structural separation, due to the ostensible transfer of commercial information about Company customers to subsidiaries. Soon after the date of the notice, the Company submitted its detailed response to the notice, stati8ng that it has not violated the provisions of the license and the imposition of a monetary sanction was unjustified.

50	A maximum discount rate of 25% when the Group's market share in between 75% and 85%, and 40% when the market share is between 60 and 75%.

51	A copy of the Domestic Carrier license appears on the Ministry of Communications website at www.moc.gov.il.

C.	Marketing joint service bundles

On amendment of the Domestic Carrier license in a way that enables the Company to request to market joint service bundles subject to limitations, and a draft amendment to the licenses of the Group concerning the marketing of joint bundles to the business sector, see Section 1.7.2.

D.	Tariffs

The Company provides a service or package of services for which no tariff is set under Section 15 of the Communications Law, at a reasonable price and offers them to all, without discrimination and at a uniform tariff. See also Section 2.16.1.

E.	Operations of Company networks and service standards

The Company is required to maintain and operate the network and provide its services at all times, including at times of emergency, in an orderly and proper manner commensurate with the technical requirements and the nature of the service, and to work towards improving its services. The license includes an appendix, “Service Standards for the Subscriber”, which is to be amended after the Company provides the Ministry with data. The Company submitted to the Ministry its proposal for amendment of the appendix, adapting it to the current state of affairs and the licenses of other operators, but the amendment has not yet been made.

F.	Interconnect and use

Provisions are stated for the duty of interconnect to another public switching network and the option of use by another license-holder; a duty to provide infrastructure services to another license-holder on reasonable and equal terms is also provided, as well as refraining from preferring a license-holder that is a company with an interest.

G.	Security arrangements

Provisions have been made for operation of the Company's network in times of emergency. The Company is required to set up and operate its network in a way that prevents its collapse in an emergency and enables a reduction of activity in certain sectors.

The Company is required to provide telecommunications services and set up and maintain the terminal equipment infrastructure for the security forces in Israel and abroad, as provided in its agreements with the security forces. Furthermore, the Company provides special services to the security forces. The Company will take action to ensure that each purchase and installation of hardware in its telecommunications installations, except for terminal equipment, will be made in full compliance with instructions given to the Company according to Section 13 of the Communications Law, the amendment of which was split off from the Arrangements Bill, the main point of which was the imposition of financing certain operations according to the requirements of the security forces on the license holder. The Company submitted is position, which opposes the proposed amendment, to the Knesset Foreign Affairs and Security Committee.

The Company is required to appoint a security officer and to comply fully with the security instructions contained in the appendix to the license.

H.	Supervision and reporting

Extensive reporting duties are imposed on the Company, such as filing the reports specified in the license and information and reports on-demand on various matters. In addition, the Director General at the Ministry of Communications is granted the authority to enter facilities and offices used by the Company and to seize documents.

I.	Miscellaneous

1.
The Domestic Carrier license  includes limitations on the acquisition, maintaining and transfer of means of control pursuant to the Communications Order (see Section 2.16.3), as well as on cross-ownership, which are mainly a ban on cross-holding by entities in which those with an interest in a another material Domestic Carrier52 as noted in the license, and limitations on a cross-holding by entities with Domestic Carrier licenses or general licenses in the same segment of operation.

52	A Domestic Carrier with a market share of 25% or more.

2.
The Company is required to prepare the text of the agreement it plans to offer to subscribers, and to submit it toe the Director General upon his demand. The Director General has the authority to instruct that changes be made. The Company is in an ongoing process of preparing such an agreement.

3.
The Company is required to submit to the Director General a bank guarantee for securing fulfillment of the terms of the license and for indemnifying the State for any loss it incurs due to their violation, in a sum equal to USD 10 million. The Company provided such a guarantee. The Minister may render the guarantee or part of it forfeit on terms set out in the license.

4.	The Director General at the Ministry of Communications is competent to impose a monetary sanction for violation of any of the terms o the license.

5.
During a calendar year, the Company may invest up to 25% of its annual income in activities not intended for providing its services (the incomes of the subsidiaries are not considered Company income for this purpose). The Minister of Communications is competent to permit deviation from that percentage.

On the Haik Commission's request for positions on its recommendations published March 3, 2011, see Section 1.7.3.

2.16.3	The Communications Order

The Company was declared a provider of telecommunications services under the Communications Order. By virtue of that declaration, the Company is required to provide certain types of services and may not interrupt them or narrow them. Among these services are basic telephone service, infrastructure service, transmission service and data communication service including interconnect, and other services listed in the schedule to the Order.

The main provisions of the Communications Order are these:

a.
Limitations on the transfer and acquisition of means of control in a company, which includes a ban on holding 5% or more of means of control of a certain kind without the prior written approval of the Prime Minister and the Minister of Communications ("the Ministers").

b.
Transfer or acquisition of control in a company requires the approval of the Ministers ("Control Permit"). The Control Permit will lay down the minimum holding percentage in each of the means of control in the company by the holder of the Control Permit,53 where a transfer of shares or an issuance of shares by a company, as a result of which the percentage of the holding of the Control Permit holder will fall below the minimum percentage, is prohibited without the prior approval of the Ministers, subject to permitted exceptions (among them – an issuance to the public under a prospectus, or sale or private placement to institutional investors).

c.
Holdings not approved as aforesaid will be considered "exceptional holdings", and the Order states that exercise of a right by virtue of exceptional holdings will not be valid. The Order also contains provisions authorizing the Ministers and the company to apply to the courts with an application for the enforced sale of exceptional holdings.

d.	A duty to report to the Ministers upon demand is imposed on the Company, on any information on matters relating to provision of an essential service.

e.
75% of the members of the Board of Directors in the Company must be Israeli citizens and residents who have security clearance and security compatibility as determined by the General Security Service. The Chairman of the Board, the external directors, the CEO, the Deputy CEO and other office-holders in the Company as listed in the Order, must be Israeli citizens and residents and have security clearance appropriate to their functions.

53
As noted in Section 1.3.1, at the date of publication of this Periodic Report the minimum rate of holding in the Control Permit of B Communications Group is 30%. For the matter of a tome-restricted approval for falling below the Minimum Percentage to 29% due to exercise of options, see Footnote 11.

f.
"Israeliness" requirements are laid down for the controlling shareholder in the Company: for an individual – he is an Israeli Entity (as defined in the Order); for a corporation – it is incorporated in Israel, the center of its business is in Israel, and an Israeli Entity holds at least 19% of the means of control in it.

g.
The approval of the Ministers is required for granting rights in certain assets of the Company (switches, cable network, transmission network and data bases and banks). In addition, grant of rights in means of control in subsidiaries of the Company, including allotment of more than 25% of the shares in the subsidiary, requires the approval of the Ministers.

h.	Provisions are laid down for the matter of protection of computerized systems and the purchasing of hardware and software.

i.
Certain actions of the Company require the approval of the Minister of Communications, among them voluntary liquidation, a settlement or arrangement between the Company and its creditors,  a change or reorganization of the structure of the Company, a merger and split of the Company.

2.16.4	Royalties

For details about the duty to pay royalties applicable to license-holders pursuant to the Communications Law and about the rise in the percentage of royalties applicable to the Company, see Section1.7.3B.

The Company's royalties expense in respect of 2010 is approximately NIS 32.2 million, compared with NIS 49.3 million in 2009 (these amounts do not include adjustments in respect of prior years). The royalties rate for 2010 was 1% of taxable income (as defined in the regulations), compared with 1.5% in 2009.

It is noted that the Company opposes the raising og the royalties rate, which reflects, in the Company's opinion, a violation of a government promise, an unjustified change in policy, and gross discrimination against a general Domestic Carrier.

2.16.5	Authority with respect to real estate

Pursuant to the provisions of Section 4(F) of the Communications Law, the Minister of Communications granted the Company certain powers in connection with real estate, as set out in Chapter Six of the Law.

The law distinguishes between  land owned by the State, the Development Authority, the Jewish National Fund, a local authority or a corporation lawfully established and owned by one of them, and a road ("Public Land"), and other land ("Private Land"). With regard to Public Land, the Company and any person authorized by it, can enter and perform work there, provided that approval for deployment of the network has been granted by the local Planning and Construction Committee in the manner prescribed in the law. In most cases, the occupier must be given 21 days' notice and the latter may appeal to the Court.

Under the provisions of the Telecommunications (Installation, operation and maintenance) Regulations, 1985, if the Company is of the opinion that providing a telecommunications service to an applicant requires the installation of a telecommunications device for transmission or switching on the applicant's premises (or in shared premises or common property), the Company is permitted to request that the applicant, as a prerequisite for providing the requested service, allocate a suitable place on the premises for installation of the device, for the sole use of the Company, and it may use the device to provide service to other applicants also.

Deployment of a network on Private Land requires the consent of the landowner, the lessee in perpetuity or the protected tenant, as the case may be. In a condominium, the consent of a majority of the apartment owners is required. Nevertheless, the law contains provisions concerning deployment of a network in a condominium at the request of an apartment-owner, even in the absence of the consent of the majority of the apartment-owners, and grants authority to the "house committee" and the Supervisor of Condominiums.

In September 2010 the Planning and Construction (Application for a permit and its terms and fees) Regulations, 2010, came into force, which impose on the applicant for a permit to erect a residential building, a duty to install infrastructures for telephone, radio, television and Internet services so that the customer can choose whichever provider it prefers. In commercial buildings, if preparations for communications are installed, an underground infrastructure must be laid. At the same time, the Company's license was amended (as were the licenses of HOT Telecom and DBS) so that if the Company uses the internal wiring for providing its services, it is obliged to provide maintenance services for that wiring in apartments where it was requested by the permit applicant, without this granting it any proprietary rights in the internal wiring.

2.16.6	Immunities and exceptions to liability

The Minister of Communications granted the Company certain immunities from liability for from damages listed in Chapter Nine of the Communications Law, in accordance with his authority to grant immunity to a general license-holder.

In addition, Section 13 of the law contains exceptions to criminal and civil liability for an act done in fulfillment of a directive to provide services to the security forces in that section.

2.16.7	Regulations and rules under the Communications Law

At the date of publication of this Periodic Report, regulations in three additional and important areas apply to the Company: (1) interruption, delay or limitation of telecommunications actions and services; (2) installation, operation and maintenance; (3) ways of overseeing the actions of the license-holder. In addition to these, the Company, with the approval of the Minister, has set rues for the matter of its services to subscribers.

2.16.8	Antitrust laws

A.	On July 30, 1995, On June 27, 1995, the Antitrust Commissioner (in this section – "the Commissioner") declared the Company a monopoly in the following areas:

1.	Basic telephone services, provision of communications infrastructure services, and transfer and transmission of broadcasting services to the public.54

2.	Provision of high-speed access services through the access network to the subscriber.55

3.	Provision of high-speed access services for ISPs through a central public telecommunications network.

The Commissioner's declaration of the Company as a monopoly constitutes prima facie evidence of its content in any legal proceeding, including criminal proceedings. Accordingly, a plaintiff – a person or consumer organization – seeking to sue the Company, whether in a personal civil action or in a class action, is excused from proving the fact that the Company is a monopoly, to the extent this proof is relevant its claim, in reliance on the Commissioner's declaration, and the Company will bear the burden of proof of refuting the Commissioner's declaration in this regard.

B.
The Company has adopted an internal compliance procedure containing internal rules. guidelines and an internal reporting and control array, the purpose of which is to ensure that the activities of the Company and its employees are carried out in accordance with the provisions of the Antitrust Law.

C.
In its decision on August 20, 209, the Supreme Court allowed the appeal of the Antitrust Commissioner against the decision of the Antitrust Tribunal in February that year, which allowed the merger of the Company with DBS, and decided not to allow the merger, See Section 1.1.2.

D.	On March 31, 2010, a merger of B Communications and the Company was approved, following the acquisition of core control in the Company by B Communications as described in Section 1.3.1.

54	Declaration on July 30, 1995.

55	On November 10, 2004, the Commissioner split the declaration of December 11, 2000 on Internet access infrastructure into two separate declarations (Declarations 2 and 3).

E.
As part of the approval of the merger of the Company and Pelephone on August 26, 2004, restrictive terms were imposed, mainly prohibiting discrimination in favor of Pelephone in the supply of a product in which the Company is a monopoly, prohibiting the bundling of the supply of certain products by either of the companies when purchasing products or services from the other, and limitations on certain joint activities. On October 10, 2010, these terms were amended, removing some of those relating to joint marketing.

F.
On September 12, 2010, the merger of Walla and the Company was approved following the Company's acquisition of Walla shares (see Section 1.1.2), on terms that restrict discrimination in favor of Walla vis-à-vis its competitors.

G.
During the Antitrust Authority's 2010 examination of the Company's conduct in the matter of providing its transmission services for use by competing Domestic Carrier licensees (see Section 2.6.3), the Company submitted to the Authority a detailed position paper showing that the Company is not required to provide the transmission services to competitors and data as requested by the Authority.

2.16.9	The Telegraph Ordinance

The Telegraph Ordinance regulates the use of the electromagnetic spectrum, and applies, inter alia, to the Company’s use of radio frequencies as part of its infrastructure. The set-up and operation of a system that uses radio frequencies is subject, under the Telegraph Ordinance, to grant of a license, and the use of radio frequencies is subject to the designation and allocation of a suitable frequency. The Telegraph Ordinance imposes license fees and fees for the designation and allocation of frequencies.

The Government deals with the shortage of radio frequencies for public use in Israel (among other reasons, due to the allocation of a large number of frequencies for security purposes), by limiting the number of licenses granted for the use of frequencies on the one hand, and increasing the fees payable for allocation of frequencies, on the other. The Company and the Ministry of Communications have a number of differences of opinion concerning fees which the Company contends it is not required to pay and therefore has not paid them. Following a clarification with the Ministry regarding these disputes, most have been settled. The main sum remaining in dispute relates to fees in the Administered Territories, and at December 31, 2010 amounted to approximately NIS 72 million.

On September 1, 2010, the State authorities filed a claim in this matter in the Jerusalem District Court. See Section 2.18.9.

2.16.10	Consumer legislation

Frequent changes in consumer legislation regularly affect the activities of the Company.

In its activities, the Company is subject to the Consumer Protection Law. In March 2010, an amendment to this law came into force, enabling a consumer to cancel a remote sale transaction even after the start of providing the service. The amendment broadens the rights of cancellation in case of deception. In December 2010, regulations came into force which allow cancellation of a transaction and a refund also in cases which are not remote sale transactions. These amendments are added to others made to the Consumer Protection Law in the past two years, inter alia in the matter of options for disconnecting from ongoing services and the need for specific consent to continue transactions after the end of the defined period.

2.16.11	Setting up communications facilities

A.	General

The National Outline Plan for communications, NOP 36 (within the Green Line) and NOP 56 (in the Administered Territories), were designed to regulate the deployment and manner of set-up of communications facilities in a way that would ensure coverage for transmitting and receiving radio, television and wireless communications, while avoiding radiation hazards and minimizing the damage to the environment and the landscape, and also to simplify and increase the efficiency of the processes involved in setting up the facilities.

The classification of the facilities according to their technical variables and physical dimensions, which affect the determination of safety ranges for protection against the effects of radiation and the extent to which they protrude on the landscape, determine which facilities will be included in Part A of the Plan and which in Part B of the Plan.

The Company has erected and is erecting broadcasting facilities wireless communication facilities, mainly for providing services to area which are not connected to the fixed-line communications infrastructure (remote areas or new towns), and for providing the broadcasting services for the Company's customers.

B.	NOP 36A

1.	Part A of NOP 36 deals with guidelines for erecting small and miniature broadcasting installations.

2.
The Company has obtained building permits for most of the small broadcasting installations in accordance with NOP 36A. From time to time, a need arises to add broadcasting installations which require that building permits be obtained in accordance with NOP 36A.

3.
Given the exemption granted it under the provisions of the Planning and Construction Law and of the Communications Law, the Company believes that it is not obliged to obtain building permits for miniature broadcasting installations, which are “wireless access facilities” under those laws.

There are a number of initiatives to cancel this exemption, and its cancellation could have materially adverse implications, including difficulty in providing universal service as required by the provisions of the Company's license, and which the Company is unable to assess at this stage.

For possible implications of cancellation of the exemption for Pelephone – see Section 3.18.4.

4.
In January 2008, the Planning Administration issued a draft amendment to NOP 36A (NOP 36/A/1), with the aim of changing the guidelines for the licensing of small and miniature broadcasting installations. The draft cancels the definition of a miniature broadcasting installation and changes the definition of a small broadcasting installation. In addition, different licensing tracks are defined (fast and standard), depending on the location and the public safety range of each installation. In these tracks, indemnification arrangements (of differing amounts) are set for claims for compensation under Section 197 of the Planning and Construction Law.

The change of definition of small broadcasting installations and large broadcasting installations, presents practical difficulties which could impede the Company's ability to provide the public with some of the services it is required by law to provide.

NOP 36/A/1 has not yet been approved by the government, and there is no certainty as to the final text that will be approved. If changes are made in the final text compared with the present draft, they could materially affect the Company.

C.	NOP 36B

Part B of NOP 36 contains guidelines for setting up large broadcasting facilities. In the January 2008 draft plan (which was presented to the government for approval in August 2010), the definition of a large broadcasting facility was changed so that the licensing of broadcasting facilities which prior to the proposed amendment were classified as large, would be according to NOP 36/A/1 (if and when approved), which does not include transition provisions for an abridged licensing proceeding. The change in definition for small and large broadcasting facilities presents practical difficulties which could impede the Company's ability to provide the public with the services it is required by law to provide.

The January 2008 draft contains a transition provision which is expected to allow grant of a license for existing broadcasting installations even if they do not meet the requirements of NOP 36B, subject to certain terms and restrictions, provided that they are in compliance with the safety restrictions described in the Plan. The January 2008 draft also proposes to include a provision requiring the license applicant (including for existing sites) to provide the local committee with a deed of indemnity for compensation under Section 197 of the Planning and Construction Law, if a court rules against the committee.

NOP 36B has not yet been approved by the government., and there is no certainty as to the final text that will be approved. If changes are made in the final text compared with the present draft, they could materially affect the Company.

D.	On radiation permits for communications and broadcasting facilities, see Section 2.15.

E.	NOP 56 – Communications facilities in the Administered Territories

NOP 56 came into force in June 2008, and regulates the manner of erection and licensing of communications facilities in the Administered Territories. The Plan contains transition provisions for facilities erected with a permit for small installations.

The Plan also includes a requirement for production of a communications license and receipt of the consent of the Commissioner of Government Property at the Civil Administration.

The Company has started the licensing process for installations and has deposited 42 files for existing installations that meet the terms of the transition period, and is attending to the licensing of another 41 installations in the Administered Territories.

2.17	Substantial agreements

Below is a brief description of substantial agreement outside the normal course of the Company's business, which were signed in the reporting period and/or which are in force.

2.17.1	Agreements concerning debentures

A.	Deed of trust for Debentures (Series 4), dated May 24, 2004

A deed of trust signed with the Mizrachi Bank Trust Company Ltd. for a series of 1,200,000,000 debentures of NIS 1 par value each, repayable in four equal annual installments on June 1 of each of the years 2008 to 2011, at 4.8% annual interest, linked (principal and interest) to the CPI for April 2004. Of these, 800,000,000 debentures were issued to the public under the Company's prospectus ("the Prospectus") on May 24, 2004, and 400,000,000 were purchased immediately prior to the Prospectus by Bezeq Zahav Holdings, a wholly owned and controlled subsidiary of the Company, and were listed for trading in accordance with the Prospectus.

B.	Deed of trust for Debentures (Series 5), dated May 24, 2004

A deed of trust signed with the Mizrachi Bank Trust Company Ltd. for a series of 600,000,000 debentures of NIS 1 par value each, repayable in six equal annual installments on June 1 of each of the years 2011 to 2016, at 5.3% annual interest, linked (principal and interest) to the CPI for April 2004. The debentures were issued by the Company, prior to the Prospectus, to institutional investors and to Bezeq Zahav Holdings, and were listed for trading in accordance with the Prospectus.

An addendum to the deed of trust for the debentures in this series relates to the issue of an additional 1,500,000,000 debentures by the Company to Bezeq Zahav Holdings on the same terms and listed for trading on the Stock Exchange (subject to lock-up restrictions).

On March 30, 2005, a further addendum to this deed of trust was signed in respect of the issue of NIS 286,967,000 par value of debentures from the same series.

2.17.2	Real estate

A.	Asset transfer agreement between the Company and the State, January 31, 1984

An agreement between the State and the Company, under which the Company was granted the State's rights in assets which the Ministry of Communications used for providing telecommunication services, and the Company assumes the rights of the State in those assets and for the obligations and liabilities relating to those rights immediately prior to implementation of the agreement. Moreover, under this agreement, the State's rights, powers, obligations and duties, as well as the contracts and transactions that were in force for telecommunications services immediately prior to application of the agreement, were transferred to the Company.

B.	Settlement agreement dated May 15, 2003 between the Company and the State and Israel Lands Administration, in the matter of rights relating to real estate

See Section 2.7.4C.

C.	Agreement between the Company and the Postal Authority, June 30, 2004

An agreement between the Company and the Postal Authority to define and regulate the rights of the Company and the Postal Authority in their joint assets. The agreement listed the joint assets and defined the part of each party in them. It was determined that each of the parties shall have exclusive rights in its parts, except for the matter of rights in common property, building rights or rights for which there is an explicit other determination. The agreement determines, among other things, a mechanism of right of refusal if a party wishes to make a sale transaction and a priority right for a rental transaction. For a number of additional properties, the party with exclusive rights in them, in whole, will be one named party.

2.17.3	Sundry agreements with DBS and its other shareholders56

See Section 5.18.4.

2.17.4	Employment agreements

A.
Comprehensive pension agreement dated September 21, 1989, between the Company, the Histadrut  and the joint representation of workers committees, and Makefet Fund – Center for Pension and Compensation Cooperative Association Ltd.

The agreement provides a full and autonomous arrangement in everything relating to the pension insurance of Company employees. The agreement applies to all transferred employees (who were transferred from the Ministry of Communications to the Company), to all of the members of the cumulative pension fund who are employed by the Company on the date of execution of the pension agreement, and to all of the permanent and temporary employees of the Company, with the exception of special employee groups (students, employees under personal contracts or employees working according to another, alternative arrangement).

B.
Special collective agreement for early retirement dated November 23, 1997, as amended and extended on September 4, 2000, March 18, 2004, April 17, 2005 and June 28, 2005, between the Company, the Histadrut and the Union

A collective agreement for early retirement of employees in a pension track and an increased compensation track, under which Company employees retired in the past and which was renewed in December 2006. Sub-section F below is based, inter alia, on this agreement. For information on this matter and on the matter of early retirement, see Note 17 to the 2010 Financials,

C.	Agreement to affirm rights dated September 4, 2000 between the Company, the Histadrut and the Union

A special collective agreement relating, inter alia, to affirmation of the rights of the transferred employees (who were transferred from the Ministry of Communications to the Company). This agreement affirms the rights of the transferred employees to any pension right to which they were entitled by virtue of their being former civil servants, under the Company’s pension agreement, adopted by the Company as part of its pension agreement. Under this agreement, these rights become "personal rights" which cannot be cancelled except by a waiver of personal rights under law (in other words, by personal waiver by the employee himself or herself).

D.	Generation 2000 agreement dated January 11, 2001 between the Company, the Histadrut and the Union

Following an amendment in July 2000 to the Hiring of Workers by Human Resource Contractors (Amendment) Law, 2000, a special collective bargaining agreement was signed on January 11, 2001 for hiring new employees and stipulating the terms of their salaries. The agreement applies to new employees and to employees who were previously employed at the Company through human resource companies, in positions listed in the appendix to the agreement (customer service representatives at call centers, administrative workers, typists, warehouse employees, secretaries, mail sorters and distributors etc., and similar administrative workers such as porters, drivers, forklift operators and others). Under the special collective agreement of December 2006, it was agreed that the Generation 2000 agreement would not apply to such employees who were hired by the Company after July 1, 2006. It was also agreed to insert minor amendments into the terms of employment of workers hired under the Generation 2000 agreement.

56	For the purchase of shareholders' shares in DBS by Eurocom DBS, see Section 1.1.2.

E.	Agreement dated April 17, 2005 with the entity that replaced Makefet Fund in everything relating to early retirement arrangements of Company employees

On April 17, 2005 a special collective agreement was signed between the Company, the Union and the Histadrut, concerning an arrangement with a replacement for the Makefet Fund for all matters relating to early retirement arrangements for Company employees.

Subsequently, on June 28, 2005, an agreement was signed between Harel Insurance Company Ltd. ("Harel") and the Company ("the June 2005 Agreement"), regulating pension payments in respect of early retirement and provisions for old-age and survivor pensions, stemming from legislative amendments which were part of the Israeli Economy Recovery Program Law, for employees who retired from the Company from the end of 2003 / beginning of 2004 and/or who will retire from the Company in accordance with the September 2000 special collective agreement for retirement as amended on March 18, 2004 and April 17, 2005. Following execution of the agreement with Harel, the special collective agreement referred to above between the Company, the Union and the Histadrut, was amended on the same date (June 28, 2005).

On February 14, 2008, Harel and the Company signed an amendment to the June 2005 Agreement, the main points of which were: (1) the June 2005 Agreement would also apply to Company employees who resign from their employment at the Company before December 31, 2013 in the early pension track, in accordance with an option granted to the Company in the special collective agreement of December 5, 2006, if and to the extent that the Company chooses to exercise that option; (2) reduction of the consideration paid by the Company to Harel for every retiree insured under the June 2005 Agreement for whom a policy has not been issued by Harel on the date of execution of the amendment to the June 2005 Agreement.

On this matter, see Note 17 to the 2010 Financials.

F.	Special collective agreement from December 2006 and its amendment in December 2010

See Section 2.9.6.

2.17.5	Management agreement

Following the sale of core control in the Company (see Section 1.3.1), on April 14, 2010 the Company's management agreement with a company owned and controlled by the shareholders of Ap.Sb.Ar. Holdings Ltd. came to an end.

On June 10, 2010, the general meeting of the shareholders of the Company approved (after approval by the Audit Committee and the Board of Directors), a new agreement with Eurocom Communications Ltd., under which the Company is granted regular management and advisory services in consideration of USD 1.2 million per year. The term of the agreement is three years commencing June 1, 2010. For more details about this agreement, see the transaction report and notice of convening a special general meeting of the Company, dated June 1, 2010, which is cited by way of reference.

2.18	Legal proceedings

General – The Company's reporting policy is based on considerations of quality and of amount. In October 2010 the Company decided to raise the bar of amount materiality in the Group for its reporting, commencing October 1, 2010, so that the bar would be events affecting net profit by 5% or more  of the Company's ongoing operations according to the latest annual consolidated financial statements. Accordingly, this section describes legal proceedings involving NIS 130 million or more,57 which account for approximately 5% of net profit according to the 2010 Financials, and legal proceedings in which the amount claimed is not stated in the statement of claim, except in the case of a claim which on its face does not reach the above amount bar (and all unless the Company believes the claim has other aspects and/or implications beyond its monetary amount).58

57
For reviewing claim amounts vis-à-vis this bar, the amounts were linked to the CPI. The amounted noted in this section are the original amounts (without linkage differentials). On the matter of the bar, where similar proceedings take place against a number of companies in the Group, the amount of the claim might be reviewed cumulatively in respect of all the proceedings together.

58
Legal proceedings of the Company described in the Company's 2009 Periodic report (by the section number in which the proceeding was described there), which do not meet the aforementioned bar and therefore are not described in this report and for which no updates are provided: 2.18.3, 2.18.5, 2.18.6, 1.18.8, 2.18.12, and 2.18.15.

Proceedings which are pending at the date of publication of this report

2.18.1
A number of claims are pending against the Company which concern recognition of various wage components as pension components and recognition of various components which are part of the determining wage for severance pay:

A.
In September 2000, a claim was filed in the Jerusalem District Labor Court against the Company by 2,423 retired employees of the Company who were transferred from the Ministry of Communications to the Company when it commenced operations. The plaintiffs were seeking declaratory relief determining that the payments they received for grossing up of tax, clothing allowance and incentive pay are considered part of the regular salary and therefore should be considered as part of their determining wage for the purpose of calculating their pension and the payments made to them upon retirement, and should be included in the calculation of hourly pay value and the calculation of the percentage increments. The plaintiffs are also seeking declaratory relief which will determine that their last, determining, salary for pension should be calculated according to the last salary paid (and not according to the average staff grade). The claim was subsequently amended so that all the reliefs relating to the pension rights of the plaintiffs were deleted from the statement of claim. In addition, the plaintiffs narrowed their claim to the incentive pay component and withdrew their claim for grossing up of tax and for the clothing allowance.

In January 2007, another claim was filed in the same court by 85 retirees who transferred to the Company from the Ministry of Communications, seeking declaratory relief determining that payment of the grossing up of tax, clothing allowance and incentive pay should be included in the determining salary in the matter of rights by virtue of the Hours of Work and Rest Law and the Annual Vacation Law. This claim was consolidated with the above claim.

On December 16, 2008, the court denied the claim and ruled that the premium paid to the plaintiffs is a true increment and dependent on a condition, and that the premium component should not be included also at the hour value for calculating overtime pay and redemption of annual holiday pay that is paid after the end of employer-employee relations. An appeal against the decision was filed on March 3, 2009.

B.
In February 2002, a notice of a party to a collective dispute ("the Party Notice") was filed in the Jerusalem District Labor Court by the Histadrut in the name of all Company employees. The applicant alleged that payments for grossing up of tax, the administrative on-call duty component and clothing allowances which were and are paid to Company employees, are regular pay which form part of the determining salary of each employee, including for the matter of calculation of payments in respect of retirement, redemption of holiday pay, bonuses, acclimatization payments, percentage increments and hourly pay value, and that various payments and provisions should be made for them, including for pension purposes. The Attorney General joined the claim. In April 2006, the court gave its decision, denying all parts of the Party Notice. An appeal was filed against the decision, in which it was alleged that the decision is procedurally void, and the hearing was returned, with the consent of the parties and the Attorney General who had joined the claim, to the District Labor Court. Subsequently, the Party Notice was struck out in view of the fact that the plaintiffs' position on the need to file a new party notice was not filed in time. It was agreed that a new party notice would be filed, and that the question of the limitation date would be decided when the party notice was being heard. On February 10, 2010 a party notice was filed, which relates only to the on-call fee component. Under the party notice the Court is requested to determine that the on-call fee component be included in the hour value for calculating overtime pay and for calculating redemption of annual vacation pay.

C.
A number of additional individual claims are pending against the Company, filed by employees and former employees, concerning recognition of various wage components, and mainly their recognition as pension components, and recognition of various components in the determining salary for severance pay and for overtime.

2.18.2
In January 2004, a claim was filed in the Tel Aviv District Labor Court against the Company and against the Makefet Fund, by 320 employees who retired under a retirement agreement signed in November 1997. The plaintiffs allege that they chose the Pension Track B after having been promised an increment pursuant to the "Yellow Note" agreement, and that this promise was not kept. On December 11, 2008, the decision denied the claim. An appeal filed by the plaintiffs was denied on January 1, 2010. Following denial of the claim and the appeal, on June 6, 2010 a petition filed by the plaintiffs in the High Court of Justice to set aside the decision of the National labor Court, was denied in llmine.

In March 2008 a similar claim was filed in the Tel Aviv District Labor Court by another 17 Company retirees.

2.18.3
Four claims filed in 2003 and 2005 by various plaintiffs are pending against the Company, Israel Broadcasting Corporation and the State of Israel, for compensation in respect of bodily injury and property damage caused, according to the plaintiffs, by prohibited radiation from the Hillel broadcasting station. Three of the claims are for bodily injury and are being heard in the Central District Court (the amount of the first claim is "more than NIS 15 million", the second does not provide an amount, and the third – NIS 46 million). The plaintiffs in these three claims filed an application to consolidate the hearings. The Court instructed that the proceedings be halted, and reopened if necessary only after the plaintiffs comply with the Court's decision in the matter of filing documents and affidavits. The fourth claim is being heard in the Tel Aviv District Court  and is for alleged property damage and money. The amount of the original claim was approximately NIS 141 million, but due to non-payment of the court fee by some of the plaintiffs and denial of their application for exemption from the fee, some of the plaintiffs were struck from the claim so that its current amount is approximately NIS 23 million.

It is noted that on December 31, 2003, the Company ceased all broadcasts from the Hillel station, as demanded by the State and the Broadcasting Authority. And since that date the site has not been used as a broadcasting station.

2.18.4
In November 2006 a claim was filed in the Tel Aviv District Court against the Company, together with an application for its certification as a class action, in the amount of approximately NIS 189 million, alleging unlawful collection of money in cases of disconnection due to non-payment. In addition, following the opposition of the Company to broadening the claim, the plaintiff filed an additional claim in the Central District Court in February 2011, with an application for its certification as a class action, for approximately NIS 44 million, in the matter of rebate of payment for "associated services" in respect of the period in which the line was disconnected.

2.18.5
In November 2006, a claim and application for certification as a class action were filed in the Tel Aviv District Court against the Company, Pelephone, HOT, Cellcom and Partner, in the amount of NIS 158 million. The plaintiffs allege that when completing a call made from a cellular line to a fixed line, if the call is disconnected by the fixed line call recipient (and not by the cellular line call initiator), the Company and HOT delay sending the disconnection signal for about 60 seconds, and as a result, they incur a loss which is reflected in airtime costs and interconnect fees. In a procedural arrangement reached between the parties, it was decided that the claim would be heard against the Company and HOT, while the claim against Pelephone, Partner and Cellcom would be heard as part of a similar claim filed against them in August 2006 for NIS 100 million. On October 28, 2010 the Court denied the application, On December 16, 2010 the plaintiffs filed an appeal against the decision in the Supreme Court. See also Section 3.21.1B

2.18.6
In October 2008, one of the shareholders of DBS filed a claim for arbitration against the Company and another DBS shareholder, alleging losses she ostensibly incurred as a result of the conduct of the Company and the other DBS shareholder in everything relating to the management of DBS and the use of DBS for promoting objectives alien to the shareholders agreement. The plaintiff is petitioning for cancellation of the agreement, restitution and compensation. The amount of the claim is NIS 160 million.

On June 30, 2010, following the parties' application for a stay of the arbitration proceedings in view of the agreement signed by the plaintiff to sell her shares in DBS, the arbitrator decided on a stay of proceedings until receipt of further notice from the parties. According to the plaintiff's notice, upon fulfillment of the preconditions in the agreement and it coming into force, she had not wish to resume the proceedings.

2.18.7
In July 2010, a claim and application for its certification as a class action were filed in the Central District Court against the Company, alleging that the Company offers its customers to subscribe to call tracks for a fixed monthly payment from which customers for whom the track is not worthwhile incur a loss, and that the Company deceives them. The plaintiff is claiming restitution of the difference between the amount paid by the customers in the monthly track and the amount that they should have paid in the regular track, which he estimates at "tens of millions of shekels". The plaintiff is also claiming compensation of NIS 1,500 per customer for alleged invasion of privacy.

2.18.8
In July 2010 the Company received a claim and application for its certification as a class action which were filed against it in the Tel Aviv District Court. According to the plaintiff, as a result of a malfunction in the telephone lines (which was not repaired by the Company for 34 hours), Company subscribers were unable to call HOT Telecom's telephony  subscribers. The plaintiff alleges that this the Company caused its subscribers various wrongs for which he is suing for compensation of NIS 100 per subscriber. The total amount of the claim is estimated by the ;plaintiff at NIS 250 million. The plaintiff is seeking certification of his claim as a class action in the name of the Company's subscribers. It is noted that to the best of the Company's knowledge, in 2006 an application was filed for certification of a class action on the same matter in the name of the subscribers of HOT Telecom, and that claim ended in 2009 in a settlement arrangement.

2.18.9
In September 2010 a claim was filed against the Company in the Jerusalem District Court by the Ministry of Communications, the IDF Commander in the Administered Territories and the Civil Administration in the Administered Territories, in the matter of payment of fees of approximately NIS 74 million for erecting and operating microwave trunks in the Administered Territories. See also Section 2.16.9.

2.18.10
In October 2010 a claim was filed against the Company in the Tel Aviv District Court together with an application for its certification as a class action, in which it is alleged that the Company disobeys the Consumer Protection Law in that it fails to provide its customers with a written document containing the details required under that law when agreeing on a change or addition to an ongoing transaction. The plaintiff is petitioning for a mandamus and declaratory relief requiring the Company to comply with those provisions the law and for financial reliefs (monetary or not), from October 10, 2008 tp the date of filing the claim, in the amount of NIS 98 million. It is noted that in October 2010, similar claims were filed (by plaintiffs represented by the same counsel) against Pelephone, Bezeq International and DBS. On this matter, see Sections 3.2.1N, 4.20.6 and 5.20.1A.

2.18.11
In January 2011, the following four claims together with applications for their certification as class actions were filed against the Company, concerning a malfunction in the Company's network on January 25, 2011: (1) a claim estimated at NIS 104 million in the Nazareth District Court; (2) a claim estimated at NIS 135 million in the Central District Court; (3) a claim estimated at NIS 84 million in the Haifa District Court, and (4) a claim estimated at NIS 217 million in the Tel Aviv District Court.

According to the plaintiffs in these claims, Company customers were disconnected from the Company's services and were unable to make proper use of their telephone lines, as a result of which they allegedly suffered various losses.

2.18.12
In 2003 the Company filed a claim in the Tel Aviv District labor Court against the Makefet Fund for compensation in respect of breach of agreement between the Company and Makefet  in the matter of calculation of the cost of early retirement of employees who were transferred to the Company from the Ministry of Communications. The amount claimed by the Company was NIS 280 million. ON this matter, see also Note 17 to the 2010 Financials.

2.18.13	On the matter of an application for approval of a distribution that does not pass the profit test, which was fled in the Tel Aviv District Court on January 26, 2011, see Section 1.4.3

Legal proceedings which ended in the reporting period or by the date of publication of the report

2.18.14
In April 2008, a shareholder in the Company filed an application pursuant to Section 198 of the Companies Law (after his request to the Board of Directors of the Company was turned down), for approval to file a derivative claim against the Company ad a statement of claim against members of the Board of Directors of the Company who, according to the shareholder, approved a transfer of funds from the Company to DBS in contravention of decisions of Ministers of Communications, thereby causing the Company a loss of NIS 10 million (the sum that the Ministry of Communications rendered forfeit out of the Company's guarantee). On October 15, 2009, the Court's decision denied the application, and on November 26, 2009 an appeal against that decision was filed in the Supreme Court. On January 13, 2011, on the recommendation of the Court, the appellant withdrew the appeal.

2.18.15
In November 2009, a claim was filed against the Company in the Central District Court together with an application for its certification as a class action, in the amount of NIS 162 million, alleging that the collection of money for call completion service when calling 144 information service without advising that the service involves payment, is unlawful.

On May 27, 2010 the plaintiff gave notice of withdrawal of the application for certification the notice was allowed by the Court, which denied the claim and struck the application.

2.18.16
In May 2007 a claim was filed in the Tel Aviv District Court together with an application for its certification as a class action, by a plaintiff who alleged that he had purchased Company shares in 2006. The claim was filed against the Company, two former CEOs, directors who were or are serving in the Company at the times relevant to the claim, and against Ap.Sb.Ar Holdings Ltd., which at the time held approximately 30% of the Company's shares.  The claim concerns an allegation that the financials statements of the Company for 200 and 2005 included false and misleading material information, including  about the annual profit, the fixed assets and the equity, in view of the retroactive reduction of NIS 320 million of fixed assets which were not being used by the subsidiary Pelephone. The total amount of the claim for the Group is NIS 56.5 million. An expert opinion was filed on behalf of the Court, which supports the position of the Company. On February 28, 2011 a decision was given in which the application and the claim were struck out following the plaintiff's (agreed) application to withdraw.

2.19	Business Objectives and Strategy

2.19.1	Forward-looking information

The following review of Company strategy includes forward-looking information as defined in the Securities Law, and involves assessments about future developments relating to customer behavior and needs, the pace of adoption of new services, technological changes, regulatory policy, marketing strategies of competitors, and the effectiveness of the marketing strategy of the Company.

The Company's strategy and the business objectives stemming from it are based on internal research, secondary sources of information, and primarily – the reports of research companies, publications about the activities undertaken by similar communications operators in Israel and around the world, and the work of consultants who assist the Company.

Nevertheless, it is far from certain that the strategy and the main activities described here will actually be implemented  or implemented in the way described. The circumstances that could lead to non-implementation of the strategy or even its failure, lie in frequent technological changes, regulatory constraints, the formation of a sustainable business model for new services that the Company intends to provide, and a superior marketing strategy by competitors. In addition, a change in ownership of the Company could result in a change in its strategy and its business objectives.

2.19.2	The strategy in brief, and intentions for the future

The Company is working to realize a strategy of turning itself from a company that provides infrastructure only, to a company that provides varied products and services  that suit the needs of its customers.

A.	Vision and purpose

The Company's objective is to be a market leader in the domestic and business arena and to provide the customer with a total communications solution. In the private sector the Company provides such solutions for the home; in the business sector the Company provides a smart network on which a range of advanced services operate.

The objective: revenue growth in the Internet, data and new services, and steady improvement in expenses and customer service to compensate for declining revenues from telephony.

To attain this goal, the Company has set itself a number of challenges:

1.	preservation of leader status in an environment of intensifying competition (leader in service and strengthening of perceived values – innovative products, reliability, proximity to the customer);

2.	moderation of the decrease in revenues from core services by encouraging the recruitment of new customers and fidelity motivators among existing customers;

3.	creation of new sources of income by launching new services and products;

4.	adaptation of the organization to the competitive environment and operational excellence.

B.	Means

To implement this strategy and attain these objectives, the Company uses and will continue to use the following means:

1.	Business customers

a.	Diverse bundles of products and services that meets the business needs of the customer;

b.	Total solution according to customer needs, while applying a strategy of commitment to service quality and availability;

c.	Encouragement of customer to migrate from basic services to managed solutions for organizational and inter-organizational connectedness;

2.	Private customers

a.	Wider bandwidth of customers and sale of advanced products and services on the new NGN;

b.	supply of differential debit tracks to suit customer needs;

c.	strengthening the positioning of the Company's telephony services, with emphasis on advanced applications and the penetration of advanced terminal handsets.

3.	Network

In order to  attain its strategic objectives, the Company is working on improving the existing network and adapting it to its business goals, including by the deployment of  optical fibers and by investing in the heart of the network. See also Sections 2.6.5 and 2.7.2, on the NGN.

2.19.3	Development trends in the company's business

A.
The Company is working to increase data transfer speeds in the services it provides for its customers, and its marketing initiatives aim to transfer customers to faster Internet surfing speeds. For its business customers, the Company is also launching transmission and data communication services at high speeds and in a range of interfaces.

B.
The Company is working to integrate itself into Internet protocol (IP) applications. To achieve this, it has established an IP network company to serve as a platform for the services it provides today and those it intends to provide in the future.

C.	The Company has launched fixed-line and wireless home network services for surfing from a number of computers simultaneously.

D.	The Company has launched a rage of debit tracks for telephony services alongside its basic tariff structure, so as to increase the extent of use of its services.

E.	The Company has started marketing bundles that include additional services to those of the Company (see Section 1.7.2).

2.19.4	Main projects – planned and in progress

The Company's main projects today include deployment of the new NGN as approved by the Board of Directors, and expansion of the capacity of the Company's networks so as to provide its business customers with transmission and data communications services at high speeds.

The Company is also developing and assimilating advanced computer systems, among them a Customer Relationship Management system (CRM), a network engineering management  system, and a service  order and delivery management system.

2.20	Expectations for development in the coming year

As noted in Section 2.7.2, the Company foresees that by the end of 2011, the NGN will be deployed in about 80% of the country. Accordingly, investment in the network in 2011 is expected to be similar to 2010, while in 2012 the investment will be considerably smaller.

And as noted in Section 2.7.4E, from time to time the Company reviews investment in real estate that can serve as the Group's headquarters instead of leasing land. At the date of this report, no decision has been made.

The Company's assessments are forward-looking information as defined in the Securities Law, and are based, inter alia, on the Company's work plans, the pace of deployment of the NGN in the past, and on its assessment of the benefit in investment in real estate for use as Group headquarters. This assessment might not be realized, or realized in a materially different way than foreseen, in circumstances of changes in the market situation in Israel and in demand for the Company's services, material changes in the costs of deploying the network or the pace of progress in the project, and changes in the real estate market in Israel.

2.21	Risk factors

The Israeli market in which the Company operates is essentially stable. Nevertheless, there are risk factors stemming from the macroeconomic environment, from the unique characteristics of the industry in which the Company operators, and risk factors that are unique to the Company, as described in the following sub-sections:

2.21.1	Intensifying competition

Competition in domestic fixed-line communications has intensified in the past few years, both from other domestic operators and from cellular and other communications operators (see Section 2.6).

This has led to the churn of some of the Company's customers and could lead to a rise in the costs of acquiring new customers and retaining existing ones, and to Company prices being lowered and its margins falling, and consequently adversely affecting the Company's results.

The entities competing with the Company at present or those that might compete with it in the future, benefit from greater business flexibility than the Company, including the ability to cooperate with subsidiaries and affiliates for marketing joint packages of services (see Section 1.7.2). The ability of HOT to offer such packages ("Triple Play") with tariff flexibility compared with the limitations that prevent the Company from doing the same, harms the Company's ability to compete.

2.21.2	Government control and regulation

The Company is subject to government control and regulation relating, among other things, to the licensing of operations, setting permitted areas of operation, setting tariffs, operation, competition, payment of royalties, providing universal service, holding its shares, relations between the Company and its subsidiaries and a ban on interrupting or limiting its services (which could oblige the Company to provide services even in circumstances which are not economically worthwhile) – for details, see Section 2.16. This control and regulation results at times in government intervention that the Company believes impedes its business activities. Within this framework the Company is exposed to the imposition of various sanctions by the Ministry of Communications, including financial sanctions. For details about steps taken by the Ministry of Communications against the Company for ostensible violation pf its Domestic Carrier license, see Section 2.16.2B.

In addition, the Minister of Communications has the authority to change the Company's license. Significant changes in the regulatory principles applicable to communications as a whole and to the Company in particular, could oblige the Company to make changes in its strategic plans, and harm its ability to plan its business activities for the long term. On possible changes following the Haik Commission, see Section 1.7.3.

2.21.3	Tariff control

The Company’s tariffs for its main services are subject to government control. Some of these tariffs are fixed in regulations, which also set a formula for updating them (see Section 2.16.1). The practical significance of this mechanism is on average real erosion of the Company's controlled tariffs. Significant changes in controlled tariffs could have a materially adverse effect on the Company's business and results. On the Haik Commission and its agenda to review the Company's tariff structure and on the uncertainty about continuing the updating arrangement for the Company's controlled tariffs – see Sections 1.7.3 and 2.16.1. Furthermore, the limitations applicable to the Company in marketing alternative tariff packages could create difficulties for the Company in offering an appropriate competitive response to changes in the market.

2.21.4	Difficulties in labor relations and matters relating to human resources

As part of its preparation for more intense competition in the industry and increasing the efficiency of its operations, the Company must continue to make more plans for organizational changes and for further downsizing. In the past, the implementation of such plans involved, and is expected to continue to involve, coordination with the workers and significant costs, including compensation for early retirement, over and above the costs involved in existing agreements. The processes of implementation of such plans have caused and are still liable to cause unrest in labor relations and to be damaging to the Company regular activities – see Sections 2.9.3 and 2.17.4.

2.21.5	Restrictions on relations between the Company and companies in the Bezeq Group

The Company's general license obliges it to ensure that its relations with its principal investees in the Group do not result in preferring them over their competitors. Separation is required between the managements of the Company and those companies, as is separation between the financial and marketing systems, assets and employees, which causes high administration overheads. In addition, the Company is limited in its ability to offer joint service bundles with those companies (see Section  1.7.2). In view of the entry of communication companies into direct competition with the Company in most of its areas of operation based on the provision of a bundle of services to the customer, whether directly or through cooperative ventures and forming "communications groups", the risk that this factor will affect the Company’s operations has increased. Nonetheless, on the matter of the possibility that in the future the Group will be granted a permit to provide non-divisible bundles of services, see Section 1.7.3A. On possible changes following the Haik Commission, see Section 1.7.3.

2.21.6	Legal proceedings

The Company is a party to legal proceedings, including class actions, which could result in it being ordered to pay significant sums, most of which cannot be estimated., and therefore, no provisions have been made in the Company’s financial statements and in those of companies in the Group for most of them. In addition, the Company's insurance policies are confined to cover limits and to certain causes, and might not cover claims for certain types of damages sustained by its customers.

Class actions against large commercial companies have become more numerous of late, notably with since the Class Actions Law came into force and expanded the causes for which a class action can be filed. Class actions can reach large amounts, as virtually all residents of the country are consumers of the Company’s services, and a claim that relates to a minor loss for a single consumer can become a material claim for the Company if it is certified as a class action applicable to all consumers or a significant portion of them. In addition, since the Company provides communications infrastructures as well as billing services to other licensees, parties suing those licensees in other class actions are also likely to try to involve the Company as a party to such proceedings. For a description of the legal proceedings, see Section 2.18.

2.21.7	Exposure to changes in currency exchange rates, inflation and interest

The Company measures exposure to changes in exchange rates and inflation by the surplus or deficit of assets against liabilities, based on the type of linkage. The Company's exposure to changes in currency exchange rates against the shekel is low. The Company's exposure to inflation rates is high, and therefore the Company takes steps to cover part of the inflation exposure. In addition, the Company has exposure to changes in the interest rates in relation to its borrowings.

2.21.8	Electromagnetic radiation and licensing of broadcasting facilities

The subject of the electromagnetic radiation emitted from broadcast facilities is regulated mainly in the Non-Ionizing Radiation Law (see Sections 2.15 and 2.16). The Company is working to obtain permits to set up and operate its various broadcasting installations; however, the difficulties it faces in this area, including difficulties stemming from the change in policy by relevant entities and amendments to statutes and standards, could impact adversely on the infrastructure of these installations and on the regularity of provision of services using them, and as a result, on the Company's revenues from these services. The Company's third-party liability policy does not currently cover liability for electromagnetic radiation.

2.21.9	Frequent technological changes

Communications is a field characterized by frequent technological changes and a shortening of the economic life of new technologies – see Section 2.1.5. These significance of these trends is a need to invest numerous resources in technology upgrades, especially the Company's infrastructures, a lowering of entry barriers for new competitors, an increase in depreciation rates, and in certain cases, redundancy of technologies and networks owned by the Company, the cost of investment in which is still recorded on its balance sheets.

2.21.10	Dependence on macro-factors and on levels of business activity in the economy

Stability in the financial market and the strength of Israel's and the global business economy have recently been subjected to high volatility. During 2009-2010 however, there have been signs of greater business activity and stabilization. The Company estimates that if the local market slides once again – following external or internal events – into a slow-down and a worsening of business activity, then its business results will be harmed, inter alia, as consequence of poorer revenues and the difficulty in selling its real estate assets.

2.21.11	Failure in the Company's systems

The Company provides services using various infrastructure systems that include, among others, exchanges, transmission, data communication and access systems, cables, computerized systems and others. Some of the Company's systems have backup, but nevertheless, damage to some or all of these systems, whether die to a technical fault or natural disaster (earthquake, catastrophe, fire), could cause extreme difficulties in providing service, including if the Company is unable to repair the systems. On claims filed against the Company in connection with a malfunction in its network on January 25, 2011, see Section 2.18.13.

2.21.12	Transition to the new network (NGN)

The Company is deploying its NGN, which to a large extent will replace its traditional networks. In the natural course of events, the erection of a new network based on advanced technology involves operational and business risks, such as damaging the continuity of the services provided for the Company's customers. The Company works hard to minimize the risks, inter alia by means of a comprehensive backup policy and the use of a number of suppliers in setting up the network.

It is noted that a significant part of the Company's activities (consolidated) are in its subsidiaries / affiliates. The risk factors of these companies and the assessments of their managements as to the risk factors, are described in Sections 3.24, 4.22 and 5.22.

The table below rates the effects of the risk factors described above on the Company's activities, in the estimation of its management. It is noted that these assessment about the extent of the impact of a risk factor reflects its extent assuming it is realized, and does not assess or give a weight to the likelihood of its realization. The order in which the risk factors appear above and below is not necessarily according to the rate of risk.

Table of risk factors

Extent of risk factor's impact on Company activities
	Major impact	Medium impact	Minor impact
Macro-risks
Exposure to changes in exchange, inflation and interest rates			X
Industry risks
Intensifying competition	X
Government control and regulation	X
Tariff control	X
Electromagnetic radiation / Licensing of broadcasting facilities		X
Frequent technological changes		X
Risks unique t the Company
Exposure in legal proceedings		X
Difficult labor relations		X
Limitations on relations between the Company and companies in Bezeq Group	X
Dependence on macro-factors and on levels of business activity in the economy		X
Failure of Company systems		X
Transition to new network (NGN)		X

The information in this Section 2.21 and the Company's assessments of the risk factors on its activities and business, are forward-looking information as defined in the Securities Law, The information and assessments rely on data published by the Ministry of Communications, the Company's assessments as to the market situation and the structure of competition in it, and as to possible developments in that market and in the Israeli economy. Actual results might differ significantly from these assessments if a change occurs in one or more of the factors taken into account in making them.

3.	Pelephone – Mobile radio-telephone (cellular telephony)

3.1	General information about the segment of operation

3.1.1	Pelephone's segment of operation

Pelephone provides cellular communications services and sells and services terminal equipment. Pelephone's services are described more fully in Section 3.2

Pelephone is wholly owned by Bezeq.

Four companies with a general license for providing cellular services currently operate in Israel, and in September 2010 a tender was published for grant of one or two additional general cellular licenses. In addition, a number of licenses have been granted for virtual operators (MVNOs), and at last some of them are expected to launch their services during 2011.

3.1.2	Legislative and regulatory limitations applicable to Pelephone

A.	Communications laws and the cellular license

Pelephone's operation is subject to regulation and control by virtue of the Communications Law and its regulations, the Telegraph Ordinance, and the general license for providing mobile radio-telephone services granted under them ("the Cellular License"). The Cellular License lays down conditions and principles that apply to Pelephone's activities, among them – various limitations concerning the quality and terms of the services it provides, the duty to provide interconnect services to other operators, prohibition of preference of companies with an interest in Pelephone over other license-holders, limitations on the transfer of assets used for implementation of the license, and others. The Minister of Communications of authorized to change the terms of the license, restrict it or make it contingent, and in certain cases even to cancel it, subject to the law (for details, see Section 3.18.2.).

B.	Tariff control

The interconnect fees (call and text message (SMS) completion fees collected by Pelephone from other operators) are fixed in the Interconnect Regulations. The regulations were promulgated recently and reduced the fees significantly commencing January 2011 (see Section 1.7.3C).

The other tariffs collected by Pelephone from its customers are not controlled, but the types of payments it can collect from its subscribers and the mechanisms for setting regulated tariffs, are regulated in the license (see Section 3.18.2).

C.	Royalties

Under its license and under the Royalties Regulations, Pelephone pays the State royalties out of its revenues from the provision of telecommunications services (see Sections 1.7.3c and 3.18.3).

D.	Environmental laws and planning and construction laws

The set-up and operation of a wireless communication infrastructure, including cellular communications, is subject to the provisions of the Non-Ionizing Radiation Law and the permits from the Ministry for Protection of the Environment that are required by it, and to the provisions of planning and construction laws (see Section 3.17).

3.1.3	Changes in the volume of operation in the segment and in its profitability

For the financial and quantity data about the volume of operation and profitability of Pelephone n 2009 and 2010, see Section 1.5.4B.

In the reporting year, the number of Pelephone's subscribers increased by about 3% and monthly ARPU by about 2%, alongside a rise of about 5% in average monthly usage minutes per subscriber.59 The upward trend in revenues from value added services, which stems inter alia from the ongoing transfer of subscribers to the HSPA/UMTS network, is continuing (see Section 3.3). The churn rate rose from 13.8% in 2009 to 15.3% in 2010, seemingly due, among other things, to the increase in competition in the field (see also Sections 3.1.4 and 3.7). In September 2010, interconnect regulations were promulgated which reduced those fees significantly commencing January 2011 (see Section 1.7.3C). Pelephone believes that the reduction of the interconnect fees could impact materially on the results of its operations, as noted in Section1.7.3C.

59	For details of how the number of subscribers, the monthly ARPU and the churn rate are calculated, see the table in Section 1.5.4

Pelephone's assessments as to the effects of reduction of the interconnect fees on its results are forward-looking information as defined in the Securities Law. The assessments are based, inter alia, on its market share and the volumes of its activities, on the structure of competition in the communications market and on its regulation, and on the public's consumption habits. The assessments might not be realized, or realized in a way that differs materially from projections, inter alia due to changes in Pelephone's market share or volumes of activity, changes in the structure of competition in the market or in the regulation applicable to it, or changes in the communications consumption habits of the public.

3.1.4	Market developments and changes in customer characteristics

In recent years, the cellular market has been characterized by lower growth rates than in the past due to saturation of penetration rates.

	2010*	2009	2008	2002
Number of subscribers	9,814	9,560	9,204	6,069
Penetration rate**	127%	127%	126%	92%

Source of data on number of subscribers – see Section 3.7.1

*	At September, 2010.

**
Penetration rate – the ratio of the number of subscribers in the market to he total population in Israel (excluding foreign workers and Palestinians, even though they are included in the number of subscribers).

As a result of the intensifying competition among the operators (see Section 3.7) and the saturation in penetration rates, the cellular market is also characterized a rise the churn rate in a way that increases the sales and marketing costs of the operators while eroding the price to the customer, even when the total number of subscribers does not fall (sine new ones sign up to replace them).

Technological developments in terminal equipment (see Section 3.1.5) and the high speed of cellular data communication and changes in the public's communications consumption habits, have resulted in an increase in the consumption of value added services (including cellular Internet).

The companies in the industry are working to increase the range of services and products offered to their customers and dedicated offers for different segments the population. In addition, the Ministry of Communications is working, by means of legislation and changes in the license, to increase competition and the entry of new competitors.

3.1.5	Technological changes than can affect the segment of operation

The cellular communications market is a dynamic area characterized by frequent technological changes in all its areas of operation (handsets, network technology and value added services). These changes impact the segment of operation ion a number of levels:

A.	Erection of cellular networks in advanced technologies

Technological developments in terminal equipment and the desire to widen the range and quality of the services offered to the customer, oblige the cellular operator to periodically upgrade its network technologies. The cellular networks in Israel operate on two main technologies:

1.	GSM – which developed in Generation 2.5 to GPRS, in Generation 3 to UMTS and in Generation 3.5 to HSPA. The networks of Pelephone's main competitors in Israel operate in this technology.

2.	CDMA – which developed on the 1XRTT and EVDO route (see Section 3.9.1).

Until the end of 2008, Pelephone operated one network in CDMA technology. It then erected an additional network in UMTS/HSPA technology, which has been in operation since 2009. This network has allowed Pelephone to provide services requiring information transfer at higher speeds and to broaden the range of terminal equipment and roaming services. Pelephone currently operates the two networks in parallel (see Section 3.9.1).

Pelephone constantly reviews new technologies that come onto the market and the need to upgrade its existing network technologies, depending on the competition situation and the economic viability of the investment.

LTE technology (Long Term Evolution) – technology is based on an Internet Protocol that can transfer data at higher speeds than the existing Generation 3.5 technology – is currently in the initial stages of application in a small number of countries (as a data transfer, not a voice, network). Handsets and applications compatible with LTE technology are currently very limited. Furthermore, at the date of this report the Ministry of Communications has not yet formulated a policy for the designation and allocation of a frequency range for use in LTE technology. Such a policy, as well as technological developments in this area, could have a significant effect on Pelephone, This assessment is forward-looking information as defined in the Securities Law, and might not be realized or be realized differently than foreseen, inter alia in the event of formulation of a policy for designation and allocation of a suitable frequency range  by the Ministry of Communications  and depending on such policy and technological developments in cellular networks and their suitability to the frequency ranges in Israel.

B.	Smartphones

The penetration of Smartphones – cellular phones with integrated operating systems allowing the use of advanced applications – has led to a rise in the consumption of data transfer services while increasing the supply of alternative applications and services to the Pelephone products and services provided by other entities.

C.	Alternative technologies

Technologies that enable voice telephony and Internet (data) services in an IP over the cellular network (VoC) (see Section 3.1.8), could compete with Pelephone's services and materially affect its operations in the future.

3.1.6	Critical success factors and the changes occurring in them

Pelephone believes that the critical success factors in its segment of operation are these:

A.
Nationwide deployment of an advanced and high-quality network, regular maintenance  of the network to a high standard, and significant and regular investments in the cellular infrastructure, both for quality coverage of the whole country, which is a basic condition for providing Pelephone's services, and in order to provide customers with the most advanced services by means of the most advanced infrastructure and technology. See also Section 3.9.1.

B.	The provision of advanced and diverse high-quality communications services and value added services.

C.	Nationwide deployment of sales and service centers that provide the best customer support and service, for coping successfully in a competitive market.

D.	Implementation of a marketing strategy that is appropriate for the changes in the industry.

3.1.7	Principal entry and exit barriers

A.	Main entry barriers

1.	The high penetration rate (see Section 3.1.4).

2.
The need for a cellular license, the allocation of frequencies, which involves high costs and a resource in short supply (see Section 3.18.1B), and subjection of operations to the regulatory supervision that applies to the market (see Sections 3.18.1 and 3.18.2.

3.	The need for significant financial resources for making heavy and ongoing investments in infrastructures, which are affected by frequent technological changes.

4.	The difficulty in erecting radio sites due to regulatory limitations and public opposition.

It is important to note that the main entry barriers do not apply to potential virtual operators. Furthermore, a ender is under way for selection of another one or two cellular operators that own infrastructure, which could benefit from considerable benefits enabling entry into the segment (see Section 3.7.2).

B.	Main exit barriers

1.	The large investments and the time required to recoup them.

2.	The commitment to provide services for customers stems from the terms of the cellular license and agreements made in accordance with those terms.

3.1.8	Alternatives to Pelephone products

The products and services that cold become an alternative to some of those provided by Pelephone are these:

a.	Domestic fixed-line telephone and Internet services..

b.	Telephony services based on VoB/ViOP/VoC technologies.

c.	Wireless Internet in public places (hotspots) by means of wireless technologies (WiFi), which could be an alternative to cellular Internet.

3.1.9	The structure of competition in the field and changes occurring in it

A.	General

There are currently four operators in the cellular market: Pelephone, Cellcom, Partner and Mirs. Over the years, intense competition has developed among the operators (mainly among the first three). The competition has led to saturation in the market, reflected in smaller numbers of new subscribers, increased switching between cellular companies and erosion of the prices that Pelephone collects from its customers for the services it provides (see Section 1.5.4B).

B.	Marketing service bundles by the competing cellular companies

Pelephone's main competitors – Cellcom and Partner – also operate in Internet access (ISPs) and domestic communications, and they market diverse joint service bundles (see Section 1.7.1). On the matter of acquisition of 012 Smile by Partner, see Section 1.7.1B.

C.	Virtual operators

MVNO – Following the government decision in encouraging competitor in the cellular market, seven MVNO licenses have been granted to virtual operators (cellular operators that do not have their own infrastructure and will use the networks of the existing operators for providing their services). To the best of Pelephone's knowledge, other entities have submitted applications for MVNO licenses. On Pelephone's entry ino agreements with two MVNO operators, see Section 3.7.2A.

VoC operators – In December 2010 the Ministry of Communications published a hearing in the matter of setting policy for VoC services (a virtual cellular operator of telephony based on broadband), for review of the regulation of these services under an MVNO license and/or as part of a special VoB Domestic Carrier license. According to its work plan, by the end of 2011 the Ministry will announce its policy for the regulation of VoC operators, and it recently granted licenses for trial use of VoC services.

D.	Entry of another operator with its own infrastructure

In September 2010 the Ministry of Communications published a tender for grant of a license and allocation of frequencies for at least one other cellular operator (or broadening of an existing license for Mirs),60 which is expected to enjoy various benefits that will be granted to enable it to penetrate the market. Within that framework, arrangements are being considered that would allow the new operator to use the networks of the existing operators by means of domestic roaming until completing deployment of its own network, and the possibility of requiring existing operators to cooperate with the new operator in setting up network sites. See Section 3.7.2A.

E.	Changes in legislation for increasing competition

Under the Arrangements Law, a number of legislative amendments were adopted, the purpose of which was to remove transition barriers among the cellular operators and to increase competition. Among these were reform in the exit penalties from commitment that the operators can collect from the subscriber, and directives relating to the neutrality of the cellular network. See Section 3.7.2D.

For additional information about the structure of competition, see Section 3.7.

3.2	Products and services

3.2.1	Services

Pelephone provides its subscribers with comprehensive services of voice transmission, transmission of text messages, data communications and advanced multimedia services as follows:

Basic telephone services (voice) – Pelephone’s service package includes basic call services, call completion services and auxiliary services such as call waiting, call forwarding, voice mail, voice conference call and caller ID. For details about changes in the number of customer usage minutes, see Section 3.1.3.

Value added services – Pelephone offers its customers value added services such as Internet surfing, text messages and information services using SMS (text), multimedia MMS messages, voice information services using special-purpose asterisks, information and entertainment services via the Internet portal, and advanced content services such as games, network games and video games. Pelephone also provides a navigation service and other location-based services.

The value added services offered by Pelephone are in 3G technologies that include watching television music, sports, news and entertainment channels, and the ability to photograph and forward video files. Pelephone also offers 3G services such as Internet surfing from a laptop through a cellular modem..

In December 2001, about 1.3 million Pelephone subscribers (about 46%) are subscribed in the UMTS/HSPA network, compared with 800,000 in December 2009 (29%). As a rule, the transfer of customers from CDMA to UMTS/HSPA results in their increased consumption of value added services, due to the options the network offers for services requiring data transfer in larger files and a wider range of value added services.

Roaming services – Pelephone provides roaming services (communications by means of cellular handsets from different locations around the world) in accordance with agreements it has with cellular operators abroad, enabling it to use their networks.

Until set-up of the UMTS/HSPA network (see Section 3.1.5), Pelephone was deficient in its marketing of roaming services compared with Cellcom and Partner, sine terminal equipment in CDMA technology does not support many of the overseas networks, which meant that a subscriber in the CDMA network  who wished to use roaming services had to use a substitute handset which was not his personal handset.

With the launch of the UMTS/HSPA network, Pelephone is able to offer its customers with handsets in that technology, roaming services using their personal handsets to countries all over the world, and also provides these customers with roaming coverage in 207 countries. Pelephone also provides incoming roaming services for the customers of foreign operators staying in Israel.

60	The cellular operators other than Mirs are prohibited from biding in the tender.

Servicing and repair services – Pelephone offers its customers a repair service for a monthly payment entitling the customer to a warranty for the cellular handset, or for a one-time payment at the time of repair.

3.2.2	Products

Handsets – Pelephone offers its customers various types of cellular telephone, on-board telephones and hands-free devices, as well as support for its range of services.

Pelephone also supplies its customers with modems and laptop computers for surfing the Internet through the Pelephone network,

3.3	Segmentation of revenues from products and services

The table shows data on Pelephone's revenues from its products and services (in NIS millions):

Products and services	2010	2009	2008
Revenue from services61	4,550	4,256	4,020
Percentage of total revenue	79.4%	79.2%	85.3%
Revenue from terminal equipment	1,182	1,120	693
Percentage of total revenue	21%	21%	15%
Total revenue	5,732	5,376	4,713

The table shows revenues from value added services  our of revenue from services (in NIS millions):

	2010	2009	2008
Revenue from content and data	725	541	397
Revenue from texts (SMS)	289	241	208
Total revenue from value added services	1,014	782	605

3.4	New products

In 2010, Pelephone continued to improve and broaden the range of value added services and to increase the number of subscribers using those services, including Netstick – a surfing package using a cellular modem.

3.5	Customers

At the end of 2010, the number of Pelephone subscribers was 2.857 million (for changes in the numbers of Pelephone subscribers, see the table in Section1.5.4B). Approximately 64% of these are private customers and 26% are business customers.

Segmentation of revenues from customers:

NIS millions	2010	2009	2008
Revenues from private customers	2,899	2,751	2,437
Revenues from business customers	2,833	2,625	2,276
Total revenue	5,732	5,376	4,713

It is noted that some of Pelephone's customers are pre-paid customers (who pay for communications in advance). Revenues from these customers are not material to total company revenues.

61	Revenue from services includes revenues from cellular services (airtime, usage fees, call completion fees, roaming fees and others), and revenues from repair services.

3.6	Marketing, distribution and service

Pelephone’s distribution system is based on 40 service and sales centers including laboratories located around the country, which deal in service, customer sales, dealing with malfunctions or provision of a substitute handset while sending the malfunctioning handset for repair, installation of handsets, and customer retention. The distribution system is reinforced with stores and stands at 99 points of sale (some of which are operated by Pelephone employees, and others by authorized dealers). In addition, Pelephone operates through dealers who run a door to door system, and service and sales representatives for the business sector. As a rule, payment to the dealers is in the form of a commission on sales.

Pelephone’s subscriber service system includes the company's website and 13 designated telephone call centers that provide information, service on various matters and in three languages, technical support, data on customer billing, value added services, sales and general information.

3.7	Competition

3.7.1	General

Pelephone operates in increasing likely competition with other cellular operators: Partner, Cellcom and Mirs. The competition has enlarged the market, added mew subscribers and eroded prices.

The table shows, to the best of Pelephone's knowledge, the numbers of subscribers of Pelephone and its competitors in 2009 and 2010 in millions of subscribers. The numbers are approximate.

		Pelephone	Partner	Cellcom	Mirs(1)	Total in market
At Dec. 31, 2009	No. of subscribers(2)	2,766	3,042	3,292	460	9,560
	Market share	29%	32%	34%	5%
At Sep. 30, 2010	No. of subscribers(2)	2,825	3,133	3,376	480	9,814
	Market share	29%	32%	34%	5%

(1)	Since Mirs is a private company, it does not publish data about numbers of subscribers. The numbers in the table are an assessment.

(2)	The numbers of subscribers are at September 30, 2010 and December 31, 2009, based on the reports of Cellcom and Partner to the public,

Regulatory moves designed to promote the entry of additional operators – one with infrastructure, and MVNOs, as well as initiatives intended to encourage customers to switch among operators (see Section 3.7.2), are expected to increase the competition in the market in the near future.

Furthermore, in light of the development of new IP-based technologies and regulatory initiatives to encourage bringing them to the Israeli market, Pelephone is likely to have to deal with more competitors from this aspect also.

The main implications of competition in cellular are price erosion, a higher churn rate – see Section 3.1.4, and the need to increase investment in infrastructure in order to be competitive.

Pelephone's assessments with regard to the effects of competition in the cellular segment, including the entry of MVNOs and one or more operators into the market, are forward-looking information as defined in the Securities Law. The assessments are based on the structure of competition in the market, the effects of changes that have occurred in it in the past and the regulatory benefits that will be granted to new operators as far as known today. It is not certain how the entry of new operators or more intense competition will affect Pelephone. The assessment might not be realized, or realized significantly differently than foreseen, inter alia due to changes in the structure of competition, various regulatory initiatives, the benefits granted to new operators, and so on.

3.7.2	Regulatory moves and legislative amendments for increasing competition in the segment

Over the past few years, the Ministry of Communications has promoted various regulatory moves for increasing competition in the cellular market, which have impacted strongly on the structure of the market and the competition in it. Below is a description of the matter promoted by the Ministry in order to increase competition in the industry:

A.	Adding an operator with infrastructure

In September 2010, the Ministry of Communications published a tender for grant of frequencies and a license for cellular operators that own infrastructure ("New Operator"). Existing operators (as well as their affiliates) but excluding Mirs, were forbidden to bid in the tender. According to what was published, four groups submitted preliminary proposals: Mirs, Golan Telecom, Exphone, and Doron and Michael Gelfand. Completion of the tender proceedings and selection of at least one winner are expected by the end of 2011. The tender includes various benefits for the winner, the purpose of which is to remove barriers and to ease the entry of another operator.

The Arrangements Law includes an amendment to the Communications Law stating, among other things, that cellular operators that own infrastructure must allow the New Operator domestic roaming through their networks for a period of seven years, with possible extension for another three years. The law defines the maximum tariffs that an existing operator can demand from the New Operator for certain services, and also defines timeframes for deployment of the infrastructure of the New Operator. This condition allows the New Operator considerable leeway for investing in setting up the network and a relatively short market penetration period. The tender also includes a mechanism for payback of the license fees paid by the winners, on terns paid down in the tender.

In October 2010, the Ministry of Communications published a hearing on domestic roaming from its engineering / technical aspects, in order to draft an amendment to the cellular licenses that would regulate matter relating to the implementation of domestic roaming, The Ministry has not yet formulated the policy that will apply.

In March 2010 a hearing was held on the subject of sharing infrastructures by cellular license-holders. According to the Ministry's proposal, after allocation of the frequencies in the tender for a New Operator and in the time to full deployment of its cellular infrastructure, the New Operator should be allowed to use the infrastructures of the existing operators. The Ministry proposes a number of ways for this sharing, and is considering making it compulsory for existing operators to do so. In the hearing, it asks for the positions of the operators on how the sharing should be achieved.

B.	Mobile Virtual Network Operator – MVNO

An MVNO is a cellular operator that does not own a cellular infrastructure and uses the network of another cellular operator to provide its customers with the service, where the extent of use of the resources of the existing operator can vary among MVNOs. During 2010, the Ministry of Communications completed its policy on MVNO and granted licenses to seven companies. Additional applications were for licenses submitted to the Ministry by various entities. It is estimated that by the end of 2011, at least two MVNOs will be operating.

At the date of this report, Pelephone has signed two agreements with MVNO license holders (Perry Telecom Ltd. and Rami Levy Hashikma Communication Marketing Ltd.), under which they will use the Pelephone network.

Pelephone believes that while the entry of MVNOs will increase competition in the cellular market (see Section 3.7.1), its agreement with the two companies will provide an additional source of income.

Pelephone's assessments with regard to the effects of the entry of MVNOs into the cellular market are forward-looking information as defined in the Securities Law. The assessments are based on the structure of competition in the market, the effects of changes that have occurred in it in the past and the regulation that will apply to MVNOs as far as known today. It is not certain how the entry of MVNOs will be felt in practice. The assessment might not be realized, or realized significantly differently than foreseen, inter alia due to changes in the structure of competition, and changes in the regulation applicable to MVNOs.

C.	Separation of cellular Internet infrastructures and the ISP

At a hearing in August 2009, the Ministry of Communications sought ways to separate the provision of access to broadband infrastructure from connection to the Internet (ISP), similar to the separation in the fixed-line network. The same topic appears in the Ministry's work plan for 2011. Pelephone believes that a decision to separate cellular Internet infrastructure services from Internet access would be to its detriment in that it currently provides the two arms of this service in the manner accepted all over the world.

D.	Legislative amendments designed to increase competition and remove barriers to switching among operators

Reform of exit penalties – In an amendment to the Communications Law made as part of the Arrangements Law, commencing February 1, 2011, the amount that can be collected from a cellular subscriber in respect of termination of the agreement before the end of the commitment period  was limited to 8% of the average monthly bill for services consumed during the term of the agreement to the date of its cancellation, multiplied by the number of months remaining to the end of the commitment. The amendment applies for all customers except those with more than 50 lines and who entered into an agreement with the operator before January 1, 2011, and those with more than 100 lines who entered into an agreement with the operator after January 1, 2011. The amendment also prohibits the operator, upon cancellation of the agreement by the subscriber, from demanding immediate repayment of the balance of the subscriber's payments for terminal equipment it purchased. Pelephone expects that the limitation of these penalties will serve as a further benefit in the barriers to switching operators, as well as a source of increased competition. For these reasons, Pelephone estimates that ease of switching between the companies will be reflected in a rise in the number of subscribers who sign up but also a rise in the churn rate, which in turn will result in a need for retention activities that could erode revenues from customers. On the effects of a rise in the churn rate, see Section 3.1.4.

Pelephone's assessments with regard to the effects of limiting the penalties that can be collected from a cellular subscriber, are forward-looking information as defined in the Securities Law. The assessments are based on the structure of competition in the segment and on the applicable regulation. It is not certain how the limited penalties  will be felt in practice. The assessment might not be realized, or realized significantly differently than foreseen, inter alia due to changes in the structure of competition and in regulation in the segment.

Network neutrality – Under the Arrangements Law, a license-holder may not restrict or block the following, including by way of setting tariffs (but excluding cases in which the Minister of Communications have permission or it was specifically requested by a subscriber or group of subscribers): (1) the use of any service or application provided over the Internet; (2) features or characteristics of cellular terminal equipment; (3) the use of cellular terminal equipment in any public telecommunications network. To date, in view of the uncertainty as to the manner of application of these provisions, Pelephone is unable to assess their effects.

Other legislative amendments – For customers who entered into an agreement with an operator before January 1, 2011, the Arrangements Law states that no payment will be collected from them by the operator for opening a locked SIM card (to enable them to use the terminal equipment they purchased from one operator when they switch to another operator). The law also contains provisions for liberalization in the importing of terminal equipment – under the amendment, an entity trading in cellular terminal equipment who meets the terns laid down by the Minister of Communications, is exempt from a special license for such trading.

3.7.3	Positives and negatives that affect Pelephone's competitive status

A.	Positive factors

1.	A high quality cellular network with extensive deployment.

2.	An advanced range of products that includes data solutions for businesses and of multimedia and entertainment services.

3.	A service array and diverse service interfaces for the customer, enabling a high grade of customer service.

4.	A wide distribution array that is skilled in providing appropriate solutions for every type of customer, with a skilled staff.

5.	Strong capital structure and positive cash flow.

B.	Negative factors

1.
As a subsidiary of Bezeq, Pelephone is subject to regulatory restrictions for entering other areas of operation and expanding its service bundle for customers – regulations that do not apply to its competitors.

2.	Limitations of joint activities with Bezeq, including in the marketing of joint service bundles – see Section 1.7.2.

3.
The frequencies available to Pelephone might not be suitable, in certain cases, to the application of n technologies being developed in cellular technology. In view of these developments, this factor could impede Pelephone in applying new technologies, and could also impact adversely on its competitive status, taking into account other license-holders who might have different frequencies, some of which are likely to be suitable to those technologies, and difficulties involved in new frequency allocations (see Section 3.18.1B).

4.	Subscribers with terminal equipment in CDMA technology cannot access roaming service in the same way as UMTS/HSPA network subscribers.

5.
Inferiority to competing networks in the pre-paid market (use of terminal equipment at lower cost), stemming from the absence of a rage of low-cost terminal equipment that operates in the UMTS/HSPA network.

3.8	Seasonality

Pelephone's revenues and profitability are affected to a non-material extent by the seasons of the year. In the second and third quarters, revenues are typically higher than on the first and fourth quarters. The main reason for this is usage patterns during the summer months compared to winter, and the holiday season. Seasonality primarily affects revenues from cellular services, but as noted, not to any significant extent.

3.9	Property, plant and equipment, and facilities

Pelephone's property, plant and equipment includes infrastructure equipment of the core network, radio sites, electronic equipment, computers, vehicles, terminal equipment, office furniture and equipment, and improvements to leased premises.

3.9.1	Infrastructure

A.	Pelephone currently operates communications networks in two principal technologies:

1.
UMTS/HSPA, a digital technology based on the GSM standard. This technology is globally widespread, and enables subscriber identification and the provision of service by means of a SIM card, which can be transferred from one handset to another. In may 2010 an upgrade for UMTS/HSPA was launched – HSPA+. Among the advantages of this technology are is support for download speeds of up to 21 Mbps and upload speeds of up to 5.7 Mbps.62

62
It is noted that actual surfing speed depends on a number of factors, including upgrading theist to support HSPA+ technology, the location of the site, temporary load in the network, transmission support, Internet performance, and the compatibility of the laptop and the terminal equipment.

2.
CDMA/EVDO digital technology, which is less widespread than UMTS/HSPA and in which subscriber identification is by the identification of details burned onto his terminal equipment rather than by means of  SIM card. The CDMA network operates nationwide and enables speech, data communication and value added services.

B.
The principal advantages of the UMTS/HSPA network over the CDMA network are these: the ability to provide higher surfing speeds and therefore customer consumption of more advanced and diverse value added services;  the ability to make roaming services more easily available to the consumer with advance terminal equipment, and the wide selection of advanced terminal equipment  that supports the network (including support in Arabic and Russian).

C.
Pelephone is working to transfer existing subscribers from CDMA to UMTS/HSPA, and offers them an upgrade of their handsets to do so. It is not increasing its investments in the CDMA network beyond the needs of current maintenance. In the interim there is a certain overlap period, during which there are customers who use the two networks.

D.
Engineering infrastructure such as buildings, masts and general infrastructure serve both the CDMA network and the UMTS/HSPA network. At the date of publication of this report, the infrastructure of both these networks are based on three switch farms connected to about 2,117 active radio sites (cells) around the country.

E.
The UMTS/HSPA network was erected in 2008 and launched at the beginning of 2009. In that year, Pelephone also expanded the network. In 2010 expanded the network further and upgraded it to support a higher data communication capacity and also an upgrade to HSPA+. Investments in 2011 are projected to be current, including signification enlargement of network capacity, in an mount not materially different from 2010.Pelephne's assessment of investments in the network are forward-looking information as defined in the Securities Law, based on the company's work plans and its assessments of network investment needs. This forecast might not be realized, inter alia in circumstances of changes in the market situation in Israel and in demand for Pelephone's services, material changes in the costs of investing in the network or the pace of progress in the project.

3.9.2	Space used by Pelephone

Pelephone does not own spaces, and leases from others the areas it uses for its operations.  Below is a description of the main areas used by Pelephone.

A.
The areas referred to in Section 3.9.1 and used by Pelephone for setting up communications sites and network centers, are located all over the country and are leased for various periods (in many cases, for 5 years with an option to extend for another 5 years). Concerning the licensing of the sites, see Section 3.18.4

B.
Some of the leased communications sites (see Section 3.18.4) are in Israel Lands Administration ("the Administration") areas. Pelephone entered into an agreement with the Administration to use land in those areas for the erection and operation of communications sites. Among other things, the agreement regulates payments to which the Administration is entitled for the period to December 31, 2008. At the end of the term of the agreement and in the event of its cancellation for causes listed in it, Pelephone must vacate the site. To the best of Pelephone's knowledge, the other cellular operators have a similar agreement with the Administration,. The agreement was extended to December 31, 2009, and subsequently to December 31, 2010. At the date of this report Pelephone, and to the best of its knowledge the other cellular operators, are negotiating extension of the agreement but it has not yet been renewed. If for any reason the agreement is not extended or renewed, Pelephone could suffer significant harm, inter alia since it would be limited in its ability to erect sites in Administration property. This assessment is forward-looking information as defined in the Securities Law, and might not be realized or only partially realized, depending, among other things, on the terms of the agreement with the Administration, if signed.

C.
Pelephone's head office, which has been in Givatayim since 1997, cover an area of 17,780 sq.m.. In January 2010, Pelephone signed an agreement for extension of the term of the lease to December 31, 2015, which includes an option for a further extension to November 2020.

D.	For sales and services, Pelephone leases 53 service centers and points of sale all over the country.

E.	Pelephone has other lease agreements for its warehouses (including a main logistics enter), offices, calla centers, and three network centers.

3.10	Intangible assets

3.10.1	Licenses

For details about Pelephone's cellular license and its license to operate in the Administered Territories, see Section 3.18.2.

3.10.2	Right to use frequencies

Pelephone is entitled to use frequencies by virtue of the cellular license and the Telegraph Ordinance, in the 850 MHz range for the CDMA network, and in the 850 MHz and 2100 MHz ranges for the UMTS/HSPA network. For details about the scarcity of frequencies in Israel, see Section 3.18.1B. For details about exposure to disturbances in the frequency ranges used by Pelephone, see Section 3.24.3.

3.10.3	Trademarks

Pelephone has a number of registered trademarks, the main one being "Pelephone".

3.10.4	Customer base

Many of Pelephone's customers are committed, by virtue of agreements for receipt of Pelephone's services, to periods ranging from 18 and 36 months.

3.10.5	Software, computerized systems and data banks

Pelephone uses software and computerized systems, some of which are under purchased licenses and of which were developed by Pelephone's information systems department.  Many of these licenses are limited in time, and a periodically renewed. The main systems used by Pelephone are Oracle Application and an Amdocs billing system.

3.11	Human resources

3.11.1	The organizations structure of Pelephone is shown in the diagram below:

Information
Systems
Division

Finance Division

Human Resources Division

Operations and
Logistics
Division

Business Customers Division

Engineering Division

Legal Office

Regulation

Terminal Equipment Marketing

Private Customers
and Service Division

Spokesperson

Marketing
Division

Organization and Methods

CEO

Internal Auditor

Board of Directors

Content
and
Products
Division

3.11.2	Headcount

The table shows the number of employees63 at Pelephone, by organizational structure.

Department	Number of employees
	December 31, 2010	December 31, 2009
Management and HQ	262	283
Content and product marketing	92	88
Service – Private customers	2,235	2,398
Business customers	545	547
Operation and logistics	262	253
Engineering and information systems	589	623
Total	3,985	4,192

3.11.3	Training

Pelephone invests resources in professional training for the various types of employees and the areas in which they work. Training is mainly in service, especially for the Service department. Pelephone's training expenses in 2010 and 2009 were NIS 6 million and NIS 7,5 million respectively. The employee population serving as sales and service representatives and as telephone service attendants has a high turnover that necessitates constant investment in training new workers.

63	The number of employees represents the number of positions calculated at Pelephone (total work hours divided by monthly work hours standard).

3.11.4	Reward plans for employees and managers

Pelephone customarily gives its employees and managers bonuses and incentive pay on a monthly, quarterly or annual basis, depending on the attainment of defined targets and on the type of work done by the employee.

On stock options plans for managers and senior employees in the Company and subsidiaries (including Pelephone) and Company phantom plans for senior managers in the Company and the subsidiaries (including Pelephone), see Sections 2.9.7B and D.

3.11.5	Employment contracts

All Pelephone employees are employed under standard personal agreements according to the professions and roles in which they are employed.

3.12	Suppliers

3.12.1	Suppliers of terminal equipment

Pelephone's stock of products includes various cellular handsets and accessories (such as laptop computers, batteries, hand-free devices, earphones, data cables, battery chargers and so on). Pelephone also maintains stocks of spare parts for its repair service, and stocks of used handsets.

Pelephone purchases some of the terminal equipment and accessories from importers in Israel, and some it imports independently. The agreements with most of the suppliers are based on framework agreements that set out, among other things, the supplier's technical support for the terminal equipment it supplies, the availability of spare parts and the repair cycle time, and the supplier's liability for the products as required by law. Most of these agreements do not include an undertaking to purchase, which is made on a regular basis by means of purchase orders according to Pelephone's needs.

If an agreement with a particular supplier of terminal equipment is cancelled, Pelephone can increase the quantity purchased from other suppliers or purchase from anew supplier. If a supplier has to be replaced, that replacement will not e immediate and will require a special preparation period for purchasing spare parts and accessories, including the ability to repair all the types of malfunctions so that customers receive the service to which they are entitled. Replacement of a supplier involves additional exceptional costs because of the different equipment and are period of adjustment with the new supplier.

The breakdown of terminal equipment purchases among the suppliers is such that no material dependence is created on one supplier or model of equipment.

In May 2009, Pelephone signed an agreement with Apple Sales International ("the Manufacturer") for the purchase and distribution of iPhones in Israel. Under the agreement, Pelephone undertakes to purchase a minimum annual number of handsets over a period of three years, at the prices in effect at the Manufacturer at the time of actual purchase. These handsets are a considerable part of the quantities of handsets sold by Pelephone.

An agreement between Pelephone and Eurocom Cellular Communications Ltd, the Israeli distributor of Nokia terminal equipment,64 regulates the purchasing and supply relations of Nokia products to Pelephone and the maintenance service for those products, through December 31, 2012. The agreement was approved by the general meetings of Pelephone and of the Company, as a transaction in which the controlling shareholder in the Company has a personal interest. For details, see the amended transaction report and notice of convening a special general meeting, dated June 10, 2010, which is cited here by way of reference,

On the limitations applicable to Pelephone in its agreements with Eurocom Group for the purchase of terminal equipment by virtue of Ministry of Communications approval of the acquisition of control in the Company, see Section 1.3.1A.

64	Eurocm Cellular Communications is a company indirectly controlled by Nr. Shaul Elovitz, the controlling shareholder (indirectly) in the Company.

3.12.2	Added value service providers

Pelephone has agreements with content providers under which the content is provided, such as voice information, information by text message (SMS) or through the Pelephone portal, games, animation, ringtones, location services and content and rights to 3G broadcasts. As is customary in the industry, many of these agreements are based on an income distribution model between Pelephone and the content providers in respect of the services provided to customers Termination of an agreement with certain suppliers could cause delay in the provision of some of the services until an agreement is signed with a replacement provider.

3.12.3	Infrastructure suppliers

The infrastructure equipment needed for the UMTS/HSPA network is made by Ericsson, and for the CDMA network by Nortel and Motorola. Pelephone has long-term agreements for the maintenance, support and upgrading of software for the UMTS/HSPA network, and a maintenance agreement with Ericsson for the Nortel network. In the opinion of Pelephone, it could become dependent on Ericsson in connection with support for this network. Pelephone maintains the Motorola equipment independently, In addition, the cellular network uses transmission, for which the Company is Pelephone's main supplier.

Pelephone believes that the volume of purchases from it in 2010 exceeded 10% of its results.

3.13	Working capital

3.13.1	Inventory policy

Pelephone's inventory consists mainly of cellular terminal equipment (new and used), and numerous accessories (batteries, hand-free devices, earphones and the like), as well as a stock of spare parts.

The period for holding inventory is derived from Pelephone's service policy and from selling needs. These needs require that inventory be held for one to three months, depending on the types of items. At the end of 2010, stock levels at Pelephone amounted to NIS 137 million.

3.13.2	Returns policy for purchased terminal equipment

Handsets can be returned in accordance with the provisions of law (se Section 3.18.1E).

3.13.3	Policy for product warranty

Pelephone provides service, warranty and maintenance for terminal equipment in accordance with the level of repair service to which the customer is subscribed and in accordance with the provisions of the law.

3.13.4	Credit policy

Credit in handset sales transactions – Pelephone grants most of its customers who purchase cellular handsets 9suject to limitations based on parameters set by the Company), an option to divide the payments of up to 36 equal installments.

Credit by monthly debit for cellular services – Pelephone customers are debited once a month in debit cycles made on various days in the month, for conusmpti0on of the services consumed in the previous month.

From most of its suppliers, Pelephone receives credit for a period ranging from 30 days to ECM + 92 days.

Customer and supplier credit in 2010:

	Average credit in NIS millions	Average credit days
Customers*	2,226	121
Suppliers	567	43

* Net of doubtful debts.

3.14	Investment in affiliates and in a partnership

Pelephone has no operational investments in affiliates or active partnerships.

3.15	Financing

3.15.1	General

Pelephone's operations are financed out of cash flow from operating activities, It has long-term loans and private (non0tradale) debentures.

The average effective interest rate in 2010 for Pelephone's loans (long-term, including current maturities):

Source of financing	Amount at Dec. 31, 2010 (NIS millions)	Currency or linkage	Average interest rate	Effective interest rate
Banks	180	CPI-linked NIS	4.56%	4.61%
Non-bank	609	CPI-linked NIS	4.64%	4.69%

In 2010, no new long-term loans were taken and NIS 178 million of loans and debentures were repaid.

3.15.2	Restrictions

A.	Undertakings towards banks

As part of the arrangements in connection with banks in Israel providing it with credit, Pelephone made an irrevocable undertaking to those banks to comply with financial covenants, principally these:

1.	Pelephone's total debts will not exceed three times its equity.

2.
If its debts exceed 2.5 times is equity and for as long as they do so, Pelephone will not distribute dividends and will not pay management fees to the shareholders. If Pelephone violates this undertaking, it must pay the bank, within 120 days from the demand, the entire credit facility provided at that date by the bank, or alternatively, it must remedy the violation by increasing its equity or repaying its debt so that the ratio is maintained.

3.	Total debt should not exceed NIS 3.8 billion (linked to the known CPI in January 2002). The amount of the debt will be reviewed once every quarter as appears in the reviewed financial statements.

4.	No fixed or floating charge can be imposed in any shape or form and of any type or rank, on Pelephone's assets unless it obtains the banks' prior written consent.

5.
No security or charge on Pelephone's assets or guarantee to secure credit for the shareholders, can be provided for Pelephone's shareholders or any third party , without the prior written consent of the banks.

6.
No loans or credit can be provided for Pelephone's shareholders, except for the parent – Bezeq, without the prior written consent of the bank, and provided that the ratio of its debts does not exceed 2.5 times its equity.

7.
Undertaking to a particular bank – In addition to these covenants, Pelephone undertook to ensure that the cumulative amount of all its debts and liabilities towards a particular bank does not exceed at any time a sum equal to 40% of all its debts to financial entities, including debenture-holders.

B.	Immediate repayment of a loan

The bank financing agreements include standard causes for immediate repayment of the loan, among them cases of insolvency proceedings, merger or change of control without the lender's approval, or a cross-default event.

C.	Issuance of debentures

In 2004-2005, Pelephone issued three series of CPI-linked debentures by way of a private placement to institutional investors, in a total amount of NIS 1,133 million pr value, in consideration of their par value.

When the debentures were issued, deeds of trust were signed with the Union Bank Nominees Company Ltd., which served as trustee for the debenture holders through May 15, 2010. From that date onwards, Clal Finance Trusts 2007 Ltd. has served as the trustee. The debentures are not secured by a charge, and the terms of the negative pledge and Pelephone's financial covenants towards the banking system in Israel apply also to the debenture-holders (see sub-section A above). The deed fo trust includes standard causes for immediate repayment of the debentures, including insolvency proceedings or violation.

D.	At December 31, 2010, Pelephone is in compliance with its undertakings towards the banks and the debenture-holders.

For additional information about the composition of the loans and debentures, their terms and maturity dates, in the reporting period, see Note 14 to the 2010 Financials.

3.15.3	Credit facilities

At December 31, 2010, Pelephone has no approved credit facilities at banks.

3.15.4	Guarantees and charges

See Notes14 and 20 to the 2010 Financials.

For issuances of debentures (see Section 3.15.2C), Pelephone was rated AA- by Midroog.

At the date of this report, Pelephone and its debentures are rated ilAA+ by Maalot, based on an assessment that Pelephone is a strong core holding in Bezeq Group.

In December 2010, S&P Maalot, which rates Pelephone's debentures, announced that it was transferring Pelephone's local debentures to CreditWatch with negative outlook, i.e. a rating of ilAA+ (AA+), due to the Company's announcement of a capital reduction of NIS 3 billion by way of a special dividend and/or a buy-back of shares.

In February 2011, S&P Maalot announced the removal of Pelephone's debentures from CreditWatch, and ratified a rating of ilAA+ with negative outlook.

3.15.5	Pelephone' assessment for raising capital in 2011 and its sources

Pelephone expects to repay approximately NIS 180 million of its loans during 2011, and plans further (current) investments in property, plant and equipment (see Section 3.9.1). Pelephone does not foresee itself raising capital or debt in 2011.

3.16	Taxation

See Note 9 to the 2010 Financials.

3.17	Environmental risks and their management

3.17.1	Statutory provisions relating to the environment and applicable to Pelephone's operations

The broadcasting sites used by Pelephone are "sources of radiation" as defined in the Non-Ionizing Radiation Law. The erection and operation of these sites, excluding those listed in the Schedule to the law, requires a radiation permit.

The law lays down a two-step licensing mechanism: the applicant first requests a permit to construct a radiation source ("the Erection Permit”), which will be in effect for no more than three months and can be extended by the commissioner for up to nine months; and then a permit to operate the radiation source ("the Operation Permit”), which will be in effect for five years or as otherwise determined by the Minister for Protection of the Environment in cases or under circumstances determined by him, taking into consideration the type of radiation source or its location.

For the Erection Permit, by law, provision of the permit is contingent on an assessment of the maximum radiation levels to which human beings and the environment are expected to be exposed from the radiation source, once it is operated, including in the event of a malfunction, and on implementation of the measures needed to limit the exposure levels of human beings and the environment to the radiation expected from the radiation source once it is operated, including implementation of technological means that are in use ("the Limiting Measures”).

With regard to the Operation Permit, by law, grant of the permit is contingent on implementation of the Limiting Measures and to measuring the exposure levels of human beings and the environment to the radiation generated when operating the source of radiation, and the levels not exceeding the maximum exposure levels set by the Commissioner in the law. Furthermore, by law, grant of the Operation Permit is contingent on presentation of a license under the Communications Law and presentation of a permit pursuant to the Planning and Construction Law except when a building permit is not required, in which case the law directs that the applicant submit a statement to the local committee specifying the reasons that a building permit is not required for the source of radiation. If the local council engineer or district planner does not object to granting the Operation Permit within 21 days from the day the statement is submitted, the applicant must submit an additional statement stating that the aforementioned period has passed and no such objection has been made.

The law includes a punitive chapter under which, inter alia, the construction or operation of a source of radiation in contravention of the provisions of the permit and the construction or operation of a source of radiation without a permit, after having been warned in writing by the Commissioner, are strict liability offenses.

A small number of city engineers have acted according to the mechanism provided in the law and have announced that in their option, a particular access facility requires a building permit, and have objected to the grant an Operation Permit for that facility.

The law also indirectly amends the Planning and Construction Law, and provides that a building permit for a cellular broadcasting facility is contingent on the deposit of an indemnity note in respect of claims for compensation pursuant to Section 197 of the Planning and Construction Law, providing that such claim is in accordance with the directives of the National Council.

The Minister for Protection of the Environment also promulgated regulations pursuant to the Non-Ionizing Radiation Law ("the Regulations”).

It should be noted that regulation of the maximum permissible human exposure levels to radiation from a source of radiation and the safety ranges from communication broadcasting installations, including a limit on the placing of radiation masts on roof terraces, is still making its way through the Knesset’s interior Committee for Environmental Quality, as part of a proposed amendment to the regulations which was accompanied by disagreements between the government ministries.

The drawn-out promulgation of the regulations required by Non-Ionizing Radiation Law also led to a petition to the Supreme Court, under which an order nisi was issued on June 27, 2010 ordering the Minister for Protection of the Environment and the Minister of Communications to explain why the proposed regulations should not be submitted immediately for approval by the Knesset’s internal committee for environmental quality. On October 20, 2010 the proposed wording of the regulations was placed before the committee. On January 18, 2011 the committee held a discussion of the request from the Minister for Protection of the Environment to approve the regulations which up to that date had not been approved. On February 7, 2011 a decision in the matter of the above-mentioned petition was handed down whereby there was no longer justification for the petition and it should be struck out.

As part of the policy of the Ministry for Protection of the Environment to increase its law enforcement capabilities, commencing on August 25, 2010 the ministry embarked on a pilot project which entailed the continuous supervision and monitoring of broadcasting centers. This is not external monitoring of the strength of the radiation emitted by the radio broadcasts from the base sites, but, using computer recordings from the control system in the broadcasting sites and examining them to verify the relevant broadcasting data in accordance with the system. In this context, the Minister for Protection of the Environment announced on August 22, 2010 the addition of two conditions to Pelephone’s erection and operation permits whereby, inter alia, a continuous real-time computer report of all the parameters setting the radiation level created during operation of the radiation source should be sent to the Radiation Supervisor and disruptions in the operation of the software and the transfer of data to the Ministry for Protection of the Environment are prohibited. Pelephone is taking part in the pilot and applying the directives of the Ministry for Protection of the Environment in respect of this matter.

Cellular services are provided by means of a cellular phone which emits non-ionizing radiation (also known as electromagnetic radiation). Consumer Protection Regulations (Information regarding Non-Ionizing Radiation from a Cellular Telephone) 2004 ban the sale of cellular phones without the attachment of information on non-ionizing radiation and the maximum permitted radiation level in accordance with the level determined by the Department for the Prevention of Noise and Radiation in the Ministry for Protection of the Environment and as stipulated in these regulations. The regulations also require the presentation of information regarding radiation and the maximum permitted level at telephone points of sale and service centers. See also Section 3.24.2E.

3.17.1	Legal proceedings

For details of material legal proceedings allegedly relating, according to a claim made by the plaintiffs, to topics linked with electromagnetic radiation, see Sections 3.21.D, I and J. It should be noted that Pelephone’s existing insurance polices do not cover electromagnetic radiation damage. In view of an explicit exclusion in the terms of the policy resulting from a global trend, it is difficult to get significant insurance cover at a reasonable cost for this matter.

3.17.2	Pelephone's policy for environmental risk management

Pelephone conducts periodic radiation tests in order to ascertain its compliance with permitted operation standards and the standards of the International Radiation Protection Agency. These tests are outsourced and performed by companies authorized by the Ministry for Protection of the Environment. Pelephone invests an average of NIS 4.5 million per year in this operation. The radiation regulations will require payment of fees amounting to approximately NIS 4 million for the granting and renewal of the permits required under the Radiation Law.

Pelephone has a procedure for supervision of implementation of the provisions of the Non-Ionizing Radiation Law whereby a senior manager is responsible for this implementation..

3.18	Restrictions on and control of Pelephone's operations

3.18.1	Statutory limitations

A.	Communications Law and the cellular license

Pelephone’s provision of cellular services is subject to the provisions of the Communications Law and its regulations. For details of the cellular permit granted to Pelephone by virtue of the Communications Law, see Section 3.18.2.

The law qualifies the Director-General of the Ministry of Communications to impose financial sanctions for various breaches of the provisions of the law and ordinances and provisions by virtue thereof, and for breaches of the terms of the permit.

B.	Wireless Telegraph Ordinance

The Wireless Telegraph Ordinance regulates the use of the electromagnetic spectrum, and applies, inter alia, to the Company’s use of radio frequencies, as part of its infrastructure. Under the Telegraph Ordinance, the establishment and operation of a system using radio frequencies requires a license, and the use of radio frequencies requires designation and allocation of a suitable frequency. The Telegraph Ordinance imposes license fees and fees for designation and allocation of frequencies.

For several years, the Government has been coping with the existing shortage of radio frequencies for public use in Israel (inter alia, due to the allocation of a great many frequencies for security uses), by limiting the number of licenses issued for the use of frequencies, on the one hand, while increasing fees payable in respect of the allocation of frequencies on the other. The shortage of frequencies is also liable to cause difficulties in implementing certain technologies (e.g. advanced technological infrastructures such as LTE – see Section 3.1.5).

For the allocation of radio frequencies to Pelephone, see Section 3.10.2 above.

C.	Arrangements Law

The Arrangements Law was approved by the Knesset in December 2010 and it amended various laws and stipulated additional provisions relating inter alia to the Communications Law and the Wireless Telegraph Ordinance. Most of the amendments linked to Pelephone’s operations are provisions regarding domestic roaming services, a restriction on the exit fee a cellular carrier may collect from subscribers, network neutrality, relaxations on the import of terminal equipment and restrictions on payment for SIM card locking (see Section 3.7..2).

D.	Installations emitting electromagnetic radiation – See Section 3.17.

E.	Consumer Protection Law

During the course of its operations, Pelephone is subject to the Consumer Protection Law which regulates the obligations of an operator vis-à-vis consumers. In December 2010 transaction cancellation regulations entered into force. These regulations allow consumers to cancel transactions for the purchase of goods to the value of more than NIS 50 and transactions for the purchase of cellular services, within 14 days from the purchase date (subject to restrictions). Furthermore, these regulations regulate the way a payment made by the consumer for a product is reimbursed.

F.	Change in interconnect fees (call completion fees)

For details of a significant reduction in the interconnect fees paid to the cellular operator, see Sections 1.7.3C and 3.1.3.

3.18.2	Pelephone's cellular licenses

A.	General

Pelephone’s general license is valid until September 8, 2022.65

Likewise, in April 2001, the Civil Administration for the Administered Territories granted Pelephone a general license for the provision of cellular services in the Administered Territories. The license is valid until October 30, 2011 and the provisions of the general license granted to Pelephone by the Ministry of Communications are applicable to it.

The following are the principal provisions of Pelephone's license:

1.	Under certain circumstances, the Minister is entitled to modify, restrict or suspend the terms of the license, and in certain instances to even revoke it.

2.
The license is non-transferable, and it contains restrictions on the acquisition or transfer (including by way of a charge), directly or indirectly, of control or of 10% or more of any means of control in Pelephone, including an encumbrance on said means of control, unless the Minister has given his consent beforehand.

3.	Pelephone is obliged to provide an interconnect service under equal terms to all other operators and it shall refrain from any discrimination in the implementation thereof.

4.	Pelephone must refrain from preference in the provision of infrastructure services to a licensee a company with an interest (as defined in the license) over another licensee.

65	The text of Pelephone's cellular license is published on the website of the Ministry of Communications www.moc.gov.il

5.
Pelephone is not entitled to sell, lease or mortgage any of the assets used for the implementation of the license without the consent of the Minister of Communications, except for certain deviations stipulated in the license (see also Note 14 to the 2010 Financials):

6.	In times of emergency, whoever is statutorily competent shall have the authority to issue Pelephone with certain instructions on its mode of operation and/or manner of provision of services.

7.
The license sets forth the types of payments that Pelephone can collect from its subscribers for cellular services, mechanisms for setting tariffs, reports that Pelephone must submit to the Ministry of Communications and also the duty of serving notice to the Ministry of Communications prior to modifying tariffs. The license also determines the Minister’s power to intervene in tariffs, in certain cases.

8.
The license commits Pelephone to a minimal standard of service, including setting up of service call centers, the determination of a maximum period for repair of malfunctions, an accounts collection procedure and protection of the privacy of the recipient of the service.

9.
To secure Pelephone's undertakings and to compensate and indemnify the State of Israel for any damage caused by acts committed by Pelephone, Pelephone is required to furnish a bank guarantee for USD 10 million. The license determines the instances in which such guarantee may be forfeited.

B.	Changes in Pelephone's license

As noted, the Minister is authorized to amend, add to or detract from the conditions of the license. In December 2010 the Ministry of Communications published wide-ranging amendments to the cellular licenses relating to a variety of consumer issues. Following are the principal amendments which have a significant effect on Pelephone’s operations:

1.
Receipt of explicit consent from content consumers by means of signature on a service access form. Pursuant to the amendment, new subscribers who fail to note their selection on the form and existing subscribers who have not responded to the form by January 2012, will be blocked by the licensee from receiving content services. This amendment requires that the Company initiate contact with its subscribers in order to receive their signatures on the form. The amendment is likely to have a detrimental affect on service to subscribers who do not manage to sign the form and to harm the Company's revenues accordingly.

2.	Addition of a separate page with the principal details of the transaction for the cellular agreement, to be signed by the customer.

3.	Determination of a minimum period of 10 days between the invoice issue date and the actual date on which the customer is debited.

4.	Changes in the customer credit process which determine a rigid period from the date when a customer requests the credit until the Company finishes handling the customer’s request.

5.	Addition of the obligation to actively notify customers regarding their package usage.

3.18.3	Royalties

Pelephone pays royalties to the State of Israel out of its revenues which are liable for royalties pursuant to the Royalties Regulations. For details of an increase in the royalties percentage, see Section 1.7.3C.

In 2009 Pelephone paid approximately NIS 44 million as royalties and in the same year it paid 1.5% of its liable revenues as royalties. In 2010 Pelephone paid approximately NIS 31 million as royalties in respect of its operating activities in that year, when the percentage of royalties amounted to 1% of its liable revenues. Pelephone also paid royalties awarded against it for prior years (see Section 3.21.2A).

3.18.4	Site construction licensing

Pelephone’s cellular service is provided, inter alia, through cellular sites spread over Israel in accordance with engineering requirements. The constant need to upgrade and improve the quality of the cellular services necessitates setting up cellular sites, configuration changes and changes in existing antenna systems.

Pelephone deploys two main types of broadcasting sites and in two tracks: macro sites that require a building permit from planning and construction committees (see reference to NOP 36 and wireless access devices (“access devices”), which are exempt from a building permit in accordance with Section 27 of the Communications Law and Section 266(C) of the Planning and Construction Law, 1965 "(the Exemption Provision”).

Building permits by virtue of NOP 36

Licensing the construction of cellular broadcasting sites that require building permits is governed by NOP 36, which came into force in 2002.

The NOP 36 licensing process requires, inter alia, obtaining a number of approvals from government authorities and regulators, including: (a) approval for construction and operation from the Ministry for Protection of the Environment (see Section 3.17.1); (b)  approval of the Civil Aviation Administration in some cases; and (c) approval of the Israel Defense Forces.

In addition, under the law, a condition for licensing the construction of a cellular broadcasting facility is that entities requesting permits submit to the local council an  indemnity note relating to claims for compensation in respect of impairment of value pursuant to Section 197 of the Planning and Construction Law, and the indemnity will be a full indemnity (100%). At the date of this update, Pelephone has deposited 234 indemnity notes with various local councils in accordance with the law.

Despite NOP 36 in its existing format, Pelephone (and its competitors) encounter difficulties in obtaining some of the required approvals, and in particular approvals from planning and construction authorities.

At the same time, criticism has been leveled at NOP 36 by various entities (including the argument that it is not applicable to 3G frequencies), which has led to a proposal to amend NOP 36 in a number of rounds ("the Proposed New NOP 36A”).

Access devices exempt from building permits

The second track under which Pelephone sets up broadcasting sites is the access device track. Access devices require specific radiation permits according to the Radiation Law but are exempt from a building permit if they are constructed pursuant to the conditions provided in the Exemption Provision.

Some local authorities have disputed the applicability of the Exemption Provision to access devices of a cellular network and to its use. Pelephone's position on the applicability of the exemption was accepted in a number of rulings and decisions by local affairs courts and the use of such facilities and the supporting equipment was approved. One decision in the same instance gave an opposite practice. Appeals have been filed for some of these rulings and decisions, some of which are still pending before the Supreme Court.

On September 9, 2009, the Attorney General summarized his position on the legal issue of access devices whereby the frequencies regulations for access devices which contain the exemption from a building permit for wireless access devices as prescribed in Section 266C of the Building and Planning Law, were duly promulgated by authority and by law. Nevertheless, the Attorney General determined that in view of the legal and factual changes which have taken place over the years since the regulations were promulgated, and in view of their importance, which were discussed and clarified during the team's deliberations and in its report, the arrangement in its present format does not properly balance the interest of efficiency and competition with the interests embodied in the Building and Planning Law. The Attorney General further stipulated that the Ministries of the Interior and Communications shall, by the end of October 2009, file amendments which will prescribe conditions limiting and restricting the applicability of the exemption from a building permit and use of that facility.

On June 16, 2009, the Forum for Cellular Sanity and others filed a petition (this petition was preceded by another petition to local government from July 2008 which centered on the issue of access devices) to the High Court of Justice (“HCJ”) for an order nisi to instruct the Attorney General to explain, inter alia, why the State Prosecutor's response regarding Pelephone's application for permission to appeal must not be withdrawn, and to explain why the enforcement instructions issued to the urban claimants by the Attorney General should not be cancelled, whereby indictments are not to be filed or administrative demolition orders to be issued in respect of the erection and operation of cellular access devices without building permits.

On September 9, 2010, an update notice was sent by the State to the HCJ whereby on September 7, 2010 the Minister of the Interior sent a draft of the Planning and Construction (Installation of a Cellular Wireless Communication Access Device) Regulations, 2010 ("the Access Device Regulations”) for approval to the Knesset Economics Committee. The proposed Access Device Regulations determine highly restrictive conditions for application of  the exemption from a building permit for a wireless access device.

In a later update notice sent by the State to the HCJ on September 15, 2010, the State announced that the Attorney General believes, inter alia, that owing to the delay in presenting the Access Device Regulations for additional discussion and approval by the Economics Committee, instead of an interim order, a temporary order should be granted for the petitions which will ban the construction, with an exemption from a building permit, of additional wireless access devices used by the cellular licensees to provide cellular services, until the promulgation of access device regulations and until the entry into force of the basic arrangement stipulated therein. The Attorney General also clarified that the basic arrangement in the access device regulations reflects the desired balance between all the various considerations relevant to the matter and in light of this, if the access device regulations are approved and promulgated and the basic arrangement determined therein takes effect, he believes the HCJ will have no grounds for intervention to include the cellular frequency sector in the access device frequency regulations.

In view of the aforesaid, on September 16, 2010 the HCJ handed down a temporary injunction as requested in the notice of the Attorney General to the government dated September 15, 2010, and it was stipulated that the injunction would be valid until the entry into force of the arrangement determined in the draft access device regulations or until otherwise decided. On February 16, 2011 the HCJ qualified the temporary injunction so as to permit the cellular companies to exchange access devices which were no longer used or which were not in working order, subject to the terms laid down in the HCJ ruling. The temporary order remains in place.

Pelephone believes that if the access device regulations are approved as proposed, the option of using the exemption from building permit track in order to erect cellular access devices will be restricted to a very significant degree. A restriction of this track, together with the proposed tightening of the terms for construction of base sites in the parallel Proposed New NOP 36A track are likely to lead to noticeable tightening at the level of the obstacles restricting the construction of new broadcasting sites and access devices and even to have an adverse effect on the quality of the cellular network.

Pelephone uses access devices to provide coverage and capacity to highly populated areas. Reducing or preventing use of the access devices track in a given geographical area may have an adverse effect on service in those areas. If it is legally required that sites in a given geographic area be simultaneously demolished, service in that area is liable to deteriorate until substitute broadcasting sites can be built. As at the date of this report, Pelephone operates 499 wireless access devices.

Summary: Pelephone’s ability to maintain and preserve the quality of its cellular services as well as its coverage is based partly on its ability to construct cellular sites and install information equipment, including broadcasting sites. The difficulties encountered by Pelephone in obtaining the licenses and approvals required may have an adverse effect on the existing infrastructure, network performance and on the construction of the additional cellular sites required by the network.

Inability to resolve these issues in a timely manner is liable to prevent the achievement of the service quality targets laid down in the cellular license.

A few sites constructed years ago still lack approvals from the Civil Airport Administration and the IDF, even though applications for the approvals were submitted a long time ago. Furthermore, there are administrative or other delays in some of the building and planning committees in issuing building permits to sites. Pelephone is consequently operating a number of broadcasting sites before obtaining the requisite building permits. Applications for the building permits were submitted by Pelephone to the building and planning authorities and are at various stages of discussion or approval.

Construction of a broadcasting site without a building permit constitutes a breach of the law and in some cases it has led to the issuing of demolition orders of sites or the filing of indictments or instigation of civil proceedings against Pelephone and some of its officers.

At the reporting date Pelephone has succeeded in most of the above cases in refraining from demolition or delaying implementation of the demolition orders as part of arrangements made with the planning and building authorities in order to attempt to regulate the missing licensing. These arrangements did not require an admission of guilt and/or conviction of Pelephone's officers. Notwithstanding, there is no certainty that this situation will continue in future, or that there will be no further cases where demolition orders will be issued and indictments will be filed because of building permits, including against officers.

Like other cellular operators in Israel, Pelephone might be required to dismantle broadcasting sites before the requisite approvals and permits have been obtained, on the dates stipulated in the law. . If it is legally required that sites in a given geographic area be simultaneously demolished, service in that area is liable to deteriorate until substitute broadcasting sites can be built

3.18.5	Antitrust

The document setting out the terms of the merger between Pelephone and Bezeq includes various restrictions as to cooperation between the companies which were updated in 2010 (see Section 2.16.8D).

3.18.6	Standards

Pelephone conducts routine durability and quality control tests of its facilities. The quality control and supervision do not detract from Pelephone’s responsibility towards its customers for the quality of the services it provides.

Pelephone complies with the requirements of Israeli Standard ISO 9001, 2008 version  for mobile radio telephone (cellular) services and it undergoes periodic inspections by the Standards Institute of Israel  to confirm compliance with the standard. The current certification is valid until December 2013.

Once a year, an inspection is conducted to ensure that Pelephone's operations comply with the requirements of the standard. The last inspection was in December 2010, and was successful.

3.19	Substantial agreements

For undertakings to banks, see Section 3.15.2.

For trust deeds signed with Union Bank Trust Co. Ltd. at the time of issue of debentures, see Section 3.15.2C.

For agreements with Apple and with Eurocom Cellular Communication, see Section 3.12.1.

3.20	Cooperation agreements

For cooperation agreements with content providers regarding value added services, see Section 3.12.2. For roaming agreements, see Section 3.2.1.

3.21	Legal proceedings

Following an adjustment of the Group’s  materiality bar as of October 1, 2010, this annual statement contains references and/or updates to legal proceedings amounting to 5% and more of the Group’s net profit from current operations (approximately NIS 130 million and more66) according to the Company's latest consolidated annual statements, and also legal proceedings where the amount claimed was not stated in the statement of claim unless it was a claim which apparently does not meet the above-mentioned quantitative criterion (that is, unless there are additional aspects and/or implications to the proceeding beyond the financial).67

66
In order to examine compliance of claim amounts with this criterion the amounts were linked to the CPI. The amounts set forth in this section are the original amounts (excluding linkage differentials) in respect of said criterion, in the event that similar proceedings are initiated against a number of companies in the Group, the claim amount is likely to be examined cumulatively for all the proceedings together.

67
Following are details of Pelephone's legal proceedings which were described in the Company's 2009 Periodic Report (by section number in this report) which do not meet the  materiality bar and so they are not described in this report and updates in respect thereof will not be included: 3.21.4, 3.21.8, 3.21.10, 3.21.17 and 3.21.19.

As part of its normal course of business legal claims have been filed against Pelephone, including applications for certification as a class action.

3.21.1	Pending legal proceedings

Following are details of the claims whose claimed amounts are material and claims which could have material implications for Pelephone's operations:

A.
In December 2000, the State of Israel filed a claim with the District Court in respect of royalties allegedly owed for the period from January 1994 until February 1996. The amount being claimed is NIS 260 million, including principal, linkage differences and interest. In September 2010 a ruling was handed down against the Company which accepted some of the State’s arguments. The amount the Company was obligated to pay amounted to approximately NIS 150 million, including principal, linkage differences and interest. It was paid in October 2010. Furthermore, in October 2010 Pelephone filed an appeal against the ruling in the Supreme Court.

B.	In September 2001, a claim was filed at the Ramallah District Court by Paltel, the General Public Palestinian Communications Company Ltd., against Pelephone and another company.

The plaintiff alleges that inter alia, the defendants supply cellular communication services to the residents of the West Bank and the Gaza Strip, without a license, thereby violating various provisions of law and prejudicing the exclusive rights of the plaintiff.

The reliefs requested are a permanent judicial injunction preventing the defendants from providing communications services in the areas of the Palestinian National Authority, as well as a financial action for NIS 676 million from Pelephone alone.

At the date of closing this report, the process of serving the claim was halted by the Attorney General and notice by publication which had been sent by registered mail was returned through the Ministry of Justice.

It should also be noted that Pelephone does not recognize the jurisdiction of the court in Ramallah.

Pelephone learnt that the Ramallah court may have given a decision in the claim.

According to the Emergency (Judea, Samaria and the Gaza Strip – Jurisdiction in offense and legal aid) (Territories of the Palestinian Authority – Legal Aid in Civil Matters) Order, 5759-1999, enforcement of decisions given by a court of the Palestinian Authority may only be executed if approved by the Commissioner for Legal Aid at the Ministry of Justice. Pelephone is of the opinion that such a decision – if given – was given without jurisdiction, was contrary to public order and contrary to the provisions of the interim agreement and the Extension of the Effect of the State of Emergency Regulations (Judea, Samaria and Gaza Strip –Jurisdiction in Offences and Legal Aid) Law, 5727-1967.

If an attempt is made to submit this decision for the approval of the Commissioner, or to enforce it in any other way whatsoever, Pelephone will act to prevent such approval and/or enforcement of the decision and/or execution proceedings or their voidance, for the reasons noted above, which were behind the Commissioner's decision to prevent the service of the claim on Pelephone from the outset, as well as that the fact of the claim being heard in the court in Ramallah without service of process in accordance with the Order and agreement, constitutes breach of the agreement and harms the sovereignty of Israel, and that any decision given in such a claim is without effect.

C.
In August 2006, a claim was filed at the District Court against Pelephone and against Cellcom Israel Ltd and Partner Communications Ltd., together with a motion to certify it as a class action, in the total amount of NIS 100 million (the “Nachmani Claim”).

In November 2006, a claim was filed in the Tel Aviv District Court against Pelephone and against Bezeq, Hot and Partner, together with a motion to certify it as a class action, in the total amount of NIS 159 million. Of this amount, NIS 53 million is against Pelephone, together with Bezeq and Hot (the “Golan Claim”). In a procedural arrangement reached between the parties, it was determined that the Nachmani Claim would be conducted against Pelephone and against Cellcom Israel Ltd. and Partner Communications Ltd., and the Golan Claim would be conducted against Bezeq and Hot, and the two procedures would be amalgamated.

The claim refers to the time of disconnecting calls made from the cellular network to the Bezeq or Hot networks. The claim alleges that in such calls, where a Bezeq or Hot customer initiates termination of the call, there is an excess charge until the call is actually disconnected. In this matter, see Section 2.18.5.

D.
In December 2007, a claim was filed in the Tel Aviv District Court against Pelephone, Cellcom and Partner, together with a motion to certify it as a class action in the amount of NIS 1 billion. The claim relates to radiation damage from cellular antennae which were ostensibly erected unlawfully.

E.
In July 2008, a claim was filed in the Tel Aviv District Court together with a motion to certify it as a class action.The total amount of the claim is NIS 240 million. The claim is for the refund of amounts which the plaintiffs allege was over-collected from Pelephone's subscribers, and is divided into three causes and three separate groups of plaintiffs:

First: an allegation that when making a "dial-on" call from the 144 information service (i.e. continuation of the call to the subscriber whose number was requested, without disconnecting the call), Pelephone charges for airtime also for the time until the called party answers, in ostensible violation of Pelephone's license. The amount claimed for this cause is approximately NIS 24 million.

Second: an allegation that the defendant (Pelephone) collects interest in arrears from a subscriber who is late in paying Pelephone, as well as "rescheduling" interest where payments are rescheduled, in ostensible violation of Pelephone's license. The amount claimed for this cause is approximately NIS 48 million.

Third: an allegation that Pelephone collects payment in respect of a standing order, handling fees for the voucher and commission for payment of a voucher at a service center, ostensibly in contravention of its license. The amount claimed for this cause is approximately NIS 168 million.

F.
In August 2009, a claim was filed in the Petach Tikva District Court together with a motion to certify it as a class action.The claim addresses the saving of SMS messages which are sent through the Pelephone network, in Pelephone's systems.According to the plaintiffs, saving these messages is in contravention of the law and of Pelephone's license. The relief requested is as follows: declaratory relief, that the information is held unlawfully, mandamus to delete the information, an injunction to prevent messages being saved in future, as well as undefined monetary relief (to be decided by the Court).

G.
In August 2009, a claim was filed in the Tel Aviv District Court together with a motion to certify it as a class action.The claim was filed against Pelephone Communications Ltd., Shamir Systems Ltd., and Unicell Advanced Cellular Solutions Ltd. The amount of the claim is approximately NIS 200 million (not divided among the respondents). The claim is for the refund of amounts collected by the respondents (which are debited through the cellular bill) in respect of services provided by the respondents Shamir and Unicell through the cell phone (information sent by SMS). The claim includes requested relief of mandamus, instructing the respondents to discontinue their practice of such debiting. According to the claim, the plaintiff did not ask to join the service offered by Shamir and Unicell, and charging for such services is therefore unlawful.

H.
In October 2009, a claim was filed in the Tel Aviv District Court together with a motion to certify it as a class action.The amount of the claim is NIS 331 million. According to the applicant, Pelephone is in violation of its license by offering benefits for purchasing a handset and a refund of competitors' fines, for a period which is longer than the 18-month commitment period (to 36 months). The claim is for Pelephone to pay its customers compensation, equal to the benefits which Pelephone gives its customers during the period after the 18 months, and to instruct the company to limit the benefits it offers to 18 months.

I.
In March 2010 a claim was filed in the Tel Aviv District Court together with a motion to certify it as a class action. The total amount of the claim is approximately NIS 4.2 billion and the amount of the claim against Pelephone is NIS 2.1 billion. The applicants argue that Pelephone acts in contravention of its license and the law in that it does not purchase insurance covering its liability for bodily damage arising from exposure to cellular radiation. The application also includes relief requested for an order instructing Pelephone  to take out such insurance.

J.
In May 2010 a claim was filed in the Tel Aviv District Court together with a motion to certify it as a class action. The claim was filed against the four cellular companies (Pelephone, Partner, Cellcom and MIrs) where the amount of the claim against each of Pelephone, Partner and Cellcom is NIS 3.68 billion and the total amount of the claim (against the four companies) is more than NIS 12 billion. The applicants argue that the cellular companies are in breach of the following duties: (1) to erect cellular antenna sites of the required scope, proportion and deployment; (2) to check, correct and provide information about the non-ionizing radiation values in cellular handsets after repair, etc.; (3) to warn against the risks involved in how the cellular handset is held. The application includes numerous other declaratory reliefs and applications for writs of mandamus relating to the above matter.

K.
in June 2010, a claim was filed in the Central District Court together with a motion to certify it as a class action. The amount of the personal claim is NIS 958 (plus linkage and interest). The total amount of the action is not stated, but the application notes that it is estimated in the hundreds of millions of shekels. According to the application, Pelephone collects payment from its customers for services to which the customers have not requested to subscribe, and transfers their personal information to external suppliers without their approval, which contravenes the agreement and the law. The claim is for restitution of those moneys. The application also includes reliefs for orders instructing Pelephone, inter alia, to cease these debits and to cease transferring the information to suppliers.

L.
In August 2010, a claim and a motion to certify it as a class action were filed in the Central District Court against Pelephone. The amount of the claim is not stated, but the application is estimated in the tens of millions of shekels. According to the applicant, Pelephone should refrain from collecting Value Added Tax from customers who use its services when they are outside Israel. The application also includes the relief of an order instructing Pelephone to cease charging its customers for the services they use outside Israel, and an order instructing that the moneys collected to date be restituted.

M.
In October 2010, a claim and a motion to certify it as a class action were filed against Pelephone and others in the Tel Aviv District Court. The amount of the claim against Pelephone is NIS 1.6 billion, out of a total of NIS 3.2 billion. The claim is for the restitution of amounts collected by the respondents (and debited by means of the cellular phone bill), for services provided by respondents Unicell, Telemeser and Select by cellular telephone. The claim alleges that the applicants did not request to subscribe to the services of those respondents and therefore the debit in respect thereof is unlawful.

N.
In October 2010, a claim and a motion to certify it as a class action were filed against Pelephone in the Tel Aviv District Court, alleging that Pelephone is acting in contravention of the Consumer Protection Law by failing to provide its customers with a written document containing the details required under the Consumer Protection law, when entering into an agreement for changing or adding to a continuing transaction. The plaintiff is applying for a writ of mandamus and declaratory relief which will direct Pelephone to comply with the provisions of the above-mentioned Consumer Protection Law and also for monetary reliefs from October 2008 until the filing of the claim in the amount of NIS 98 million. For details of similar claims filed against other Group companies by other plaintiffs represented by the same lawyer, see Sections 2.18.10, 4.20.6 and 5.20.1.

O.
In January 2011, a claim was filed in the Jerusalem District Court together with an application for it certification as a class action in the amount of NIS 150 million. According to the applicant, he purchased two Samsung handsets but us unable to use them for surfing the Internet even though he purchased surfing services. The amount of the action reflects, according to the plaintiff, harm to his family and work.

3.21.2	Procedures concluded in the reporting period

A.
In December 2002 a claim and an application to certify it as a class action were filed in the Tel Aviv District Court against Pelephone and Cellcom in the amount of NIS 4 billion, of which NIS 2.4 billion against Pelephone.

The claim relates to amounts collected by Pelephone and Cellcom for interconnect fees for incoming calls between May 10, 1996 and October 2, 2000. It alleges that each cellular carrier has a monopoly on its incoming calls coming; Pelephone and Cellcom abused their monopolistic status by setting high and unfair prices for such calls; the correct and appropriate tariff for such calls is NIS 0.25 per minute, and not as collected in the past by Pelephone and Cellcom, or as presently determined by the interconnect regulations. In December 2008 the claim was deferred. In January 2009 the plaintiffs filed an appeal. In May 2010 the appeal was denied.

B.	In June 2007, a monetary claim and a motion to certify it as a class action were filed in the Tel Aviv District Court against Pelephone.

The aggregate amount of the claim is NIS 239 million and it relates to a group of Russian customers who were offered plans which are the subject of the claim. The plaintiffs argue that Pelephone deceived the “World Plan” subscribers, in other words, that the plan framework provided for them to be billed on the basis of 12-second dialing units, while in actual fact, these subscribers were billed on the basis of one-minute dialing units. They also claim that Pelephone failed to attach to the agreement documents the plan’s tariffs, as required by its license, with the aim of achieving the purpose of the deception. In July 2010 the claim was dismissed.

C.
In May 2008, a monetary claim in the amount of NIS 479.5 was filed in the Tel Aviv District Court (the statement of claim is headed “Class Action” but it does not contain the amount claimed from the whole group and it does not contain separate services of process – “Statement of Claim” and “Motion to Certify a Claim as a Class Action”, as required). As stated above, the total amount of the claim is not defined in the claim. Pelephone is defendant no. 2 while defendant no. 1 is the Israel Only 5 Lotto Club Company Ltd.

The claim is for the restitution of sums by defendant no. 1, which according to the plaintiff, were claimed by it, via Pelephone, from subscribers of its “Customer Club” for services it provided to these customers. The plaintiff argues that in an agreement between defendant no. 1 and the members of the Customer Club, which was the basis for adding them to the club and collecting moneys from them, there were flaws, and consequently the above amounts should be reimbursed to the subscribers. The specific argument against Pelephone is that the debit for the services of defendant no. 1 is not clearly distinguishable in the bill sent by Pelephone to its customers, allegedly in breach of Pelephone's license. In August 2010 the claim was dismissed.

D.
In January 2009 a claim and a motion to certify it as a class action were filed in the Tel Aviv District Court in the total amount of NIS 219 million (plus compensation for mental anguish to be determined by the court).

The claim is for the restitution of amounts collected by the defendant from its subscribers, as argued by the plaintiff, for surfing by representatives of the defendant on a handset while it was being repaired. In January 2009 a claim a claim and a motion to certify it as a class action were filed in the Tel Aviv District Court in the total amount of NIS 570 million. The claim is for the restitution of amounts collected by the defendant from its subscribers, as alleged by the plaintiffs, for surfing on a handset in order to back up the phone book, carried out by representatives of the defendant while the handset was being repaired. The grounds for the claim are similar and even appear to parallel the grounds of the above claim. In June 2010 the claims were dismissed after the claim was removed in the framework of a settlement agreement.

E.
In August 2009, a claim and a motion to certify it as a class action were filed in the Central District Court. The claim is for the restitution of amounts collected by Pelephone for payment by standing order, and it is argued that this collection is contrary to Pelephone's license and the law. The amount of the personal claim is NIS 173. The amount of the class action is not stated. The claim contains relief requested in the form of a “permanent injunction” instructing the respondent to cease collecting the amount, and “declaratory relief” that its collection is unlawful. In December 2010 the claim was dismissed and the plaintiff was billed for costs.

3.22	Business objectives and strategy

Pelephone’s principal strategic objectives are these:

3.22.1	Growth of data services

A.	Increasing revenues from data services by increased marketing of mobile devices, cellular modems (NetStick) and smartphones.

B.	Marketing data (internet) packages.

C.	Increasing data transfer speeds.

3.22.2	Growth of value added services

A.	Development of unique applications

B.	Marketing of existing applications such as satellite navigation services (GPS), music library (Musix) and TV channels (Super TV)

3.22.3	Continued encouragement of customers to migrate from the CDMA network to UMTS/HSPA network.

3.22.4	Increase customer satisfaction

3.22.5	Constant improvement of network infrastructures

3.23	Outlook for development in the coming year

In 2011, a number of negative and positive factors are expected to affect Pelephone’s activities, the main ones being:

3.23.1	Regulation

In 2011, Pelephone expects revenue to be adversely affected by regulation of policy, license amendments, consumer legislation and various administration provisions which have recently taken effect, including a reduction of the interconnect fee, the introduction of MVNO, which are liable to harm market share and cause a decline in tariffs, restrictions on exit fees (see Section 3.7.2D).

3.23.2	Innovative value-added services

In 2011, Pelephone is expected to continue to improve its existing services and to widen its range of advanced value-added services which will help improve brand perception and increase revenue from existing customers.

3.23.3	Increase in revenues from value added services

Pelephone expects that during 2011, it will continue to increase the number of customers using 3G on the HSPA/UMTS network, it will expand the supply of services, and as a result Pelephone will continue to increase its revenue in this sector.

Pelephone's above assessments of developments in the year to come are forward-looking information as defined in the Securities Law. These assessments are based, inter alia, on the state of competition in the cellular sector, the existing regulatory situation and the manner in which innovative changes are implemented in regulation, the Company's assumptions and forecasts with regard to the speed of entry into the cellular market of the MVNO operators, the Company's forecasts in connection with the continued demand for advanced value-added services and the continuation of growth in the number of subscribers using 3G services on the UMTS/HSPA network. These assessments might not be realized or might be realized in a materially different manner from the one already described, depending, inter alia, on the structure of competition in the market, changes in the consumption habits of cellular customers and regulatory developments in the segment.

3.24	Risk factors

The Israeli market in which Pelephone operates is stable by nature, however, there are risk factors deriving from the macro-economic environment, the unique qualities of the sector in which Pelephone operates, and risk factors that are unique to the Company.

3.24.1	Macroeconomic risks

Exposure to changes in exchange rates, interest rates and rates of inflation – Pelephone is exposed to risks due to changes in the exchange rates, as most of its terminal equipment, accessories, spare parts and infrastructure are purchased in US dollars, whereas Pelephone's revenues are in shekels. An erosion of the shekel against the dollar may affect Pelephone's profitability if it is unable to adjust the sale price in the short term. Pelephone's loans and debentures which are linked to the CPI bear fixed interest so that any change in the interest rate will affect their fair value but not their book value.

3.24.2	Sector risks

A.
Investments in infrastructure and technological changes – The cellular market in Israel and in other countries is characterized by material capital investments in the deployment of infrastructure and in subscriber equipment. The frequent technological changes in infrastructure and terminal equipment and the fierce competition in various market segments impose a heavy financial burden on the companies operating in the market, requiring them to update their infrastructure technology from time to time or to introduce new devices into the market at heavy cost.

B.
Customer credit – Pelephone’s sales to its customers are mostly credit-based. Most of this credit, which is not covered by either insurance or sureties, is exposed to risk. Due to the wide distribution of its customers, Pelephone believes that there is a low risk of substantial harm to its business results.

C.
Regulatory developments – In the area of Pelephone’s operations, there is a trend to legislate and impose standards on issues such as the environment, increased competition, tariffs, product liability and the methods used for repairing products. These regulations might, inter alia, make it much more difficult to construct cellular sites, impairing network quality, and increasing the costs of services and marketing. Due to the strong competition, it might not be possible to roll those costs in full onto consumers, which could erode profits in the sector. Furthermore, regulatory intervention and the uncertainty it entails may have an adverse effect on the Pelephone’s ability to plan its business activity.

D.
Competition – The cellular market in Israel is characterized by a high degree of saturation and strong competition, and is exposed to influences due to technological and regulatory developments (see Section 3.7).

E.
Electromagnetic radiation – Pelephone operates hundreds of transmission facilities and sells terminal equipment that emits electromagnetic radiation (see Section 3.17). Pelephone is taking steps to ensure that the levels of radiation emitted by these transmission facilities and terminal equipment do not exceed the levels of radiation permitted in the directives of the Ministry of Environment Protection (levels adopted in accordance with international standards). Even though Pelephone acts according to the directives of the Ministry of Environment, if health risks are found to exist or if the transmission sites or terminal equipment are found to emit more radiation than that allowed in radiation standards, constituting a risk to health, this could have a negative effect caused by a reduction in the use of Pelephone’s services, difficulty in renting sites, compensation claims for physical and property damages in substantial amounts and attempts to exercise the deeds of indemnity that were deposited with the planning authorities with respect to section 197 of the Planning and Construction Law. Pelephone’s third-party liability policies do not currently cover electromagnetic radiation.

F.
Site licensing – The establishment and operation of cellular antennas are subject to building permits from the various planning and building committees, a process that involves, inter alia, a number of approvals from State entities and regulatory bodies. For details of the difficulties encountered by Pelephone in the establishment and licensing of sites, see Section 3.18.4. These difficulties may impair the quality of the existing network and even more the deployment of the new network.

3.24.3	Pelephone’s risk factors:

A.
Terminal equipment quality – Pelephone might be exposed to losses in the event of malfunctions in the terminal equipment that it sells, including indirect damages that could result from such malfunctions.

B.
Property risks and liabilities – Pelephone is exposed to various property risks and liabilities. Pelephone employs the services of expert professional external insurance consultant in this field. Pelephone has insurance policies which cover the usual risks which Pelephone is exposed to within the limits of the conditions of such policies, including various forms of property insurance and liability insurance, loss of profits, third party liability insurance and officers’ insurance. However, its policies do not cover some types of risk, including certain faults arising from negligence or human error, radiation risks, terror, etc.

C.
Serious malfunctions in information systems – Pelephone’s information systems are networked throughout the country through designated communications lines and through the internet. Pelephone’s business is highly dependent upon these systems. Wide-scale malicious harm or malfunction might adversely affect Pelephone’s business and results.

D.
Serious malfunctions in the communications network – Pelephone’s communications network is deployed around the country through network core sites, antenna sites and other systems. Pelephone’s business is totally dependent upon these systems. Wide scale malicious harm or malfunction might adversely affect Pelephone’s business and results.

E.
Damage by natural disasters, war, catastrophe - damage to the switching farm and/or servers used by Pelephone for its core activities could have an adverse effect on Pelephone’s business and its results.

F.
Legal proceedings – Pelephone is a party in legal proceedings, including class actions, which will possibly result in its being charged for material amounts that cannot presently be estimated and generally no provision has been made in Pelephone’s financial statements for these proceedings. Class actions may reach high amounts, since approximately one third of the residents of Israel are Pelephone consumers, and a claim relating to a small amount of damage to a single consumer may grow into a material claim against Pelephone if certified as a class action applicable to all or a large proportion of those consumers.

G.
Pelephone uses two frequency ranges: 850 MHz and 2100 MHz. In certain situations Pelephone's frequency inventories might not be suited to the implementation of new technologies emerging in the cellular communication sector in a manner which could make it difficult for Pelephone to implement them. This would have having an adverse effect on Pelephone's competitive status, since the other licensees have a different frequency inventory, some of which might suit those technologies and on the difficulties entailed by the allocation of new frequencies (see Section 3.18.1B). Furthermore, the frequencies are exposed to interference and could impair service quality of networks operated by Pelephone. The factors that could cause interference include the fact that the 850 MHz frequency is also used for terrestrial television broadcasts, television stations broadcasting in the Middle East (mainly in Cyprus) on the same frequency, causing interference in Pelephone’s 850 MHz  EVDO/XRTT1 and UMTS/HSPA networks.

Below is a chart grading the effect of the above-mentioned risk factors on Pelephone's operations, as assessed by Pelephone's management. It should be noted that Pelephone's assessments of the effect of a risk factor reflect its effect based on the assumption that the risk factor will be realized. Nothing in the aforesaid expresses an assessment or gives weight to the chances of such a realization. The order in which the risk factors appear above and below is not necessarily in accordance with the extent of the risk.

Effect of risk factor on all of Pelephone’s activities
Risk factors	Major	Moderate	Minor
Macro-economic risk factors
Economic slowdown		X
Exposure to changes in the exchange rates, interest rates and inflation		X
Sector risk
Investments in infrastructures and technological changes	X
Customer credit			X
Regulatory developments	X
Competition	X
Electromagnetic radiation
Site licensing	X
Pelephone’s risk factors:
Quality of terminal equipment		X
Property risks and liabilities			X
Serious malfunctions in information systems	X
Serious malfunctions in the communications network	X
Damage caused by natural disasters	X
Legal proceedings		X
Restrictions applicable to frequencies and disturbance in frequency use		X

The information contained in Section 3.24 and Pelephone's assessments of the effect of risk factors on its operations and businesses is forward-looking information as defined in the Securities Law. The information and assessments rely on data published by the  Ministry of Communications, Pelephone's assessments of the market situation and its competitive structure. With regard to possible developments in the market and in the Israeli economy, the actual results are likely to be materially different from the above assessments if there is a change in one of the factors taken into account in making them.

4.	Bezeq International – international communication and internet services

4.1	General

4.1.1	Structure and changes to area of operations

Bezeq International operates in a number of key areas: supply of ISP services; supply of international telephony services; domestic internal telephony services, based on a VoB infrastructure; supply of NEP services; supply of ICT (infrastructure and communication systems) and data services).

The international telephony services of Bezeq International, similar to those of the international operators which are its competitors, are supplied mainly via the Company's domestic network and the cellular networks, for connecting the subscriber to the international exchange.

4.1.2	Legislative and statutory restrictions applicable to Bezeq International

The areas of operation of Bezeq International are primarily regulated by the Communications Law and its regulations, and the communications licenses awarded to Bezeq International  (see Sections 4.17.1 and 4.17.2). Moreover, Bezeq International is subject to consumer legislation.

For the key regulatory developments applicable to Bezeq International, see Section 4.17.6.

4.1.3	Changes in the sector’s volume of operations and profitability

For information regarding changes in the scope and profitability of Bezeq International's operations, see Section 1.5.4C.

4.1.4	Market developments and customer characteristics

The international call market in Israel has in recent years been characterized by a decline in call volume – in 2010 the volume of call minutes (incoming and outgoing) declined by an average of 5%. In 2009 an average decline of 3.1% was recorded compared with 2008.

In the internet market in 2010, there was a continuation of the trend toward a slowdown in the growth rate in light of the high penetration percentage (approximately 73% of Israeli households are connected to the internet), alongside a rise in surfing rates used. As a rule, an increase in demand for higher surfing speeds requires an increase from time to time in the capacity acquired by Bezeq International in order to provide its services (for details of the principal infrastructure providers of Bezeq International, see Section 4.12.2).

4.1.5	Main entry and exit barriers

A.
The main entry barrier in the international call market is the requirement for a license under the Communications Law and investments in infrastructure (the volume of investments in infrastructure is lower than the volume of investments in a domestic carrier or cellular infrastructure), which is affected by frequent technological changes. However, change in the licensing policy, as set forth below, and expansion of the use of VoIP technology in this field, significantly reduces the effect of these barriers.

B.	The main entry barrier into the data and internet services market stems from investments in infrastructure (international capacity, access to the internet network and broad service network).

C.
The main exit barriers for these markets stem from long-term agreements with infrastructure suppliers and from investments that require long periods of time to provide returns. Furthermore, Bezeq International is committed to providing service to its customers throughout the period of their contract.

4.1.6	Substitutes for Bezeq International products

In the international call market, the use of VoIP technology enables transfer of international calls over the internet, for other users of this technology, as well as for TDM network users, through the use of software products (such as Skype) and services of overseas communication providers. The attractive cost of using these services leads to a steady growth in the number of users, and as a result – a decline in the revenues of Bezeq International. Furthermore, some service providers operating in the international call market do not have a license (illegal operators) and therefore are not subject to the restrictions imposed on Bezeq International by virtue of the license and the provisions of the law.

4.1.7	Structure of competition and changes in the sector

A.
In the first year of its operation, from June 1996 to July 1997, Bezeq International was the exclusive provider of international telephony services in Israel. By 2004 other international carriers had entered the market, some of which subsequently merged. At present five international carriers operate in the international telephony arena.

B.
During the fourth quarter of 2008, Partner entered the arena of internet access and IP-based content and telephony operations and began marketing its products to the general public on January 1, 2009. This meant that Partner became a competitor in the markets in which Bezeq International operates.

C.	In December 2010 Hot-Net obtained a special license to provide ISP services – see Section 1.7.1C.

D.	To date, licenses to provide internet access services have been granted to approximately 70 companies, three of which are the aforementioned international operator licensees.

E.
For details of Partner’s transaction for the acquisition of 012 Smile, see Section 1.7.1B. The completion of the transaction (if it is completed) is likely to have implications for the markets in which Bezeq International operates. For the entry of cellular operators into the international call market, see Section 4.17.6A.

4.2	Products and Services

Below are details of the principal products and services provided by Bezeq International.

4.2.1	Internet services

In the internet services sector, Bezeq International provides internet access services for private and business customers, including terminal equipment and support, with an emphasis on broadband internet based on ADSL or cable infrastructures; hosting services – site storage and server services in a designated installation for business and private customers, including value-added services (such as monitoring and control); information security services, services securing customers’ internet and LAN connections using the required terminal equipment or software, including monitoring; data services with international data communication IP solutions for business customers, including global deployment if necessary; and wireless (WIFI) access – fast wireless access solutions for private and business customers, including in various public locations (hotspots).

4.2.2	Voice (telephony) services

In the voice services sector, Bezeq International provides international direct dialing (IDD) services to business and private customers; toll-free number services for business customers overseas; international call routing and completion services (hubbing) – transfer of international calls between foreign communication providers (worldwide), telephone card services enabling prepaid and postpaid dialing from Israel, for business and private customers; and the 1809 service for dialing from Israel to other countries. Bezeq International also provides domestic telephony services by means of VoB (Voice over Broadband) access.

4.2.3	International data services

Supply of international data communication solutions for business customers includes customized global deployment.

The customer is able to choose from a range of the most advanced data communication method through the optic cables deployed from Israel to Europe for which Bezeq International has long-term usage rights and business partnerships with leading global telecom providers such as BT, which make available to its customers their sophisticated global network services.

4.2.4	ICT solutions for business customers

Bezeq also provides ICT (Information and Communication Technology) solutions for business customers; as part of an overall ICT solution for a business Bezeq International provides broad communications services, including international data and communication services, server and site hosting services, technical support and maintenance services, network and system services, outsourcing and out-tasking services, security and risk management solutions and managed IP services.

4.2.5	PBX services

Following the merger with BezeqCall, Bezeq International markets and maintains communication systems in the Israeli market, exchanges, telephony networks and IP communications. As part of the service contracts, Bezeq International supplies direct maintenance of a range of exchange manufacturers. The services are given to gateways, exchanges and network end points (NEP) designated for use with both internal and external lines.

4.3	Revenue

Bezeq International’s revenue (in NIS millions):

	2010	2009	2008
Revenues from international carrier services	501	502	502
% of total Bezeq International revenues	36.3%	38.1%	38.4%
Revenues from internet and communication services for businesses (ISP, ICT, data)	879	816	804
% of total Bezeq International revenues	63.7%	61.9%	61.6%
Total revenue	1,380	1,318	1,306

4.4	New Products

In January 2009, Bezeq International inaugurated a new server farm in Israel. The farm joins the existing server farms of IDC and is expected to host thousands of servers. The establishment of the farm is part of Bezeq International's strategy to become well established in the business sector, especially among small and mid-sized businesses which now prefer to use outsourcing for their IT requirements and prepare to be at the forefront of the cloud computing sector68. The new server farm established by Bezeq International is a "green" farm based on energy saving infrastructures. The farm applies Bezeq International's advantages as a leading internet provider in Israel by being directly connected to the backbone of the company. In this way, customers can benefit from maximum flexibility in managing their bandwidths and from a wide range of sophisticated services such as server hosting and management, virtual servers and a range of managed services – backup, information security, attack prevention, monitoring, statistics construction, overseas Israel traffic distribution, groundbreaking broadband service, FTP file transmission services and more.

68
Cloud computing – supply of IT services via the internet when all the customer’s computer systems, including applications, data and equipment, are located at and operated by the service provider in order to reduce the costs of purchasing and managing computer systems.

4.5	Customers

Bezeq International has no customer whose revenues constitute 10% of its revenues. Below is a breakdown of revenues from private and business customers:

NIS millions	2010	2009	2008
Revenues from private customers	523	520	513
Revenues from business customers	857	798	793
Total revenues	1,380	1,318	1,306

4.6	Marketing, distribution and service

4.6.1	Marketing

The marketing department coordinates all the operations for a number of permanent suppliers, among them advertising companies representing Bezeq International, which are used by Bezeq International to remain in contact with the advertising media (television, internet, radio and the daily national press), production and post-production companies (this changes depending on the requirements of each campaign), design and printing companies, and sales promotion and PR companies. Bezeq International believes that the loss of contact with any of its permanent advertising or marketing suppliers will have no significant effect on its marketing and distribution channels.

4.6.2	Private market sales channels

A.	Telephone recruitment and retention centers for internet and telephony service customers.

B.	National direct sales setup conducting door-to-door operations, operating points of sale and managing customers.

C.	Technical support and service centers for customers by means of telephone service and support centers.

D.	Distribution channel setup including external centers and field systems for resellers and dealers.

E.	Sale of Bezeq International services by the Company in the form of joint service bundles (see Section 1.7.2B).

4.6.3	Business market sales channels

These channels include customer recruitment centers, business service and solution centers, and customer managers according to customer type (SMB, SME customers designated for outsourcing transactions, etc.).

4.7	Competition

The main characteristic of market competition in 2010 was the merging of communication groups and offering of comprehensive services and products – see Section 1.7.1.

Competition is characterized by a particular trend of tariff erosion.

4.7.1	International telephony services

A.	At the end of 2010 there were five competitors in the market:014 Bezeq International, 013 NetVision, 012 Smile, 018 Xfone and Telzar International Communication Services Ltd.

Bezeq International estimates that its market share in outgoing international calls from customers is approximately 30.8% compared with a market share of approximately 31% at the end of 2009.

B.	General characteristics of competition in 2010

1.	A decline in call minute volume (see Section 4.1.4).

2.	About 50% of households make international calls at least once a month.

3.	The competition centers on various sectors of the population.

4.	The product is a commodity.

5.	The fierce competition and penetration of VoIP technology (such as Skype) increase competition for customers.

4.7.2	Internet access services

A.
There are a number of competitors in this market, including Bezeq International, 013 NetVision, 012 Smile, Partner, which announced that after completing its acquisition of 012 Smile it wishes to merge its operation in this sector with 012 Smile (as described in section 1.7.1B) and two minor niche players whose share is not material. Moreover, in December 2010 an ISP license was granted to HOT-Net.

Bezeq International believes that its market share in the internet services sector is 37% compared with a market share of 37% at the end of December 2009.

B.	General characteristics of competition in 2010

1.	High penetration – approximately 73% of households in Israel are connected to the internet.

2.	There are two alternatives for customers in the market: Bezeq's ADSL and the HOT cable infrastructure.

3.
HOT frequently cooperates with Bezeq International’s direct competitors. In addition, as noted above, HOT intends to enter the independent internet access operations through its subsidiary, HOT-Net Internet Services.

C.	Developments in 2010

1.	Continued slow-down in the growth rate of high-speed internet compared to previous years.

2.
Upgrade of the internet infrastructures (Bezeq and HOT) and increased speeds offered to customers – Bezeq's NGN network and HOT's UFI network (DOCSIS 3.0) enables internet access providers and infrastructure providers to offer a range of speeds from 10MB through 100MB.

3.	Strengthening of the trend of selling service bundles. This means that infrastructure suppliers have an effect on market behavior.

4.	Continuation of the trend toward a rise in the sale of value-added services.

5.	In view of the market saturation, an emphasis is placed on strengthening customer loyalty.

4.7.3	Communication solutions for the business sector

With the aim of increasing revenues from business customers, Bezeq International continues to supply ICT (Information Communication Technology) services to businesses, providing full solutions in areas such as system, networking, IT, hosting, voice, data, ISP and wireless (wireless networks).

A.
ICT – In this sector Bezeq International is facing new competitors, such as Binat, Taldor, and IBM. In 2010 Bezeq International established its position in the ICT market and gained recognition and accreditation from leading providers in the market.

B.
NEP services - The traditional field of telephone exchanges is characterized by a large number of competitors and by fierce competition which has given rise to an erosion of service prices. The most prominent competitors are Tadiran, Eurocom, GlobeCall and Tel-Yad. Data communications and IP telephony (adapting switchboards and terminal equipment to IP technology) is characterized by the entry of new players from the IT world. These are companies such as Binat, Teldor, Malam Tim and IBM. These companies are substantially different from traditional NEP companies and are on a higher technological level. Telecommunication companies are also conglomerating and new operators are entering the market with the intention of providing customers with total communications solutions such as telephony, transmission, data communications, internet, and information security.

4.8	Seasonality

In general, the revenues and profitability of Bezeq International are affected in a minor way by the seasons and holidays. There are seasonal fluctuations in the following services:

•	Voice services for the business sector – decrease in August and during the Passover / Tabernacle holidays.

•	Voice services for the private sector – increase in the summer months and towards the end of the Gregorian year.

•	Internet services and NEP equipment – increased sales usually achieved in the fourth quarter.

•
Internet services for the business sector – a decrease in the summer months owing to the closure of educational institutions (customers in this sector are not billed for the internet services to which they subscribe during the summer vacation).

4.9	Property, plant and equipment

Towards the end of 2004, Bezeq International signed an agreement with Veraz to purchase SoftSwitch switches, which, during the course of 2005, replaced the Alcatel S-12 voice switches (at this stage, these switches are still being used as a non-substantial component in Bezeq International’s voice service systems). These switches are used to route Bezeq International’s voice traffic. The value-added services, including dialing cards, are based on an intelligent network (IN), which was also replaced in 2005 and again in 2010 as part of the upgrade of its voice setup.

Bezeq International’s technological infrastructures, which support voice, data and internet setups, are deployed in five sites, inside and outside Israel, to provide services with high survivability.

Bezeq International has a long-term lease for the two main structures in which it is based, for average periods of 6 years until 2016.

For details of the agreement for the laying of a submarine cable, see Section 4.12.3.

4.10	Intangible assets

For details of the communication licenses by virtue of which Bezeq International operates, see Section 4.17.2.

4.11	Human resources

Following are details of the number of persons employed by Bezeq International (employees of the company, outsourced employees in 2009 and 2010:

	Number of employees
	Dec. 31, 2010	Dec. 31, 2009
Head office employees	968	995
Sales and service representatives	1,144	1,450
Total	2,112	2,445

Organizational structure

Below is a chart depicting the organizational structure of Bezeq International.

Global Buisness

Private Sales and SOHO

Marketing

Business
Solutions

Information
Technologies

Spokesperson

Customer Service

Finance, & Regulation

Legal Counsel

Human
Resources

Internal Auditor

CEO

Board of
Directors

All Bezeq International employees have standard personal contracts based on their professions and the positions they fill. The salary structure for some of them contains a component of performance-linked commissions and incentives.

Leasing arrangement employees may receive vehicles at a fixed cost in accordance with the terms of an agreement between Bezeq International and a leasing company. In 2010 Bezeq International began to purchase vehicles which will replace the leasing vehicles used by its employees.

Bezeq International invests resources in professional training in accordance with the type of employee and the field in which he or she operates, such as technological training and qualification, manager development courses and more.

4.12	Suppliers

4.12.1	Foreign operators

Bezeq International has cooperation agreements with 180 foreign operators for 240 destinations worldwide

4.12.2	Capacity suppliers

Bezeq International is dependent upon international communications infrastructure provider Mediterranean Nautilus Limited (“Med Nautilus”), which supplies it with domestic capacity and most of the international  communications infrastructure that it requires through a seabed cable running from Israel to Europe. From there onwards, Bezeq International uses other infrastructure for connecting to the rest of the world.

Under its agreement with Med Nautilus, Bezeq International purchased indefeasible rights of use to a particular non-specific part of the communication capacity transferred by the undersea cable system operated by Med Nautilus between Israel and Europe for a period of up to 15 years from the date on which it started using this capacity (with an option to extend the period of use). The periods of use are at least until 2017 – 2027, depending on the date of the start of use of the capacity. Bezeq International paid for these rights of use a one-off payment shortly before the date on which it started using the capacity and it makes regular payments for operation and maintenance of the service. Bezeq International is not restricted in the use it makes of the capacity and it may sell its rights, in whole or in part, to third parties. Bezeq International has the option of ceasing its use of the capacity, in whole or in part, at any time, and it will then be exempt from continuing to pay for service operation and maintenance.

Bezeq International is dependent upon the Company and Med Nautilus as infrastructure suppliers.

4.12.3	Agreement for the laying of a submarine cable

Pursuant to approval from Bezeq International's board of directors, on October 31, 2010, and approval from the Company's board of directors on November 1, 2010, at the beginning of November Bezeq International entered into a turnkey agreement with Alcatel-Lucent Submarine Networks for the laying of a submarine optic communication cable between Israel and Italy. At the same time Bezeq International purchased indefeasible rights of use in a continental infrastructure which links its point of presence in Italy to its sites in Western Europe.

4.13	Working Capital

4.13.1	Inventory policy

Bezeq International holds inventories for sale and for maintenance, including computer, communications and switchboard equipment. The period for holding inventories derives from the sales and service policy requirements. Based on these requirements, Bezeq International holds stocks according to various categories for periods of 3-4 months on average. The Company's inventory policies aims to hold sufficient inventories for the Company's average requirements as set forth from time to time, with flexibility for unusual cases, based on the nature of the use of the item and its price. Orders from suppliers are placed taking into account past demand and projected forecasts.

4.13.2	Credit Policy

A.	Customer credit

1.	Most of Bezeq International's customers have credit terms of EOM + 45.

2.	Equipment sold to internet customers is usually billed in 24 installments.

3.
As part of the NEP services, Bezeq International makes sales to its customers through payments in many installments. In this way, Bezeq International gives its customers credit, which they repay in installments. To reduce the exposure which might derive from long-term credit to its customers, Bezeq International checks their financial resilience, sets ceilings for the maximum credit available to customers and registers a charge over the equipment sold, pending full repayment of the credit.

B.	Supplier credit

Bezeq International receives credit from its suppliers for 30 to 120 days (usually 90 days). Below is a table depicting credit for customers and suppliers in 2010:

	Average credit in NIS millions	Average credit in days
Customers(*)	410	97
Suppliers	187	95

(*) Net of doubtful debts

4.14	Investments

4.14.1	Walla Communications Ltd.

See section 1.1.2.

4.14.2	B-Zone Partnership

On October 23, 2006, Bezeq International entered into an agreement with 2+ (Two Plus) Wireless Solutions Ltd. (2+) for the establishment of a general partnership called B-Zone (the “Partnership”). to set up, support and manage wireless browsing networks in public areas, enabling connection to the internet and collecting payment from the end-user

4.14.3	Bezecom

On December 21, 2006, Bezeq International signed an agreement with DSNR Communications Ltd. for the establishment of a joint company, under which Bezecom Ltd. was established in January 2007..The purpose of Bezecom is to provide communication services to end-users worldwide, inter alia through a unique communications solution to provide telephony services.

4.15	Financing

4.15.1	General

As of the date of this report, Bezeq International has no liabilities to banks and is not using its approved credit line. The source of Bezeq International's finance in recent years has been a positive cash flow from operating activities.

4.15.2	Bank guarantees

In accordance with the requirements of the Ministry of Communications, Bezeq International provided a bank guarantee of NIS 9.4 million and NIS 1.5 million to fulfill all of the conditions of the license for provision of international telecommunications services. As at the balance sheet date, Bezeq International has provided additional bank guarantees in order to meet the contractual commitments it has made in bids for tenders, and legal proceedings, amounting to NIS 16.3 million.

In accordance with the requirements of the Ministry of Communications, Bezeq International provided a bank guarantee in the amount of NIS 10 million to fulfill all of the conditions of the exclusive general license for providing domestic fixed line telecommunication services to B I P Telecom. Solutions Ltd., a subsidiary of Bezeq International.

4.16	Taxation

At December 31, 2010, Bezeq International has carried forward capital losses of NIS 31.1 million.

In addition, Bezeq International has tax assessments that are deemed final through 2005, inclusive.

In December 2010, the income tax authority embarked on a tax assessment and deduction assessment audit for 2006 – 2008 at Bezeq International.

See also Note 9 to the 2010 Financials.

4.17	Restrictions and supervision of Bezeq International's operations

4.17.1	Legislative restrictions

Under the Communications Law, implementation of telecommunications operations and provision of telecommunications services, including international telecommunications services and internet access services, require a license from the Minister of Communications. The Minister is authorized to amend the terms of the license, add to them or detract from them, while taking into consideration, inter alia, the government’s telecommunications policy, interests of the public, compatibility of the licensee with the provision of services, contribution of the license to competition in the telecommunications industry, and the level of service therein.

The law authorizes the Director General of the Ministry of Communications to impose financial sanctions for violations of the provisions of the law and of orders and directives issued by virtue thereof, and for violation of the license terms.

A recently introduced amendment to the provisions of the Communications Law permits the Minister of Communications to prescribe telecommunications services that do not require a license.

In view of these provisions of the Communications Law, all Bezeq International's telecommunications services are provided by virtue of the provisions of the licenses granted to it and pursuant to the terms therein, as set forth in Section 4.17.2.

4.17.2	Licenses

A.	International carrier license69

In providing voice (international telephony) and data services, Bezeq International is operating in accordance with its international carrier license which is valid until 2022. The provisions of the license stipulate, inter alia, the manner of setting its tariffs for its services, updates and payment collection.

B.	Special general Domestic Carrier license

On February 8, 2009 the Minister of Communication granted an exclusive general license for the provisions of domestic telecommunications services to B I P Telecom. Solutions (LP), a subscriber of Bezeq International, which allows it to provide domestic telephony services via broadband internet access (VoB). On August 2, 2009, Bezeq International started providing these services to private customers and on December 30, 2009 (after the Ministry of Communications determined that the company's market share in the area of domestic telephony for the business sector had dropped below 85%) this license was amended so as to permit Bezeq International to provide the services to business customers.

C.	Special license for the provision of internet access services

On August 10, 2009 Bezeq International received a special license to provide internet access services (ISP). The services Bezeq International is permitted to provide under this license had hitherto been provided under the ?? license. The provision of an internet license puts Bezeq International on a footing level with that of all the other ISPs who operate under a similar license. The license is valid until August 29, 2014.

D.	NEP license

On December 31, 2006 the Ministry of Communications confirmed the transfer of the NEP license from BezeqCall (a company subsidiary which had engaged in the provision of NEP services) to Bezeq International, following their merger. Since the merger date Bezeq International has provided NEP services by virtue of this license. On April 30, 2010, its NEP license was extended until April 30, 2015.

4.17.3	Interconnect payments

For interconnect fees paid to ?? and cellular operators, including the reduction of interconnect fees to cellular operators from 2011, see Section 1.7.3C.

4.17.4	Royalties

Pursuant to its licenses and the royalties regulations, Bezeq International pays royalties to the State of Israel out of most of its revenues from the provision of international call and point-to-point line services and domestic telephony services, net of permitted expenses and excluding revenues from the customers determined in these regulations.

In 2009 the percentage of royalties from its liable revenues (as defined in the regulations) was 1.5%, and Bezeq International paid royalties totaling NIS 3.3 million for that year. In 2010 the percentage of royalties from liable revenues was 1% and Bezeq International paid royalties totaling NIS 2.3 million for that year.

69	The text of the international carrier license is published on the Ministry of Communications website at www.moc.gov.il .

4.17.5	Standards

Bezeq International holds ISO 9001:2000 certification for quality management systems and ISO 7799 certification for information security management systems issued by the Standards Institution of Israel.

4.17.6	Key regulatory developments

A.	Gronau report and amendment of the international carrier license regulations in the matter of the entry of cellular operators into the international calls market

For the Gronau report recommendations and their adoption by the Minister of Communication, see Section 1.7.3A. The adopted recommendations included the following recommendations in respect of the international call sector: (1) The tariff for international calls from a cellular handset will be set by the international call company which pays interconnect fees to the cellular operator in accordance with the Interconnect Regulations (see sub-section I below); (2) this change will enable the entry of entities connected to the cellular operators to enter the international call market.

On February 28, 2011 and amendment to the international carrier regulations was published, canceling the limitation concerning "considerable influence" in an international carrier by a cellular operator. Instead of that limitation, the regulations now state that by the date on which a virtual cellular operator (MVNO) starts operation ot by the end of 2012, the earlier of the two, the holding of considerable influence by a cellular operator in an international carrier shall be subject to structural separation limitations, including separation of the management and assets of the companies, limitations on hiring shared employees, transfer of commercial information between the companies, and a ban on discrimination in favor of the cellular operator affiliated with the international operator over other license-holders.

Bezeq International believes that the entry of the cellular operators into the international call market, particularly if they are permitted to exploit their power as cellular operators in order to strengthen their standing in the international call market, is likely to have a materially adverse affect on the company's market share in this arena. This belief is forward-looking information, based inter alia on the competition structure in the international call market. This belief might well not materialize or materialize partially, depending, inter alia, on regulatory changes in the sector and the scope of the restrictions to be imposed (if any) on the cellular operators if they are permitted to operate in this arena. For more details regarding this matter, see also Partner’s purchase of 012 Smile – section 4.1.7E.

B.	Amendment to the licenses of Bezeq International and B.I.P. – sale of service bundles

Concerning the permit granted to the Group companies to market joint service bundles to private market customers, see Section 1.7.2B. In August 2010 the company began selling joint service bundles which include Bezeq International's internet access services.

For the hearing taking place at the date of this report in connection with the marketing to business customers of joint service bundles of the Company and its subsidiaries, see Section 1.7.2B.

On possible changes following the Haik Commission, see Section 1.7.3.

C.	Hearing in the matter of regulation of the market structure for internet services on a cellular network

In respect of the hearing in connection with the separation between an infrastructure supplier and cellular internet access, see Section 3.7.2C. Bezeq International believes that if this separation is effected, it is likely to have a materially positive effect on Bezeq International's businesses.

D.	Change of tariff structure for overseas calls from a cellular network

On October 31, 2010 the Ministry of Communications decided to adopt the Gronau Commission’s decision and impose on international calls made from Israel on a cellular network the arrangement applicable to overseas calls made from a fixed line, whereby a consumer dialing abroad from a cellular network is billed only by the international operator which pays the cellular operator for transferring the call, in accordance with the tariff set in the interconnect regulations. The decision further stipulated that the international operator may not increase the price of making an international call to a subscriber dialing from a cellular network over and above the price of a call to the same destination from a fixed-line network, plus the difference between the interconnect charge to a cellular network and the interconnect charge to a fixed-line network. The amendment which is applicable to the ?? and cellular licenses, took effect on August 1, 2010.

Bezeq International believes that the decision is likely to have an effect on the volume of international dialing services it provides to cellular customers. The decision even constitutes the existence of a preliminary condition for the entry of the cellular operators into the international call markets, a procedure which is likely to have a materially adverse effect on Bezeq International's businesses (see sub-section A). On November 1, 2011, the interconnect charges for the cellular operators will decrease (see Section .1.7.3C).

E.	Hearing in the matter of providing broadband telephone service to subscribers outside Israel

In March 2010 the Ministry of Communications published a hearing in connection with the provision of broadband telephone service to subscribers outside the borders of Israel (in a manner such that the subscriber can call Israel from a local telephone for the cost of a local call). A possible decision by the Ministry of Communications in this matter which would allow Bezeq International and other companies to provide the above-mentioned broadband telephone services could have a positive effect on Bezeq International's businesses.

F.	Hearing in the matter of regulation of the provision of broadband telephone services by means of cellular data communication services (VoC)

For the hearing in connection with the regulation of VoC services, see Section 2.6.1B. If these services are regulated in the same manner as VoB services, the decision may have a positive effect on the businesses of Bezeq International which could offer the services to its customers.

G.	Hearing in the matter of regulation of completion tariffs on calls to overseas cellular destinations

In January 2011 the Ministry of Communications, initiated a hearing in connection with completion tariffs on calls to overseas destinations. In the document the Ministry of Finance proposes alternatives to the regulation of these tariffs.

H.	Law memorandum on the exit fee the licensee may demand from a subscriber

See section 1.7.3D.

4.18	Substantial agreements

In the matter of the agreement with Med Nautilus for the purchase of rights of use capacity, see Section 4.12.2. In the matter of the agreement with Alcatel-Lucent Submarine Networks for the laying of a submarine cable, see Section 4.12.3.

4.19	Cooperation agreements

On January 18, 2010 Bezeq International signed an exclusive partnership agreement with British Telecom (BT) for providing global communications services to Israeli and multi-national companies operating in Israel. As part of the strategic agreement, Bezeq International will operate as the exclusive partner of BT Alliance in Israel and will market IT services and products from the global British Telecom's range of services.

4.20	Legal Proceedings

Following an adjustment of the Group’s  materiality bar as of October 1, 2010, this annual statement contains references and/or updates to legal proceedings amounting to 5% and more of the Group’s net profit from current operations (approximately NIS 130 million and more70 according to the Company's latest consolidated financial statements and also legal proceedings where the amount claimed was not stated in the statement of claim unless it was a claim which apparently does not meet the above-mentioned quantitative criterion (that is, unless there are additional aspects and/or implications to the proceeding beyond the financial.71

Pending proceedings

4.20.1
During the second quarter of 2008, four claims were filed against Bezeq International in the Tel Aviv District Court and in the Central District. The claims related to the use of international calling cards to the Philippines, Thailand and Nepal and applications for certification as class actions.The plaintiffs, who are foreign workers, claim that the calling cards provide an average of 50% of the units of time indicated to the purchasers of the cards. The plaintiffs also allege that Bezeq International deducts the time spent when unsuccessfully attempting to call someone from the card, contrary to the declaration, not by units of round minutes as indicated, providing misleading information about the number of units on the card and formed a cartel with other international communication companies that raised the prices of calling cards. The plaintiffs seek court permission to file their claim as a class action on behalf of groups of people that include anyone who purchased the relevant calling cards for use in calls during the seven year period prior to filing the claim or during the proceedings themselves. The plaintiffs estimate that the damages caused to all the members of the group by Bezeq International is NIS 1,101 million. The plaintiffs also petitioned the Court to order the defendants to cease its conduct as set forth above. The court accepted the application for certification as a class action on the grounds of deception on November 3, 2010. notwithstanding, the court dismissed some of the grounds for the claimed action and ruled that the existence of deception ceased after the purchase of a number of calling cards. Bezeq International filed an application for leave to appeal to the Supreme Court and an application (which was allowed) for a stay of a decision of certification as a class action until the ruling of the Supreme Court in the matter of leave to appeal.

4.20.2
On May 4, 2009, Bezeq International received a claim, together with a motion to certify it as a class action, which was filed in the Tel Aviv District Court and which deals with raising of the tariffs for internet access services following the first year of operation and charging the plaintiff for services that it claims it did not order.The applicant requests reimbursement of the excess amounts it claims to have paid which amount to NIS 2,800 and for the entire group of customers, for whom the price of the services provided to them was raised after the first year, by NIS 216 million.

4.20.3
On January 24, 2010, Bezeq International received a lawsuit together with a motion to certify it as a class action, which was filed at the Central District Court against Bezeq International and four other communication licensees, with regard to the defendants' obligation to bear the costs of telephone calls to the technical support call centers for their services. The plaintiffs request reimbursement of all the amounts the consumers were charged when they called a support call center and were required to pay for the call to the cellular operator and/or any other entity, and estimated the total amount of the claim against Bezeq International at NIS 105 million.It should be noted that a similar lawsuit was also filed against the Company (in the amount of NIS 23 million) and against DBS (in the amount of NIS 4 million).

4.20.4
On April 13, 2010, Partner Communication Ltd. filed a petition in the HCJ in which it asked the court to order the revocation of Article 11(B)(3) of the Communications (Telecommunications and Broadcasts) (Processes and conditions for obtaining a general special license for the provision of international telecommunications services) Regulations, 2004 which prevents it, as a cellular licensee, or its subsidiary, from obtaining a general license to provide international communication services. In its petition, Partner argues, inter alia, that the decisions of the Minister of Communication in respect of the petition were designed to protect existing international telecommunications service licensees, and for this reason Bezeq International was attached as a respondent to the petition. The entry of Partner into the international telecommunications services market, if the petition is allowed, could have an adverse effect on Bezeq International in this segment. In view of the amendment to the international carrier license regulations (see Section 4.17.6A), the petition is seemingly no long relevant.

70
In order to examine compliance of claim amounts with this criterion the amounts were linked to the CPI. The amounts set forth in this section are the original amounts (excluding linkage differentials) in respect of said criterion, in the event that similar proceedings are initiated against a number of companies in the Group, the claim amount is likely to be examined cumulatively for all the proceedings together.

71
Accordingly, this report does not contain adjustments regarding the legal proceedings of Bezeq International which have been described in previous Company statements (according to their number in the 2009 Periodic Report) and which do not reach the above-mentioned materiality bar, and are consequently not included in this statement and adjustments will not be included in the Company's statements: 4.19.2 – 4.19.4.

4.20.5
On May 24, 2010, Partner Communication Ltd. filed an additional petition in the Supreme Court requesting an order nisi prohibiting the Ministry of Communications from amending the Communication (Telecommunications and Broadcasts) (Payment for interconnect) Regulations, 2000 so as to determine in them that for outgoing overseas calls from a cellular telephone, a uniform interconnect fee will be set which is the same as the interconnect fee for incoming calls. According to the petitioner, such a decision narrows its license and is harmful to competition. Partner attached to its petition an application for an interlocutory injunction in which it requested that the decision regarding the amendment of the regulations be delayed and not to allow an amendment of the regulations until the petition is heard. Since the decision of the Minister of Communication to amend the regulations is linked to his decision to allow Partner to compete in the international calls market, Bezeq International (and its other competitors in this market) was attached as a respondent to the petition. Bezeq International filed its response to the petition, as did the other parties, following which the court decided that the application for an interlocutory order should be dismissed and the petition should be heard before a bench. At the date of this report, Bezeq International does not appear to be at risk from this petition.

4.20.6
In October 2010, a claim was filed against Bezeq International in the Tel Aviv District Court, together with a motion to certify it as a class action in the amount of NIS 39 million. The claim alleges that Bezeq International does not provide its customers with a written document as required under the Consumer Protection Law, when entering into an agreement for changing or adding to a continuing transaction. Similar claims by other plaintiffs (represented by the same lawyer) were also filed against the Company, Pelephone and DBS – see a more detailed description in section 2.18.10 and also in sections 3.21.1 and 5.20.1C.

Proceedings completed in the period of the report:

4.20.7
Completed proceeding – On September 16, 2001 a renewed statement of claim was filed against Bezeq International and the State of Israel with a motion for certification as a class action, based on the argument that Bezeq International's tariffs for international telecommunications services, in the period between May 10, 1996 and July 8, 1997 were exorbitant and unreasonable and constituted exploitation by Bezeq International of its monopolistic status; this against a background of price cuts upon the opening of the international calls market to competition. On December 25, 2003 the court accepted the motion by virtue of the Antitrust Law and certified it as a class action. In February 2004 the plaintiff filed an appeal in the Supreme Court against the ruling of the District Court regarding the grounds determined in the Unlawful Enrichment Law. In January 2004 the State and the Company filed applications for leave to appeal to the Supreme Court in this matter.

On April 26, 2010 the Supreme Court accepted the appeal of Bezeq International and the State (after it discussed the applications filed for leave to appeal as though they had been granted leave to appeal) and determined that there were no grounds to certify the it as a class action.

4.21	Objectives, business strategy and projected development

Bezeq International set itself the goal of continuing to lead the internet services market in Israel for private and business customers, while maintaining its revenues in its traditional markets:

4.21.1	To continue its leadership in the internet access market while continuing to realize the potential inherent in the migration to 3G infrastructure networks.

4.21.2	To intensify and expand its cloud-based bundles.

4.21.3	To strengthen its status as one of the leading ICT players in Israel.

4.21.4	To increase customer satisfaction by intensifying and expanding service openings (automated services, social networks, etc.).

These objectives might not be realized or might be realized only partially, due to regulatory changes liable to harm Bezeq International's ability to provide solutions to existing or changing market requirements, and due to all the other risk factors described below.

4.22	Risk Factors

Below is a description of the risk factors stemming from the macro-economic environment, the unique characteristics of the sector in which Bezeq International operates, and risk factors unique to Bezeq International:

4.22.1	Changes in exchange rates

The main currency used by Bezeq International is the New Israeli shekel, which is also its reporting currency. There is a special risk in the nature of Bezeq International's international transactions: most of its operations (sales) derive from customers in Israel. In addition, Bezeq International provides its services to customers all over the world and collects payments from them in foreign currency, mostly the US dollar. On the other hand, Bezeq International consumes services from suppliers outside Israel and pays for these services in foreign currency, mostly the US dollar. The changes in the exchanges rates of the currencies in which Bezeq International operates opposite the Israeli shekel expose the company to exchange rate differences on the gap created, which could have an adverse effect on its cash flow as well as on its profitability by increasing financing expenses. To protect itself against currency exposure, Bezeq International enters into hedging transactions and purchases other financial instruments.

4.22.2	Competition

For the effect of competition on Bezeq International's businesses, see Section 4.7.

4.22.3	Dependence on suppliers

Bezeq International is dependent on its key capacity suppliers – on the Company as its domestic capacity supplier and on Med Nautilus which is currently the only supplier of international communication lines in Israel. Termination of its agreement with Med Nautilus could have a materially adverse effect on Bezeq International's ability to supply a material part of its services. See section 4.12.

4.22.4	Frequent technological changes and investments in infrastructure

Bezeq International's areas of operation are characterized by frequent regulatory changes. The development of technologies constituting attractive alternatives to some of Bezeq International's products (such as Skype) is likely to have a materially adverse effect on its operations.

Furthermore, the technological developments require frequent investments in infrastructure. See section 4.12.

4.22.5	Government supervision and regulation

For the application of the provisions of the law and licensing policy and their effect on Bezeq International, see Section 4.17. Changes in regulation applicable to Bezeq International could have an adverse effect on its results and operations.

4.22.6	Legal proceedings

Bezeq International is a party to legal proceedings, including class actions, some of which could result in its being required to pay substantial sums which, according to the assessment of the company’s legal counsel, could require the use of Bezeq International's financial resources. A provision has been made in the financial statements of Bezeq International and the Company for the proceedings. For legal proceedings to which Bezeq International is a party, see Section 4.20.

4.22.7	Failure of Bezeq International's systems

In the event of damage to part or all of the systems used by Bezeq International to provide its services, whether because of all kinds of technical failures or whether because of natural disasters, significant difficulties could be caused to the provision of its services.

Below is a table illustrating the effects of the above risk factors on the operations of Bezeq International, as assessed by its management. It should be noted that these assessments of the extent of the effect of a risk factor reflect the extent of its effect based on the assumption that it becomes reality, and nothing in the aforesaid expresses an assessment or gives weight to the chances of such an event. The order in which the risk factors appear above and below does not necessarily accord with the rating of the risk.

Summary of risk factors

Effect of risk factor on Bezeq International’s operation
	Major	Moderate	Minor
Macro risks
Exposure to changes in the currency exchange rate			X
Sector risks
Increasing competition		X
Investments in infrastructure and technological changes		X
Government supervision and regulation	X
Special risks for Bezeq International
Exposure in legal proceedings		X
Dependence on suppliers			X
Systems failure		X

The information contained in section 4.22 and the assessments of Bezeq International regarding the effect of the risk factors on its operations and businesses is forward-looking information as defined in the Securities Law. The information and assessments rely on data published by the Ministry of Communications, assessments of Bezeq International regarding the market situation and the structure of competition in it, and possible developments in the market and in the Israeli economy. Actual results may differ materially from these assessments if there is a change in any of the factors taken into account in making them.

5.	DBS – Multi-channel television

5.1	General Information on the segment of operation

DBS, also known also by its trade name YES, provides multi-channel satellite broadcast services to subscribers. DBS was founded on December 2, 1998, and has been providing this service since July 2000.

DBS provides its services by means of an engineering setup which includes terrestrial broadcasting centers transmitting content to the satellites which is received by antenna dishes and domestic decoders in accordance with the broadcast package purchased by the subscriber.

Most of DBS’s income derives from subscription fees and additional payments made by its subscribers.

At December 31, 2010 DBS had 577,700 subscribers.

DBS is the only company in Israel currently operating in the satellite multi-channel television broadcasting sector, even though neither the law nor the license awarded to it grant it exclusivity.

5.1.1	Structure of area of operations and changes therein

A.
The area of broadcasts is characterized by comprehensive regulation, including, inter alia, the obligation to obtain a license, the obligation to operate in accordance with the relevant provisions of the Communications Law, and ongoing supervision of the Ministry of Communications and the Council for Cable TV and Satellite Broadcasting (the “Council”).

B.
Multi-channel television broadcasting in Israel is provided, in addition to DBS, by HOT which provides cable television services. HOT has a monopoly declared under the Antitrust Law in the area of multi-channel television broadcasting. HOT Telecom, a fully-controlled subsidiary of HOT, has a cable network infrastructure, including terminal equipment and broadcasting centers and it provides internet infrastructure services as well as fixed-line telephone services. For its license to provide internet access services (ISP) which was granted to HOT-Net of the Hot group in 2010, see Section 1.7.1.

C.
A terrestrial distribution system for digital radio broadcasts began operations in August 2009 (see Section 5.1.3A). Consumption of video content broadcast via the internet also increased (se Section 5.1.5A)..

5.1.2	Statutory restrictions and special constraints

A.
The Communications Law requires that a broadcasting license be obtained in order to transmit satellite television broadcasts to the public. In January 1999 DBS received the above-mentioned broadcasting license. The license is valid until January 2017 and at the end  of this period it will be renewable for additional periods of six years each, subject to the conditions of the license. For additional licenses granted to DBS, see Section 5.10.1.

B.
In addition to the licensing required for broadcasting operations, operations in this area and in other areas of communication are subject to licensing, supervision and the policy decisions of the Ministry of Communications with regard to aspects defined in the law and the communications licenses (which relate mainly to matters regarding competition, consumers, and technical and engineering aspects). As a result of the coherence and overlap between broadcasting and other areas of communications, and the operations of HOT and related telephony and internet entities, broadcasting is materially influenced by the policy and supervision of the Ministry of Communications in various additional areas.

C.
The broadcasting operations of DBS and HOT are also under the ongoing supervision of the Council. The Council sets policy and makes rules and has supervisory authority regarding the content of broadcasts, the duty regarding original Israeli productions, broadcasting ethics, consumer protection and approval of the channels broadcast. other matters in the area of broadcasting policy. The Council is also authorized to amend the broadcasting licenses of DBS and HOT.

5.1.3	Changes in the scope of operations and profitability in the sector

For details of changes in the scope of DBS's area of operations and its profitability, see Section 1.5.4D.

5.1.4	Market developments in the segment of operation

In recent years, a number of trends which affect competition have emerged in the broadcasting industry:

A.
Since August 2009, the Second Television and Radio Authority (the “Second Authority”) has been operating a terrestrial digital radio broadcasting system which freely broadcasts the television channels of the broadcasting authority (Channel 1 and Channel 33), commercial television channels (Channel 2 and Channel 10) and the Knesset Channel (Channel 99) to the nation. This setup constitutes a partial alternative product to the broadcasts of DBS and DBS believes that a material increase in the number of its users is liable to cause material harm to its revenues.

In February 2011 the government decided, further to an investigation of the Ministry of Communications and the Ministry of Finance, together with the Second Authority and the Council, to formulate legislative amendments which would anchor the expansion of the DTT setup, in two stages, within 24 months from the entry into force of these legislative amendments. Pursuant to the decision, and subject to the terms and the terms to be determined in the legislation, a radio channel containing regional and national radio channels, an “Educational 23” channel, the designated Russian-language channel, the designated Israeli music and Mediterranean music channel, an additional channel of the broadcasting authority which will broadcast using HD technology, a designated Arabic channel, a designated news channel and a dedicated heritage channel will be added to the setup in two stages. Any of the above channels may be added upon request with payment of a distribution charge. In accordance with the decision, the Minister of Communications may, in consultation with the Minister of Finance, the Council and the Second Authority, add more channels to the setup in accordance with applications from the channels and the regulations which will be determined in this matter. The government also decided that in January 2014, the ownership and operation of the DTT setup would be transferred from the Second Authority to another government or public body which does not supervise television broadcasts. An increase or variation in the number of channels to be distributed via this setup is likely, in the opinion of DBS, to increase the capability of the setup to offer substitutes for DBS's services and this is liable to cause material harm to its revenues.

B.	In May 2009 the government decided to amend the Communication Law so that it would include, inter alia the following legislative arrangements:

1.
Commencing August 1, 2012, DBS and HOT will be obligated to allow any subscriber to connect to a package including Channel 1, Channel 33, Channel 2, Channel 10 and the Knesset Channel (in this paragraph - the “Basic Package”) subject to restrictions, inter alia, on the payments they are allowed to collect for connecting a subscriber to the Basic Package and for the transfer fee to be paid by the owners of the channels included in the Basic Package. In addition, they will not be allowed to make the purchase of one broadcast conditional upon the purchase of another broadcast, where the determination of a tariff for the purchase of a number of broadcasts shall not be conditional as aforesaid;

2.
DBS and HOT will be authorized to broadcast commercials from January 1, 2012, and the Council will set rules in respect of maximum broadcast time for the various types of channels for a period of three years, which will enable the gradual broadcast of commercials.

3.	The broadcasting licensees will transmit to all their subscribers broadcasts from the holder of a special cable broadcasting license without collecting payment from subscribers beyond the access fees.

In addition, the government decision adopted recommendations submitted to it by a committee regarding the transfer of the Second Authority franchisees to licensees.

In May 2010 the government withdrew a draft bill which was supposed to anchor in legislation, inter alia, the above arrangements, while instituting a separate legislative proceeding to regulate the transfer of Second Authority franchisees to licensees. To the best of DBS's knowledge, the issue of the Basic Package is still under consideration by the government.

In February 2011 an amendment was enacted to the Second Authority Law most of which deals with a change in the method of regulating commercial broadcasts, while transferring from the system of granting franchises to a system of granting licenses for commercial television broadcasts to anyone complying with the threshold terms without a tender proceeding (a “Commercial Licensee”), and includes, inter alia, the following arrangements: the date of transfer between the systems is scheduled to be January 1, 2013; each Commercial Licensee may be included in the DTT broadcasting setup; the Minister of Communication, after consultation with the Council and the Second Authority, may determine a list of five sequential channels  designated for the transfer of broadcasts of a Commercial Licensee by DBS and HOT (the “Channels”); the Minister of Communication may order that for three years from the date on which no franchisee for television broadcasts on Channel 2 or Channel 10 remains, there will be no broadcasts of any channel on Channels 10 or 22; a mechanism is determined whereby the moneys received from the Commercial Licensees for the use of the Channels will be used to produce original productions which will be broadcast by DBS and HOT and in the broadcasts of franchisees and/or Commercial Licensees, in accordance with a distribution to be determined.

After holding a consultation proceeding, the Minister of Communications announced on February 28, 2011 that the channels designated for the broadcasts of Commercial Licensees by DBS and HOT will be Channels 12 to 16.

5.1.5	Technological changes that can materially impact the segment of operation

The increase in the bandwidths of communication infrastructures in Israel, alongside technological improvements enabling the transmission of video content via the internet, cellular networks and additional infrastructures, and compression capabilities enable wider use of these infrastructures for the transmission of video content. This change will lead to material developments:

A.
Transmission of video content on communication infrastructures – this development has led to an increase in the number and range of video content accessible to the public (whether with or without authorization from the holders of title to the content) via the various communication infrastructures72, where viewing the content is by means of various items of terminal equipment, among them PCs, television

The development of this trend enables the supply of various forms of video content without the need to set up a designated infrastructure system, and it could have a materially adverse effect on the broadcasting sector, which is currently based on designated infrastructures. This effect could be aggravated if his supply of content continues to be unregulated.

B.	DBS's launch of VOD over the internet – this change allows DBS to launch VOD (Video on Demand) services provided over the internet (see Section 0).

For the committee examining the regulation of the transmission of content on new broadcasting platforms and technologies, see Section 5.4.

5.1.6	Critical success factors in the segment of operations and changes occurring in it

DBS regards the following factors as critical to the success of its operations:

A.	Quality, differentiation, innovation and originality in the content, variety, branding and packaging of its broadcasts.

72	For the option of setting up an additional communication infrastructure on the network of Israel Electric Corporation, see Section 2.6.4C.

B.	Provision of television services while using advanced technologies such as personal television services, and in particular, VOD services and PVR and HDPVR machines. (See section 5.7.5D).

C.	Offers of bundles of communications services including television services and other services such as telephony services and internet services (see Section 5.7.3).

D.	High level of customer service.

E.	Brand strength and its identification with quality, innovation and industry-leading content and services.

5.1.7	Main entry and exit barriers for the segment of operation

A.
The main entry barriers into the segment are these: (a) the need for licenses under the Communications Law; (b) the investments required of carriers in the area of operations, including for the purpose of setting up an appropriate infrastructure and purchasing and producing content; (c) the limited size of the broadcasting market which reduces the size advantage characteristic of the broadcasting field around the world; (d) saturation of the broadcasting market.

B.
Recently, some of these entry barriers have started to crumble as a result of regulatory changes (such as DTT) and as a result of technological developments enabling the transfer of content over communication infrastructures (see Section 5.1.5A).

C.
The principal exit barriers are: (a) the regulatory barrier – termination of operations under the Broadcasting License depends on a decision of the Minister of Communications to cancel the license prior to the end of the license term, under the conditions set out in the license, including arrangements (which could be imposed on the licensee) for ensuring the continuation of broadcasts and services and minimization of harm to subscribers. (b) long-term contracts with important suppliers, entities which granted DBS long-term loans and subscribers.

5.1.8	Substitutes for and changes in products in the sector

In respect of multi-channel television broadcasts, DBS regards the following principal services as alternatives to it products:

A.
The variety of terrestrial channels broadcast to the Israeli public free of charge. For the DTT setup, see Section 5.1.3.A. In addition, many foreign channels may be received in Israel using relatively inexpensive terminal equipment.

B.	Access to video content via various infrastructures, including the internet and cellular networks (see Section 5.1.5A).

5.1.9	Competition structure and changes occurring in it

The penetration rates of DBS and HOT are very high and are estimated by DBS at approximately 70% of households in Israel. DBS believes that its chances of penetrating an additional material segment are not high for the reason that most of the remaining households are not potential customers for DBS and HOT. To the best of DBS's knowledge, in recent years there has been a decrease in the total number of subscribers of DBS and HOT, with a moderate increase in DBS's share of this market. The strengthening of alternative products is also liable to result in a decline in the above-mentioned penetration rate. Consequently, an increase in the number of subscribers may be accomplished mainly by recruiting subscribers from the competition and recruiting new subscribers following the natural growth in the number of households. This means that the broadcasting sector is characterized by fierce competition between HOT and DBS, which requires an investment of substantial resources to retain existing subscribers and recruit new ones.

For further details of competition in the segment, see Section 5.7.

5.2	Products and Services

DBS’s broadcasts include a wide variety of channels: there are approximately 150 different video channels (of which 20 are pay per view (PPV) channels and 10 are HD (High Definition) channels) and 20 radio channels, 30 music channels and interactive services.

The broadcasts include a basic package which each subscriber is required to purchase as well as additional channels chosen by the subscriber, whether as a package or whether as single and PPV channels. The main channel packages marketed by DBS in addition to the basic package are the movie package, the entertainment package, the children's package, the music package, the sports package and the science and nature package.

For VOD services marketed by DBS see Section 5.4.

DBS markets PVR decoders which interface with DBS’s electronic broadcasting schedule and enable receipt of special services, including ordering recordings in advance, recording series and pausing live broadcasts. The PVR Decoders also enable viewing of the content which is transferred from time to time to the decoder’s memory stored in the decoder’s memory which is updated from time to time by DBS (push video).

DBS also provides its subscribers with HD broadcasts which can be received through special decoders. These broadcasts which at the date of this report are provided for a limited number of channels, allow superior quality viewing. DBS also markets HDPVR decoders.

In 2010 DBS achieved a significant increase in the number of its subscribers using PVR decoders while at the end of 2010, 47% of the total number of its subscribers were using PVR decoders, compared with 37% at the end of 2009.

DBS believes that an increase in the number of subscribers using PVR decoders contributes to an increase in its revenues from these subscribers and to their retention as subscribers, but it requires a material financial investment.

DBS has a content website which is operated together with Walla which allows viewing of various forms of content, some of them at a fee.

5.3	Revenue and profitability of products and services

Following is a table containing a breakdown of DBS’s revenue (in NIS millions):

	2010	2009
Revenues from broadcasts and multi-channel television services to subscribers	1,583	1,530
Percentage out of revenue	Approx. 98%	Approx. 98%

5.4	New Products

VOD services – at the end of 2009 DBS began trialing VOD services via the internet (the unmanaged network). This method has limitations with regard to the types of decoders enabling service reception (in the preliminary stage this service will be offered only to owners of HDPVR Decoders and only at a later stage to owners of other decoders), and with regard to availability of services owing to restrictions on the internet infrastructure and bandwidth installed in customer homes. DBS launched this service on March 2, 2010.

DBS believes that VOD services are not subject to the regulation currently applicable to multi-channel television broadcasts and to the best of its knowledge this is the position of the Ministry of Communications. Nevertheless, at the date of this report, a professional team working jointly with the Ministry of Communications and the Council is examining the issue of regulation of broadcasts on new platforms and using new technologies, the scope of the regulation and the effect such regulation will have on the current regulation. The conclusions of this team which have not yet been published, could have implications for the regulation of the VOD services provided by DBS.

5.5	Customers

The overwhelming majority of DBS's subscribers are private customers. DBS's subscriber agreements regulate the rights and obligations of subscribers in their relations with DBS, including the types of services offered and the payments which DBS may collect, and the various provisions relating to terminal equipment and its maintenance. Pursuant to the provisions of the broadcasting license, the text of the subscriber agreement requires approval from the Council and from the Standard Contracts Tribunal. The subscriber agreement has been approved by the Council and also by the Standard Contracts Tribunal. At the date of this report,  the validity of the approval granted by the Standard Contracts Tribunal has expired. The Council has approved  a number of amendments to the subscriber agreement and DBS is working to obtain its approval of the other amendments, after which the amended subscriber agreement will be resubmitted for approval to the Standard Contracts Tribunal.

The company's supply of broadcasts and services and their prices appear in its price list. Most subscribers sign up for offers where DBS's services, including various constituents of the content bundles, accompanying services and terminal equipment and its installation, are provided at prices lower than those of the price list relating to the package constituents. In most of DBS's offers, subscribers are required to commit to an agreement period (for restrictions on the commitment period, see Section 5.17.8).

5.6	Marketing and Distribution

5.6.1	Marketing of DBS services is by way of publication in the various media. DBS’s sales operations are carried out via three main distribution channels:

A.	Sales people, who are DBS employees, working to recruit subscribers.

B.	Call centers operated by DBS employees, that receive telephone enquiries from customers wishing to receive DBS services, as well as telemarketing campaigns to potential subscribers.

C.
External resellers. DBS is somewhat dependent on external resellers who recruit approximately fifty percent of the subscribers recruited by all external resellers and a significant proportion of their work focuses on the recruitment of a particular target population.

5.6.2	DBS's sales operation relating to existing subscribers is effected through the use of call centers, some of which are operated by its employees, and some by third parties.

5.7	Competition

5.7.1	Competitors in the broadcasting market

The subscriber multi-channel television market in Israel is estimated at approximately 70% of all homes in Israel.

DBS’s principal direct competitor, as mentioned in section 5.1.1 above, is HOT, which is also provides multi-channel television services to subscribers. DBS also regards the DTT setup as a competitor for its services (see Section 5.1.3A).

To the best of DBS's knowledge, in recent years there has been a decrease in the total number of subscribers of DBS and HOT, with a moderate increase in DBS's share of the multi-channel television market. Below are data relating to changes in DBS's subscriber numbers and market shares, to the best of its knowledge, at December 31, from 2008 – 2010.

2010		2009		2008
Subscribers*	Market share	Subscribers*	Market share	Subscribers*	Market share
577,700	39%	570,000	38%	559,613	38%

*
Approximate numbers. Subscriber – one household or one small business customer. In the event of a business customer with many reception points or a large number of decoders (such as a hotel, kibbutz or gym), the number of subscribers is calculated by dividing the total payment received from the business customer by the average revenue from a small business customer.

5.7.2	Broadcasting characteristics of the competitors

DBS transmits its broadcasts using a digital broadcasting method only, whereas HOT broadcasts to most of its subscribers using a digital broadcasting method, while for the remainder it uses an analog broadcasting method which allows for lower-quality viewing, does not enable display of an electronic program guide and requires the purchase of a uniform channel package without the option of choosing broadcasting segments (for further implications of this difference, see Section 5.7.4). To the best of DBS's knowledge HOT is working to reduce the number of its subscribers connected to the analog system.

For the characteristics of DTT broadcasting, see Section 5.1.4A.

5.7.3	Characteristics of competition today

At the date of this report, competition in the broadcasting arena focuses on content, packages and channels, on service and on offering additional services such as VOD services, PVR decoders, HDPVR decoders and HD broadcasts. In recent years there has been a discernible trend toward demand and supply of personal television services which allow the customer to choose which content to view and when to view it (in contrast to viewing linear channels where the content broadcasting sequence is determined by the broadcasting entity). This trend is supported by the expansion of PVR services, VOD services and other services.

Competition is also characterized by the additional communication services offered by HOT as part of its “service bundle” (see Section 1.7.1). In light of the license to supply internet access services, which to the best of DBS's knowledge was granted to HOT-Net of the HOT group, HOT will also be able to include this service in its service bundle.

Pursuant to the amendment to the broadcasting license of June 2010, DBS is authorized to offer a service bundling the Company's service with DBS's service, subject to receipt of approval from the Ministry of Communications (which in the absence of opposition within the period stipulated in the license will be considered to have been granted) and also subject to conditions, the principal ones being the unbundling obligation and the existence of a parallel bundle marketed by a licensee which is not linked to the company (see Section 1.7.2). A service bundle containing only the Company's internet infrastructure service does not require approval from the Ministry of Communications and is not subject to the unbundling obligation.

For cooperation between the Company and DBS in the matter of marketing the joint service bundle, see Section 5.19.

DBS believes that marketing a service bundle with the restrictions stipulated in the amendment to the above license will constitute a partially competitive response to the service bundle offered at the date of this report by HOT. This belief of DBS is forward-looking information as defined in the Securities Law, based on its assessment of the service bundle which it will offer and the application of the restrictions to this bundle. If service bundles are launched or permitted to be launched in different formats, including because of regulatory restrictions, or there are changes in HOT’s service bundle, this assessment could change.

5.7.4	Positives and negatives in competition

A.	DBS's management estimates that DBS has competitive advantages, the principal ones being:

1.	Use of some of the most advanced digital technology in the world in order to transmit its broadcasts.

2.	Option of receiving broadcasts even in remote or isolated areas where there is no access to a cable infrastructure.

3.	Quality and variety of content broadcast by DBS to its subscribers.

4.	Level, quality and availability of DBS’s customer service, both telephone service and technical service.

B.	However, DBS’s competitive operations suffer from inferiority or from adverse factors in a number of areas, the main ones being:

1.
Inferiority of infrastructure – DBS's infrastructure is inferior because it does not enable bidirectional communication, it does not enable the provision of VOD services and does not enable the transmission of telephony and internet services, in contrast to the infrastructure of HOT which enables the supply of these services.

2.	Regulatory restrictions:

As mentioned in section 5.7.3, DBS and the Company are subject to regulatory restrictions which limit DBS’s option of offering a service bundle containing DBS's services bundled with those of the Company at competitive prices. DBS is also subject in light of the Company's holdings in it, to a restriction on obtaining a license which would allow it to provide telephony services itself over broadband internet (VoB). As long as these restrictions remain in place, and as long as the HOT Group is not subject to similar restrictions, they harm DBS's ability to offer service bundles at competitive prices.

Furthremore, DBS is subject to restrictions on its broadcasting content, one of which is a ban on broadcasting commercials (see Section 5.17.7) and restrictions on the ownership of the channels it broadcasts, including the News Channel (see Section 5.17.9). These restrictions are also applicable to HOT.

3.
Space segments - DBS has significant expenses involved in the use of space segments which are necessary for the purpose of providing DBS’s broadcasts. There is also a restriction on its ability to expand supply of its broadcasts which depends on availability of additional space segments or an improvement in compression capability which entails a financial investment (see Section 5.8).

4.
Transmission of video content via additional communication infrastructures - DBS views the capacity to transmit video content via additional communication infrastructures including the internet and cellular networks, as a factor that might adversely affect its competitive standing in the broadcasting field, including as a result of the entry of additional competitors into the field of multi-channel broadcasts (see Section 5.1.4A).

C.
HOT has a much greater degree of accessibility to customers of its analog system who wish to receive digital television services. The analog broadcasting method allows its subscribers to receive broadcasts at a relatively lower cost because it stems from the option of receiving broadcasts without using a digital decoder.

5.7.5	Principal methods for coping with competition

Following are the main methods used by DBS to deal with competition in the field of broadcasting:

A.	Content – DBS acts to purchase, produce and broadcast high-quality, innovative and varied content, creating differentiation of its content;

B.	Branding – cultivation, promotion and differentiation of the YES brand;

C.	Service – DBS places an emphasis on its customer service and technical service systems;

D.
Technology – DBS makes investments in order to expand its technological capabilities, while placing an emphasis on technological innovation. To achieve this goal, it attaches great importance to the supply of personal television broadcasts as part of the range of services it offers its subscribers, including VOD, PVR and HD services.

5.8	Production capacity

The number of channels which DBS is capable of broadcasting to its subscribers depends on the number of space segments it is using, its compression capability and the bandwidth required for the transmission of all types of channels. At the date of this report, DBS uses all the space segments at its disposal and so an increase in the number of channels it broadcasts, particularly an increase in the number of HD channels it broadcasts (which require greater bandwidth) would require additional space segments or an improvement in the compression systems it uses. DBS leases space segments from a third party (see Section 5.18.1).

In addition, in matters arising from the provision of advanced content services to subscribers, including VOD and HD content, an increase in the penetration rates of these services depends on the supply of additional PVR/HDPVR decoders.

5.9	Property, plant and equipment

Below are the principal components of DBS's property, plant and equipment:

5.9.1	Land

DBS leases a number of real estate assets which serve as its offices, broadcasting center, logistics center and employee recruitment centers. Its principal offices and its central broadcasting center are located on leased land in Kfar Saba. The lease periods for these sites expire in 2019, while the balance of the lease periods for the remaining properties leased by DBS varies from a few months to approximately 9 years (these periods are based on the assumption that DBS will exert its extension options for these leases).

5.9.2	Terminal equipment

DBS installs a receiver dish and other terminal equipment in subscriber homes, among them, decoders used as a receiving and decoding unit for the reception signals, which constitute an interface with the subscriber’s television screen as well as smart cards used to decode the encrypted broadcasts. Some decoders are leased to subscribers in return for a fixed leasing fee paid during the broadcast reception period and some are lent to subscribers (some of these loans are made in return for a deposit which is reduced over the subscription period). A small number of the decoders are sold to subscribers. DBS capitalizes the installation costs for the terminal equipment as part of its property, plant and equipment

At the date of this report the agreement by virtue of which DBS purchases decoders (including PVR decoders) is a framework agreement from August 2000, as amended from time to time, between it and Advanced Digital Broadcast S.A. (“ADB”) and Eurocom Digital Communication Ltd. (“Eurocom Digital Communication”) which is controlled (indirectly) by Mr Shaul Elovitch, a controlling shareholder of the Company, who is also a controlling shareholder (indirectly) of Eurocom DBS, the largest shareholder in DBS73 (the “ADB Agreement”). Under the ADB Agreement decoders are purchased from Eurocom Digital Communication which imports them from ADB and provides the warranty for the decoders which ADB undertook to issue under the agreement. Eurocom DBS also provides a repair service for the decoders for repairs which are not included in the warranty.

In 2010 DBS purchased from Eurocom Digital Communication HDPVR decoders in the total amount of NIS 104 million. DBS is dependent on ADB and Eurocom Digital Communication for the purchase of HDPVR decoders. Replacing the supplier with another supplier does not in itself entail material cost but it would require a significant preparation period for adaptation of the replacement supplier’s decoders to DBS broadcasting and encryption systems which could cause DBS loss of revenues. Maintenance of decoders purchased from a particular supplier which is not carried out through the same supplier could entail additional costs and maintenance problems.

5.9.3	Broadcasting equipment and computer and communications equipment

DBS has its central broadcasting center in Kfar Saba and a secondary broadcasting center close to Re'em Junction from where it transmits its broadcasts. Its broadcasting centers contain reception and transmission equipment and DBS's property, plant and equipment which also include computer and communication systems. The secondary broadcasting center is operated by a third party which makes available to DBS its services for operating and maintaining the secondary broadcasting center in accordance with an agreement which is valid until the end of 2013 (with an extension option available to DBS).

5.9.4	Operating and encryption systems

DBS purchases services for the operating systems of its broadcasting and encryption setup from NDS Ltd. (“NDS”) as well as hardware for these services. DBS is dependent on the regular supply of these services and products, including integration in connection with the types of the various decoders which it uses for the operating systems for which NDS provides services.

73	For details of the share trust of Eurocom DBS by virtue of the terms of the merger determined by the Antitrust Commissioner, see Section 1.1.2.

Under the terms of the agreement with NDS, NDS supplies development, licensing, supply, training, assimilation and maintenance services for encryption, broadcasting and ancillary software and equipment required for the broadcasting system. NDS has undertaken to adapt the equipment and services it supplies to the various decoders and systems purchased by DBS and also to supply a warranty for its products and also support services. DBS has also entered into agreements with NDS for the purchase of services enabling the provision of PVR, HD and VOD services. DBS makes one-off payments and periodic payments for the services and products of NDS. These payments are based primarily on the number of decoders it uses and the number of its active subscribers. The agreement with NDS expires at the end of December 2013.

5.10	Intangible assets

5.10.1	Licenses

DBS owns the following main licenses:

A.
Broadcasting license valid through January 2017 – this license is material to DBS’s operations and is the main regulatory permit for its operations (for the conditions of this license, see section 5.17 below).

B.
License for satellite television broadcasts in the Judea and Samaria region valid through 2016, and by virtue of this license whose provisions are similar to those of DBS’s main broadcasting license, DBS broadcasts to the Judea and Samaria region.

C.
License to perform uplink operations (transfer of broadcasts from DBS’s broadcasting center to the broadcasting satellite and performance of setup and ancillary operation activities), which is valid through January 2017 or until the end of DBS’s broadcasting license, the earlier of the two. This license is material to DBS’s operations and is the regulatory permit for the transmission of broadcasting messages from the broadcasting center to the broadcasting satellites and from them to subscriber homes.

D.	License for the provision of uplink/downlink services to other communication licensees, which is valid through October 2013. At the date of publication of this report, DBS does not use this license.

5.10.2	Trademarks

DBS owns a variety of trademarks designed to protect its various brands and services. The main DBS registered trademarks relate to the protection of its trade name (yes), its key content channel names, the names of some of the channel packages it markets and of its unique terminal equipment.

5.10.3	Software and licenses

See Note 8 to DBS's 2010 financial statements.

5.11	Broadcasting rights

5.11.1	DBS has the broadcasting rights of video content purchased from the owners of intellectual property rights in such content.

The broadcasting of content with respect to which DBS owns broadcasting rights involves the payment of royalties to the owners of copyrights of musical works, voice records, scripts and content direction, including under the Copyright Law, 2007 and the Performers and Broadcasters Rights Law, 1984. Payment of royalties, as aforementioned, is done via a number of organizations that operate in Israel which collect the royalties for the owners of the intellectual property rights and in return provide the broadcasting entities with blanket licenses. Payments by DBS under these licenses are, at times, based on a fixed payment and at other times on various pricing methods, including those that depend on a change in the number of subscribers, as aforementioned.

DBS and one of said organizations, the Association of Composers, Authors and Publishers of Music in Israel ("ACUM") have agreements, according to which the royalties paid to ACUM as of 2003 are advances on account of the royalties, at a rate derived from what HOT pays ACUM and that these amounts will be paid until a different agreement is reached with ACUM, inter alia, considering the agreement reached, if reached, between HOT and ACUM with respect to the royalties to be paid to ACUM.

Pursuant to an immediate report published by HOT, in July 2010 a judgment was entered in arbitration between HOT and ACUM regarding the mechanism defined for calculation of the annual royalties in respect of use of works, the rights of which are protected by ACUM. According to this report, the arbitration judgment accepted, in principle, the outline of the royalty calculation model as presented by ACUM in that proceeding, with the exception of certain changes, and determined that this model would also apply to the difference in royalties from 2003 forward, according to a calculation to be performed by the parties to arbitration in a mutually agreeable manner. In November 2010, HOT announced that it disputed the arbitration judgment and filed an appeal of the arbitration judgment. Since DBS does not have the arbitrator’s judgment, arbitration documents and appeal documents, DBS does not know which model was adopted by the arbitrator and the reasoning behind the judgment.

According to ACUM, and this is disputed by DBS, the differences in the royalties to be charged to DBS in respect of 2003 forward, will also be determined in accordance with the decision of the arbitrator. Consequently, DBS management believes that after the arbitration judgment, if not overturned, ACUM will require DBS to pay differences in material amounts, retroactively, and even to pay royalty payments in the future that are significantly higher than what has been paid to date. In light of the above, DBS revised its estimate of the amount of royalties since 2003. The revision of the royalties estimate was performed according to the outline of the royalty calculation model received from ACUM shortly after the arbitration judgment was entered, while performing the adjustments in accordance with the estimates of DBS management. This then served as the bases for the material provisions DBS set aside in its financial statements.

With respect to other copyright organizations, it was agreed with some that payment of royalties would be made for television broadcasts during the term of the engagement with them (expected to expire in 2011 and 2012). With respect to the other organizations, the undisputed amount of royalties is paid, and DBS may be required to pay additional amounts as royalties. DBS does not believe that the amounts it may be required to pay, whether in respect of television broadcasts (following resolution of said disputes) or the transfer of content over other media, will be material. This estimate by DBS is a forward-looking statement, based among other things on estimates by DBS, including regarding the amount of use of the content and the positions of the various organizations, and should any of them change, this estimate may change accordingly.

5.11.2
DBS participates, fully or partially, in investment in original productions it broadcasts. In consideration for its investment, DBS is usually entitled, in addition to the right to broadcast the content as part of its transmissions, to rights in such content, in the percentages set out in agreements with the producers. Sometimes, DBS is also entitled to grant authorizations to use rights and to participate in revenues attributable to additional uses of content beyond their broadcast by DBS.

5.11.3
Additionally, DBS enters into agreements to receive licenses to broadcast local and foreign channels, in consideration of a fixed annual payment or payment dependent on the number of subscribers to the relevant channel.

5.11.4
Given the many content providers from which DBS purchases broadcasting rights, DBS does not have a main content provider and is not materially dependent on any single content provider. However, with respect to broadcasts of Israeli sports, at the date of this report there is dependence on the purchase of the broadcasting rights of local sports channels by these two content providers.

5.11.5	For information regarding the presentation of the broadcasting rights in DBS books and the amortization of their costs, see Notes 3B and 9 to the DBS 2010 Financials.

5.12	Human Resources

5.12.1	Organizational structure

DBS has nine departments, each headed by a VP, who are members of DBS management, as shown in the figure below:

Customer
Service
Engineering

Content

Marketing

Human
Resources

Finance
and
Operation

Information Systems

Internal Auditor
(external)

CEO

Board of
Directors

Regulation and Legal Management

Sales

(*) The Internal Auditor is not an employee of DBS.

5.12.2	DBS personnel by department

Department	Number of Employees
	At December 31, 2009	At December 31, 2010
Marketing Department	31	35
Customer Service	1,705	1,752
Content Department	72	78
Engineering Department	92	97
Finance and Operations Department	117	115
Human Resources Department	43	48
Regulation and Legal Management Department	3	3
Information Systems Department	88	94
Management and Spokesperson	7	7
Total	2,158	2,229

At the beginning of 2011, sales was spun off from Customer Service into an independent department.

5.12.3	Training and human resources development

DBS provides regular training for its customer service, technical service and sales personnel via its training center.

DBS trains its employees on an ongoing basis and also carries out manager training and support on an ongoing basis.

5.12.4	Employee compensation schemes

A.
In September 2008, 4,250,000 Company option warrants were allocated to the CEO of DBS. They are exercisable into Company shares at the exercise price of NIS 5.24 per option warrant on the allocation date (as will be adjusted according to the Company's payment of dividends as of allocation date). The fair value of the option warrants on the allocation date was NIS 10,280,000. The option warrants vest in three equal annual portions, and by the date of this report, two of the three portions have vested. With respect to the third portion, the Company informed the CEO of DBS that it is reviewing the possible implications of changes that have occurred in the structure of DBS's holdings for the third portion.

B.
An existing annual bonus plan is in place for the CEO of DBS for 2010, based on the rate of achievement of certain goals defined in the plan and a retention plan that entitles the CEO to a bonus dependent on his performance at DBS during the period stipulated therein. In 2010, the CEO of DBS also received a payment under an amendment to his employment agreement. An annual bonus plan also exists for other officers. It is based on attaining annual targets, and the issue of bonuses is subject to approval by the DBS Board of Directors. Furthermore, annual bonuses are granted to other managers and employees at the discretion of DBS.

5.12.5	Benefits and the nature of employment agreements

DBS employees are employed under personal employment agreements, on the basis of a monthly salary or an hourly wage, with some of the employees also entitled to performance-based compensation. The employment agreements are generally for an undefined period, and each party may terminate the agreement by prior notice in accordance with the agreement or the law.

In January 2010 the New General Federation of Laborers (Histadrut) began preliminary organization of DBS employees. The Histadrut has set up two action committees and claimed it represents over one third of the technicians who are DBS employees, and that it is entitled to conduct collective negotiations with DBS on their behalf. DBS rejected this claim. Since April 2010, DBS has not been contacted at all by the Histadrut.

DBS employs people at the Telephone Service Call Center, in Engineering and Information Systems on the weekly day of rest and on days of rest prescribed by the State, and it has an appropriate permit for such employment.

5.13	Suppliers

For a description of the engagement with Spacecom, which has the exclusive rights and is the exclusive provider of space segments used by DBS, and upon which DBS is highly materially dependent, see Sections 5.8 and 5.18.1.

For a description of the engagement with ADB and Eurocom Digital Broadcast for the purchase of decoders, see Section 5.9.2.

For a description of the engagement with NDS, upon which DBS is dependent with respect to the supply of broadcasting and encryption operating services, see Section 5.9.4.

With respect to dependence on the purchase of the broadcasting rights of local sports channels from these two content providers, see Section 5.11.4.

5.14	Working Capital

5.14.1	Customer and supplier credit

DBS collects subscriber fees from its customers at the beginning of each calendar month for the previous calendar month.

The following is information regarding supplier and customer credit in 2010:

	Average credit in NIS millions	Average credit days
Customers74	169	39
Short-term suppliers	362	11
Long-term suppliers	54	*

(*)	See Section 5.18.6 for information about the payment agreement with the Company and Bezeq International.

74	Less doubtful debts.

5.14.2	Working capital deficit

At December 31, 2010, DBS’s working capital deficit amounted to approximately NIS 621,491,000.

5.15	Financing

5.15.1	Average interest rate on loans

	Source of financing	Amount at December 31, 2010 (NIS millions)	Currency or linkage	Average interest rate in 2010	Effective interest rate in 2010
Short-term loans	Banks	86	CPI-linked NIS	4.73%	4.83%
Long-term loans	Banks (1)	521	CPI-linked NIS	5.6%	5.64%
	Non-bank (2)	1,087	CPI-linked NIS	8.17%	8.37%
	Shareholder loans(3)	2,300	CPI-linked NIS	6.32%	6.42%

(1)
Through December 31, 2010, the long-term bank loans bore 5.6% annual fixed interest. As of December 31, 2010, some of these loans began bearing fixed interest at an average rate of 6.63%, and others variable interest at an average rate of prime plus 1.8%.

(2)
The non-bank credit, which is valid as of December 31, 2010, comprises debentures (see Section 5.15.5). In 2010, the loans DBS took from institutional bodies in 2005 were repaid (see Section 5.18.5).

(3)
Loans extended to DBS by its shareholders are linked to the CPI and are divided into three types: A. Non-interest bearing loans; B. Loans bearing annual interest of 5.5%; C. Loans bearing annual interest of 11%. See also Section 5.18.4 below and Note 16 to DBS's 2010 financial statements..

5.15.2	Credit restrictions applicable to the company

DBS received bank credit under a financing agreement between DBS and a consortium of banks that provided DBS with long- and short-term banking finance ("the Financing Agreement" and the "the Banks", respectively). In 2010, another bank joined the consortium of banks. The bank credit is made up of short-term credit extended to DBS under a credit facility which expires, under an amendment to the agreement in 2010, at the end of 2015, and long-term credit repaid in accordance with a payment schedule that ends at the end of 2015.

In March 2010, pursuant to the additional bank's entry into the consortium of banks, the joining bank provided DBS with its relative share in the current DBS credit facilities, and thus extended DBS long-term credit of NIS 255 million, most of which was used to join it (according to its relative share) with the DBS long-term credit facilities, with repayment and early repayment of DBS debts to the current banks, and its balance of NIS 46 million, was earmarked for DBS current needs. In the agreement for the entry of the additional bank, the financial covenants with which DBS must comply were amended.

At the date of this report, following an additional amendment to the Financing Agreement of November 2010, DBS must comply with the debt coverage ratio (based on the ratio between DBS's cash balance and cash flows over the past 12 months and the principal and interest payments over the coming 12 months), and the maximum and minimum supplier credit covenant (after the amendment of the covenants in November 2010). The compliance of DBS with these covenants is measured quarterly, and failure to comply with these covenants, subject to extensions stipulated in the Financing Agreement, grants banks the right to demand early repayment of the loans. As part of said amendment, the Financing Agreement further stipulated a mechanism according to which if the Company's debentures (Series B) are downgraded below ilBBB (or its equivalent, whichever is lower), the annual interest paid to the banks will increase by 0.25% in respect of each notch on the rating scale, as long as the downgrade is in effect.

At December 31, 2010, DBS was in compliance with the financial covenants under the Financing Agreement. On June 30, 2010 and September 30, 2010, DBS was in compliance with the covenants after dispensations it had received from the banks regarding the target of one of the covenants for those dates, which was required given the material provisions DBS set aside, as aforementioned in Section 5.11.1.

In addition to the financial covenants set out above, under the Financing Agreement additional restrictions stipulated therein apply to DBS. These include: restrictions on its compliance with the business plan, updating of the plan and engaging in operations that are not an integral part of its current operations; restrictions on the assumption of third-party liabilities, including the receipt and extension of credit; restrictions on the distribution of profits and payment of management fees or similar payments to shareholders; restrictions on the creation of pledges and sale of certain assets without consent from the Banks; restrictions on DBS’s transactions with interested parties, changes of ownership in DBS, the purchase of securities in any corporation and the offering of its securities to the public (including the issue of debentures); restrictions on the shareholder loans given to DBS, including their inferiority to the bank credit (and to debentures issued to the public, if any), and restrictions on the repayment thereof prior to repayment of bank credit in full, except in respect of shareholder loans given to DBS after April 1, 2004, which DBS may repay on account thereof prior to full repayment of the bank credit, under the conditions set out in the Financing Agreement; Restrictions on the allotment of shares or other DBS securities without the consent of the Banks, except for the allotment of securities to DBS shareholders which was permitted under the conditions set out in the Financing Agreement.

DBS is bound to make mandatory repayment of sums that it receives in respect of the issue of shares or debentures to the public, sale or transfer of property and certain cash flow surpluses of DBS, on the conditions and at the rates set out in the Financing Agreement. DBS may, voluntarily, effect early repayment sums received in respect of issue of shares or debentures to the public, which may remain after the aforesaid mandatory repayment, on such conditions and at such rates as are set out in the Financing Agreement, with the agreement defining the rate of receipts from the issue of DBS debentures (Series A) in the event the series is expanded, if such occurs, to be used to repay the bank credit. DBS is entitled to repay, voluntarily, through early repayment, amounts to be received with respect to the public issue of shares or debentures, to remain after the performance of said mandatory repayment, under the conditions at the percentages stipulated in the Financing Agreement.

The Financing Agreement officially defines events that constitute breach and entitle the banks, under the conditions stipulated in the Financing Agreement, to call in the bank credit for immediate repayment, including various breaches of the Financing Agreement, liquidation and receivership proceedings against DBS, cancellation or suspension or the broadcasting license, unauthorized changes in ownership of the means of control in DBS, violations of the undertakings of the shareholders to the banks and breach of material agreements defined in the Financing Agreement.

With respect to restrictions on taking additional credit by virtue of the DBS debentures, see Section 5.15.5.

5.15.3
DBS has created a floating charge in favor of the Banks, and has created fixed charges in favor of the Banks over its rights under material agreements to which it is party, over its unissued registered capital, its goodwill, certain intellectual property rights, and over the insurance rights to which it is entitled under the insurance policies issued to it (the charge does not apply to DBS’s rights under its broadcasting license). These charges were taken at equal rank, pari-passu, with similar charges created by DBS in favor of its debenture holders (see Section 5.15.5). In 2010, the additional bank joined this series of charges.

5.15.4
Eurocom DBS, the largest shareholder in DBS,75 placed a charge on DBS securities it held and the rights to repayment of the shareholder loan it extended to DBS in favor of the Banks, to secure the amounts the Banks provided and will provide to DBS. DBS shareholders have confirmed to the Banks that until full repayment of the bank credit, the shareholder loans will be subordinate to the bank credit, there will be no disposition thereof and that they will not demand their repayment on any collateral for their security. On November 23, 2000 the Company gave a guarantee of DBS’s debts to the Banks, provided that the amount which the Banks receive in repayment by the Company in respect of its guarantee does not exceed the value of its shares in DBS on the date on which the Banks realize the shares which the other shareholders pledged in their favor. The Company also undertook that in the event a negative pledge the Company gave in favor of its creditors is released (see Note 14 to the 2010 Financials), the Company would charge its shares in DBS, a first ranking charge in favor of the banks.   Furthermore, the Company warranted to also put its shares up for sale in the event the Banks sell the charged shares. Pursuant to a deed of amendment of the guarantee of May 2, 2002, the Company consented that in the event of realization of the collateral given by the other shareholders, the Company would waive repayment of the shareholder loans it granted to DBS. The Company also consented that its guarantee would also apply, mutatis mutandis, to the options to be allotted to it by DBS and to the right to receive them. Eurocom DBS and the Company undertook to the Banks inter alia not to oppose the sale or other realization of their shares in DBS, which had been pledged (by Eurocom or DBS) or in respect of which a guarantee had been given (by the Company), such that the Banks could make the sale in the form of a friendly liquidation.

75	For details on the trust of Eurocom DBS shares, the terms of the merger stipulated by the Anti-Trust Commissioner, see Section 1.2.1 above.

5.15.5	Issuance of debentures

A.
In July 2007, DBS raised approximately NIS 620 million as part of a private issuance to institutional investors of registered debentures (Series A) which were listed on TACT Institutional at TASE ("the Debentures (Series A)”), in accordance with a deed of trust between DBS and Hermetic Trust (1975) Ltd. ("Trustee A" and "Deed of Trust A", respectively).

The Debentures (Series A) are to be repaid in eight annual (unequal) principal payments, in July 2010-2017,76 which at the date of this report bear annual linked interest at a rate of 8.4% per annum paid in semi-annual installments (principal and interest). The terms of the Debentures (Series A) include mechanisms to reduce the interest rate if the debentures are registered for trade on the stock market (to annual rate of 7.4%), and a mechanism for an interest supplement in the event that DBS pays an interest supplement in respect of the bank credit due to failure to comply with the financial covenants stipulated in the Financing Agreement and the Debentures (Series A) are not registered for trade at that time.

In Deed of Trust A, a restriction was stipulated that is dependent on the EBITDA of DBS, relating to DBS’s right to register a first-ranking charge in favor of the holders of additional securities, and/or allow them to participate in charges in favor of the Trustee, without requiring the Trustee’s consent.

Deed of Trust A sets out various agreed events (such as insolvency, breach, realization of charges on the main DBS assets, etc.), the occurrence of which, after a warning period stipulated in the deed, entitles the Debentures to be called in for immediate redemption subject to the provisions of the Deed of Trust. Immediate redemption can also be demanded in the event of realization of the Banks' collateral (as defined in subsection C) or the calling in of another series of Debentures issued by DBS for immediate redemption, or if the balance to clear exceeds the amount stipulated in the deed.

For the rating of the Debentures (Series A), DBS undertook to S&P Maalot (and solely to it) that it would not perform a redemption at the expense of the shareholders loans until end of the lives of the Debentures (Series A).

B.
In November 2010, DBS raised the sum of approximately NIS 450 million as part of a private issue to institutional investors of registered debentures (Series B) which were listed on TACT Institutional at TASE (the “Debentures (Series B)”), in accordance with a deed of trust between DBS and Hermetic Trust (1975) Ltd. ("Deed of Trust B" and "Trustee B", respectively).

The Debentures (Series B) are to be redeemed in eight (unequal) annual principal payments, in November 2013-201977, which bear annual CPI-linked interest at a rate of 5.85% per annum paid in semi-annual installments (principal and interest). The terms of the Debentures (Series B) included a mechanism for a 0.5% reduction in the annual interest rate should the debentures be listed for trade on the stock exchange and in the event the Company provides a guarantee for the holders of the debentures (Series B), and mechanisms for a 0.5% supplement the annual interest paid if the Company's debentures are downgraded to ilBBB or its equivalent, and a supplement of 0.25% to the annual interest in respect of each notch on the rating scale, as long as the downgrade is in effect Should the Company provide a guarantee in favor of the holders of Debentures (Series B), the interest supplements, if any, in respect of the downgrading rating, will be cancelled.

76
In each of the years 2010-2013 the principal payments will be 8% of the par value of the Debentures, and in each following year, the principal payments will be at a rate of 17% of the par value of the Debentures.

77
In each of the years 2013-2017, the principal payments will be 14% of the par value of the Debentures, and in each following year, the principal payments will be at a rate of 15% of the par value of the Debentures.

In Deed of Trust B a restriction was stipulated with respect to the right of DBS to record first-ranking charges to the holders of additional securities that may be issued by DBS (either through expansion of the series or in the event of the issue of another series or additional securities) and/or allow them to participate in charges in favor of the Trustee, without requiring the Trustee’s consent, which is dependent on the ration between the DBS's total secured debt and its EBITDA in the 12 months prior to said date and the rating of the debentures (Series B0 not being downgraded at that time (to the extent their rating does not exceed the initial rating - see subsection F below).

Additionally, Deed of Trust B sets out various agreed events (subject to the extensions), which if they occur, entitle the Debentures to be called in for immediate redemption subject to the provisions of the Deed of Trust. These events include the events included in this regard in Deed of Trust A, with certain changes, and additional events, including failure to submit financial statements to the trustee on the dates stipulated in the deed, decrease in the Company's rate of holding in DBS to below the minimum rate stipulate in the deed (as long as DBS is a private company), merger with another corporation (except with a company or corporation it controls) or sale of its main assets under the terms stipulated in the deed, cancellation of the broadcasting license or termination of activity in the field of communications, and non-compliance with the financial covenant stipulated in the deed based on the ratio between DBS's secured debts and its EBITDA (as they are defined in Deed of Trust B and subject to the term of amendment stipulated in the deed).

Deed of Trust B includes a restriction on the right of DBS to pay dividends and repayment on account of the shareholders loans in its compliance with the financial covenant based on the ratio between the total secured debt and its EBITDA (as they are defined in Deed of Trust B, and subject to the amendment periods stipulated in the deed), and with respect to the repayment of shareholder loans, there is an additional restriction according to which the amount of repayment shall not exceed the net accumulated profit of DBS from the beginning of 2011 forward, less financing expenses of DBS in respect of shareholder loans and less repayments or distributions made.

DBS is looking into the possibility of expanding the debenture series (Series B), by the issue of additional debentures for NIS 120 million, according to orders it received from institutional bodies and this subject to the approval of the banks and approval of the rating company that the rating will not be downgraded as a result. 50% of the consideration from the issue is designated for early repayment of part of the loan-term credit DBS was extended by the banks. At the date of this report, orders have been received from institutional bodies, as aforementioned, although the expansion of the series has not yet been approved and the approvals for such have also net yet been received.

C.
The Debentures (Series A) and Debentures (Series B) are each secured by a first ranking floating charge, unlimited in amount, on all of DBS's assets (aside from exceptions attributable to the provisions of the Communications Law) placed by DBS in favor of the trustee of the relevant series, including a covenant that restricts the creation of additional charges (aside from exceptions stipulated in the deed of trust), and in a first ranking fixed charge, unlimited in amount, in favor of any such trustee, on the rights and assets of DBS that were charged by it in favor of the banks (aside from exceptions attributable to the provisions of the Communications Law) ("Trustee Collaterals"). The Trustee Collaterals, as aforementioned) are first ranking and equal (pari passu) to the floating charges and the fixed charge placed by DBS in favor of the banks to secure the bank credit ("Bank Collaterals") and between the series of debentures themselves. The creation of additional charges by DBS in favor of the banks is subject to the approval of the trustee, unless said charges are also registered in favor of the trustee. In any event of realization of the Trustee Collaterals and/or Bank Collaterals and/or sale of the assets subject of these collaterals, including by the holders of other securities who will receive a charge on said assets, the receipts of such exercise will be divided pro rate between the trustee, banks and the holders of both debenture series, with each charge holder receiving its relative share of the receipts equal to the relative share of the debt to it (as defined in the deed of trust) divided by the total secured debt in said assets.

D.
According to the provisions of Deed of Trust B, in the event Trustee B is given a guarantee by the Company for the liabilities of DBS to the debenture holders (Series B), and the rating of the Company does not fall below -ilAA or the corresponding rating with a different rating company (the higher of the two), then as of said date and as long as the Company's rating did not fall below the aforementioned rating, the collaterals DBS created in favor of Trustee B will be cancelled, the restriction on expansion of the series and the issue of additional securities secured by said collaterals, the restriction regarding the repayment of the shareholder loans and payment of dividends will be cancelled and the number of causes for immediate redemption available to Trustee B under Deed of Trust B will be cancelled (in addition to the drop in the annual interest rate as aforementioned).

E.	For additional information regarding the Debentures (Series A) and Debentures (Series B), see Note 14 to the DBS 2010 Financials.

F.	Changes in the rating of the Company and rating of the debentures by S&P Maalot in the reporting period

	Debentures (Series A) and Company rating	Debentures (Series B)
5.7.07	-ilBBB - rating on date of the issue
13.4.10	Rating upgraded to ilBBB
6.7.10	Rating upgraded to +ilBBB
13.10.10	Placed on credit watch with positive implications
31.10.10
Upgraded to -ilA, among other reasons in view of the expected improvement in DBS' liquidity in the short term following the issue of Debentures (Series B) and in view of the amendment to the Financing Agreement that included a list of the financial covenants with which DBS must comply.
-ilA - rating on date of the issue
1.3.11		Rating of ilA- for additional debentures of up to NIS 120 million par value, to be issued in a series expansion.

5.15.6	The corporation's credit facility (in NIS thousands)

Credit facility	Use at December 31, 2010	Use at February 27, 2011
114,060	88,467	64,184

For information, see Note 28 to the DBS's 2010 financial statements.

5.15.7	Estimate regarding the need to raise sources of financing in 2011

According to the payment schedule of the Financing Agreement and DBS's debentures, in 2011 DBS is expected to repay NIS 217.5 million on account of principal and interest of its loans (regarding the possibility of additional repayment of bank credit through some of the consideration from expansion of the Debenture Series (Series B), if performed, see Section 5.15.5.B).

DBS management estimates the sources of financing available to it will be sufficient for its operations in the coming year, and this according to the cash flow forecast that was approved by the DBS Board of Directors. Should additional sources be necessary for operations in the coming year, DBS will adjust its activity such that it will not require additional sources beyond those available to it.

In recent years DBS needed to raise external financing sources, inter alia, to increase its investments. As at the date of this report, a significant increase of DBS's investments would require expansion of the sources of financing available to it (for restrictions regarding additional credit, see Sections 5.15.2 and 5.15.5).

5.16	Taxation

For information regarding DBS taxation, including proceedings regarding an assessment in respect of input tax issued to DBS and proceedings that ended in the year of the report regarding the transaction assessment issued to DBS, see Note 27 to DBS's 2010 financial statements..

5.17	Restrictions on and supervision of the company

5.17.1	General

DBS’s operations are regulated by and subject to a special extensive system of laws (from primary legislation to administrative directives and Council decisions). The above legislation, secondary legislation, resolutions of the Council and administrative directives have a material impact on DBS and its operations. Likewise, legislation and secondary legislation in the fields of communications and consumer protection have a material impact on DBS.

Restrictions are applicable to DBS under the Communications Law and the regulations promulgated thereunder.

Pursuant to the Communications Rules (Broadcasting Licensee) 1987 (the “Communications Rules”), various obligations and restrictions apply to DBS, including those relating to broadcasting content and the total and manner of investment in local productions.

Additionally, DBS's operations are subject to the provisions of its licenses, and particularly the broadcasting license78.

5.17.2	Eligibility requirements for licensee for satellite broadcasts, restrictions on cross-ownership

The regulations of the satellite broadcasting license place various restrictions on a licensee, including eligibility requirements for a licensee for satellite requirements that relate to the holdings of the owner of the broadcasting license and the interested parties, directly and indirectly, in the licensees under the Law of the Second Authority and the owners of daily newspapers. In 2008, the Ministry of Communications informed DBS of what it claimed to be a violation of the eligibility restriction stipulated in the Satellite Broadcasting Regulations, in view of the holdings of Bank Leumi Ltd. both in DBS (under a charge in its favor on shares of its issued capital) and Keshet Broadcasting Ltd. In April 2010, a subsidiary of Bank Leumi informed DBS that it had complete a transaction for the sale of all its holdings in Keshet Broadcasting Ltd. and, thus, to the best of DBS's understanding, the issue has been resolved.

5.17.3	Royalties

Under the Royalties Regulations (Satellite Broadcasts), DBS must pay royalties on its revenues from provision of broadcasting services. For information regarding the percentage of royalties and in the increase in the percentage of royalties in 2011 and 2012, see Section 1.7.3. C. In respect of 2009, DBS paid approximately NIS 13.5 million in royalties (the percentage of royalties that year was 1.5% of the relevant revenues). In respect of 2010, DBS paid a total of NIS 9.6 million in royalties (the rate of the royalties this year was 1% of the relevant revenues).

78	The full version of the broadcasting license is available of the Ministry of Communications website: www.moc.gov.il.

5.17.4	Tariff regulation

The broadcasting license stipulates provisions regarding the types of payments the broadcasting licensee may collect from its subscribers. DBS is obligated to inform the Chairman of the Council of any change in the price list approved by the Council immediately upon its publication, and the Chairman is entitled in certain cases to prohibit the change in the price list. The Chairman of the Council is further entitled to intervene in special offers or discounts offered by DBS, if he finds that they mislead the public or discriminate between subscribers.

Under Section 6(49) of the Communications Law, the license may stipulate maximum prices that can be charged to subscribers. At the date of this report, no such prices had been set.

5.17.5	Requirement to invest in local productions

In accordance with the requirements of the broadcasting license and the decisions of the Council, for each of the years 2010 and 2011 DBS must invest in local productions an amount which shall not be less than 8% of its revenues from subscription charges. Despite the fact that DBS's total investment in local productions in 2008 exceeded 8% of its revenues, the Council informed DBS in October 2009, among other things, that DBS had not complied with its obligation to invest in local production on the channels owned by external producers in 2008 and that DBS had not complete the shortfall in this category in 2007. The Council further stated that DBS failed to live up to its obligation to invest in television movies, cinema, complex drama and mini dramas in 2008 and did not complete the shortfall from the past in this category. The Council gave notice that DBS was to complete these shortfalls from 2008 as well as the shortfalls from previous years in said categories in 2010 and 2011. DBS disputes some of the determinations of the Council, and it has contacted the Council in an attempt to change its decision.

At the date of this report, an inquiry is being conducted by the Council and DBS regarding the Council's allegations of purported violations of the requirement to invest in 2009 in several categories.

5.17.6	Requirement to transmit channels

In accordance with the requirements under the law and license, DBS is required to allow the producers of channels set out in the law to use its infrastructures to transmit broadcasts to its subscribers, and this in exchange for payment ("Transmission Fee") to be determined in the agreement, and lacking agreement - in exchange for a payment to be determined by the Minister, after consulting with the Council.

In March 2009 the Ministry of Communications announced a hearing on the amount of the transmission fee, noting that the results would serve as the foundation for the decision on the dispute between DBS and the dedicated channels (lacking an agreement between them), and the amount of the payment to be determined in the hearing will apply from 2007 through the end of 2013. The parties will be able to use the calculation method to calculate the amount of the payment through 2006. The Ministry of Communications noted that its economic opinion, which it attached to the hearing, could serve as the basis for settlement of other disputes that may arise between DBS and other independent channel producers. In November 2010, as part of the hearing, DBS received the economic opinion of the Economic Department at the Ministry of Communications. According to the opinion, the annual usage fees would amount to NIS 2 million for an independent channel producer that is not financed by subscription fees. At the date of this report, the decision of the Minister in this regard has not yet been received.

In accordance with an amendment to the Communications Law in July 2010, the dedicated channels are exempt from payment of transmission fees to HOT and DBS. In September 2010, DBS filed a claim with the High Court of Justice against the validity and applicability of this amendment. For details on the claim, see Section 5.19.

5.17.7	Content of the broadcasts and obligations with respect to subscription

The broadcasting license sets out a number of provisions that relate to the content of DBS’s broadcasts, including the Council’s approval of the channels broadcasted by DBS and approval of the electronic program guide (EPG) which is part of DBS’s digital service to its subscribers. The Communications Law prohibits the broadcast of advertisements, subject to several exceptions (this prohibition also applies to HOT).

Additionally the broadcasting license includes conditions regarding the terms of the services to subscribers and prohibition of discrimination between subscribers as well as an obligation to have the Council and the Standard Contracts Tribunal approve the subscriber agreement.

5.17.8	Restrictions on term of commitment

As of December 2010, subscribers can no longer be signed up for special offers that include a term of commitment by the subscriber to use the services for more than 18 months (this restriction does not apply to subscribers that signed up for special offers up to December 2010).   It was also prohibited to offer subscribers various terms of commitment for different service components. In accordance with the decision of the Council, as of January 2011, DBS is entitled to collect the cost of the benefit from subscribers who signed up for a special offer that includes a term of commitment and ask to be disconnected from its broadcasts prior to the end of the term of commitment. This is equal to the lower of the following two amounts: Return of the cost of the benefit stipulated in the special offer or the balance of the payments the subscriber would have had to pay had the subscriber remained connected to DBS's services through the end of the term of commitment.

With respect to the memorandum on the amendment to the Communications law regarding restrictions on the exit fee the licensee may collect from its subscribers, see Section 1.7.3D.

5.17.9	Ownership of broadcast channels

According to the communications rules, DBS, including its associated entities which are defined in the communications rules, may own up to 30% of the local channels broadcast by DBS. (This is in contrast to the 20% applicable to HOT.) Under the Communications Law, DBS is also restricted on the broadcast of news broadcasts.

5.17.10	General provisions regarding the broadcasting license

The Minister and the Council have parallel authority to amend the broadcasting license. The Minister was authorized to cancel or postpone the broadcasting license for causes set out in the Communications Law and the broadcasting license. The Communications Law and broadcasting license stipulate restrictions on the transfer, attachment and encumbrance of the broadcasting license and any of the assets of the broadcasting license. The broadcasting license requires receipt of the approval of the Minister for specific changes in the holding of the means of control in DBS and imposes a reporting requirement regarding the holders of the means of control; hurting competition in terms of provision of broadcasts and services is prohibited, including terminal equipment and other telecommunications services unless approved in advance and in writing by the Council; the obligation to file reports to the Ministry of Communications was defined as well as conditions regarding the regulation of the activity of the licenses; an obligation was stipulated to provide bank guarantees of NIS 30 million (principal) to the Ministry of Communications to guarantee DBS's undertakings under the license (in order to issue these guarantees, DBS shareholders provided securities to the issuing banks).

With respect to the restrictions stipulated regarding DBS as part of acquisition of control of the Company by B Communications, see Section 1.3.1A.

5.17.11	Consumer Protection Law

Under the Consumer Protection Law, there is an obligation to provide notice of the end of a term of a transaction and to receive the approval of the customer to extend the engagement beyond the specified term of the transaction.

5.17.12	Wiring in subscribers' homes

When a subscriber switches from HOT to DBS and vice versa, in accordance with the administrative directives issued by the Ministry of Communications, which regulate how the subscriber is transferred and the use of the infrastructures in the subscriber's home, and determines the obligation to pay a monthly usage fee in respect of the infrastructure (wiring) that is owned by the other multi-channel television provider. In some subscriber homes, DBS is dependent on the use of the internal wiring that belongs to HOT and the use of which is done under the administrative directive.  In the past, disputes arose between DBS and HOT regarding implementation of the administrative directives. In July 2010, an agreement was signed between DBS and HOT, under which DBS paid HOT an agreed amount to clear its demands with respect to the use of infrastructure in subscriber homes through the end of 2010, and it was determined that as of 2011, there would no longer be a requirement of either of the parties to pay the other party in respect of the use of the wiring in accordance with that set out in the agreement. In September 2010, DBS and HOT contacted the Ministry of Communications with a request to amend the administrative directives, to cancel the obligation to provide prior notice of the connection to the other licensee prior to performance of the actual connection in the event a subscriber switches between licensees, such that the licensee to which the subscriber connects will submit the notice of disconnection from the subscriber to the licensee from it was disconnected only after performance of the connection to the other licensee. The Ministry of Communications has not yet issued a decision on this matter.

5.18	Substantial agreements

Following is a brief description of the main points of the agreements likely to be considered as material agreements not in the ordinary course of DBS's business, which have been signed and/or are valid in the period of the Periodic Report:

5.18.1	Space segment lease agreements

DBS and Spacecom Communications Ltd. ("Spacecom"), a company jointly controlled by Eurocom DBS, the largest shareholder in DBS, have an array of agreements under which DBS uses the space segments via Amos 2 and Amos 3 satellites ("Space Agreement").

In the past the Space Agreement applied to use of the space segments via Amos 1, the use of which ended in 2008 (the holder of the rights to this satellite, Israel Aircraft Industries Ltd., was also a party to the engagement. In May 2010, DBS completed repayment of its debt to Israel Aircraft Industries Ltd. in respect of the use of Amos 1 satellite).

Pursuant to the Space Agreement, the term of use of the space segments on satellites AMOS 2 and AMOS 3 is through April 2016 or until the end of life of AMOS 2, the earlier of the two. The consideration for use of the space segments consists of annual usage fees to be paid in monthly installments, the amount of which depends on the total number of segments supplied by Amos 2 and Amos 3 to DBS, its shareholders and entities affiliated with DBS and/or with its shareholders, as defined in the Space Agreement.

Under the Space Agreement, if the supplied capacity becomes unusable, Spacecom shall make every effort to provide alternative capacity, and if Spacecom is not able to do so, it will work to provide such through a satellite belonging to another operator. Should the cost of the alternative capacity exceed that set out in the agreement, Spacecom will participate in half of this cost alone, provided that it does not exceed USD 50,000 per segment annually. Should work be required to adapt the ground infrastructure in subscriber homes, Spacecom will bear the costs that apply to DBS, up to USD 2,500,000, with DBS bearing the remaining costs.

DBS was also granted the right of first refusal for additional space segments on AMOS 2 under the terms specified in the agreement.

Pursuant to the Space Agreement, DBS must use 13 space segments, and while DBS may temporarily stop using a single segment, each party is entitled to bring about its renewed use (once a year). A mechanism was set up for partial backup on Amos 3 in the event of non-availability of space segments on Amos 2. Additionally, Spacecom undertook to make every reasonable effort to backup on Amos 2 in the event of non-availability of both space segments used by DBS on Amos 3, at the date of this report.

At the date of this report, DBS is using ten space segments on Amos 2 and two space segments on Amos 3 (in view of its right to terminate the lease of the 13th segment, as aforementioned). The lease fees in 2010 amounted to approximately NIS 87 million.

DBS is materially dependent on Spacecom, as the exclusive holder of the rights and the sole provider of space segments used by DBS, which is also responsible for operation of the space segments. With respect to exposure to risks in the event Amos 2 or Amos experience operations failure, see Section 5.22.2E.

5.18.2	Financing agreement with the Banks

For a summary of the main points of the agreement, see Section 5.15 and Note 5 to DBS's 2010 financial statements.

5.18.3	Deeds of trust regarding Debentures (Series A) and Debentures (Series B)

For a summary of the main points regarding the deeds of trust, see Section 5.15.5.

5.18.4	Agreements with DBS shareholders79

A.	The founders agreement dated December 4, 1998, between the shareholders of DBS, which regulates the establishment and management of DBS as well as the relationships between the shareholders.

B.	An agreement dated December 30, 1998 between DBS’s shareholders and DBS regulates, inter alia, the establishment and authorities of an executive committee.

C.
An agreement dated November 2001 between DBS’s shareholders and DBS, changed the dilution formula set forth in the founders agreement and stipulated that the holdings of DBS's shareholders would be adjusted to the pro rata share of their investments in DBS, such that for the purpose of dilution, the investments (made by way of shareholders’ loans) would bear, as of the date fixed in the agreement, CPI linkage differentials and an annual cumulative linked interest rate of 5.5% from the date of the establishment of DBS.

D.
An agreement dated December 30, 2002 as amended on August 6, 2003, between DBS shareholders and DBS, prioritizes shareholders’ loans granted subsequent to July 10, 2002 over earlier loans.  The agreement also stipulated that these loans would bear CPI linkage differentials and an annual accrued linked interest rate of 5.5%, while loans granted after April 27, 2003 would bear CPI linkage differentials and an annual accrued linked interest rate of 11%.  Furthermore, the agreement stipulated a mechanism for the allotment of shares or option warrants to shareholders who would invest in DBS, such that their holdings in DBS would be adjusted to their adjusted investments in it.  The agreement also stipulated the information rights for the shareholders who are parties thereto.

5.18.5	Agreements with institutional bodies

Through November 2010, DBS was engaged through agreements from 2005, loans were provided to DBS by a number of institutional bodies, in the total sum (principal) of NIS 100 million, linked to the CPI and bearing interest at an annual rate of 11%, the date of repayment of which is December 31, 2013. As collateral for these loans, the Company undertook to repay amounts on account of the loans, the amount of which would be determined by the fixed formula in the agreements. These loans were repaid through early repayment in November 2010.

5.18.6	Agreement with the Company and with Bezeq International

In May 2010, DBS and the Company put together an arrangement regarding the amount of DBS's debt to the Company in respect of various communications services at July 31, 2009, in view of the dispute that arose between the parties. In October 2010, the agreement to defer part of the payments under said arrangement was approved as well as deferral of payments DBS owed to the Company under a previous agreement between it and the Company for the rescheduling of DBS's debt in respect of the purchase of Internet infrastructure in the amount of NIS 45.5 million. The rescheduling agreement can be cancelled with advance notice, under the terms stipulated therein. Additionally, in October 2010 a similar rescheduling agreement with Bezeq International Ltd. was approved regarding a debt of NIS 8 million. The arrangements were approved as a transaction in which the controlling shareholder of the Company had a personal interest. For more details, see the supplemental report to the transaction report and the notice to convene an extraordinary meeting dated April 14, 2010, as well as a transaction report and notice to convene an extraordinary meeting dated September 6, 2010 (regarding engagements A and B in said report), brought by way of reference.

79
These agreements were also signed by additional shareholders, whose holding in DBS were sold to Eurocom DBS and, therefore, at the date of this report, the parties to these agreements are Eurocom DBS and the Company.

5.19	Cooperation Agreements

In January 2011, DBS and the Company signed agreements pursuant to which DBS will market the Company's telephony and Internet infrastructure services, including as part of a joint basket of services, and the Company will market DBS's television services, including as part of the joint basket of services. The Company's entry into the agreements was approved as a transaction in which the controlling shareholder has a personal interest (for additional information see the transaction report and the notice to convene an extraordinary meeting dated September 6, 2010, regarding engagement (in the aforementioned report). At the date of this report, the parties have yet to operate pursuant to these agreements.

5.20	Legal Proceedings

Following a revision of the materiality threshold of the Group as of October 1, 2010, this annual report will include comments and/or revisions regarding the legal proceedings that account for 5% or more of the net profit from the ongoing activity of the Group (approximately NIS 130 million or higher80) according to the Company's most recent annual financial statements (consolidated) and the legal proceedings in which the amount claimed was not specified in the statement of claim, unless relating to a claim which would not seem to reach the aforementioned quantitative threshold (and all unless additional aspects and/or implications for the proceeding exist beyond its financial total)81.

5.20.1	Pending legal proceedings

A.
In July 2006, DBS filed a monetary claim of NIS 31.5 million with the Tel Aviv District Court against Pace Micro Technology plc  ("Pace") n respect of payment of its direct expenses for the repair of a model of defective set-top boxes which was manufactured and supplied by the defendant pursuant to a framework agreement from August 1999 between DBS, the defendant and Eurocom Digital Communications, where in the agreement it undertook to provide repair services for the set-top boxes. On July 15, 2007, a statement of defense was filed by the defendant and in conjunction therewith it filed a statement of counterclaim against DBS and against Eurocom, jointly and severally, in the amount of NIS 42.6 million. The defendant argues in its statement of defense and counterclaim that the liability for the failures of the set-top boxes should not be imposed on it, but on DBS and/or Eurocom, and it argues that this is, inter alia, because the set-top boxes were not designed appropriately by the counter defendants, were not properly tested by the counter defendants, and because at least some of the decoders were not properly installed in subscriber homes by DBS or by its contractors. In the counterclaim, various damage related to the repair of the set-top boxes, related expenses and loss of profit are alleged.

80
To examine whether the amounts of the claims meet said threshold, the amounts were linked to the CPI. The amounts noted in this section are the original amounts, without linkage differentials. With respect to said threshold, should there be similar proceedings against several companies in the Group, the amount of the claim may be examined cumulatively in respect of all the proceedings together.

81
Therefore, this report does not include updates regarding proceedings described in the Company's reports in 2010 and which do not reach said materiality threshold, as follows: A claim from July 2010 that was described in the Company's financial statements for the second quarter of 2010, and a petition with the HCJ in respect of the transmission fees of the dedicated channels that was described in the financial statements for the third quarter of 2010.

The parties reached agreement in principle on a settlement and withdrawal of the claim filed by DBS against Pace and the counter-claim filed by Pace against DBS and against Eurocom Digital Communications. In the settlement, all these legal proceedings will end without any of the parties admitting the allegations f the other parties, DBS will purchase converters from Pace (for a total of USD 4.158 million) and Pace will supply DBS with an additional quantity of converters free of charge ( the total value o0f which, under the terms of the converter purchase transaction, is approximately USD 1.8 million). The settlement agreement has not yet been signed.

B.
In 2007 an application for certification of a class action against DBS was filed in the Tel Aviv District Court for reception disturbances in DBS's broadcasts and problems in the functioning of DBS's service system during the reception disturbances in September 2007. The applicant argues that in September 2007, daily malfunctions and long interruptions in television broadcasts were caused to DBS's subscribers which took the form, inter alia, of severe disturbances of picture and sound, and DBS's service center was not operational and it was impossible to receive service or assistance from it

The applicants estimated the claim at NIS 121 million.

The summations in the case are to be filed by March 20, 2011. There have recently been discussions between the parties in an effort to examine the possibility of ending the proceeding by settlement.

C.
On October 7, 2010, an application for certification of a class action against DBS was filed in the Tel Aviv District Court for NIS 98 million. According to the applicant, DBS did not live up to its obligation to provide the applicant and its customers with a document that outlines their right to cancellation should they make a change and/or addition to the service provided to them under the "ongoing transactions" with it, and according to the applicant the result was that it incurred financial damages of NIS 124, which is the difference between the payment it made in respect of the new converter and the amount it paid for the converter prior to the change over a period of three months, and non-financial damage of NIS 50 in respect of harm to personal autonomy. The applicant estimated that the total number of members of the relevant group is approximately one million subscribers. The final date for filing of DBS's response to the application for certification is February 23, 2010. Similar claims (by plaintiffs represented by the same attorney) were also filed against the Company, Pelephone and Bezeq International - see Sections 2.18.11, 3.21.1N and 4.20.6.

D.
On November 1, 2010, an application for certification of a class action against DBS was filed in the Tel Aviv District Court for NIS 258 million (sums in respect of monies unlawfully collected each month from each and every member of the group are expected to be added to this amount). According to the applicant, DBS materially violated the provisions of the Consumer Protection Law regarding a transaction for a defined period of time, and this due to the failure to send a notice to its customers of the end of their term of commitment and collection of improper payments at the end of the term of commitment. The applicant further argues that DBS conditioned the return of the payments unlawfully collected from the customers in the engagement with the Company on another long-term commitment. The applicant argues that as a result she incurred financial damage of NIS 568, which is the full amount she paid as subscriber fee after the end of the term of commitment. In addition, the applicant is suing for NIS 5,000 as exemplary damages and/or damages in respect of non-financial damage incurred by the applicant in respect of the alleged breaches of the provisions of the Consumer Protection Law. The applicant estimates that the relevant group for the application for certification numbers 570,000 customers. The Company must file its response to the application for certification by March 31, 2011.

E.
On December 13, 2010, an application for certification of a class action against DBS was filed in the Tel Aviv District Court for NIS 600 million. The applicant alleges that DBS violated its obligation to its customers by omitting broadcasts it is committed to air in the Basic Package, removed channels without approval, did not comply with the obligation to invest in quality genres and violation of obligations regarding the broadcast of commercials, promos and marketing and commercial content. The applicant argues that as a result, he incurred damage estimated at NIS 2,180. This amount comprises NIS 1,680, which is 10% of the total subscription fee the applicant paid in the seven years he was a subscriber of DBS as damages in respect of the damage he incurred due to non-broadcast of the broadcasts the Company is obligated to air, and non-financial damage of NIS 500 in respect of harm to personal autonomy. The applicant defined the group as all of the respondent's subscribers in the seven years prior to the filing of the action. He estimates that the group numbers 800,000 subscribers. The final date for DBS to file its response to the application for certification is March 20, 2011.

F.
On December 16, 2010, an application for certification of a class action against DBS was filed in the Tel Aviv District Court for NIS 50 million. The applicant alleges that DBS violated its obligation to its hearing impaired subscribers in that it did not comply with is obligations under the Equal Rights for Persons with Disabilities Law (1998) and under the Television Broadcasting (Subtitles and Sign Language) Law (2005) and violates the directives of the Council in this regard. In accordance with that alleged in the claim, the amount of damages claimed per customer is NIS 10,000. According to the estimate of the plaintiff at least 25,000 of the people suffering from hearing impairment (of the 50,000 he claims are defined as hearing impaired) are DBS customers. DBS has not yet filed its response to the application for certification.

5.20.2	Proceedings that came to a close in 2010

In February 2010, the Tel Aviv District Court dismissed an application for certification of a class action against DBS, The Sports Channel Ltd. (producer of Channel 5, 5+, 5 Live and 5 Gold) and others, regarding 5 Live's broadcasts, in which it was argued that 5 Live's broadcasts involve the transmission of content from 5+ to 5 Live, and this goes against the "fundamental guarantee of DBS which was verified in previous legal proceedings."

5.21	Business objectives and strategy

5.21.1	DBS’s goals are to continue the trend of growth in revenues, by continuing the moderate increase in the number of subscribers, and by continued growth in average revenue per subscriber (ARPU).

5.21.2
To achieve these goals, DBS invests considerable effort in marketing and sales, and in appropriate marketing strategy designed to continue attracting subscribers; retain existing customers and increase revenues from them; continually improve the array of services to subscribers, create differentiation and innovation in its broadcasting content which is to be expanded relative to HOT content, and to increase the amount of content purchased by each subscriber and expand DBS's value-added services. These efforts include DBS's drive to increase the rate of penetration of advanced services, including the PVR and HDPVR decoders and VoD and HD services among its subscribers as well as to also provide its content on additional platforms to increase DBS revenues and enhance subscriber loyalty to DBS's services.

5.21.3
DBS’s goals in respect of increasing the number of subscribers and the ARPU are based on forecasts by DBS's management, on the current trend in the broadcasting market and on DBS’s assumptions regarding competition in the broadcasting arena and the regulation which applies and which will apply to DBS’s operations and the restrictions which are imposed or will be imposed on DBS and its operations, taking into account the restrictions that apply and will apply to the Company, which affect DBS. However, the forecasts of DBS's management may not materialize because of changes in demand in the broadcasting market, fiercer competition in this field, the entry of additional entities into the broadcasting field or alternative fields and in light of the regulatory restrictions which are imposed or will be imposed on DBS or on its partnerships with the Company. Materialization of DBS’s goals in terms of more intense penetration of VoD services to its customers also depend on the availability of the types of decoders used to receive this service in customer homes and the Internet speed available in the subscriber's home (see Section 5.4). Increasing the penetration rates of PVR Decoders also depends on the availability of such decoders and the manufacturer’s supply dates.

5.22	Risk Factors

Following is a list of the threats, weaknesses and other risk factors of DBS (the "Risks”) attributable to the general environment, industry and special nature of its operations.

5.22.1	Macro risks

A.
Financial risks – a material part of DBS's expenses and investments are linked to fluctuations in the exchange rate of the US dollar (particularly content, satellite segments, purchase of decoders and additional logistics equipment). Therefore, sharp fluctuations in the exchange rate will have a material effect on DBS's business results. In addition, the loans taken out by DBS from its shareholders and the debentures DBS issued are linked to the consumer price index and, therefore, sharp rises in inflation rates could have a material effect on DBS’s business results.

B.
Recession/economic downturn - A downturn in the economic, rise in unemployment and decline in disposable income may lead to a drop in the number of DBS subscribers, lower revenues for DBS and have a negative impact on its business results.

C.	Security situation - An ongoing unstable security situation in large areas of Israel, which disrupts the day-to-day lives of the residents, could have an adverse effect on DBS's business results.

5.22.2	Sector risks

A.
Dependence on licenses - DBS provides multi-channel television broadcasts in accordance with a broadcasting license and other licenses. A breach of the provisions of the licenses as well as of the law under which the licenses are issued could bring about, subject to the license conditions, the cancellation, amendment or suspension of the licenses and consequently material harm to DBS’s ability to continue operating in the field.

B.
Regulation - DBS’s operations and broadcasts are subject to obligations and restrictions set out in legislation and to a system of licensing, oversight and approvals from various regulatory bodies, and consequently DBS may be influenced and restricted by policy considerations dictated by these entities and by their decisions and changes in communications legislation (see Section 5.17). The degree of regulatory intervention is very high and regulatory changes impact on DBS’s operations and may cause have an adverse effect on its financial results. In addition, the operations of DBS, as a company supplying services to the public, is subject to consumer protection legislation.

C.
Intense competition - The field of broadcasts is characterized by a very high penetration rate and intense competition, which requires DBS to constantly and continually invest in attracting and retaining customers, and dealing with high customer churn rates between DBS and HOT. For details about competition with HOT, see Section 5.7.

D.
Development of new technologies - The risk in the development of new technologies is that they will render existing technology obsolete, which will force DBS to male large monetary investments to retain competitive standing. Alternatively, if new technologies are developed that enable entry into the field of multi-channel broadcasts without making heavy financial investments, the entry barriers into the field might be lowered and this will constitute a threat to DBS’s competitive status (see Section 5.1.5A).

E.
Deploying alternative multi-channel broadcast infrastructures - The DTT system activity and particularly the possibility of expanding it as well as the entry of additional players into the field of provision of video content over additional infrastructures or expansion of the existing services may negatively impact on the financial results of DBS.

F.
Piracy - DBS is exposed to viewers’ attempts to use pirate connections in order to receive DBS broadcasts without paying subscription fees and is exposed to public access to content to which DBS has the copyright.

G.
Exposure to class action lawsuits - In view of the number of subscribers DBS and HOT have, there is exposure to class action lawsuits in material amounts. For information regarding pending applications against DBS for certification as class actions, see Section 5.20.

H.
Accessibility to video content over the Internet - The Internet enables access to video content, including via file sharing software. Growth in this trend, may make it difficult for DBS to attract and retain customers, and offer its services.

5.22.3	Special risks of DBS

A.
Need to receive approval from financing banks to conduct operations at DBS - Performance of operations and certain proceedings is dependent up receipt of prior approval from the Banks. This restriction could hinder DBS's operations (see Section 5.15.2).

B.
Exposure to having credit called in for immediate repayment due to non-compliance with loan agreements - Failure of DBS to comply with the provisions of the Financing Agreement or with the provisions of the deeds of trust signed with the Trustee for the debenture holders may, in accordance with and subject to the provisions of each of said agreements, respectively, entitled the relevant lenders to a cause of action to call in all the credit provided to DBS for immediate repayment and realization of the securities given by DBS and its shareholders (see Section 5.15). Some DBS creditors are entitled to call their debt in for immediate repayment if other DBS debts are called in for immediate repayment (cross-default).

C.
Restrictions that are the result of the ownership structure - DBS is restricted in cooperative ventures with the Company with respect to offering a basket of communications services that can compete with HOT in a manner that has a material impact on DBS's business status and is competitive ability (see Section 5.7.3). In the past, due to the Company's holdings in DBS, regulatory restrictions were imposed on it regarding the receipt of funds from its shareholders, which should it apply to DBS will reduce the sources of finance that could be available to it.

D.
Existence of sufficient cash flow - DBS is required to maintain a cash flow which is sufficient for compliance with its business plan and with repayment of the credit it used. The absence of a sufficient cash flow may impact on the ability of DBS to increase its rate of penetration of advanced services (such as PVR and HDPVR decoders) and to make it more difficult for it to face the competitive threats in view of technological developments and consumption patterns in the field.   Furthermore, failure to repay on time, as aforementioned, constitutes grounds for calling in the bank credit and debentures in for immediate repayment and redemption in accordance with and subject to the provisions and caveats in the Financing Agreement and deeds of trust, respectively.

E.
Malfunction of and damage to satellite - DBS broadcasts through space segments on the Amos 2 and Amos 3 satellites stationed in identical points in space. Operational malfunction or damage to one of the satellites is liable to disrupt and reduce the scope of DBS's broadcasts, and such disruption and reductions are expected to be more significant in the event of a failure of AMOS 2.  Nonetheless, the duplication of the satellites by means of which broadcasts are transmitted to subscribers enables a significant reduction of the risk entailed by damage to one of them, and improves the survival ability of the broadcast. If there is a malfunction in one of the satellites, it will be possible to broadcast most of DBS's channels via the existing space segments on the other satellite, and perhaps even via additional segments on the same satellite that might be made available to DBS, but not all the channels broadcast (for the agreement with Spacecom, see Section 5.18.1). DBS is not insured against loss of revenues caused by satellite malfunction.

DBS's estimate as aforesaid in this paragraph is forward-looking information. This estimate is based on the supply of space segments by Spacecom. This estimate might not be realized or might be realized to some or other extent if Spacecom does not provide DBS with alternative segments in the event of malfunction of either of the satellites, or DBS is not permitted to carry out the above-mentioned channel transfer.

F.
Dependence on holders of rights in the space segments - DBS is materially dependent on Spacecom, as the exclusive holder of the rights and the sole provider of space segments used by DBS, which is also responsible for operation of the space segments (see Section 5.18.1).

G.
Dependence on providers of software, equipment, content, infrastructure and services - DBS is dependent on certain providers of software, equipment, content and services, including broadcast encryption services (see Section 5.13). Failure to receive the products or services they provide could harm DBS’s ability to function and results.

H.
Dependence on use of internal wiring - DBS is dependent on the use of internal wiring in some subscriber homes, which is owned by HOT, and the use of which is performed in accordance with the administrative directives (see Section 5.17.12). If the administrative directives are cancelled, without an appropriate alternative arrangement that would allow one supplier to make use of the infrastructures of the other in subscriber homes, this would constitute a substantial barrier to DBS's subscriber recruitment.

I.
Damage to broadcasting centers - Damage to a broadcasting center might cause a significant difficulty for continued broadcasts, however, the splitting of broadcasts into two broadcasting centers (Kfar Saba and Re’em Junction) reduces the risk involved if one sustains damage and improves the possibility that most of the broadcasts will survive. In the event of damage to one of the broadcasting centers, DBS will be able to continue broadcasting its main channels from the other broadcasting center (the Kfar Saba center is able to broadcast a larger number of channels that the secondary center at Re'em Junction). All the broadcasting centers have an identical encryption system and therefore backup is also available for the encryption system in the event of damage to one of the broadcasting centers.

DBS's estimate as aforesaid in this paragraph is forward-looking information. This estimate is based on the provision of backup services from the supplier with which DBS has an agreement in the event of damage to the Kfar Saba broadcasting center. This estimate might not be realized or might be realized to some or other extent if DBS is not permitted to receive such backup services.

J.
Malfunction of DBS's computer systems - A significant malfunction in DBS's central computer systems is liable to harm its operational capability. DBS has a remote backup site, which is intended for activation and provision of partial computer services within a few hours in the event of malfunction, however, it will be impossible to implement certain of DBS's operational capacities without the proper operation of the central computer systems.

DBS's estimate as aforesaid in this paragraph is forward-looking information. This estimate is based on the functioning of the remote backup site. This estimate might not be realized or might be realized to some or other extent if this functioning is not enabled.

K.
Technical inferiority and the inability to offer integrated services - DBS’s technology is technically inferior to that of its competitors. This technical inferiority prevents DBS from providing telephony and Internet services, and various interactive services, including VOD, on its infrastructure, and requires it to purchase these services or to enter into cooperation agreements in order to provide such services to its customers.

L.
Defects in the encryption system - DBS’s broadcasts are based on the encryption of broadcasts transmitted via satellites and encrypted via smart cards that are installed in the decoders in subscribers’ homes. Defects in the encryption system or a breach thereof could make it possible to view broadcasts without payment to DBS, thereby causing a reduction in revenues and a breach of the agreements between DBS and its content suppliers.

M.
Lack of exclusivity on frequencies - The spectrum of frequencies used by DBS to transmit its broadcasts from the broadcasting satellites to the satellite dishes installed in subscriber homes, and which is allocated in accordance with the license from the Ministry of Communications, is defined as a frequency spectrum with a secondary allocation, such that an Israeli party that is allowed to make authorized primary use the frequency spectrum. If the owner of the primary allocation uses the aforementioned frequency spectrum, this may cause DBS broadcasts to suffer in terms of quality and/or availability of the broadcasts to its subscribers, which may negatively impact on the financial results of DBS. At the date of this report, to the best of DBS's knowledge, the primary allocation holder did not make use of said frequencies such that it caused real and/or lengthy disruptions to DBS broadcasts.

N.
Disturbances to broadcasts - Since DBS’s broadcasts are wireless transmissions from broadcasting centers to broadcasting satellites and from them to the receiver dishes in subscriber homes, the broadcast of wireless signals in the same frequency spectrum, whether or not they originate in Israel, and extreme weather conditions of heavy rain, hail or snow could cause disruptions to the quality and/or availability of the broadcasts provided by DBS to its subscribers and may cause material harm to its financial results.

5.22.4
The following table sets out the risk factors by nature and ranking according to impact, as assessed by DBS management. Note that DBS’s assessments below regarding the level of exposure of DBS to a risk factor reflects the level of impact of such a risk factor on the assumption that the risk factor is realized, and this does not express any assessment whatsoever not grant any weight whatsoever to the chances of the aforementioned realization. Likewise, the order of appearance of the risk factors above and below is not necessarily based on the risk inherent in each risk factor, or the probability of its occurrence:

Level of Effect
	Major	Moderate	Minor
Macro risk
Financial risks		X
Recession / economic downturn			X
Security situation		X
Sector risk
Dependence on licenses		X
Changes in regulation	X
Fierce competition	X
Development of new technologies	X
Alternative infrastructures		X
Piracy			X
Exposure to class action lawsuits		X
Accessibility to video content over the Internet			X
Specific risk
Need to receive approval from the financing banks for performance of DBS operations			X
Exposure to bank credit being called in for immediate repayment as a result of failure to comply with the financing agreements	X
Restrictions caused by ownership structure	X
Need for sufficient cash flow	X
Satellite malfunction and damage	X
Dependence on space segment supplier	X
Dependence on suppliers of content, equipment and infrastructure	X
Dependence on essential content suppliers		X
Dependence on use of internal wiring		X
Damage to broadcasting centers	X
Malfunction of computer systems		X
Technical inferiority and inability to offer integrated services		X
Malfunction of encryption system	X
Lack of exclusivity on frequencies		X
Disruptions of broadcasts	X

The information included in this Section 5.22 and the assessments of DBS regarding the impact of the risk factors on DBS's operations and business constitute forward-looking information as defined in the Securities Law.  The information and estimates are based on data published by regulatory agencies, DBS assessments of the market situation and the structure of competition, and of possible developments in the market and the Israeli economy. Actual results may differ significantly from these assessments if a change occurs in one of the factors taken into account in making them.

March 7, 2011
Date	Bezeq - The Israel Telecommunication Corp. Ltd.

Names and titles of signatories:
Shaul Elovitch, Chairman of the Board of Directors
Avi Gabbay, Chief Executive Officer